Form 20-F
period 2019-12-31
Wanda Sports Group Co Ltd
filed 2020-05-22
CIK 1771279

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-38975

Wanda Sports Group Company Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

9/F, Tower B, Wanda Plaza

93 Jianguo Road, Chaoyang District

100022, Beijing

People’s Republic of China

(Address of principal executive offices)

Honghui Liao, Chief Financial Officer

Telephone: +86-10-8558-8813

Email: brianliao@wanda.cn

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, every two American depositary shares representing three Class A ordinary shares	WSG	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, no par value*

*	Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC (Nasdaq Global Select Market).

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covering by the annual report:

As of December 31, 2019, there were 205,031,173 ordinary shares outstanding, no par value, out of which (i) 58,063,466 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

RELIANCE ON SEC RELIEF FROM FILING REQUIREMENTS

We are filing this annual report on Form 20-F for the year ended December 31, 2019, or annual report, in reliance on the Order, or the Order, issued by the Securities and Exchange Commission, or the SEC, issued March 25, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465).

On April 7, 2020, we furnished a Current Report on Form 6-K to the SEC to indicate our intention to rely on the relief granted by the Order. As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, we closed our corporate offices across the group and requested that all employees either work remotely or work at office premises in shifts for limited periods of time. Restrictions on access to our facilities resulted in delays by us in the preparation of our financial statements and by our independent public accountant in the completion of the necessary audit procedures. This, in turn, hampered our ability to complete our financial statements and annual report by the April 30, 2020 filing deadline.

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

On March 26, 2020, we entered into a definitive stock purchase agreement, or the WEH sale agreement, with Advance, a private family-owned business, as buyer for the sale of 100% of the shares of WEH, through which we conduct a substantial part of our mass participation sports business, or the WEH business. This transaction, or the WEH sale, is subject to various closing conditions, including regulatory approval, but excluding approval of our shareholders. See “Item 4.A. History and development of the Company – The WEH Sale.”

The historical financial information included in this annual report has not been restated or otherwise modified to reflect the WEH sale. A description of the WEH business has been retained because there is no assurance that the WEH sale will be completed and because an understanding of the WEH business remains relevant to the discussion and analysis of our historical results. As of and for the year ended December 31, 2019, the WEH business represented 25% of our revenue and 27% of our gross profit for the period, and 47% of our total assets, and recorded a net loss of €259.5 million, mainly due to impairment losses. The mass participation sports business that will remain ours immediately following the completion of the WEH sale is referred to herein as the retained mass participation business.

Except for references in “Item 3.D. Risk Factors” and “Item 4.B. Business Overview – Our Segments – Mass Participation,” and except as stated otherwise, “we,” “us,” “our” and “our company” refer to our holding company, Wanda Sports Group Company Limited, and its subsidiaries as of the completion of the group restructuring in March 2019, and to the predecessor operations of Infront, WEH and WSC prior to the group restructuring. In the context of describing our operations and consolidated financial information following the group restructuring, such terms also refer to our consolidated VIE and its subsidiaries. In “Item 3. Key Information – D. Risk Factors” and in “Item 4.B. Business Overview – Our Segments – Mass Participation,” “we,” “us,” “our” and “our company” refer to our business excluding the WEH business and the retained mass participation business, respectively.

In addition, except where the context otherwise requires and for purpose of this annual report:

•	“ADSs” refers to American depositary shares, with every two ADSs representing three Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Chinese yuan” and “RMB” refer to the legal currency of China;

•	“Class A ordinary shares” refers to our class A ordinary shares;

•	“Class B ordinary shares” refers to our class B ordinary shares;

•	“Companies Ordinance” refers to Chapter 622 of the Laws of Hong Kong, which came into force on March 3, 2014;

•	“Cooperation Agreement” refers to the cooperation agreement we entered into with Dalian Wanda GCL and Wanda Culture Holding Co. Limited, a subsidiary of Wanda Culture, in 2019;

•	“Dalian Wanda GCL” refers to Dalian Wanda Group Co., Ltd., which was founded and controlled by its chairman and president, Mr. Jianlin Wang;

•	“Dalian Wanda Group” refers to Dalian Wanda GCL and its consolidated subsidiaries (excluding us);

•

“digital media partner” refers to a partner to which we provide services through our in-house DPSS capabilities through a separate service contract (namely, outside the scope of a rights-in arrangement with a rights owner or a rights-out arrangement with a rights-out client), to generate revenue in our DPSS segment;

•	“DPSS” refers to Digital, Production, Sports Solutions;

•

“event” is defined by the venue or location of a sport and, in connection with our mass participation sports business, includes owned events, licensed events and/or licensed-in events (unless the context requires otherwise). One or more race(s) or other sports activities occurring at the same venue or location over a short period (often over a weekend) are considered a single event, except that an IRONMAN event and an IRONMAN 70.3 event scheduled in the same location on the same weekend are considered two separate events;

•	“event day” is a day per location where at least one of our spectator sports or DPSS employees is actively contributing to the event occurring in that location;

•	“EUR” or “euro” or “€” is the lawful currency of the European Economic and Monetary Union;

•	“FIFA” refers to the Fédération Internationale de Football Association, the world’s governing body of football;

•	“fiscal year” refers, in any given year, to the period from January 1 to December 31;

•	“gross-paid athlete” refers to every person who pays an entry fee to participate in an owned event in our mass participation sports business;

•

“group restructuring” refers to the creation of Wanda Sports Group Company Limited, our holding company, and a series of related steps that completed in March 2019 and resulted in Wanda Sports Group Company Limited beneficially holding 100% of the equity interests in Infront and WEH, and having control over and consolidating the operating results of WSC through a VIE structure;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong;

•	“Hong Kong” refers to Hong Kong, Special Administrative Region of China;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“Infront” refers to Infront Holding AG and its subsidiaries;

•	“Infront China” refers to Infront Sports & Media (China) Co., Ltd., an indirect wholly-owned subsidiary of Infront Holding AG in China;

•

“licensed event” refers to an event for which we or WEH, as the case may be, own the underlying intellectual property but do not organize or operate the event (but instead license the organization and operation of the event to third parties against the payment of a license fee);

•

“licensed-in event” refers to an event for which the retained mass participation business did not, and does not, own the underlying intellectual property but which it organizes or operates itself pursuant to a license agreement, such as, for example, (i) the IRONMAN 70.3 events, the Rock ‘n’ Roll Marathon Series and the Epic Series in China (these licensing arrangements are currently intra-group and will continue after the completion of the WEH sale in accordance with the terms of the WEH License Agreement) and (ii) the Chengdu Marathon (which is licensed by WSC from the Chengdu government) and the Shenyang International Marathon (which is licensed by WSC from the Shenyang government);

•	“ordinary shares” or “shares” refers to our Class A ordinary shares and our Class B ordinary shares;

•	“owned event” refers to an event for which we or WEH, as the case may be, own the underlying intellectual property and that we or WEH, as the case may be, organize and operate ourselves or themselves;

•

“participating athletes” refers, unless the context otherwise requires, to persons who participate in an owned event, including gross-paid athletes and individuals participating due to complimentary entry;

•	“partner” means a rights-in partner, rights-out client, digital media partner or other stakeholder in the sports ecosystem;

•

“project” refers to each contract-based arrangement undertaken by us in our spectator sports and DPSS businesses with a rights owner or other partner relating to a particular event, which provides an annual revenue contribution of at least €100,000;

•

“rights-in contract” or “rights-in arrangement” refers to a contractual arrangement entered into with a rights-in partner providing us with certain rights to use the intellectual property to a sports event, which is the basis on which we, in turn, enter into rights-out contracts, and under which we may also provide services through our in-house DPSS capabilities to generate revenue in our Spectator Sports segment;

•	“rights-in partner” refers to a rights owner with which we have entered into a rights-in contract;

•	“rights-out client” refers to a contractual counterparty, such as brands and media companies, with which we have entered into a rights-out contract;

•

“rights-out contract” or “rights-out arrangement” refers to a contractual arrangement entered into with a rights-out client pursuant to which we monetize, through media distribution, sponsorship and/or marketing, the rights acquired through a rights-in contract, and, as the case may be, provide services through our in-house DPSS capabilities, to generate revenue in our Spectator Sports segment;

•	“rights owner” refers to an owner of intellectual property to a sports event, such as ourselves for our owned events, a sports federation, a sports league or a sports club;

•	“Swiss francs” refers to the legal currency of Switzerland;

•	“US$” or “US dollar” or “$” or “dollars” refers to the legal currency of the United States;

•	“United States” or “U.S.” refers to the United States of America;

•	“Wanda Culture” refers to Beijing Wanda Culture Industry Group Co., Ltd., a subsidiary of Dalian Wanda GCL;

•	“WEH” refers to World Endurance Holdings, Inc. and its subsidiaries;

•

“WEH License Agreement” refers to the exclusive multi-event license agreement entered into in March 2020 by and between WEH, as licensor, and Guangzhou Wanda Sports Development Co. Ltd., as licensee; and

•	“WSC” refers to Wanda Sports Co., Ltd., which is our VIE, and its subsidiaries.

Our reporting currency is the euro. This annual report contains translations of euro amounts into US dollars and of US dollars amounts into euros at specific rates solely for the convenience of the reader. The conversion of euro into US dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

Unless otherwise noted or in connection with specific dates mentioned in this annual report (in which case the translation was made at the exchange rate applicable at such specific date), all translations from euro to US dollars and from US dollars to euro in this annual report were made at a rate of €0.8907 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any euro or US dollar amounts could have been, or could be, converted into US dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements, including statements concerning our industry, our operations, our anticipated financial performance and financial condition, and our business plans and growth strategy and product development efforts. All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information – D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements

You can identify forward-looking statements by words or phrases such as “may,” “might,” “will,” “should,” “estimate,” “is/are likely to,” “potential,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions. These forward-looking statements include, but are not limited to, statements about:

•	the impact of the COVID-19 pandemic on our business, operations, results of operations, financial condition, cash flows and liquidity;

•	our goals and strategies, including following the completion of the WEH sale;

•	the expected growth in our industry;

•	our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements;

•	our future business development, results of operations and financial condition;

•	competition in our industry;

•	general economic and business conditions; and

•	assumptions underlying or related to any of the foregoing.

We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you are cautioned not to place undue reliance on forward-looking statements, which relate only to events or information as of the date on which the statements are made and involve various risks and uncertainties. Our forward-looking statements do not reflect the potential impact of any future acquisitions or investments we may make.

Failure of our industry to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, due to the significant changes affecting the sports ecosystem, projections or estimates about our business and financial prospects involve significant risks and uncertainties. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017, the selected consolidated balance sheet data as of December 31, 2019 and 2018, and the selected consolidated cash flow data for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read this section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Statement of Profit or Loss Data

The following table presents our selected consolidated profit or loss data for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s, unless indicated otherwise and except for per share data)	(€ ‘000s, unless indicated otherwise and except for per share data)
Revenue	1,156,484	1,030,080	1,129,186	954,598
Cost of sales	(770,585)	(686,360)	(763,793)	(624,093)

Gross profit(1)	385,899	343,720	365,393	330,505

Personnel expenses	(183,656)	(163,582)	(144,433)	(135,105)
Selling, office and administrative expenses	(77,105)	(68,677)	(52,043)	(54,710)
Depreciation and amortization	(40,749)	(36,295)	(32,846)	(22,129)
Impairment of goodwill	(285,535)	(254,326)	—	—
Other operating income/(expense), net	2,730	2,432	(26,801)	2,882
Finance costs	(89,819)	(80,002)	(53,711)	(53,300)
Finance income	2,599	2,315	11,842	27,871
Share of profit of associates and joint ventures	1,979	1,763	5,566	509

(Loss)/profit before tax	(283,657)	(252,652)	72,967	96,523

Income tax	(23,784)	(21,184)	(18,955)	(17,731)

(Loss)/profit for the period	(307,441)	(273,836)	54,012	78,792

Gross margin(2) (%)	33.4	33.4	32.4	34.6
Earnings/(loss) per share
Basic	(1.63)	(1.45)	0.31	0.46
Diluted	(1.63)	(1.45)	0.30	0.44
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic	189,480	189,480	169,331	169,331
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted	198,673	198,673	169,331	169,331

(1)

Cyclicality driven by the timing cycle of sports events has a significant impact on the comparability of our results from one period to the next. In 2018, both total revenue and total cost of sales were impacted significantly due to media production activities in connection with the 2018 FIFA World Cup RussiaTM accounted for in our DPSS segment. These activities are undertaken pursuant to our cost-plus contractual model under which both revenue and costs are fully accounted for in our consolidated statement of profit or loss, including reimbursement revenues and reimbursement costs. Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact. The negligible gross margin impact from reimbursement revenues and reimbursement costs (as opposed to a zero gross margin impact as may be otherwise expected) is due to temporary timing differences mainly resulting from foreign exchange effects on invoice settlements. See “Item 5. Operating and Financial Review and Prospects” for further information including the amounts of reimbursement revenues and reimbursement costs for each of 2019, 2018 and 2017.

(2)	Represents gross profit as a percentage of total revenue for the relevant period.

Selected Consolidated Balance Sheet Data

The following table presents our selected consolidated balance sheet data for the periods indicated.

	As of December 31,
	2019	2019	2018	2017
	(US$ ‘000s)	(€ ‘000s)
Total current assets	677,468	603,420	619,446	654,466
Total non-current assets	1,338,992	1,192,641	1,263,065	1,167,897

Total assets	2,016,460	1,796,061	1,882,511	1,822,363

Total current liabilities	803,227	715,434	1,172,530	1,094,564
Total non-current liabilities	957,239	852,613	718,996	787,172

Total liabilities	1,760,466	1,568,047	1,891,526	1,881,736

Total shareholders’ equity/(deficit)	255,994	228,014	(9,015)	(59,373)

Total liability and shareholders’ equity	2,016,460	1,796,061	1,882,511	1,822,363

Selected Consolidated Cash Flow Data

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s)	(€ ‘000s)
Selected Consolidated Cash Flow Data
Net cash flows from/(used in) operating activities	31,127	27,725	66,588	145,678
Net cash flows from/(used in) investing activities	(153,348)	(136,587)	(57,120)	(104,142)
Net cash flows from/(used in) financing activities	104,539	93,113	(65,449)	76,976

Net increase/(decrease) in cash and cash equivalents	(17,682)	(15,749)	(55,981)	118,512

Cash and cash equivalents at beginning of year	198,774	177,048	230,419	124,344
Effect of foreign exchange rate changes, net	2,470	2,199	2,610	(12,437)
Transfer to assets held for sale	(307)	(273)	—	—

Cash and cash equivalents at end of year	183,255	163,225	177,048	230,419

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA, each a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that these measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit/(loss) from operations and net profit/(loss). We believe that EBITDA and Adjusted EBITDA each provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

These non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Investors are encouraged to review EBITDA, Adjusted EBITDA and the reconciliation to the most directly comparable IFRS measure as set forth below. EBITDA and Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table shows the reconciliation of EBITDA and Adjusted EBITDA to our (loss)/profit of the period for the periods indicated.

	For the year ended December 31,
	2019		2018
	(US$ ‘000s)	(€ ‘000s)	(€ ‘000s)
(Loss)/profit for the period	(307,441)	(273,836)	54,012
Income tax expense	23,784	21,184	18,955
Net interest expenses	76,112	67,793	24,587
Depreciation and amortization	40,749	36,295	32,846

EBITDA	(166,796)	(148,564)	130,400

Goodwill impairment(1)	285,535	254,326	—
Share-based compensation(2)	28,610	25,483	8,723
Expenses or charges relating to acquisition(3)	5,314	4,733	5,055
Expenses or charges relating to IPO or financing(4)	7,457	6,642	3,850
Restructure and disposal of investments / subsidiaries(5)	3,120	2,779	—
Loss from termination of customers(6)	—	—	1,928
Change in fair value of investments(7)	(1,376)	(1,226)	445
Bad debt expenses relating to specific customer(8)	—	—	27,122
Loss on foreign exchange and derivatives, and other financial charges(9)	11,108	9,894	17,282
Estimated client compensation relating to fraudulent activities(10)	13,967	12,440	—
Expenses or charges relating to Sarbanes-Oxley compliance(11)	186	166	—
Remeasurement of contingent consideration(12)	631	562	—
Net loss on disposal of assets(13)	168	149	—

Adjusted EBITDA	187,924	167,384	194,805

(1)

Represents one-time impairment losses of goodwill where the annual goodwill impairment test indicated that there were two out of nine cash-generating units (“CGUs”) (WEH North America CGU and WEH Oceania CGU) having a value in use lower than their respective carrying amounts.

(2)

Share-based compensation in 2019 consisted of share-based compensation and social insurance expenses related to the equity incentive plan adopted at the Infront level and borne by us. This line item has been excluded as it is a non-recurring expense.

(3)

Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants mainly in respect of strategic acquisitions in our mass participation sports business.

(4)	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.

(5)

Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies. In 2019, the expenses or costs mainly represented business optimization and other reorganization expenses incurred in WEH and Infront. While event and contract performance reviews are performed as a normal course of business, these larger restructuring processes are considered non-recurring.

(6)	Eliminates the impact from the extraordinary loss of certain rights-in partners following their insolvency.
(7)	Eliminates the net investment loss on investments.
(8)

Eliminates expenses reflecting expected credit losses in trade account receivables that we had outstanding from a sports marketing and media rights firm (MP & Silva) as well as contract assets, as a result of the initiation of MP & Silva’s insolvency process.

(9)	Represents the loss on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
(10)	Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront.
(11)	Represents Sarbanes-Oxley Act consulting charges paid to third parties.
(12)	Represents fair value change of contingent consideration from business combination.
(13)	Represents net loss on disposal of property, plant and equipment and intangible assets.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Overriding Risks Related to the Outbreak and Spread of COVID-19The outbreak and global spread of COVID-19 could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since been declared a pandemic by the World Health Organization as it has spread around the world. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection in themselves or others, including reduced travel, cancelation of meetings and events, self-isolation, and implementation of work-at-home policies, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. The foregoing will likely adversely affect business confidence and consumer sentiments, continue to be accompanied by significant volatility in financial and commodity markets, and have macro-economic implications, including increased unemployment levels, reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of our business, sports events throughout the world, including the Tokyo 2020 Summer Olympics and European football league seasons, have been postponed or canceled, and few currently have plans to resume in the near future. Postponement or cancelation of test or qualifying events, as well as disruptions to training schedules for athletes and event volunteers across all sports, are likely to affect the timing and quality of events scheduled to be held months in the future. We expect that the foregoing developments will adversely affect our Mass Participation as well as our Spectator Sports and DPSS segments, and that adverse effect could be material. The impact on us, and the entire sports ecosystem, will depend in part on the duration of the pandemic and the containment responses, and the accompanying restrictions on public gatherings. Moreover, we expect that when stay-at-home restrictions are lifted, they will be lifted in phases, and that restrictions on large public gatherings may well be lifted later than others. Once stay-at-home orders and restrictions on public gatherings are lifted more broadly, it is unclear what ongoing restrictions will be imposed on, or expected of, sports venues in terms of capacity and physical distancing, and what the implications of those restrictions may be on re-engagement with live sports events. In addition, the level of fan re-engagement with live sports events is impossible to predict. We have no control over the timing, scope or content of the restrictions that will impact our business, and expect that these will be affected by a patchwork of regional, national, municipal and local laws and regulations.

With respect to our mass participation events, we gradually postponed or canceled substantially all of our events, beginning in January in China and expanding to Europe and North America as the pandemic spread. By April 2020, substantially all of our remaining sports events had been canceled or postponed, and there has been a corresponding impact on registrations for upcoming events. The decision to continue, restrict or otherwise modify, postpone, cancel or resume a postponed event will be based on availability of local community resources, ongoing event-specific risk assessment in coordination with the relevant healthcare and government authorities, and any relevant local regulatory restrictions.

With respect to our spectator sports and DPSS operations, sports events of all kinds have been postponed or canceled, which will have an adverse impact on our results of operations in our Spectator Sports and DPSS segments. Broader macro-economic implications, including reduced consumer confidence, could, following the direct disruption of events due to cancelations or postponements, adversely affect attendance at sports events and discretionary spending, which in turn would also adversely affect sponsorship opportunities, as advertisers reduce budgets. Moreover, as we are regularly engaged in negotiations with rights-in partners, rights-out clients, digital media partners, broadcasters, sponsors and other stakeholders, our ability to engage in these negotiations (for new contracts, to extend existing contracts or for acquisitions) may be adversely affected by any of the foregoing as well as the more practical impediments to scheduling and holding meetings, including restrictions on travel, office closures, business continuity concerns and other disruptions. We may also be compelled to accept contract terms that are less favorable to us than those we currently enjoy. Less favorable or unsuccessful contract negotiations could have short-, medium- or longer-term revenue implications for us. To the extent that any of our key counterparties are also adversely affected by the spread of COVID-19 and responses thereto, we could also be adversely affected in any number of respects. Lengthy or renewed shut downs could have an adverse impact on sports clubs due to significant liquidity pressures. In addition, the current and evolving environment raises untested issues, such as contingency plans for games without live audiences and theories of contractual interpretation in relation to a pandemic. More fundamental shifts may see changes in distribution models (including to direct-to-consumer) or acceleration of trends to move distribution activities in-house.

COVID-19 and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses in future years) and could increase our vulnerability to information technology and other systems disruptions.

We currently are unable to predict the duration and severity of the spread of COVID-19, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

Certain of our contracts have capital commitments and minimum revenue guarantees (see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Our Revenue-Generation Models – Our Spectator Sports and DPSS Segments”), which are tied to events taking place. Where events have already taken place in 2020 under arrangements providing for a series events, we are in negotiations with rights owners to reduce our capital commitment and minimum revenue guarantee obligations in light of COVID-19 postponements and cancelations. We also are in negotiations with rights owners on how to modify capital commitments and minimum revenue guarantees to reflect potential changes in revenue streams due post-COVID-19 adjustments (for example, hospitality and sponsorship).

Infront Sports and Media AG has a credit facility, or the Infront credit facility, under which €469.5 was outstanding at April 30, 2020. That credit facility has a leverage ratio covenant (see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Indebtedness”), from which we expect we will need relief due to the impact of COVID-19 on our revenue. Failure to do so could result in an acceleration of the debt outstanding under the Infront credit facility unless we and the lenders reach agreement to avoid a default and acceleration. We are in discussion with our lenders with respect to covenant relief.

Each of the following risk factors should be read in the context of the foregoing uncertain trends, events and developments as they affect us (collectively, the COVID-19 Risks), whether or not we make specific reference to the COVID-19 Risks, given the potentially pervasive and fundamental effects of the pandemic on our business.

Efforts to mitigate the impact of the COVID-19 pandemic on our business through new services and solutions may prove unsuccessful.

We are working closely with our partners, rights holders, sponsors and event organizers to assess the impact of COVID-19 on timing and the protocols for future sports events and to manage the financial impact across our value chain. In anticipation that sports events might proceed in the medium- to longer-term without spectators, we are seeking to develop additional digital and broadcast solutions to offer to, and prepare partners for, the expected demand for new forms of live and digital sports consumption. We are also partnering with leading sports organizations to provide innovative online racing and event experiences to keep our athlete communities connected and engaged. These include virtual and eSports events. These efforts to mitigate the impact of the COVID-19 pandemic involve new digital, broadcast and production services for new forms of live and digital sports consumption, and the extent to which audiences and athletes will be willing to engage in virtual and eSports events remains to be seen, and it is therefore unclear whether these efforts ultimately will have a significant positive impact on our business, results of operations, financial condition, cash flows or liquidity and sufficiently offset reductions in historical services and solutions. In addition, these efforts may cause us to incur new costs that could outweigh their ultimate benefit.

Risks Related to Potential Sale

We may be unable to complete the WEH sale.

On March 26, 2020, we entered into the WEH sale agreement with Advance for the sale of 100% of the shares of WEH, through which we conduct the WEH business. The WEH sale is subject to various closing conditions, including regulatory approval, but excluding approval of our shareholders. See “Item 4.A. History and development of the Company – The WEH Sale.” The closing of the WEH sale may not occur as expected, or at all. Should the WEH sale not close, we would retain and continue to operate the WEH business. Should that be the case, however, the WEH business and we, indirectly as the ongoing owners, may suffer from a reputational perspective or otherwise by reason of the failure to have sold the WEH business.

We will now rely on a license agreement with WEH to organize and operate events in China.

We rely on the WEH License Agreement to organize and operate, until the end of 2025, IRONMAN, IRONMAN 70.3, Rock ‘n’ Roll Marathon Series and Epic Series events in China. If WEH were to develop or acquire new sports events during the term of the WEH License Agreement, WEH has agreed to negotiate with us prior to licensing any such new events in China to a third party. The WEH License Agreement subjects us to various qualitative standards (for example, with respect to the usage of trademarks and quality of branded materials and insurance), quantitative standards (for example, with respect to minimum and maximum events per year), as well as to financial obligations and various other obligations relating to the organization, administration and operation of the licensed-in events.

The licensed-in events under the WEH License Agreement represented approximately 20% of our 2019 mass participation sports business globally (excluding the WEH business).

Under the WEH License Agreement, we are obligated to pay damages to WEH in the event of cancelation of licensed-in events other than due to force majeure. It is unclear how this force majeure clause will be interpreted if licensed-in events are canceled due to COVID-19, particularly those sports events that are canceled without a government order to do so. License fees remain due even if events are canceled due to force majeure.

Risks Related to our Expected Ongoing Business and Industry

Our inability to adapt our business to changing conditions that affect the sports ecosystem could have a material adverse effect on us.

We seek to create value for stakeholders in all parts of the sports ecosystem, from rights owners to brands and advertisers, and from fans to athletes. The sports ecosystem is undergoing significant transformation at the expense of traditional distribution channels as a result of changes in consumer behavior, and in particular the ways in which sports fans consume sports events. We attribute the behavioral change in large part to emerging digital technologies, as well as other alternative distribution platforms. More recently, these changes have been exacerbated by the COVID-19 pandemic, which has encouraged us and other sports organizations to provide more virtual and eSport options, among other digital content, in order to allow athletes and fans to participate in sports events that would otherwise be canceled or that might appear unsafe. Digital cable, internet and wireless content providers continue to improve technologies, content offerings, user interfaces and business models that allow consumers to access video-on-demand and internet-based content with interactive capabilities. As the technology evolves to accommodate multimedia services and products, we need to adapt to, and support, these services and products. However, we may be unable to identify and capitalize on opportunities that present themselves in a timely manner, or at all. For example, our ability to leverage new technologies could suffer if we are unable to offer digital solutions that achieve market acceptance across our sports categories and our markets.

In addition, innovative new technologies, models and platforms have the potential to provide significant opportunities for rights owners to engage more directly and comprehensively with fans and other sports enthusiasts through a wide variety of platforms and technologies, rather than through us. Particularly for sports that have significant global appeal, rights owners may have the financial resources, organizational capability and/or strategic focus to develop in-house capabilities to monetize their rights themselves, to terminate their relationships with us or reduce their level of engagement with us and monetize their rights in-house. For example, we previously worked with FIFA to manage the distribution of the extensive FIFA Films archive dating back to 1930, including film and television coverage of previous editions of FIFA World Cup™ events and other FIFA events. In 2018, this contract was not renewed as FIFA decided to bring this management capability in-house. The Chinese Basketball Association, or CBA, in 2017, decided to reduce the scope of the relationship between them and us in relation to the CBA League and the CBA All-Star Game. As a result, we are no longer the exclusive partner to the CBA for the sale of sponsorship and media rights for these events. To the extent that FIFA, the CBA or other rights owners choose to develop further in-house capabilities and otherwise engage the ecosystem more directly through such capabilities, it would likely have a material adverse effect on our business, results of operations or prospects.

The impact of the COVID-19 Risks are difficult to predict, and that extends to assessing what the impact will be across the sports ecosystem.

Our business is sports-centric, and our success is tied to sports generally and, in particular, to changes in popularity of the sports on which we choose to focus.

We are largely dependent on the continued popularity of sports generally and, in particular, the popularity of the sports upon which we have chosen to focus. Changes in popularity of these sports globally or in particular countries or regions could be influenced by competition from other sports or alternative forms of entertainment. A change in sports fans’ or athletes’ tastes, a change in perceptions relating to particular sports (for example, if a particular aspect of such sports become unpopular due to safety or other considerations), or a popularity shift towards sports events that are currently under-represented or not represented at all in our portfolio, could result in reduced engagement in our events or otherwise reduce the value of our rights portfolio. This, in turn, could reduce sponsorship or other advertising demand relating to the sports.

We could also be adversely affected by developments or trends affecting rights owners or other stakeholders in a particular sport. For example, several European football clubs in recent years with whom we have entered into rights-in arrangements have subsequently been relegated to lower level leagues or have suffered financial difficulty. Overall, football accounted for 31%, 48% and 47% of our Spectator Sports segmental revenue in 2019, 2018 and 2017, respectively. Further, the creation of new and/or expansion of existing sports events, such as the envisaged expansion of the 2021 FIFA Club World Cup, could draw away some of the attention and appetite for existing sports events in our portfolio. Our inability to acquire the rights to such new and/or expanded sports events could have a material adverse effect on our business, results of operations or prospects.

Adverse developments relating to a sport or to key stakeholders in a sport, including but not limited to the COVID-19 Risks, could affect our ability to monetize acquired rights or possibly recover investments we have made in the relationships with the rights owners, and to the extent that any such sport is material to our revenue, could have a material adverse effect on our business, results of operations or prospects.

We may be unable to maintain or enhance our portfolio of sports rights, which is a key component of our growth strategy.

We own, or otherwise have contractual rights to, an extensive portfolio of global, regional and national sports properties from which we seek to generate revenue across the value chain, including events operation, media production and media distribution, sponsorship and marketing, digital solutions and ancillary services. The contractual rights portion of our portfolio is derived from rights-in arrangements and rights-out arrangements, which generally are for fixed terms. We are dependent upon relationships with key rights owners and other stakeholders throughout the sports ecosystem, from which we benefit, including with the leadership of sports federations, to maintain or obtain new rights. We have in the past been, and may in the future be, subject to risks that our partners in our spectator sports or DPSS businesses cease to work with us, develop their own service offerings or products instead of using ours, use alternative intermediaries for certain products or services, or fail to renew existing contracts on terms favorable to us, or at all.

Certain of our key rights-in contracts currently are scheduled to end over the next few years, in particular our contracts with Lega Serie A for media sales relating to Lega Serie A games (by the end of the 2020/21 season), with the German Football Association (Deutscher Fussball-Bund, or DFB) for media and sponsorship rights relating to the DFB Cup (by the end of the 2021/22 season) and with FIFA for Asian media sales and host broadcasting for FIFA World CupTM and other FIFA events (by the end of 2022). While we seek to enhance and broaden our portfolio of sports rights, we may not ultimately be able to secure new long-term relationships or maintain our existing relationships (in the latter case, for example, because of changes in leadership and priorities of the relevant rights owners, changes in operating models that contemplate moving monetization efforts in-house, liquidity issues affecting rights owners or other adverse consequences arising from the COVID-19 Risks, or our own management changes) and, if we are able to renew or extend rights-in contracts, the terms we are able to negotiate may not be as profitable as they were before. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments.”

In monetizing our rights-in arrangements and otherwise engaging with rights owners, we believe we enjoy a competitive advantage to the extent we can offer a portfolio of sports rights covering key aspects of the relevant sports, and can supplement our engagement with rights owners by applying our in-house DPSS capabilities. For example, for winter sports, we are able to offer a broad range of rights while representing each of the seven Olympic Winter Sports federations. Were we to fail to maintain a particular part of a portfolio, we would not only lose the benefit of the particular contract, but could lose the benefit of the portfolio effect as well.

We may be locked into certain forms of monetization and miss out on other opportunities due to our failure to properly adapt to future developments in our contracts.

We generally seek broad scope in our rights-in contractual provisions to monetize rights. However, the evolving nature of the sports ecosystem may result in new forms of media distribution, sponsorship and/or other forms of potential rights monetization (perhaps unforeseen when the contract was entered into). If we have not provided adequate scope to capture such developments, we may lose out on potential opportunities and the value of our acquired rights may be diminished.

We derive significant revenue from the monetization of the rights we acquire from rights owners, and our profitability will be adversely affected if we are unable to enter into attractive rights-out arrangements.

For rights we do not own (generally, in our spectator sports business), we seek to monetize rights acquired on a rights-in basis through rights-out arrangements. We seek to leverage our network of relationships with, among others, rights owners, rights-out clients, broadcasters, advertisers and local governments to secure and monetize the rights that are critical to our success. We rely on estimates, third party evaluations, systematic analysis and projections of the market share and future value of licensable content controlled by each content partner, as well as our own models and in-house expertise, to forecast our ability to recoup our investment on the rights-in side, taking into account actual content acquisition costs to be incurred over the duration of the arrangement. To the extent that our actual revenue from rights-out arrangements, which often are of a shorter duration than our rights-in arrangements, underperforms relative to our expectations, our profitability may be materially adversely affected. These risks are heightened when we seek to monetize rights under commission-based rights-in contracts (often for media distribution) that obligate us to provide rights-in partners with minimum revenue guarantees or under full rights buy-out contracts with future payment obligations (as opposed to arrangements providing only for a commission for rights-out deals closed), which could reduce our profit on any such contracts, or in fact trigger a loss on any such contract. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments.” Moreover, any time lag between payments we make under our rights-in arrangements and the payments we receive in monetizing such rights through rights-out arrangements could have a material adverse effect on our levels of working capital. The COVID-19 Risks will likely impact both the rights-in arrangements (potentially reducing the rights to monetize) as well as the rights-out arrangements (potentially reducing the alternatives for monetization opportunities as well as our ability to be paid on a timely basis).

The contracts on which we depend in our Spectator Sports and DPSS segments impose numerous obligations on us.

In our Spectator Sports and DPSS segments, which collectively accounted for 68.3%, 74.8% and 73.7% of our revenue in 2019, 2018 and 2017, respectively, we rely on contractual arrangements to obtain the rights we can then monetize, and otherwise to provide a comprehensive suite of sports-related services through our DPSS capabilities, either as part of a rights-in or rights-out arrangement (accounted for under our Spectator Sports segment) or as part of a separate service contract (accounted for under our DPSS segment).

The contracts with our partners that underpin these arrangements are complex, come in a number of different forms and impose numerous obligations on us, including obligations to:

•

provide, with respect to our rights-in contracts, future payment obligations, recorded as capital commitments, under our full rights buy-out contracts (€1.9 billion as of December 31, 2019) and minimum revenue guarantees under commission-based contracts (€1.2 billion as of December 31, 2019);

•	take adequate measures to monitor and prevent third parties (including rights-out clients) from infringing or misusing intellectual property of our rights-in partners;

•	meet detailed and sports event specific minimum transmission, live coverage quality, host broadcaster and media production requirements;

•	maintain records of financial activities and grant rights-in partners access to and rights to audit our records;

•	adopt and implement effective anti-piracy, data protection and geo-blocking measures; and

•	comply with certain security and technical specifications.

If we are unable to meet our obligations or if we breach any of the other terms of our contractual arrangements, we could be subject to monetary penalties and our rights under such arrangements could be terminated, or could be subject to other remedies including obligations to renegotiate terms. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition or prospects.

Moreover, our contracts are governed by the laws of a variety of jurisdictions, which laws may differ in significant respects from laws in the United States. For example, under Swiss law, the governing law of some of our rights-in contracts, a contract may be terminated at any time with immediate effect for cause, which includes unforeseeable changes in factual circumstances that make it objectively unbearable for a party to continue a contractual relationship. If our contracts are terminated, this could have a material adverse effect on our business, results of operations, financial condition or prospects.

It is unclear how contractual provisions, including force majeure clauses, will be interpreted in any particular jurisdiction, let alone across our contract base, in light of the COVID-19 Risks.

We depend on the success of live sports events, which are inherently susceptible to risks, and our exposure to such risks is potentially heightened as a result of the nature of mass participation sports events and the athlete experiences we seek to create.

Live sports events, and, in particular those involving large numbers of athletes or fans, require significant logistical capabilities, including substantial resources for safety and security, and sufficient infrastructure, which can be complex, difficult to coordinate and costly to have in place. In particular, many of our mass participation sports events take place in open-air locations across long distances that are easily accessible to the general public. Even where logistics and infrastructure have been appropriately planned for, public live events, including our owned events, involve risks that may be beyond our control or the control of the relevant organizer (if not us). Such risks may include terrorist attacks, gun violence or other security threats (such as the 2013 Boston Marathon bombing), travel interruption or accidents, traffic incidents, weather-related interruptions, natural catastrophes, public health emergencies (such as the outbreaks of SARS-CoV, MERS-CoV and, most recently, the coronavirus and the attendant COVID-19 Risks), equipment malfunction, labor strikes or other disturbances. Due to the COVID-19 Risks, the industry faces significant rethinking of live sports events, which could be restricted in size or format, or replaced by virtual events.

Over and above the COVID-19 Risks, any of the foregoing could result in personal injuries or deaths, canceled events and other disruptions to events adversely affecting the success of the events. They could also adversely affect our ability to stage events in the future, such as if host cities choose not to partner with us given event-related risks. In certain cases, they could otherwise impact the profitability of our events. We could also be exposed to liability or other losses for which we may not have insurance or suffer reputational harm. As a result of the COVID-19 Risks, it might also become more expensive for us to obtain insurance in the future, and insurance against certain risks, including those related to a pandemic, may be unavailable.

In the case of our mass participation sports events, we focus on creating inspirational sports event experiences for athletes and cultivating highly engaged and dedicated communities of athletes. As a result, factors adversely impacting the enjoyment of athletes during such events, even relatively minor issues, such as adverse weather conditions or poorly functioning infrastructure, to the extent they become associated with, and undercut, our events or, more generally, our brands, could lead to declining popularity of our events in future periods. As we coordinate all aspects of these events, including executing the events on-site, and undertaking the many items in preparation for each event, event cancelations or poor execution could also lead to declining popularity of our events in the future. In addition, our events typically require us to obtain permits from the relevant host cities or municipalities, and restrictive permit conditions, poor delivery of services (including those not directly under our control) or the widespread cancelation of sports events could also harm our brands. Even prior to the sports events cancelations related to the outbreak and global spread of COVID-19, in 2018, two of our sports events in China were canceled on short notice due to circumstances beyond our control. Although in certain jurisdictions we may not be legally required to reimburse athletes for canceled (or otherwise adversely affected) events, we may choose to do so for reputational or other considerations, adversely impacting our results of operations.

Our mass participation sports business could be harmed if the relationships on which we depend were to change adversely or terminate.

In our mass participation sports business, each of our events typically involves an exhaustive checklist of items to be organized and coordinated among numerous parties. Thus, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of our sports events, we often are dependent on relationships with local authorities and government agencies. Local authorities or government agencies provide us funding (such as in the form of host city fees for our events) and essential services (such as police and security services, traffic control and assistance in obtaining the required approvals and permits) that are integral to the success of the event. For the registration of athletes for many of our mass participation sports events, we use third-party providers. We are also heavily reliant on volunteers for the organization of our mass participation sports events, and a decline in numbers of volunteers or any restrictions on volunteers assisting with events would have a material adverse effect on the profitability of these events. If we are unable to rely on providers or volunteers for services in our mass participation sports business, it could cause disruptions to our events or otherwise adversely impact our relationships with our community of athletes. Any adverse changes in or termination of any of these relationships could have a material adverse effect on our business, results of operations, financial condition or prospects.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our partners.

We have significant intellectual property rights, in particular with respect to our business brands, such as the Infront brand. We regard our intellectual properties as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and copyright, software copyright, trademark, and other intellectual property laws. We also make use of the intellectual property rights from our rights-in partners to monetize the rights acquired through rights-out arrangements. Despite our efforts to protect our or our partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our partners’ intellectual property by competitors, former employees or other third parties.

Monitoring and preventing any unauthorized use of our or our partners’ intellectual property is difficult and costly, and any of our or our partners’ intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all. Any failure in protecting or enforcing our or our partners’ intellectual property rights could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are focused on expanding our business in China, which exposes us to certain risks arising from economic, public health or political developments and regulatory uncertainties.

We intend to continue to grow our presence in China. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While China’s economy has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. As a result of the COVID-19 Risks, China’s economic growth is likely to decline, and any severe or prolonged slowdown in the Chinese economy could adversely affect our efforts in China and our growth strategy and could result in a material adverse effect on our business, results of operations, financial condition or prospects. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In addition to the COVID-19 Risks, the Chinese economy was negatively impacted by the tariffs on exports that China and the United States each imposed on the other in an escalating trade war in 2019 and early 2020. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

In addition, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of our economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedent. Since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Any claim, investigation or proceeding against us could result in a material adverse effect on our business, results of operations, financial condition or prospects. See also “—We are subject to a range of laws, including anti-corruption, anti-money laundering, antitrust/competition and sanctions laws and regulations, and business conduct rules, across a number of jurisdictions and could be adversely affected by failures to be fully compliant” as to the impact of regulation in China.

We may be unable to expand successfully into new countries and new markets or expand within countries and markets in which we already are present.

Expansion into new countries and new markets, or expansion within countries and markets in which we already are present, could expose us to significant legal and regulatory challenges, political and economic instability or other adverse consequences. Such expansion may require the building of new relationships with stakeholders, which may have different interests or standards (for example, compliance standards) than stakeholders for which our operations have otherwise been designed and for which we may have limited capabilities to leverage. Our lack of experience and operational expertise in these countries or markets could put us in a disadvantageous position relative to our competitors with more experience or capabilities to address the relevant challenges. In addition, we might not be able to register and secure our brands and related intellectual property rights in these markets (for example due to pre-existing trademarks) which would prevent us from operating, or make it very difficult or costly to operate our branded events in these markets. These factors, among others, could cause our expansion into new countries or markets to be unsuccessful or less profitable than what we are otherwise able to achieve, could cause our operating costs to increase unexpectedly or our revenue to decrease or, in general, could otherwise negatively affect our global ambitions.

The markets in which we operate are highly competitive.

While there are a limited number of competitors that cover essentially the entire value chain of the sports ecosystem as we currently do, including offering event organization, media production, media distribution, sponsorship and marketing, digital solutions and sports-related ancillary services, each component of the sports ecosystem is highly competitive. This is the case for various aspects of our business, including our mass participation sports events (the rights to which we generally own), and the monetization of rights through a combination of our rights-in and rights-out arrangements, which depends on our ability to acquire the rights and to monetize profitably such rights and the other services we offer.

In the case of mass participation sports events, we face competition principally from other providers of competitive events. These events may offer athletes the ability to participate in events that represent or are perceived to represent better value for money than what we offer (and there may be low barriers of entry in offering a particular activity to athletes). We may face competition in countries or markets from competitors that have or are able to establish a more significant local presence than we can. In addition, we face competition from other sports and non-sports events that may be more attractive or appealing to potential athletes.

In acquiring rights from rights owners and monetizing those rights through rights-out contracts, we seek to build strong audiences, raise the value of media rights, create effective communication platforms for brands, events and organizations, and ultimately provide the vital link between sports events and consumers. We face competition both in acquiring the rights and in seeking to monetize the rights we do acquire. Notwithstanding prior relationships, rights owners might choose alternative partners. If we are unable to acquire rights, our ability to broaden our rights portfolio and grow our business will be limited. In a competitive environment, we may lose existing business or we may win less profitable business, including to the extent we may be required to increase the prices we pay to our rights-in partners for the rights or to accept lower prices from our rights-out clients.

We also face potential competition from in-house solutions and non-traditional media service providers, such as Facebook, Amazon, Apple, Netflix and Google, and, if they increase their focus on sports-related content, including through over-the-top, or OTT, platforms, we may find it difficult to compete, particularly as some of the potential competition has greater financial, technical and other resources than we do. In China, certain large companies, such as Alibaba, Tencent and Suning, are increasingly investing in sports businesses, including in sports-related content and media channel development. While we are developing our own digital solutions through our in-house DPSS capabilities for existing and new partners in response to competitive threats, it may impact the profitability or effectiveness of the part of our business focused on the traditional sports value chain, which has been built to a significant degree on creating a bridge between our rights-in partners and rights-out clients. Even if we are successful in competing in offering digital solutions, the profitability of such solutions may be less than what we have been able to achieve through traditional rights-in and rights-out arrangements historically, which could have a material adverse effect on our business, results of operations, financial condition or prospects. We could also experience similar competition in ancillary services we provide to the sports ecosystem from existing or new competitors.

Our partners may expand their internal capabilities or otherwise integrate themselves vertically and more systematically, which could result in a reduction in (high volume) opportunities available to us (thereby potentially increasing competition for opportunities that do exist) or otherwise lead to potential new competitors. See also “—Our inability to adapt our business to changing conditions that affect the sports ecosystem could have a material adverse effect on us.”

Our results of operations are also subject to cyclicality and our financial performance in any one fiscal year is unlikely to be indicative of, or comparable to, our financial performance in different fiscal years.

We experience cyclical trends in our results of operation, particularly in our Spectator Sports and DPSS segments. Some major sports events for which we hold rights or provide services only take place on a biennial basis. This includes the FIS Ski World Championships and the CEV European Volleyball Championships, which occur only in odd years, and the EHF EURO Championships in handball, which occur in even years. Other major sports events occur on a quadrennial basis (such as the FIFA World Cup™ and UEFA EURO™ football events). For these events, we may record a portion of the revenue in the years leading up to the event pursuant to our revenue recognition policy. However, the revenue from such events tends to be most significant in the year the event is taking place, which results in significant fluctuations in our results of operations between years. For example, FIFA-related revenue increased in line with the FIFA event cycle, including the 2017 FIFA Confederations Cup Russia™, leading up to, and including, the 2018 FIFA World Cup Russia™. The comparability of our results of operations from our DPSS segment is particularly impacted by cyclicality due to our media production contracts for key events held every four years, such as the FIFA World Cup™ and the FIFA Women’s World Cup™. Our agreements as host broadcaster for such events are mainly on a cost-plus basis where we are reimbursed for our expensed production costs. As a result, the reimbursement revenues and the reimbursement costs reflected on our consolidated statement of profit or loss can have a significant impact on the comparability of our results of operations, in terms of revenue and cost of sales, but not net income. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting our Results of Operations across Segments” for a discussion of the cyclicality of our business and the impact on our results of operations.

Comparing our operating results on a year-to-year basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Moreover, we are unable to predict the impact of the COVID-19 Risks on timing of events, let alone on cyclicality more broadly.

Our results of operations are subject to seasonality and our financial performance in any one interim period is unlikely to be indicative of, or comparable to, our financial performance in subsequent interim periods.

Ultimately, we generate revenue from sports events, and these events occur at different times throughout the year. Most of our event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In our Mass Participation segment, revenue and direct expenses tend to be higher in the second and third quarters of our fiscal year given our event calendar. In our Spectator Sports segment, revenue and expenses tends to be lower in the third quarter as winter sports events have not yet commenced and there is less activity in European football compared with other quarters. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. Other than in years of a FIFA World Cup™, our results of operations in our DPSS segment tend to have less seasonal fluctuations compared to our other segments. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting our Results of Operations across Segments” for a discussion of the seasonality of our business and the impact on our results of operations. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Failure to effectively manage changes in our business could place a significant strain on our management and operations.

The successful expansion of our business, both in terms of new countries and new markets, and further penetration into existing countries or markets, requires that we have effective planning and management processes in place and could place a strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. Failure to respond effectively to growth and other changes in our business, including as a result of acquisitions, could have a material adverse effect on our business, results of operations, financial condition or prospects.

We may be unable to pursue strategic partnerships, acquisitions and investment opportunities to further complement our service offerings.

We may selectively partner with, invest in or acquire companies that complement or enhance our existing operations as well as those that are strategically beneficial to our long-term goals, including opportunities that help broaden our customer base, expand our service offerings and grow the number of our events. The costs of identifying and consummating partnerships, acquisitions and investments may be significant, and we may not be able to find suitable opportunities at reasonable prices, or at all, in the future. Finding and consummating partnerships, acquisitions or investments requires management time and effort, and finding and consummating such opportunities in new markets can be affected by foreign ownership restrictions, availability of suitable targets, concerns over the possibility of a global recession and uncertain business cases in ways that pose greater risk than initiatives that target established markets. More broadly, opportunities in markets in which we have limited or no prior experience may pose a greater risk. Failure to further expand our service offerings through strategic partnerships, acquisitions and investment opportunities could have a material adverse effect on our business, results of operations, financial condition or prospects.

We may have difficulties integrating completed acquisitions or may face other risks as a result of acquiring new operations.

To the extent we pursue further strategic acquisitions or other investment opportunities to extend or complement our operations, we may be exposed to additional risks, including:

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•

an acquisition may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•

we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition, whether or not consummated, may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	we may not be able to successfully integrate our business and we may not be able to fully realize the anticipated strategic benefits of the acquisition;

•	we may face challenges inherent in effectively managing an increased number of employees in diverse locations;

•	we may be affected by potential strains on our financial and managerial controls and reporting systems and procedures;

•	we may be subject to potential known and unknown liabilities associated with an acquired business;

•	use of cash to pay for acquisitions could limit other potential uses for our cash;

•	we may need to record impairment losses related to potential write-downs of acquired assets or goodwill in future acquisitions; or

•	to the extent that we issue a significant amount of equity or convertible debt securities relating to future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

We may not succeed in addressing these or other risks or any other problems encountered relating to the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, results of operations, financial condition or prospects.

A decline in general economic conditions or a disruption of financial markets may affect advertising markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our operations are affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. Declines in general economic conditions could reduce the level of discretionary income that our sports fans and athletes have to spend on attending or participating in sports events (including our mass participation sports events) or on sports-related programming or consumer products more generally (thereby potentially reducing sponsorship and advertising spending), any of which could adversely impact our revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders in the sports ecosystem, thereby reducing their engagement. For example, declines in consumer spending more broadly could affect advertising spend, which in turn could adversely affect broadcasters. These factors could reduce the prices we can obtain in our rights-out arrangements. The COVID-19 Risks already have had, and are expected to continue to have, adverse impacts on the financial markets and it is expected that they also will have significant adverse impacts on economic conditions, including possibly a global recession, which, in turn, could have a significant impact on consumer and business sentiment.

Security breaches could result in economic loss, damage our reputation, deter athletes and fans from attending the sports events we organize or could result in other negative consequences.

We collect, process and store significant amounts of data concerning our athletes and fans, as well as data pertaining to our business partners and employees. Our systems are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data, the unauthorized access of data or the inability to access our own data. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. Although we have in place systems and processes that are designed to protect our data, prevent data loss, disable undesirable accounts and activities on our platform and prevent or detect security breaches, such measures may not be sufficient, particularly as techniques used to gain unauthorized access to data and systems (or make our own data or systems unavailable to us), disable or degrade service, or sabotage systems, are constantly evolving. If an actual or perceived breach of security occurs to our systems or a third party’s systems, we also could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and are required to take steps to prevent personal data from being divulged, stolen, or tampered with. We are subject, for example, to the EU General Data Protection Regulation, which is significantly more stringent than other similar regulation on the subject matter in the United States, as well as the Cybersecurity Law of the PRC, which became effective in June 2017 and is subject to uncertainties as to the interpretation and application of the law.

Any failure, or perceived failure, by us to maintain the security of our user data or to comply with privacy or data security laws, regulations, policies, legal obligations, or industry standards, may result in governmental enforcement actions and investigations (including fines and penalties, or enforcement orders requiring us to cease operating in a certain way), litigation or adverse publicity. This may expose us to potential liability and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have violated laws and regulations relating to privacy and data security, or have failed to adequately protect data, may result in damage to our reputation and a loss of confidence in us by our athletes, fans or our partners, and could have a material adverse effect on our business, results of operations, financial condition or prospects. If the third parties we work with violate applicable laws or contractual obligations or suffer a security breach, such circumstances also may put us in breach of our obligations under privacy laws and regulations and could in turn have a material adverse effect on our business, results of operations, financial condition or prospects.

We could be adversely affected by assertions or allegations, even if untrue, that we infringed or violated intellectual property rights of third parties.

Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. We may be adversely affected to the extent we are alleged to have infringed on the rights, contractual or otherwise, of third parties, including in our pursuit of new revenue-generating opportunities relating to our brands.

We may also face contractual liability to our licensees in connection with a failure to adequately protect the trademark and other rights granted under licenses, which could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects.

Demand for our content would be adversely affected by unauthorized distribution of that content.

To the extent that live sports events are made available on the internet by pirates or other unauthorized re-broadcasters and these are illegally streamed, demand for our products and services could decline and we could lose the benefit of any associated revenue, which could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects.

We depend upon our strong brands and, therefore, could be adversely affected by any failure to maintain, protect and enhance those brands.

Strong brands and brand recognition are key to our increasing the number of strategic relationships and the level of engagement of our athletes, and, in general, enhancing our attractiveness to various stakeholders in the sports ecosystem, such as rights owners, brands, advertisers, fans and athletes. Since we operate in highly competitive markets, brand maintenance and enhancement, in addition to providing consistent, high quality customer experiences, are key to and directly affect our ability to maintain our market position. We rely on brands, including for our licensed-in events, as well as on our business brands such as Infront, to maintain our market leadership in various areas. Maintaining and enhancing our brands depends largely on our ability to continue to deliver comprehensive, high-quality content and service offerings, which may not always be successful. Our branding efforts may not be successful and not receive anticipated results, and we may incur significant branding costs along the way. In addition, these activities may not be successful or we may be unable to achieve the brand promotion effect we expect. If we do not successfully maintain our brands, our reputation and business prospects could be harmed.

Our brands may be impaired by a number of factors, including any failure to keep pace with technological advances, a decline in the quality or breadth of our offerings (including live sports events organization), any failure to protect our intellectual property rights, or alleged violations by us of law and regulations or public policy. Additionally, if our partners fail to maintain high standards, our business brands, Infront in particular, could be adversely affected. Such factors could be the direct result of negative media coverage. See “—We could be adversely affected by negative media coverage of illegal or unethical conduct of participants in the sports ecosystem or of other negative developments affecting individual sports or individual events.”

Our brands and our business may also be harmed by aggressive marketing and communications strategies of our competitors, as well as by a decline in confidence in our industry and its participants as a result of one or more such participants facing financial difficulties. Any negative, inaccurate, false or malicious publicity relating to our company, our products and services, or our industry, regardless of its veracity, could harm our reputation and brands and materially deter our partners, athletes and fans from seeking our services or participating in or attending our sports events.

We have a relatively limited history operating as an integrated business and our business and prospects would be adversely affected were we to fail to properly integrate our operations and processes.

Our structure changed significantly in 2019 in anticipation of our initial public offering, or IPO, and is expected to change further following completion of the WEH sale. We have a relatively limited history of operating under our new configuration as an integrated business. Prior to the implementation of the significant changes to our structure, which included a corporate reorganization and the establishment of the VIE structure for our operating entities in China, our constituent business units operated relatively independently of one another as part of a privately owned group, with their own management, financial reporting and internal control and compliance structures. In addition, there were certain areas in which our business units were in direct competition with one another. We continue to work on integrating WSC and Infront China to improve organizational effectiveness and combine the resources and experience of Infront China and WSC to further unlock value in China. In addition, we now present financial statements on a consolidated basis, and although we are not currently planning to integrate our legacy information systems, we have harmonized our management reporting processes. Were we to fail to make the transition to an integrated public company timely and effectively, whether in terms of coordinated operations, effective internal reporting and controls, or otherwise, it could have a material adverse effect on our business or prospects.

We could be adversely affected by negative media coverage of illegal or unethical conduct of participants in the sports ecosystem or of other negative developments affecting individual sports or individual events.

We could be subject to, or otherwise affected by, negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as our partners, including rights owners, governing bodies that oversee sports or athletes in sports with which we are involved or, more broadly, host cities, our competitors or others who share any of our various business models, or other participants in the sports ecosystem. For example,

•

Accidents or other situations involving serious harm or even death to one or more athletes or spectators could lead to negative publicity about us or our events. The increasing popularity of mass participation sports events also means an increasing number of inexperienced participants who may be more prone to injury or heart attacks, which can be fatal.

•

Negative publicity could be prompted by actual or alleged criminal activities, such as money laundering, tax evasion or bribery, or other misconduct affecting one or more sports. Corruption in sports, including use by athletes of performance- and image-enhancing drugs and fraudulent medical procedures to avoid detection, match-fixing and host-rights corruption, has been a feature of the sports landscape over time. In 2015, for example, U.S. federal prosecutors alleged the use of bribery, fraud and money laundering in connection with the award of media and marketing rights for high-profile international competitions, including the Americas’ FIFA World Cup™ qualifying tournaments, and showpiece tournaments, such as the CONCACAF Gold Cup and Copa América. By the end of 2015, according to the U.S. Department of Justice, charges had been brought against 41 individuals and entities, including at the time 12 individuals and two sports marketing companies that had already been convicted. Other regulators launched investigations, including criminal proceedings brought by the Office of the Attorney General of Switzerland, or OAG. In December 2017, two high-ranking football officials were convicted of racketeering conspiracy and related crimes arising from acceptance of bribes in exchange for media and marketing rights to various football tournaments. In 2018, there were press reports that U.S. federal prosecutors had issued grand jury subpoenas in what was described as a broad investigation of international sports corruption. In 2016, it was reported that the OAG had launched investigations of bribery in connection with the award of the 2006 FIFA World Cup™ to Germany, as part of a broader probe of FIFA, which also involved allegations against the founder and former chairman of Infront, the late Robert Louis-Dreyfus.

•

From time to time reports have appeared in the press citing rumors of conflicts of interest or nepotism involving a member of our senior management and his relationship with FIFA and, in particular, its former president.

•

The then President of Infront Italy (a subsidiary of Infront) and two of his associates, including the then Managing Director and a former manager of Infront Italy, were the subjects of an investigation in 2015 by the office of the Milan prosecutor in connection with allegations of improper conduct in the sale of Serie A television rights for 2015-2018, including collusion in the tendering/bid process, money laundering, obstructing the investigation and criminal conspiracy. The investigation was accompanied by searches of Infront Italy’s office premises. The engagements of the President and the Managing Director were subsequently terminated by mutual agreement. While the investigations were dropped, an antitrust proceeding in Italy against various Italian companies, including Infront Italy, is ongoing. In 2016, an administrative court annulled the decision of the Italian Competition Authority against the defendants, including Infront Italy. An appeal by the Italian Competition Authority before the court of last instance (Consiglio di Stato) was heard in December 2019. As a result of the COVID-19 outbreak, the Italian government temporarily suspended administrative court proceedings, and it remains unclear when a judgment in the appeal proceedings can be expected.

•

Athletes have been accused of using performance-enhancing drugs and fraudulent medical procedures, which has impacted individual sports, such as cycling, or broader events, such as allegations against Russian athletes at the London 2012 Summer Olympic Games.

•

Press reports have noted that the increasing popularity of marathon running in China has been marred by complaints and scandals, including reports of large-scale cheating at the Shenzhen half-marathon in November 2018.

•

In May 2019, Infront announced via press release, or the Infront Announcement, that it had discovered fraudulent activities relating to perimeter board advertising for football matches in Germany governed by the DFB that are presumed to have been committed by one of its former senior employees. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting—Lack of sufficient segregation of duties between sales and execution of contracts, invoicing and implementation of services to prevent and detect fraud.” The Infront Announcement also mentions that gifts, at Infront’s cost, were provided by the former employee to employees of at least one of Infront’s clients that exceeded reasonable and customary values. The former employee made certain formal allegations involving certain senior Infront employees as to their involvement in the fraudulent activities, which we believe, based on Infront’s internal investigations, are without merit and the State Attorney for the Canton of Thurgau, Switzerland has terminated its formal inquiry into the former employee’s allegations. The former employee may, in the future, continue to make these, or other, allegations. Infront has reached settlements with the vast majority of affected advertising clients and continues to follow up with a small number of others (including some that have not responded despite repeated outreach). The overall investigation of the State Attorney is ongoing, and Infront continues to cooperate with the investigation.

We cannot predict the impact on our business or the broader sports ecosystem of future negative publicity arising from COVID-19 concerns, for example, as to the risks to spectators in close quarters.

The impact of negative publicity can be exacerbated by the increasing popularity of instant messaging applications and social media platforms, which provide individuals with access to a broad audience of users and other interested persons. The availability of information through these applications and platforms is virtually immediate as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. The effect of instant communications on social media can be exacerbated by the increasing prevalence on social media of “influencers.”

Negative publicity of the types described above, even in circumstances where the connection with us is remote, could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects.

We rely on the skills, experience and relationships of our senior management team and other key personnel, the loss of which could adversely affect us.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of international sports and media specialists and other experienced and skilled employees. We benefit from the track record of our senior management team, including Philippe Blatter, in building strategic personal relationships with key stakeholders throughout the sports ecosystem and successfully growing our operations through acquisitions and strategic partnerships. Our senior management team works closely with seasoned international sports and media specialists who offer deep execution and operational experience combined with their relationships with various stakeholders. Our combined team offers deep industry experience throughout the sports ecosystem, as well as in-depth knowledge of the Chinese sports market.

Qualified individuals are in high demand, particularly in the sports ecosystem, and we may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, we may lose crucial business secrets, personal relationships, technological know-how and other valuable resources, notwithstanding our contractual arrangements designed to mitigate this loss.

We are subject to a range of laws, including anti-corruption, anti-money laundering, antitrust/competition and sanctions laws and regulations, and business conduct rules, across a number of jurisdictions and could be adversely affected by failures to be fully compliant.

As of December 31, 2019, we had offices across three continents and 16 countries. The global nature of our business requires us to comply with a wide variety of laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations vary significantly from jurisdiction to jurisdiction. If we fail to comply with the laws and regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our sports events in that jurisdiction or suffer other adverse consequences. The inability to present sports events over an extended period of time or in a number of jurisdictions could lead to a decline in the revenue streams generated from such events. In addition, our rights-out activities and the marketability of our sports portfolio can be adversely affected by laws and regulations in certain jurisdictions that restrict the advertising of specified products and services, including betting, alcohol, tobacco and over-the-counter pharmaceutical products. In China in particular, governmental authorities promulgate and enforce laws and regulations that cover many aspects of our operations, including the organization of events, the scope of permitted business activities, licenses and permits for various activities and foreign investments. Operators in China are required to obtain various government approvals, licenses and permits to operate. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially adversely affected. Such failures in China could adversely affect our ability to grow our business in China.

We also are subject to anti-corruption, anti-money laundering and sanctions laws and regulations, and business conduct rules, such as the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, the PRC Anti-Unfair Competition Law of 2017 and the Provisional Regulations on Anti-Commercial Bribery of 1996, as well as economic sanctions programs, including those administered by the United Nations, the European Union and the Office of Foreign Assets Control in the United States and antitrust/competition laws. In Switzerland, we are subject to international economic sanctions implemented through domestic legislation. While we seek to apply a strong culture of compliance and control, our policies and procedures may not be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of our employees, consultants, agents or partners. In addition, some of the countries in which we operate lack a legal system as developed as other locations in which we operate and are perceived to have high levels of corruption. Our continued geographical diversification, including in some emerging markets, development of joint venture relationships and our employment of local agents in the countries in which we operate increase the risk of violations of anti-corruption laws, sanctions or similar laws.

In late June 2019, we received a request for information from the European Commission, DG Competition in connection with an antitrust investigation into sports media rights. The request seeks general information as well as information about certain specific contacts with a competitor. We believe the request is part of an ongoing investigation that included so-called “dawn raid” inspections in April 2018 at the premises of some of our competitors, but which did not include Infront. Following an internal review with the assistance of outside counsel we have responded within the deadline, on September 30, 2019, to the request for information and intend to continue to cooperate fully with the investigation. We understand that DG Competition is still in the process of analyzing our responses. We are unable to predict the outcome of the investigation, the timetable for any action on the part of the competition authorities and any potential adverse consequences for us. Based on what is publicly available about the investigation and the timing of the request for information, we do not believe Infront is a primary target of the investigation at this time.

Violations of anti-corruption and economic sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. Violations of antitrust/competition laws could subject us to fines, criminal sanctions and/or civil claims and damages. In addition, any major violations could have a significant impact on our reputation and consequently on our ability to win future business and maintain long-term commercial relationships with our partners. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Misconduct and errors by our employees, seasonal workers, volunteers or outsourced personnel could harm our business and reputation.

We are exposed to a range of operational risks, including the risk of misconduct and errors by our employees, seasonal workers, volunteers or outsourced personnel. We could be materially adversely affected if personal and business information were disclosed to unintended recipients. Also, we could be materially adversely affected if our employees, seasonal workers, volunteers or outsourced personnel were to abscond with our proprietary data, use our know-how to compete with us or carry out their duties in an inappropriate or fraudulent manner. For example, following the discovery in 2019 of the fraudulent activities set out in the Infront Announcement presumed to have been committed by one of Infront’s former senior employees, Infront took various external actions, including alerting affected advertising clients and offering compensation. Infront has reached settlements with the vast majority of affected advertising clients and continues to follow up with a small number of others (including some that have not responded despite repeated outreach). See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, considering the manner in which we store and use certain personal information, it is not always possible to identify and deter misconduct or errors by employees, seasonal workers, volunteers or outsourced personnel, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or prevent corruption by our employees (see also “—We are subject to a range of laws, including anti-corruption, anti-money laundering, antitrust/competition and sanctions laws and regulations, and business conduct rules, across a number of jurisdictions and could be adversely affected by failures to be fully compliant”). Any of these occurrences could result in our diminished ability to operate our business, reputational damage, regulatory intervention and financial harm, which could negatively impact our reputation, business, financial condition, results of operations or prospects.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects. While we have some event cancelation insurance, that insurance covers only a portion of the events in our Spectator Sports segment. While this coverage may offset some of our losses, including those we anticipate from the COVID-19 Risks, we nonetheless expect a material adverse impact on our 2020 revenues and profitability from the COVID-19 Risks. In addition, as a result of the COVID-19 Risks, it may become more expensive for us to obtain insurance in the future, and insurance against certain risks, including those related to a pandemic, may be unavailable.

Our mass participation sports events are physically demanding. The physical nature of our events exposes our athletes to the risk of serious injury or death. Liability to us resulting from any death or serious injury sustained by one of our athletes while racing, or by spectators or passersby watching or being in proximity to our races, regardless of whether or not covered by our insurance, could have a material adverse effect on our business, results of operations, financial condition or prospects.

Changes and uncertainties in the tax regimes in the countries in which we operate could reduce net returns to our shareholders.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practices, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in the jurisdictions in which we operate, as well as being affected by certain changes currently proposed by the Organization for Economic Co-operation and Development and its action plan on Base Erosion and Profit Shifting. Such changes may become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. See also “—Contractual arrangements in relation to our VIE may be subject to scrutiny by PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition.”

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from any future tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in the taxation of share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	challenges to the transfer pricing policies related to our structure.

A tax authority may disagree with tax positions that we have taken or could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. In addition, a tax authority may take the position that material income tax liabilities, interest and penalties are payable by us. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We are exposed to foreign currency risk.

We conduct our business in numerous countries and expect to continue to expand our geographic footprint. Because we own assets overseas and derive revenue from our international operations, our exposure to fluctuations in foreign exchange rates relates primarily to our operating activities (when cash flows are denominated in a currency other than euros, resulting in potential transaction exposure risk) and our net investments in subsidiaries with a functional currency other than euros (resulting in potential translation exposure risk). We are also subject to foreign currency fluctuations on our intercompany balances that arise from normal operations and working capital needs, as well as foreign currency fluctuations in cash balances and cash equivalents.

Our reporting currency is the euro and, as we incur expenditures in other currencies, the movement of any of these currencies against the euro could have a material adverse effect on our revenue, cost of revenue and operating margins and could result in exchange losses. We may, from time to time, hedge a portion of our currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations, but such hedging may not be successful nor sufficient. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign currency risk.”

Our existing indebtedness could adversely affect our financial health and competitive position.

As of December 31, 2019, we had total indebtedness (total interest-bearing liabilities) of €845.7 million, including under the Infront credit facility, under a credit facility entered into by World Triathlon Corporation, or WTC, and under an unsecured senior 364-day term loan facility entered into in March 2019 at the holding company level, which we refinanced in March 2020 (see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources – Indebtedness”). Following the WEH sale, we will no longer include the WTC credit facility (under which €274.6 million was outstanding at April 30, 2020) on our consolidated balance sheet.

Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay interest and principal when due. In addition, the level and terms of our indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a material portion of our cash flows from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures and other general corporate purposes;

•	limit our ability to pay dividends;

•	limit our flexibility in planning for, or reacting to, changes in our business and the sports ecosystem; and

•	limit our ability to borrow additional funds.

The Infront credit facility has a leverage ratio covenant (see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Indebtedness”), from which we expect we will need relief due to the impact of COVID-19 on our revenue. Failure to do so could result in an acceleration of the debt outstanding under the Infront credit facility unless we and the lenders reach agreement to avoid a default and acceleration. We are in discussion with our lenders with respect to covenant relief. In the future, we may be unable to refinance any of our indebtedness on commercially reasonable terms, or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow. The COVID-19 Risks heighten this refinancing risk.

The agreements evidencing or governing our indebtedness contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that may limit our ability to engage in certain activities that may otherwise be in our best interests, including to pursue growth strategies, for example, to the extent their require the incurrence of additional indebtedness. We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with any of those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our indebtedness.

As a result of our net current liabilities position as of December 31, 2019, we were required to consider our ability to continue as a going concern.

As we recorded net current liabilities as of December 31, 2019, the directors have given careful consideration to our future liquidity and performance and our available sources of finance in assessing whether we will have sufficient financial resources to continue as a going concern. Having considered that our cash flow management forecast and analysis for 2020 has presented as a positive result, the directors are confident that we are able to meet in full our financial obligations as they fall due for the next 12 months. Our inability to maintain sufficient liquidity to fund our future operations and meet our obligations would result in substantial doubt about our ability to continue as a going concern.

We have granted, and expect to continue to grant, share-based incentives, which will result in share-based compensation expenses that could have a material adverse effect on our results of operations in affected periods.

We have adopted a Management Equity Incentive Plan, or the option plan, pursuant to which we have granted options, and expect to grant options, as a result of which we recognized share-based compensation expense, beginning in the third quarter of 2019. See “Item 6. Directors, Senior Management and Employees Management—B. Compensation.” We account for expenses for share-based compensation using a fair-value based method and recognize expenses in our consolidated statement of profit or loss in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Judgments and Estimates—Share-based compensation” for further information. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we expect to continue to grant share-based awards in the future. Expense associated with share-based compensation could have a material adverse effect on our results of operations for the periods in which such expense is recognized.

Risks Related to Our Relationship with Dalian Wanda Group

Dalian Wanda GCL, our controlling shareholder, has had, and is expected to continue to have, effective control over the outcome of shareholder actions in our company, which may be inconsistent with the interests of other shareholders.

Dalian Wanda GCL is our controlling shareholder, with effective voting power, by reason of beneficially owning 100% of our Class B ordinary shares, representing 90.75% of our total voting power. This voting power gives it the power to control certain actions that require shareholder approval under Hong Kong law and our articles of association, including approval of mergers and other business combinations, changes to our articles of association and the number of shares available for issuance. This voting control may cause transactions to occur that might not be beneficial to you as a holder of the ADSs and may prevent transactions that would be beneficial to you. For example, this voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for the ADSs over the then-current market price. In addition, Dalian Wanda GCL is not precluded from causing our direct parent company to sell the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs.

Any adverse change, or perceived adverse change, in our relationship with, or any negative developments affecting, Dalian Wanda Group could have an adverse effect on us.

Wanda Culture is a PRC-based multinational conglomerate. We believe our business has benefited from our association with Dalian Wanda Group, including its brand name and its extensive relationships and resources in China. Over time, we may be unable to continue to benefit from the level of historical cooperation with Dalian Wanda Group. If Dalian Wanda Group were to, or were perceived to, distance itself from us, for example by decreasing its equity stake in us or pursuing activities in China in competition with us, or if there were any other adverse change in Dalian Wanda Group’s relationship with us, it could have a material adverse effect on our business, the effectiveness of the further roll-out of our business in China, our results of operations, our financial condition or prospects.

Adverse developments affecting the Dalian Wanda brand name or reputation, including as a result of negative publicity concerning the Dalian Wanda Group or its chairman, could have an adverse impact on our corporate image or reputation, and have an adverse effect on our marketing efforts. Such developments could involve political or economic events or internal matters within the Dalian Wanda Group, including the departure of its chairman.

We have the right to use trademarks owned by Dalian Wanda Group, including the Wanda name, in our legal entities and for marketing and brand purposes, under a royalty free license with no expiration date; provided, however, that if Dalian Wanda GCL ceases to own, directly or indirectly, a majority of the total voting power of our ordinary shares, the license will terminate. If this were to occur, we would lose our right to use the relevant marks under the agreement, which could have an adverse impact on the effectiveness of our marketing efforts and brands. We also benefit from a support services arrangement, the termination of which would require us to incur costs to replicate the covered services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Cooperation Agreement with Dalian Wanda Group.”

We may be adversely impacted by conflicts of interest with Dalian Wanda Group.

Conflicts of interest may arise between Dalian Wanda Group and us and, because of Dalian Wanda Group’s controlling ownership interest in us, we may be unable to resolve such conflicts on terms favorable to us, which could have a material adverse effect on our business, results of operations, financial condition or prospects. For example, there may be business opportunities in the future that both we and Dalian Wanda Group are interested in which it decides it wishes to pursue on its own, or we may be limited in our ability to do business with companies viewed by Dalian Wanda Group as competitors. Certain of our directors are also employees of Dalian Wanda Group, which could create, or appear to create, conflicts of interest if and when these directors are faced with decisions with potentially different implications for Dalian Wanda Group and us.

Risks Related to Our Corporate Structure

We are a holding company and our sole material asset is our equity interest in our subsidiaries. Accordingly, we will depend on distributions from our subsidiaries to pay dividends and cover our corporate and other expenses.

We are a holding company and have no material assets other than our equity interest in our subsidiaries. Because we have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of our subsidiaries to generate revenue to pay such dividends and expenses and then distribute them up to us. The ability of our subsidiaries to make any distributions will be subject, among others, to restrictions in our exiting or future credit facilities or other debt instruments and applicable law and regulations, which could impose withholding taxes on internal distributions. Our existing credit facilities, for example, significantly restrict our ability to pay dividends. To the extent that we need funds and our subsidiaries are restricted from making such distributions or payments under the terms of any financing arrangements or under applicable law or regulation, or otherwise are unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Risks Related to our Operations in China

While the revenue we derive from our operations in China is relatively low, we expect our operations in China to continue to grow, which presents the following additional risks.

Risks Related to our VIE Arrangements

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with applicable PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Certain business sectors in the PRC are restricted from foreign investment under the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) promulgated by MOFCOM and NDRC in 2019, which replaced the prior Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version). Our VIE and its subsidiaries are involved in the production and distribution of radio and television programs in China, which is restricted from foreign investment. Due to such foreign investment restrictions in the PRC and other regulatory considerations, we acquired control over, and consolidate the operating results of, WSC through a VIE structure. Our indirectly wholly-owned PRC subsidiary (Infront China), has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE and have an exclusive option to purchase all or part of the equity interests in our VIE. As a result of these contractual arrangements, we have control over, and are the primary beneficiary of, our VIE and, hence, consolidate its and its subsidiaries’ operating results in our consolidated financial statements.

In the opinion of our PRC legal counsel, Jingtian & Gongcheng, (i) the ownership structure of Infront China and its VIE does not contravene any applicable PRC laws and regulations and (ii) the contractual arrangements with WSC and its nominee shareholders are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations, and will not contravene any explicit provision of any applicable PRC laws and regulations. However, our PRC legal counsel has advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to, or otherwise different from, its opinion stated above. Thus, the PRC government could ultimately take a view contrary to, or otherwise different from, the opinion of our PRC legal counsel. If the PRC government finds that our contractual arrangements do not comply with its applicable restrictions, including restrictions on foreign investment, or if the PRC government otherwise finds that we, our VIE or our or its respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate certain business in China, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

•	imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply; or

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and terminating the equity pledges of our VIE’s shareholders, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over, our VIE.

Any of these events could cause disruption to our business operations in China and damage our reputation, which could in turn have a material adverse effect on our business, results of operations, financial condition or prospects. If occurrences of any of these events results in our inability to direct the activities of our VIE that most significantly impact it or its subsidiaries’ economic performance and/or our failure to receive the economic benefits of our VIE and its subsidiaries, we may not be able to consolidate their operating results in our consolidated financial statements.

We are subject to Chinese foreign exchange controls that could limit our access to cash from our operations in China.

The PRC government imposes foreign exchange controls on the convertibility of the Chinese yuan and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our Hong Kong holding company primarily relies on dividend payments from our subsidiaries, including our PRC subsidiary (Infront China) to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of State Administration of Foreign Exchange by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of State Administration of Foreign Exchange, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Chinese yuan is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain State Administration of Foreign Exchange approval or registration to use cash generated from the operations of our PRC subsidiary and our VIE to pay off their respective debt in a currency other than the Chinese yuan owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than the Chinese yuan. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, and it may have a potential impact on the viability of our current corporate structure, corporate governance and business operations.

The Foreign Investment Law, or the FIL, formally adopted by the 2nd session of the thirteenth National People’s Congress of China on March 15, 2019, and the Regulation on Implementing the Foreign Investment Law approved by the State Council, became effective on January 1, 2020 and replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in China.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The FIL stipulates three forms of foreign investment. However, the FIL does not explicitly stipulate the contractual arrangements as a form of foreign investment. If any other laws, regulations and rules do not incorporate contractual arrangements as a form of foreign investment, our contractual arrangements with our consolidated affiliated entities, as a whole and each of the agreements comprising such contractual arrangements, will not be affected.

Notwithstanding the foregoing, the FIL stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment, and substantial uncertainties exist with respect to whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the access requirements for foreign investment and how our contractual arrangements will be treated. There are possibilities that we may be required to unwind the contractual arrangements and/or dispose of our consolidated affiliated entities, which could have a material and adverse impact on our business, financial condition and result of operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

While the revenue contribution of our operations in China is relatively small, we expect to continue to grow our presence in China and hence our revenue from China over time. We will rely on contractual arrangements with our VIE, its shareholders and its subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among others, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in its board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we operate a certain portion of our business through the contractual arrangements with our VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their respective obligations under our contractual arrangements with them would have a material adverse effect on our business in China.” Therefore, our contractual arrangements with our VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their respective obligations under our contractual arrangements with them would have a material adverse effect on our business in China.

If our VIE or its shareholders fail to perform their respective obligations under their contractual arrangements with us that give us effective control over our business operations in China, we could be limited in our ability to enforce such contractual arrangements and we may have to incur substantial costs and expend additional resources to enforce such contractual arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective under PRC law. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledges pursuant to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE’s financial results, which in turn could adversely affect our efforts in China and could have a material adverse effect on our results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities within ten years after the taxable year when the transactions were conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among others, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which could have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among others, failing to remit payments due under the contractual arrangements to us on a timely basis. If conflicts of interest arise, any or all of these shareholders may not act in our best interests and/or such conflicts may not be resolved in our favor.

Risks Related to PRC Regulatory Issues

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and judicial authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Government control of currency conversion may limit our ability to use our operating revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Chinese yuan into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration on Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. Approval from, or registration with, appropriate government authorities is required when the Chinese yuan is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Because of substantial capital outflows from China in 2016 due to the weakening of the Chinese yuan relative to other currencies, the PRC government imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from converting the Chinese yuan into foreign currency and remitting the funds out of China, our ability to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, attributable to our operations in China will be adversely affected.

PRC regulations relating to foreign exchange registration and outbound investment approval of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into this subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, limit our ability to make distributions to you, or may otherwise adversely affect us.

Under regulations promulgated by SAFE, including the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendices, PRC residents are required to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, established for the purpose of raising overseas financing based on such PRC residents’ assets or equity interests in PRC domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose company.” These regulations also require amendment to the registration in the event of any significant changes with respect to the special purpose company, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose company fails to complete the required SAFE registration, the PRC subsidiary of that special purpose company may be prohibited from making profit distributions and from carrying out subsequent cross-border foreign exchange activities, and the special purpose company may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the requirements described above may result in liability under PRC law for evasion of foreign exchange controls.

We may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration requirements set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities in China or our PRC subsidiary’s ability to distribute dividends to, or obtain investments or loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially adversely affected.

In August 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment. In December 2017, the National Development and Reform Committee, or NDRC, promulgated the Administrative Measures of Overseas Investment of Enterprises. Pursuant to these regulations, any outbound investment of PRC enterprises is required to be registered with NDRC and MOFCOM or their local branches. These regulations also require amendment to the registration in the event of certain significant changes to the investment. Wanda Culture completed those registrations, as well as the foreign exchange registration in connection with its acquisitions of Infront and WEH, in 2015. In a restructuring of the shareholding in one of our shareholders (Infront International Holdings AG) in 2017, Wanda Sports Industry (Guangzhou) Co., Ltd., a newly established company in the PRC, was inserted into the ownership chain above Infront International Holdings AG and became its direct shareholder. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.” It is uncertain whether such restructuring of shareholding needs to be registered with NDRC and MOFCOM or their local branches. We understand that neither Wanda Culture nor Wanda Sports Industry (Guangzhou) Co., Ltd. has made such registration, which may adversely affect the ability of Wanda Sports Industry (Guangzhou) Co., Ltd. to exchange the proceeds of any dividend it may receive from Infront International Holdings AG into Chinese yuan and bring them into China, which may in turn affect our dividend distributions.

As these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been evolving, it is uncertain how these regulations, and any future regulations concerning outbound investments by PRC companies will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends to our shareholders and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations and our ability to make distributions to you.

Finally, due to the complexity and constantly changing nature of the foreign exchange and outbound investment related regulations as well as the uncertainties involved, we cannot assure you that we and our controlling shareholder have complied or will be able to comply with all such applicable regulations. This may adversely affect our ability to make distributions to you.

Any failure to comply with PRC regulations regarding the legal requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations now that we are an overseas-listed company following the completion of our IPO. Failure to complete SAFE registrations may subject them to fines of up to RMB 300,000 for entities and up to RMB 50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

Furthermore, the Ministry of Finance and the State Administration of Taxation, or SAT, has issued circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or transfer share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of the PRC with “de facto management bodies” located in the PRC may be considered a PRC tax resident enterprise for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we could be required to withhold 10% withholding on dividends we pay to our shareholders that are non-PRC resident enterprises. In addition, non-resident enterprise shareholders could be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders could be subject to PRC tax at a rate of 20%. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their respective countries of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008. Pursuant to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, such non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends SAT’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfers of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In 2017, the SAT released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as the transaction through which we acquired Infront. We may be subject to a filing obligation or taxes if we are deemed a transferor in such transactions and may be subject to withholding obligations if we are deemed a transferor in such transactions. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be required to expend time and effort to comply with these regulations, which may increase our operating expenses.

Risks Related to being a Public Company

Our management team has limited experience managing a public company.

We completed our IPO in July 2019, and at that time most members of our management team had limited experience managing a publicly-traded company, interacting with public company investors, and complying with the complex and ever-changing laws, rules, regulations and pronouncements pertaining to public companies. Our management team continues to transition to a public company model subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors, and may not successfully or efficiently manage that transition. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could have a material adverse effect on our business, results of operations, financial condition or prospects.

We could be adversely affected if satisfactory progress is not made in discussions between the SEC and the Public Company Accounting Oversight Board, or PCAOB, on the one hand, and Chinese regulators, on the other, regarding improved access to information and audit inspections of accounting firms, including our auditors, by the SEC and PCAOB.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in China are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect all audit firms based in China and all companies listed in the United States with significant operations in China.

In January 2014, the administrative judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. In February 2015, these Chinese affiliates each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit US-listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (for example, imposing penalties such as suspensions, restarting the administrative proceedings).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the United States with significant operations in China may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding companies listed in the United States with significant operations in China and the market price of our ADSs may be adversely affected.

In December 2018, the SEC and the PCAOB staff issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. In a second joint statement issued on April 21, 2020, SEC and PCAOB staff highlighted that the PCAOB’s inability to inspect audit work papers in China continues.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, and in the context of broader concerns over accounting and disclosure practices, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would lead to eventual delisting from U.S. stock exchanges of issuers whose financial statements are audited by accounting firm branches or offices that are not subject to PCAOB inspection. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, which in effect would result in the delisting of non-U.S. companies (particularly from China) whose financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. Were this bill to be passed by the House of Representatives and become law, or were other legislative or regulatory action taken to restrict the ability of Chinese issuers to list, or remain listed, in the United States, it could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this bill will be enacted and, if it is, what the ultimate resolution, over which we have no control, of the PCAOB inspection issue will be. Concurrently, Nasdaq has proposed to codify its existing discretion in considering whether to deny initial or continued listing or to apply more stringent criteria when the auditor of a Nasdaq-listed company has not been, or cannot be, inspected by the PCAOB or the auditor does not demonstrate sufficient resources, geographic reach or experience as it relates to the audit. Nasdaq also has proposed to clarify that it may use its discretionary authority to impose additional or more stringent criteria for continued listing where the local jurisdiction restricts access by U.S. securities regulators to information.

The requirements of being a public company, including compliance with the reporting requirements and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO in July 2019. As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the Nasdaq Global Select Market with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will increase our costs and expenses. As a result of becoming a public company, among others:

•	we have instituted a more comprehensive compliance function, including the adoption of policies regarding internal controls and disclosure controls and procedures;

•	we have increased the number of independent directors;

•	we prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	we have established new internal policies, such as those relating to insider trading;

•

we have hired, and need to hire yet more, additional financial reporting, internal control and other finance personnel to develop and implement appropriate internal control and reporting procedures; and

•	we have involved and retained to a greater degree outside counsel and accountants for assistance in relation to the above activities.

We continue to evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs these rules and regulations may cause us to incur or the timing of such costs. In addition, being a public company subject to these rules and regulations makes it more difficult and more expensive for us to obtain director and officer liability insurance and we may in the future be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If we fail to implement and maintain an effective system of internal controls, including through the remediation of any material weaknesses or significant deficiencies that have been or may be identified, we may be unable to report our results of operations accurately, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a newly public reporting company upon the completion of our IPO, we need to have developed, established and maintained internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting when required to do so under Section 404 of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ending December 31, 2020. For the year ended December 31, 2019 (that is, the last period covered by this annual report), we are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, we and our independent registered public accounting firm identified a material weakness and two significant deficiencies in our internal control over financial reporting. See “Item 15. Controls and Procedures – Internal Control over Financial Reporting – Insufficient quantity of dedicated resources and experienced personnel involved in designing and reviewing internal controls.” In addition, following the discovery of the fraudulent activities set out in the Infront Announcement, we and our independent registered public accounting firm identified a second material weakness in our internal control over financial reporting. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting—Lack of sufficient segregation of duties between sales and execution of contracts, invoicing and implementation of services to prevent and detect fraud.” These internal controls ultimately may not prevent future fraudulent activities.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, or if we experience delays in the implementation of adequate internal controls over financial reporting due to the COVID-19 outbreak or otherwise, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Generally, if we fail to achieve and maintain an effective internal control environment including those identified to date, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

We are a “controlled company” within the meaning of the rules of the Nasdaq Global Select Market and as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Dalian Wanda GCL beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and intend to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Even if we cease to be a “controlled company,” Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, or would permit for a phase-in period to comply with the Nasdaq Stock Market Rules. Certain corporate governance practices in Hong Kong, which is our home country, differ significantly from the Nasdaq Global Select Market corporate governance listing standards. We follow Hong Kong corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market, with respect to the composition of our board of directors that we are exempt from due to our “controlled company” status.

To the extent we continue to follow home country practice in the future, you may be afforded less protection than you otherwise would enjoy under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic reporting companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•	the provisions of the Exchange Act regulating the solicitation of proxies for annual and other meetings of shareholders;

•

the provisions of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under Regulation FD governing selective disclosure of material nonpublic information.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases distributed pursuant to the rules of the Nasdaq Global Select Market. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic reporting companies. As a result, you may not be afforded the same protections or be provided with the same information that would be made available to you were you investing in a U.S. domestic reporting company.

The obligation to disclose information publicly may put us at a disadvantage relative to competitors that are private companies.

We are a public company and, as such, are subject to public disclosure obligations, including as part of our reporting obligations to the SEC in periodic reports. This means that we will be providing financial and other information that we would not be required to disclose were we a private company. Many of our competitors are private companies and all our competitors will have access to information we make public, which otherwise would be confidential. These disclosures could give competitors advantages in competing with us. To the extent compliance with our reporting obligations decreases our competitiveness, our public company status could affect our business, prospects and results of operations.

Risks Related to our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have fluctuated since our ADSs became listed on the Nasdaq Global Select Market in July 2019. The trading price of our ADSs has ranged from US$ 2.45 to US$ 6.24 per ADS, and the last reported trading price on May 21, 2020 was US$2.58 per ADS. The trading price of our ADSs may continue to fluctuate widely in response to a variety of factors, many of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours that have listed their securities in the United States, including as a result of concerns over the impact of COVID-19 Risks. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including, among others:

•	variations in our revenue, operating costs and expenses, earnings and cash flow, including due to the cyclicality and seasonality inherent in our results of operations;

•	concerns over actual or perceived competitors;

•	changes in financial estimates by securities analysts;

•

detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content, our business model, our services, our industry or one or more sports categories with which we are involved;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	speculation in the media about our business.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs.

We cannot rule out being named as a defendant in a future putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

As noted in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we were until recently the subject of a putative shareholder class action. While the lead plaintiff in that case has filed a notice of voluntary dismissal, the case has been dismissed in its entirety without prejudice and we cannot rule out the possibility that additional claims or lawsuits may be filed in the future. An adverse outcome of any such litigation could have a material adverse effect on our business, financial condition and reputation. In addition, there can be no assurance that our insurance carriers would cover all or part of the defense costs, or any liabilities that could arise from such matters. Defending against putative shareholder class action lawsuits may require us to use a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to any such litigation, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Under our dual-class share structure with different voting rights, Dalian Wanda GCL, our controlling shareholder, has complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and our ADSs may view as beneficial.

Dalian Wanda GCL indirectly holds 100% of our Class B ordinary shares, which entitle their holders to four votes per share (compared with one vote per Class A ordinary share), representing 90.75% of our total voting power.

Because we do not expect to pay dividends in the foreseeable future after our IPO, you must rely on a price appreciation of our ADSs for a return on your investment.

Subject to our possibly distributing a portion of the proceeds from the WEH sale, we currently do not expect to pay any cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price and trading volume for our ADSs could decline.

The trading market for our ADSs will be influenced by research or reports that securities or industry analysts publish about our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs or other equity securities in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

The sale of a substantial number of ordinary shares by our controlling shareholder or the co-investors in the public market after the expiration of applicable lock-up restrictions, or the perception that these sales may occur, may depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. Certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to applicable lock-up periods.

Your protections and rights of redress as shareholders differ from the protections and rights you would have were we incorporated in the United States.

We are incorporated in Hong Kong. Most of our directors and members of our senior management team are nationals of, and reside in, jurisdictions outside the United States, including China, and a significant portion of our assets, and the assets of most of our directors and members of senior management, are located outside the United States. As a result, it may be difficult for you to effect service of process on us or individual directors or officers who reside outside the United States and, in the case of China, to obtain recognition and enforcement of judgments in China rendered in courts outside of China.

The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors would largely be governed by Hong Kong law. The rights of our shareholders and the fiduciary duties of our directors under Hong Kong law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, particularly Delaware. Certain corporate governance practices in Hong Kong differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. Moreover, ADS holders, so long as they hold ADSs and not the underlying Class A shares, are not shareholders of record and would not have standing to bring legal actions available to shareholders under Hong Kong law.

Shareholder claims that may be brought in the United States, including securities law class actions and breach of fiduciary duty or fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Moreover, as the SEC and PCAOB staff noted in an April 21, 2020 joint statement, or the April joint statement, in which they highlighted various concerns, among others, over disclosure standards, quality of information and standards, and ability of regulators to effectively bring enforcement actions in emerging markets, including China, the PCAOB continues to be unable to inspect audit work papers in China, which would include the audit work papers that relate to the audit of our financial statements. See “– Risks Relating to Being a Public Company – We could be adversely affected if satisfactory progress is not made in discussions between the SEC and the Public Company Accounting Oversight Board, or PCAOB, on the one hand, and Chinese regulators, on the other, regarding improved access to information and audit inspections of accounting firms, including our auditors, by the SEC and PCAOB.” In addition, Article 177 of the Securities Law of the PRC (which became effective March 1, 2020) provides that no overseas securities regulator is allowed to conduct investigations, collect evidence or undertake other activities directly within the territory of the PRC. It further provides that, without the consent of the competent PRC securities regulator and other relevant authorities, no entity or individual may provide documents and materials relating to securities business activities to overseas regulators, which presumably would include the SEC, the Department of Justice and other regulators outside of China in connection with securities fraud or other investigations or enforcement actions.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in Hong Kong. Most of our directors and our executive officers reside outside the United States and a substantial portion of our and their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the federal securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. For the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. The depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in our ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Techniques employed by short sellers may drive down the trading price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in Hong Kong on November 28, 2018, as a private company limited by shares under the Companies Ordinance. Following the IPO, our status changed from a private company to a public company. We were incorporated to enable Wanda Culture to spin-off and take public its sports-related business units, namely, Infront, WEH and WSC.

The Group

Infront. Infront has been active in the sports marketing industry for more than 30 years. Infront was formed through the consolidation of a number of established sports-focused businesses. In 2000, CWL Telesport & Marketing AG (founded in 1980) and Prisma Sports & Media AG (founded in 1996), merged into Kirch Sport. In 2002, the merged group was further consolidated with Host Broadcast Services AG, or HBS, a single-purpose company founded in 1999 to deliver the host broadcast of the 2002 FIFA World Cup Korea/Japan™ and the 2006 FIFA World Cup Germany™. Following a management buy-out in 2003 of Kirch Sport, the group changed its name to Infront Sports & Media.

Starting in 2003, the newly formed Infront continued to focus principally on providing European football-related services, including for prestigious events and series like the FIFA World Cup™ and the German Bundesliga, and other European national federations and clubs. Infront established Infront China in 2004. Under newly appointed management in 2005, Infront further diversified and expanded its business (both geographically as well as the sports it covered) through acquisitions and strategic partnerships. A private equity firm acquired Infront in 2011 and then sold it to Dalian Wanda GCL in 2015. Since then, Infront has continued to diversify and expand, both organically and through acquisitions.

A key focus has been to develop and strengthen its digital capabilities. To this end:

•

Infront acquired in January 2016 a majority stake in Omnigon, which is a leader in the development of digital platforms and social products as well as in the provision of related professional services, including live event support and implementation of digital advertising solutions. Infront has since increased its stake in Omnigon to 72% in February 2018 and acquired the remaining 28% in April 2019.

•

In 2018, Infront complemented its mass participation sports business by acquiring XLETIX and its XLETIX Challenge and Muddy Angel Run obstacle course racing events. In February 2019, Infront acquired Youthstream, the owner of the exclusive media, sponsorship and global promotional rights to the International Motorcycling Federation’s, or FIM, MXGP Motocross World Championship until the 2036 season.

•

In the second quarter of 2019, Infront completed the acquisition of London-based Threshold Sports, the organizer of unique events such as a nine-day 1,500 km cycling challenge; Germany-based Megamarsch, the organizer of non-competitive long-distance hiking events across Germany; and the Vienna Business Run, a popular annual 4.1-km road race.

•

In the third quarter of 2019, Infront completed its investment in Level99, an eSports creative agency, and acquired a controlling stake, with existing management holding the remainder. We believe this acquisition will further complement our digital agency and eSports service offering.

•

In the fourth quarter of 2019, Infront entered the sports fitness market by acquiring a 20% stake in the mass participation company HYROX, a Germany-based indoor fitness competition designed for both amateurs and professional athletes. The investment is part of Infront’s strategic roadmap to broaden its mass participation footprint, complementing the summer portfolio with events during the winter season.

World Endurance Holdings. WEH’s business has been operating for over 40 years, since the first IRONMAN triathlon, which took place in Hawaii in 1978. During its initial decades, this business mainly licensed the IRONMAN brand to third parties who, as licensees, would organize and operate triathlons under the IRONMAN brand. Following its acquisition by a private equity firm in 2008, the business changed its focus and strategy to become principally an event organizer and operator. As such, it began to own, organize and operate more of the triathlons under the IRONMAN brand and other brands, such as the IRONMAN 70.3 and 5150 brand, and used less frequently, but did not eliminate, licensing.

Under Dalian Wanda GCL’s ownership, in the second half of 2015, WEH embarked on an effort to increase the number of sports events, the number of participating athletes and the range of mass participation sports events offered, eventually adding running, mountain biking, road cycling and trail running events to its portfolio. In 2016, WEH acquired Lagardère Sports’ Endurance Division, adding various triathlon, running, cycling and mountain biking events to the portfolio. In 2017, WEH added to its portfolio the Cape Epic mountain biking event in South Africa and, through the acquisition of Competitor Group Holdings, Inc., the Rock ‘n’ Roll Marathon Series. In May 2019, WEH acquired the Sun-Herald City2Surf, among other events, from Nine’s events and entertainment division (formerly Fairfax Events and Entertainment).

On March 26, 2020, we entered into the WEH sale agreement to dispose of the WEH business. The transaction is expected to close in the second quarter of 2020 and is subject to customary conditions, including regulatory approval. See also “—The WEH Sale.”

Wanda Sports China. Since its establishment in 2015, WSC has developed opportunities for sports events in China, such as the China Cup International Football Tournament and the UCI Tour of Guangxi. To expand our Chinese footprint in running events, WSC acquired Double Heritage Series in 2017, adding marathons in China to our portfolio, such as the Dun Huang Marathon, Wen Jiang Marathon and Cheng Du Double Heritage International Marathon, and partnered with Chengdu City to operate the Chengdu International Marathon in 2018. In the third quarter of 2019, we also secured the operating rights for the Shenyang International Marathon. WSC also has leveraged our mass participation sports portfolio to expand our presence in China by licensing IRONMAN 70.3 triathlons and the Rock ‘n’ Roll Marathon Series in China. In 2018, WSC also acquired a majority stake in Yongda, which focuses on media production related services in China, in particular the production of professional cycling races, such as the UCI Tour of Guangxi. We acquired control over, and consolidate the operating results of, WSC through a VIE structure in 2019.

The Initial Public Offering

On July 26, 2019, in connection with our IPO, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “WSG.” We raised approximately US$179.4 million (€160.9 million) in proceeds from the issuance of new shares from our IPO after deducting underwriting commissions.

The WEH Sale

On March 26, 2020, we entered into the WEH sale agreement to sell the WEH business. After giving effect to the WEH sale, we will continue to operate our three business segments, though the Mass Participation segment will only reflect the retained mass participation business. The WEH sale is subject to various customary closing conditions, including regulatory approval, but excluding approval of our shareholders. We expect the WEH sale to close in the second quarter of 2020.

We intend to use the proceeds from the WEH sale to repay the principal amount of US$230 million (€211.5 million) and related interest and fees outstanding under our Senior Term Loan Facility as well as US$50 million (€46.0 million) remaining outstanding under a promissory note issued to Wanda Sports & Media (Hong Kong) Holding Co. Limited, or the pre-IPO promissory note (see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Indebtedness”). As for the balance of the proceeds, in light of the many and significant uncertainties we and the broader sports ecosystem face due to the COVID-19 Risks, we continue to evaluate (in the context of developing business conditions) whether we should apply the proceeds to strengthen our balance sheet, use the proceeds for general corporate purposes or, subject to shareholder approval, return capital to our shareholders.

In advance of the WEH sale, we entered into the WEH License Agreement under which we have the right, as licensee, to organize and operate, until the end of 2025, IRONMAN, IRONMAN 70.3, Rock ‘n’ Roll Marathon Series and Epic Series events in China. If WEH were to develop or acquire new sports events during the term of the WEH License Agreement, WEH has agreed to negotiate first with us prior to licensing any such new events in China to a third party. The WEH License Agreement further states that in the course of 2023 the parties shall in good faith negotiate regarding an extension of the term beyond December 31, 2025. Until the consummation of the WEH sale, these licensing arrangements are intra-group.

The WEH License Agreement subjects us to various qualitative standards (e.g., with respect to the usage of trademarks and quality of branded materials and insurance), quantitative standards (e.g., with respect to minimum and maximum events per year), as well as various other obligations relating to the organization, administration and operation of the licensed-in events.

Our payment obligations under the WEH License Agreement are guaranteed by Wanda Sports & Media (Hong Kong) Holding Co. Limited.

Additional Information

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our principal executive offices are located at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, PRC. Our telephone number at this address is +86-10-8585-7456. Our registered office in Hong Kong is located at Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. We maintain our website at www.wsg.cn. Our agent for service of process in the United States is WEH.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources —Capital Expenditures” for a discussion of our capital expenditures.

B.	BUSINESS OVERVIEW

We describe below our spectator sports, DPSS and mass participation business. With respect to the mass participation business, we describe separately the retained mass participation business and (under “—Expected Disposal”) the WEH business, which we expect to dispose of following completion of the WEH sale. Due to the significant uncertainties associated with the COVID-19 Risks, the following does not reflect the potential impact of the COVID-19 Risks. See “Item 3. Key Information – D. Risk Factors – Overriding Risks Related to the Outbreak and Spread of COVID-19.”

Overview

We are a leading global sports events, media and marketing platform with significant intellectual property rights, long-term relationships and broad execution capabilities through which we create value for stakeholders in all parts of the sports ecosystem, from rights owners, to brands and advertisers and to fans and athletes. We own, or otherwise have contractual rights to, an extensive portfolio of global, regional and national sports properties from which we seek to generate revenue across the value chain, including events operation, media production and media distribution, sponsorship and marketing, digital solutions and ancillary services.

Through Infront, we are the partner of choice for some of the world’s most significant sports federations, leagues and clubs, as well as premier corporate sponsor brands, broadcasters and media companies. We act on behalf of a range of rights owners through long-term rights agreements and have established successful long-term relationships with many of these partners. We connect these rights owners to fans and brands, enabling them to deliver their events and maximize coverage with solutions to achieve the widest possible promotion of their events. To do so, we have built a network of rights-in partners, rights-out clients, digital media partners, broadcasters, advertisers and other stakeholders throughout the sports ecosystem. We deliver media solutions such as host broadcasting, media production and the distribution of sports content in the form of live coverage, programming, archive services and digital solutions, and offer the right fit for brands to reach their target markets through sponsorship arrangements. We delivered approximately 3,700 event days for our partners of our spectator sports and DPSS businesses in 2019.

Through Infront and WSC, we have a global sports event portfolio built around our intellectual property across a range of mass participation sports, including triathlon, running, trail running, corporate fitness, road cycling and obstacle course racing. We seek to own brand-driven, inspirational mass participation sports events across a range of sports and seek to create inspirational sports experiences for athletes and establish engaged and dedicated communities for athletes. We believe that, through our in-depth knowledge of mass participation sports and our technical capabilities, we are well-placed to deliver engaging mass participation sports events to our athletes, partners and fans.

We generate revenue from the following principal sources:

•

Where we do not own the intellectual property relating to sports events, generally in our spectator sports business, we enter into rights-in arrangements and, in turn, enter into rights-out arrangements to engage the rest of the sports ecosystem, deriving revenue principally from media distribution, sponsorship and marketing activities.

•

We also derive revenue by providing our partners a comprehensive suite of specialized sports-related services, drawing on our in-house DPSS capabilities, including event operation and support, innovative digital media solutions, media and program production, host broadcasting, marketing services, event operations services, brand development services, advertising solutions and ancillary services (such as sponsorship and broadcaster servicing, venue advertising solutions, hospitality and ticketing).

•

Where we own intellectual property relating to sports events, principally in our mass participation sports business, we derive a significant proportion of our revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetize our intellectual property through sponsorship, merchandising and media distribution opportunities.

In both our spectator sports and DPSS businesses, we rely on contractual rights to obtain the rights we can then monetize, and otherwise provide a comprehensive suite of sports-related services using our in-house DPSS capabilities, either as part of a rights-in or rights-out arrangement (accounted for under our Spectator Sports segment) or as part of a separate service contract (accounted for under our DPSS segment). See also “Item 5. Operating and Financial Review and Prospects.”

The Sports Ecosystem in which We Operate

The sports ecosystem consists of multiple, unique sports-related assets, opportunities and stakeholders that, collectively, contribute to a successful and thriving global sports-focused economy.

Historically, the sports and marketing / media industries have been closely interconnected in a value chain connecting live sports events with brands, advertisers, fans and athletes through linear media distribution (television and radio broadcasting). More recently, the sports ecosystem has begun to undergo transformation caused, in large part, by technological developments and related changes in consumer behaviors. See “—The Evolving Sports Ecosystem” for further discussion as to these developments.

Traditional Value Chain

Events. Live sports events (and the intellectual property with respect thereto) are the foundation of the sports ecosystem. The organization of sports events (and, ultimately, consumer interest in participating in or viewing such events) is the primary driver for the creation of value in the sports ecosystem. The types of sports events on offer worldwide vary widely, ranging from local, small-scale events with primarily amateur athletes and families, to premier international sports events, such as the FIFA World Cup™ and the Olympic Games. The key stakeholders in respect of sports events are the rights owners to those events, which can include international sport federations (such as the International Olympic Committee, FIFA or UCI), national sport federations (such as the DFB), leagues (such as the Lega Serie A or Bundesliga), clubs and other sports event organizers, which, for our mass participation and other sports events include us, as well as the athletes themselves.

Media Production. Media production companies produce audio and visual content in a range of formats allowing for the potential mass enjoyment of a live sports event, which they provide together with production-related services to their clients. These companies coordinate the broadcast signal in an event location, manage the necessary preparations for the broadcasts and produce the actual audio-visual content. These companies also provide post-production services, such as archive management and creation of highlight videos. Market participants differentiate themselves, not only in their ability to distribute and transmit the content while meeting high quality standards, but also in their ability to produce different formats for multiple channels and platforms with specific requirements. The quality and versatility of media production has a direct impact on the value of the media and marketing rights, with higher quality and greater versatility fostering greater audience and sponsorship appeal.

Linear Media Distribution. Media coverage is the engine that drives the exposure for, and interest in, live sports events. Event rights owners seek to add value and generate revenue by selling the media rights to their events, including the sale of television and radio broadcasting rights and, more recently, digital media rights. Broadcasters, including television channels and other media platforms, acquire rights to broadcast sports events. The broadcast of such media allows for further monetization of sports rights through sponsorship and advertising, among others. Media distribution related services and solutions include broadcaster servicing, the handling of technical media distribution and archive services.

Sponsorship and Marketing. We consider sports to be one of the most sought-after markets for brands, as audiences connect emotionally to sports across socio-economic groupings. Through sponsorship arrangements, rights owners can achieve significant value, while brands can benefit from significant potential exposure to achieve brand enhancement. Marketing rights that can be monetized include the acquisition and sale of rights relating to sponsorship, advertising, hospitality, licensing, stadium naming and endorsements.

Ancillary Services. The sports ecosystem provides numerous opportunities to provide value-added services to sports events, strategic partners, athletes and fans. Ancillary services include digital solutions services, sponsor and broadcaster servicing, venue advertising solutions and ticketing for the benefit of rights owners and other stakeholders in the sports ecosystem.

The Evolving Sports Ecosystem

The sports ecosystem continues to evolve. New technologies and models have an impact across the traditional sports value chain, providing significant opportunities for rights owners to engage more directly and fully with fans and other sports enthusiasts through a wide variety of platforms and technologies. At the same time, changes in consumer behavior, such as the development of new sports categories and the trend toward more healthy and active lifestyles and changes in media consumption, continue to change the sports ecosystem.

Digital disruption. One significant contributor to the evolution of the sports ecosystem is the digital disruption, brought on by emerging digital technologies and related business models. As a result, content distribution is no longer solely linear. Audiences increasingly consume media on mobile and other digital devices, and brands are shifting advertisement budgets towards these platforms. Integration of content on digital platforms provides unprecedented levels of analytical insight of end-users. Data analytics (which is back-end driven based on artificial intelligence, leading to more precise targeting, higher conversion and more income per impression), as well as social media, ad technology and e-commerce are becoming increasingly relevant. We believe sports content, and live events in particular, remains among the most watched programming across distribution channels, even among younger fans who tend to be more digitally focused.

Enhanced consumer engagement. Traditional and emerging sports are increasingly taking advantage of digital distribution channels to reach fans. For example, information about sports can be compiled and integrated through a single platform such as digital hubs, which can be readily accessed on mobile devices. Such direct interaction leads to consumption and sharing of the content that the community cares most about, and deep engagement for consumers is enabled by providing platforms for them to engage with sports in novel ways.

Virtual events. We are partnering with leading sports organizations to provide innovative online racing and event experiences to keep our athlete communities connected and engaged during the continuation of mitigation events due to the COVID-19 pandemic. We recently hosted several virtual IRONMAN races and organized the Chengdu Shuangyi Online Marathon and the Nanning Online Marathon. We are also working to virtualize part of the racing trail for the UCI World Tour of Guangxi.

Emerging sports. The digital realm also allows new types of sports to evolve. For example, eSports, which is generally defined as competitive, professional video game playing, is evolving from a niche activity to a mainstream sport, largely as a result of social media and live streaming, with, we believe, the potential to become a global sport without borders. In anticipation that sports events and games might proceed in the medium- or long-term without spectators as a result of the COVID-19 pandemic, we are developing additional digital and broadcast solutions to offer to, and prepare partners for, the expected demand for new forms of live and digital sports consumption. Our active support of rights holders’ efforts to develop eSports events has enabled us to benefit from rapid growth of the industry. For example, we are currently providing post-production services for La Liga’s EA FIFA tournament, supporting the Lega Serie A’s eSports tournaments and working with the IIHF to organize and promote a virtual world championship for ice hockey fans. In addition, we are also focused on identifying and capturing new consumer groups from drone sports and fantasy sports through new technical capabilities. Niche sports such as surfing, mind games (such as chess) and martial arts that historically did not enjoy much television coverage and were therefore hard to monetize, are now becoming preferred hubs for brands with the growth of technology and digital channels. Emerging digital channels have allowed niche sports to reach a broader audience, which in turn has altered the way fans consume sports content.

Change towards a more healthy and active lifestyle. Products and services focused on a healthier and better active lifestyle are growing globally and becoming increasingly popular. New formats in personal and corporate health events, such as obstacle course races, themed runs and cycling are attracting new consumer groups. Also, wearables and digital services allow for new dimensions in the area of personalized fitness solutions.

Our Role in the Sports Ecosystem and our Value Proposition

We believe that the winners in the evolving sports ecosystem will be the ones able to balance efficient operations tailored to the traditional value chain with targeted initiatives and investments focused on evolving market trends.

Overview of Our Business Model

As a global sports events, media and marketing platform, we create value for stakeholders in all parts of the sports ecosystem, from rights owners to brands and advertisers, and from fans to athletes. We own or otherwise have contractual rights to a portfolio of global, regional and national sports properties and are able to commercialize and deliver high-quality services in relation to all relevant aspects of major international sports events, top-ranked sports leagues and competitions. As the sports ecosystem evolves, we have sought to tailor our capabilities to capture opportunities, including by focusing on innovative digital solutions, expanding our own portfolio of mass participation sports events and, in general, providing digital solutions and services, using our in-house DPSS capabilities, to further develop our sports events, media and marketing platform.

We seek to develop inspirational events for athletes in our mass participation sports events and to understand the unique nature of each sport to be able to deliver the best media and marketing solutions. In addition, we handle media, sponsorship and marketing rights for international, regional and national sports federations, sports leagues, sports clubs and various other rights owners. We have dedicated teams covering all aspects of event organization and execution and providing a comprehensive suite of specialized sports services, including media production, media distribution, live event and coverage, host broadcasting, innovative digital media solutions, programming, archive services, marketing services, event operations, brand development and advertising solutions.

We have also identified eSports and community sports as new strategic growth areas that complement and also intersect with our other sports-focused businesses. We see various opportunities in the gamification of sports that underpins eSports and community sports. The chance to target fan communities is proving a huge asset for marketers. Being cognizant of this growth area, we established a presence in smaller, community-driven sports as well as in fan-driven communities for more popular sports.

For further information on our business model with respect to the execution process for our Mass Participation segment, see “—Our Segments—Mass Participation—Operations and Key Capabilities.” For further information on our business model with respect to the execution process for our Spectator Sports and DPSS segments, see “—Our Segments—Spectator Sports—Operations and Key Capabilities” and “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

Our Value Proposition

Our goal is to provide value to key stakeholders across the sports ecosystem.

Rights owners. We seek to assist rights owners to build the big moments in sports by developing commercial strategies, utilizing traditional and digital media to produce exciting events, maximizing coverage to achieve a wider promotion, creating effective communication platforms, and recruiting broadcast partners, brands, advertising and other clients, and, in return, promoting financial stability including through the development of long-term relationships.

Media companies and broadcasters. We help create the link between the sports event and the viewer, with the goal to transform the way sports are being perceived. Based on our understanding of the needs of the global media community, our understanding of the unique nature of individual sports and our experience and capacity to tailor productions of any scale, we seek to develop compelling, high quality content that can be effectively delivered.

Brands and advertisers. We create a bridge between the stakeholders and the brands and media rights. We provide brands with a wide network of opportunities, with the goal of creating brand-related conversations across all media through sponsorship and activation strategies. Key to this is developing customized presentation and fan engagement approaches. In addition, we leverage our brands through sponsorship arrangements and monetize our brand ownership accordingly.

Athletes. We seek to create inspirational sports event experiences for athletes and cultivate a highly engaged and dedicated community.

Fans. We seek to deliver unmatched sports event experiences for fans, offering them easy access to engaging content relating to the sports for which they are passionate and the opportunity to engage more fully with their preferred sport.

Host cities and governments. We provide host cities with economic and related benefits, as a result of the influx of athletes and their families and friends, as well as sports fans, attending our events. Athletes may travel to cities for training in advance of events as well as for the events themselves. Cities are particularly interested in the prestige associated with world class events such as ours. For cities that measure visits by foreign visitors, our events can be particularly attractive given the broad range of nationalities of our athletes for many of our events.

Our Segments

The nature of our engagement with the sports ecosystem depends on whether or not we are the rights owner of the relevant sports events. This split in turn is reflected in our three segments: Spectator Sports and DPSS, where we are generally not the rights owner but offer a range of capabilities and services for the benefit of rights owners, rights-out clients, such as brands and media companies, and other stakeholders, and Mass Participation, where we are generally the rights owner (in other words, we own the relevant intellectual property for the sports event).

Spectator Sports. Our Spectator Sports segment is primarily focused on business where we do not own the intellectual property. We enter into contractual arrangements with a wide range of leading rights owners such as international and national sports federations, sports leagues, sports clubs and various other rights owners in the sports ecosystem (which we refer to as “rights-in” arrangements) and, in turn, enter into, or facilitate, contractual arrangements (which we refer to as “rights-out” arrangements) with clients (which we refer to as “rights-out clients”) to engage the rest of the sports ecosystem. Accordingly, we monetize such rights through media distribution, sponsorship and marketing activities. We also provide services to our rights-in partners and rights-out clients drawing on our in-house DPSS capabilities, including event operation and support, media production, digital solutions and ancillary services. Our Spectator Sports segment includes an extensive portfolio of sports, including football, winter sports and summer sports.

Digital, Production, Sports Solutions (DPSS). We focus on maximizing the potential of our sports events, media and marketing platform by providing a comprehensive suite of specialized sports-related services, including innovative digital media solutions, media and program production, host broadcasting, marketing services, event operations services, brand development services and advertising solutions. Structurally, we have united digital, media production and sports events service-related initiatives and capabilities to drive innovation in traditional media production, deliver growth in new digital properties, create new content formats, new distribution models and partnerships, and revolutionize advertising solutions. We also seek to leverage existing social platforms to increase audiences and revenue streams. We derive our revenue in this area from providing these services to our rights-in partners, rights-out clients and other stakeholders in the sports ecosystem.

In both our Spectator Sports and DPSS segments, we apply our in-house DPSS capabilities. Revenue and costs with respect to these services are generally allocated to our Spectator Sports segment if provided in the same contract that includes a rights-in arrangement with a rights-in partner or as part of a rights-out arrangement with a rights-out client. If we enter into a separate service contract with a rights-in partner, rights-out client or other stakeholder, the related revenue and costs are allocated to our DPSS segment. See also “Item 5. Operating and Financial Review and Prospects.”

Mass Participation. Our Mass Participation segment is built around our intellectual property across a range of mass participation sports, including triathlon, running, road cycling, obstacle course racing and fitness. We seek to own brand-driven, inspirational mass participation sports events across a range of sports. We generally organize, operate and monetize the events ourselves, and derive a significant portion of our revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetize our intellectual property through sponsorship, merchandising and media distribution opportunities

See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Segmental Results of Operations,” for our segmental revenue and segmental gross profit (revenue minus cost of sales only) for the years ended December 31, 2019, 2018 and 2017.

Spectator Sports

Our Spectator Sports segment benefits from our full-service sports marketing platform principally in relation to football, winter sports and summer sports events. We handle the media, sponsorship and marketing rights on behalf of a wide variety of leading rights owners, such as international and national sports federations, sports leagues, sports clubs and various other rights owners in the sports ecosystem. Our sports-centric approach allows us to have our fingers on the pulse of each sport and it enables us to develop a network of relationships across multiple levels of client organizations while, at the same time, providing access to top decision-makers in sports and business.

Operations and Key Capabilities

Our spectator sports business is supported by our full-service sports management and marketing capabilities. These operations are focused on handling of media, sponsorship and marketing rights on behalf of a wide variety of leading rights owners, such as international and national sports federations, sports leagues, sports clubs and various other rights owners in the sports ecosystem.

Rights Acquisition (Rights-In). Our media rights business is fundamentally built on fostering long-term relationships through which we provide services with respect to media, sponsorship and marketing rights. The following table sets out the key performance indicators for our Spectator Sports segment as of the dates indicated.

	As of December 31,
	2019	2018	2017
	(#)
Rights-in partners
Football	51	48	50
Winter Sports	73	81	72
Summer Sports	34	31	31

Total	158	160	153

Rights-in contracts
Football	64	60	68
Winter Sports	156	138	137
Summer Sports	42	53	49

Total	262	251	254

For a discussion of the contractual models that we use for our rights-in arrangements, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Our Revenue-Generation Models – Our Spectator Sports and DPSS Segments.”

Generating Revenue from Rights (Rights Out). The key element to our rights-in/rights-out business model is identifying and exploiting opportunities to generate revenue from the rights we handle on a rights-in basis.

Media Distribution. We distribute content produced by ourselves or by others, and, in doing so, seek to build strong audiences, raise media rights value, create effective communication platforms for brands, events and organizations, and, ultimately, provide the vital link between sports events and the consumer. Our value creation is based on our partnerships with major traditional media providers and broadcasters worldwide as well as digital platforms, with whom we enter into rights-out arrangements for the distribution of content.

Our media distribution organization is organized in a market-based territorial media sales structure, in which teams are typically led by individuals with decades of relevant experience. The organization is designed so that personnel are dedicated to particular sports categories, such as football, as well as to a geographical territory, such as Germany. This structure facilitates an in-depth understanding of the potential markets for media rights and our rights portfolio, which we can leverage to identify and pursue territorial sales opportunities, including through the identification of optimal timing, packaging, and tendering in these territories. In addition to our dedicated territorial sports-focused teams, we also have senior personnel dedicated to specifically targeted clients, such as pan-regional broadcasters, social media outlets, international news agencies and betting agencies.

Our global media sales coordination steering committee meets regularly to discuss effective strategies for media sales across sports or territories, such as potential tenders, sales coordination aspects, movements in the markets with respect to new business and additional rights-in opportunities. The committee also discusses on a regular basis the alignment and the exchange that covers the media sales process which include the coordination between the persons responsible for the market and the persons responsible for our global portfolio.

Sponsorship and Marketing. We are well-positioned to find brands and provide them with a wide range of sponsorship opportunities, including by providing brands with attractive sports-related platforms to market their products or services. We help companies create brand-related conversations across wide-ranging media through sponsorship and activation strategies by developing customized presentation and fan engagement approaches. We also provide on-site activation through branding as well as through expositions where our partners have the opportunity to have one-on-one interactions with their consumers.

Brands 360. Our spectator sports business has increasingly moved away from a purely traditional rights-in, rights-out business as our rights-in partners and rights-out clients seek our services, using our DPSS capabilities, in a variety of areas. As a result, our engagements with rights-in partners or rights-out clients, in general, have, in many cases, became broader and more sophisticated than was historically the case. We supplement our traditional rights-in, rights-out arrangements with event operation and support, media production, digital solutions and ancillary services.

We established our Brands 360 division in 2018 to promote proximity to brands through three main points: international sales, business intelligence and strategy as well as activation consulting. Our Brands 360 team focuses on supporting companies with large-scale sponsorship engagements to maximize value from these partnerships. The main focus of the team in 2019 was the FIFA Women’s World Cup France™ and FIBA Basketball World Cup 2019, as well as the implementation of a wide variety of related sponsorship activation programs.

International sales. The Brands 360 international sales department is focused on reaching brands in markets where we do not have a consistent presence or that we have identified as having additional potential. The primary objectives of the international sales department are to create new revenue source through sponsorship sales, establish a well-positioned and profitable virtual ad sales unit and drive additional revenue for our current rights. As secondary objectives, we seek to position us for future rights, establish a testing ground for our sales and create an integrated team. To fulfill its objectives the international sales team continues to work to establish a new offering of sponsorship capabilities, such as through virtual or digital sponsorship packaging on behalf of rights owners, and to offer meaningful international sales solutions and advice for global rights owners.

Business intelligence. The Brands 360 business intelligence department assists our media, sponsorship and digital sales teams by providing optimized value based upon fact-based data analytics. The research analytics section focuses on sales, business and valuation. The marketing and industry expertise section focuses on advisory solutions, sales coordination, best practices, trends, prospecting and the relevant tools. In 2019, the department also focused on building a team of experts that deliver fact-based data and conduct research to enhance rights-in acquisition accuracy as well as rights-out sales tools.

Strategy and activation consulting. The Brands 360 strategy and activation consulting department aims to create a unique brand strategy and activation offering with new unique selling points for our current portfolio. We believe we will be able to differentiate ourselves through our focus on new brands, new markets and new partnerships. In 2019, the department was also focused on delivering successful activation at our key sponsorship events, including the 2019 FIFA Women’s World Cup France™ and FIBA Basketball World Cup 2019.

Planning & Compliance. We apply a sophisticated and well-integrated planning process in entering into new relationships with our partners. In assessing a particular opportunity and across this business, we utilize a decentralized and detailed bottom-up project-by-project (financial) planning strategy. For every potential and existing project, a plan is developed and maintained to track both anticipated levels of income and cash flows to be generated over the next five years (or if longer, the end of the contractual term) in consideration of relevant contractual terms, revenue recognition principles and other factors. To assess the feasibility of achieving the plan, we factor in both historical contract performance and visibility of future developments.

In entering into new relationships and otherwise, we believe that compliance with relevant laws and regulations is a key feature of how we conduct our business and is fundamental to our success. To this end, we have developed the Infront Compliance Management System, or ICMS, which is based on the UK Bribery Act and has been in place since 2012. The ICMS is designed to promote an organizational culture that encourages ethical conduct and a commitment to compliance with the law. It is tailored to our spectator sports and DPSS businesses and the compliance-related risks, with dedicated guidelines for associated persons and issues, for example, relating to gifts and hospitality. Compliance management is also embedded within the organization through a compliance board and compliance desks with dedicated compliance officers. In addition, compliance whistle-blower hotlines have been set up in the major locations and in multiple languages, and are managed by external law firms. We also provide training on compliance to new employees. Further, each year every Infront employee has to certify that he/she has completed related web-based e-learning programs. Infront also has a biannual compliance week to provide additional information and insights on the topic.

Our Sports and Strategic Partners

Our Spectator Sports segment is built around football (distinguished from American football), winter sports and summer sports and the related rights owners and other stakeholders.

Football. Football is the most popular sport around the world and features countless tournaments, league and league cup matches as well as friendly matches globally. With 51 rights-in partners as of December 31, 2019, we are engaged at all levels of football, including partnerships with global football federations, regional and national football associations, leagues, competitions and clubs.

We believe that we serve some of the most prestigious clients in the business. Our rights have been obtained in many cases as a result of long-term, successful partnerships with high-profile rights owners, such as FIFA, as well as top European leagues, national football associations and over 30 football clubs across Europe. We also co-own, organize and develop the China Cup International Football Tournament, an annual international football event in China at which the Chinese national team plays against national teams from Europe, Asia and South-America.

FIFA. Since 1999, we have been involved in various specialized areas supporting FIFA, including FIFA World Cup™ events and other FIFA events. Today, we continue our partnership with FIFA, delivering capabilities in a variety of areas, which together, are designed to extend the frontiers of the world’s most popular football event. As part of our Spectator Sports segment, we handle the exclusive sale of all television, radio, broadband internet and mobile broadcasting rights in 26 Asian territories (not including Japan, North and South Korea, Malaysia and the Middle-East) to FIFA events until the end of 2022. This contract, which relates to FIFA events since 2015 including the 2018 FIFA World Cup Russia™, covers such rights also for the current FIFA event cycle, including the 2019 Women’s FIFA World Cup France™ and the 2022 FIFA World Cup Qatar™.

In addition to this arrangement, we provide a number of additional services to FIFA through our DPSS segment. This includes the host broadcasting of the FIFA World Cup™ and other FIFA events (more than 100 such events have been broadcasted since 1999), as well as LED advertising solutions. See “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

German football. At the center of our engagement with German football is our over 35 years long-standing relationship with the DFB, which is the largest single country sports federation worldwide, with over seven million members. We manage until the end of the 2021/22 season the advertising and marketing rights of the DFB Cup (the German football cup competition), and other DFB events. Under our existing contract with DFB, we also distribute all DFB media rights for the DFB Cup until the end of the 2021/22 season, which consists of live and delayed media rights that are available for all platforms across the international market including German speaking territories. For the same period, we also acquired the sponsorship rights for the DFB Cup. We have also built a significant German football club marketing business. We currently manage the portfolio of marketing rights (advertising boards, shirts, hospitality, etc.), up until 2031 depending on the club, for 11 clubs in the top four German football leagues:

•	1. Bundesliga: SV Werder Bremen, SC Freiburg, FSV Mainz 05, 1. FC Köln, SC Paderborn 07, Fortuna Düsseldorf

•	2. Bundesliga: SV Sandhausen, Vfl Osnabrück

•	3. Liga: FC Hansa Rostock, TSV 1860 München

•	Regionalliga: Energie Cottbus

Italian football. We have a broad-based engagement with Italian football, underpinned by significant client relationships with the Lega Serie A, the premier Italian football league. Through our agreement with Lega Serie A, which was entered into in 2009 (current contract is in effect until the end of the 2020/21 season), we serve as the league’s exclusive strategic media advisor for the sale of domestic and international media rights for the Lega Serie A games, as well as the Coppa Italia (the annual Italian football cup competition) and the Supercoppa Italiana (the annual football competition usually held the week before the Italian football season begins between the winner of the Lega Serie A and the Coppa Italia). We also provide media production services to the Lega Serie A, see “—Our Segments—Digital, Production, Sports Solutions (DPSS)—Media Production.”

We are also actively involved in Italian football through club marketing and media agreements entered into with Italian football clubs running up until 2025 (depending on the club). These agreements include marketing and/or media rights for several leading football teams, including Lazio Roma, Inter Milan and AC Milan. We believe that these partnerships not only strengthen our assets in the Italian football market, but also serve as a strategic relationship tool to support our partnership with Lega Serie A noted above. Further, we also handle on behalf of various Italian football clubs Lega Serie A-related archive sales.

French football. Since 2012, we have focused on establishing a portfolio of club marketing rights and media agreements with French football clubs. In addition to the services we provide to various football clubs and the premier French football league (Ligue de Football Professionnel), or LFP, through our DPSS segment (see “—Our Segments—Digital, Production, Sports Solutions (DPSS)—Sports Services”), we also provide assistance to the LFP on their marketing activities, sponsorship and stadium advertising.

Chinese football. We co-own (together with the Chinese Football Association), organize and develop the China Cup International Football Tournament. The 2019 edition of the tournament took place in Guangxi, China with the national football teams of China, Uzbekistan, Uruguay and Thailand participating.

Other football. We also enjoy partnerships with other national leagues and teams. For example, in October 2019, we extended our partnership with the Scottish Professional Football League, or SPFL, to the end of the 2024/25 season, and will act as its exclusive international media rights partner for its four leagues (SPFL Ladbrokes Premiership, SPFL Ladbrokes Championship and SPFL Ladbrokes League One & Two) and two cup competitions (Tunnock’s Caramel Wafer Cup and Betfred Cup). As part of this extended partnership, we also cover the development of a dedicated eSports league for the SPFL. We also exploit the full global rights until the end of the 2021/22 season for all media types relating to the Portuguese Allianz Cup, the cup competition contested exclusively by Portuguese football clubs competing in the first and second leagues of Portuguese football. All matches for the Portuguese Allianz Cup are produced in HD. We also entered into a new partnership with the English Premier League, for free-to-air rights across sub-Saharan Africa for three years commencing with the 2019/20 season.

Winter Sports. We represent all seven Olympic Winter Sports federations (being all winter sports federations recognized by the International Olympic Committee) and various other major rights owners in winter sports through long-standing relationships. As of December 31, 2019, we had business relating to all important winter sports through 73 rights-in partners. We believe we have deep connections with a broad portfolio of partners, from international federations to local organizing committees.

The following provides an overview of our relationships relating to winter sports as part of our Spectator Sports segment.

Ice Hockey. Since 1981, we have had a relationship with the IIHF which is the worldwide governing body for ice hockey. Our ice hockey activities include two key properties on an international level: the IIHF Ice Hockey World Championships and the Champions Hockey League (CHL), an ice hockey tournament featuring top hockey teams from the first-tier leagues of countries across Europe. We are engaged to handle the global media rights, marketing and media production for the IIHF Ice Hockey World Championships and the CHL until the end of 2033 (further to a 10-year prolongation agreed in September 2019) and until June 2028, respectively. We also obtained the right to produce and organize the IIHF’s first eSports tournament at the 2021 competition in Finland.

In addition, we provide various digital and media production services to the IIHF in connection with the IIHF Ice Hockey World Championships as well as to the CHL, see “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

Skiing. We are involved in media and sponsorship marketing for many of the most prestigious international skiing properties. We have had a relationship with the FIS, which is the worldwide governing body for skiing, since 1992. We handle on behalf of the FIS the worldwide media, marketing, media production and hospitality rights to 2019-2025 FIS Alpine and Nordic Ski, Freestyle Skiing and Snowboard World Championships, including of television, internet and mobile, both for linear and on-demand. We also manage the entire production operation and all marketing-related activities.

In addition, we have established relationships directly with 28 national ski federations and many organizing committees in the top skiing countries of the world across various ski disciplines. Through these relationships, we handle the commercial rights (for durations up to 2031), ranging from advertising, media and broadcasting rights, for all FIS-sanctioned World Cup events (except those staged in Austria and Switzerland) across the disciplines of alpine skiing, ski jumping, cross-country, Nordic-combined and snowboard and freestyle skiing covering, in aggregate, over 200 races per season. We also have the sponsorship and marketing rights until 2022 for the Four Hills Tournament (Vierschanzentournee), an annual ski jumping tournament composed of four ski jumping events, of which two take place in Germany and two in Austria.

Biathlon. Since 1992, we have had a relationship with the International Biathlon Union, or IBU, which is the worldwide governing body for biathlons. We handle all marketing rights to the IBU World Cup, IBU World Championship Biathlon, IBU Cup and the IBU Junior Cup until the end of the 2028/29 season pursuant to an extension of the exclusive marketing partnership agreement with the IBU.

Bobsleigh/Skeleton. Since 1999, we have had a relationship with the International Bobsleigh and Skeleton Federation, or IBSF, which is the sports’ worldwide governing body. Until 2022, we have the right to market the key sponsorship packages and manage the worldwide distribution of media rights to the top IBSF-sanctioned events, being the BMW IBSF Bobsleigh and Skeleton World Championships and the BMW IBSF World Cup Bob and Skeleton, a multi-race series over a season for bobsleigh.

Curling. Since 2008, we have had a relationship with the World Curling Federation, or WCF, which is the worldwide governing body for curling, and our current arrangement was renewed in 2018 through to 2022. Under this contract we handle, on behalf of the WCF, the media rights worldwide (with the exception of Canada, the United States and Japan) related to the World Curling Championships and the European Curling Championships, the media rights related to the Pacific Asia Curling Championships in China, Hong Kong and South Korea, and the marketing rights worldwide for the World Curling Championships and European Curling Championships.

Luge. Since 1998, we have had a relationship with the International Luge Federation (Fédération Internationale de Luge de Course), or FIL, which is the worldwide governing body for the sport, and have an agreement with FIL under which we provide until the end of the luge season in 2022 for sponsorship and marketing services relating to the luge World Championships, World Cup and European Championships.

Skating. In January 2019, we entered into an agreement with the International Skating Union, or ISU, which is the worldwide governing body for skating. Under this agreement we, as the ISU’s exclusive media rights partner, handle from the 2019/20 season until the 2022/23 season the worldwide media rights (excluding China, Korea, Japan, the United States and Canada) relating to the ISU’s flagship events, such as the ISU World Championships and ISU European Championships across all disciplines (for example, figure skating, speed skating and short track), as well as the World Cups and Grand Prix competitions.

In addition to these Olympic winter sports, our winter sports portfolio also includes engagements in ski mountaineering in cooperation with the International Ski Mountaineering Federation, or ISMF, the sport’s worldwide governing body. We are responsible for sponsorship, marketing, media distribution and production opportunities relating to the ISMF World Cup, World Championships and European Championships.

Summer Sports. As of December 31, 2019, we had 34 rights-in partners creating an extensive summer sports portfolio, which covers handball, volleyball, basketball, badminton, motorsport, professional cycling, rugby, tennis and golf with long-term partnerships. We believe we benefit from a well-balanced portfolio of summer sports with varying geographical focus and a strong position in emerging markets.

The following provides an overview of our relationships relating to summer sports as part of our Spectator Sports segment.

Basketball. In 2016, we entered into a long-term business partnership (until the end of 2033) with the International Basketball Federation, or FIBA, which is the worldwide governing body for basketball. We serve as FIBA’s exclusive partner for the sale and marketing of the worldwide sponsorship rights and licensing rights outside of the host country of the relevant FIBA competitions. We handle these rights in relation to the FIBA Basketball World Cups and their qualifiers, the FIBA continental cups (for example the FIBA AsiaCup and the FIBA AmeriCup) and their qualifiers, and the Youth World Cups. In addition, we became in 2017 FIBA’s exclusive domestic commercial rights partner in China for FIBA’s flagship competition, the FIBA Basketball World Cup 2019, held from August 31 to September 15, which was staged across eight Chinese cities and represents the first time that such an event was held in China. In addition, we delivered the commercial program of the FIBA Basketball World Cup 2019, serving as their exclusive partner for their worldwide sponsorship, merchandising, licensing and hospitality.

We are also the exclusive commercial partner to the Turkish Basketball Federation in relation to the development and sale of certain commercial rights related to various Turkish national basketball teams, leagues and events active in the Turkish Basketball League (Basketbol Süper Ligi), the top professional Turkish basketball division. We also entered into two agreements with the National Basketball Association, or NBA, in 2019. Under one agreement, we will represent the NBA with respect to the sale of its sponsorship rights in Italy until June 30, 2021. This marks the NBA’s first agreement with a sports marketing company to represent its sponsorship business in Italy. Under the other agreement, we distributed hospitality packages for the NBA’s first-ever regular season game in France as part of the NBA Global Games series, in which the Charlotte Hornets faced the Milwaukee Bucks in Paris in January 2020.

Handball. We have worked with the European Handball Federation, or EHF, which is the governing body for handball in Europe, since the first EHF Handball European Championship in 1994. Currently, we, together with Perform Group, are the exclusive media and marketing partner to the EHF, offering a full range of services across media rights, sponsorship and marketing solutions until 2030. This partnership relates to EHF’s EURO competitions (including the EHF Handball European Championships (which Infront co-founded in 1992) and their qualifiers, the EHF EURO Youth competitions and EHF EURO Beach competitions) and the EHF’s club team competitions (including for the EHF Champions League and the EHF European Cup and their respective qualifiers). In addition, we provide various digital and media production services to the EHF in connection with the EHF EURO Competitions and their qualifiers, see “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

Volleyball. Our relationship with the European Volleyball Federation (Confédération Européenne de Volleyball), or CEV, which is the governing body for volleyball in Europe, started in 1993 when we became their exclusive media rights partner. In February 2020 we entered into a 12-year expansion with the CEV until 2033, for its flagship national team competitions and club tournaments. For the first time the media rights for all CEV events across all three disciplines will be distributed by us. The scope covers all national men’s and women’s volleyball events including the EuroVolley, CEV European Volleyball Leagues and Olympic Qualification as well as the club competitions CEV Champions League, CEV Cup and CEV Challenge Cup. It also includes the CEV European Championships in Beach Volleyball and Snow Volleyball as well as all CEV-run continental events in both disciplines as of July 1, 2020. In addition to media rights distribution, we provide various digital and media production services to the CEV, see “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

Badminton. In 2016, we became the commercial rights partner of the Badminton World Federation, or BWF, which is the worldwide governing body for badminton. This was the first time the BWF has worked with an exclusive partner for both media and sponsorship rights distribution. We acquired the rights to handle on behalf of the BWF, until the end of 2025, its commercial rights on a worldwide basis (including sponsorship, media (sales), marketing and betting rights) in relation to the BWF World Tour and other BWF major events (including the BWF World Championships, the Sudirman Cup and the finals of the Thomas & Uber Cup). In addition, we provide various digital and media production services to the BWF in connection with the BWF World Tour and other BWF major events, see “—Our Segments—Digital, Production, Sports Solutions (DPSS).”

Professional Cycling. We have a partnership with UCI, the worldwide governing body for sports cycling, which covers various services. We handle the commercial rights relating to the nine-day Tour de Suisse until 2029 and the multi-stage UCI Tour of Guangxi until 2022.

Established in 2017, the UCI Urban Cycling World Championships are the world championship events for freestyle BMX, cross-country eliminator and trials, and take place in China. We entered into a partnership agreement with the UCI under which we, until 2019, are entitled to co-organize the UCI Urban Cycling World Championships and handle the domestic media rights in relation thereto.

Motorsport. We are responsible for the worldwide media rights distribution of the FIA World Endurance Championships, an auto racing world championship staged across Europe, the Americas, Asia and the Middle East, and sanctioned by the International Automobile Federation (Fédération Internationale de l’Automobile or FIA), which is the worldwide governing body for many auto racing events, until the end of the 2020 season. The cornerstone event of the FIA World Endurance Championships is the annual “24 Hours of Le Mans,” a race beginning in mid-afternoon and finishing the following day at the same hour the race started the previous day and is considered one of the most prestigious automobile races in the world. In 2017, we signed a long-term partnership agreement until the end of 2019, and further extended it until the end of 2021, with the General German Automobile Club (Allgemeiner Deutscher Automobil-Club e.V.), or ADAC, for the marketing of the ADAC motor racing series and classic events. This agreement allows us to market the ADAC GT Masters, one of the world’s leading grand tourer-based auto racing series, and a range of racing series from the broad portfolio of ADAC Motorsport, which is a division of ADAC. In February 2019, we acquired Youthstream, the owner of the exclusive media, sponsorship and global promotional rights to the FIM MXGP Motocross World Championship until the 2036 season. The agreement covers several other events including the Monster Energy FIM Motocross of Nations, the FIM Women’s Motocross World Championship, the FIM Snowcross World Championship, the European Motocross Championship and the Motocross of European Nations.

Other summer sports. In addition, we also entered into various long-term agreements with French rugby club Stade Toulousain (until 2027), the French National Rugby League, and the Italian and French Golf Federations to support their respective marketing rights. In September 2019, we expanded our portfolio through a long-term strategic partnership with World Athletics (formerly known as International Association of Athletics Federations), including international media rights relating to the Diamond League series events from 2025 for a period of five years, the right to organize an annual Diamond League in China for ten years, from 2020-2029, as well as the creation of a new annual World Athletics event in China to be organized by us, and a ten-year international media rights agreement for a second international tour known as the World Athletics Continental Tour, which will consist of a series of one-day meetings around the world due to be launched by World Athletics in 2020 (the majority of which are currently postponed or canceled). We also entered into a new six-year agreement with The International Olympic Committee for the media rights to Sub-Saharan Africa for all Olympic events until 2024.

Digital, Production, Sports Solutions (DPSS)

Our DPSS segment includes our digital solutions, media production and service-related initiatives and capabilities to drive innovation in traditional media production, deliver growth in new digital properties, create new content formats, new distribution models and partnerships, and revolutionize advertising solutions as well as to leverage existing social platforms to increase audiences and revenue streams. We assist sports federations, organizing committees and other rights owners to broadcast their events in the most engaging and effective way. For a discussion of the contractual models that we use for our DPSS business, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Our Revenue-Generation Models – Our Spectator Sports and DPSS Segments.”

Digital Solutions

We have been in the forefront of innovation for over 10 years, as shown above. We view ourselves as an innovation leader in the digital evolution of sports, with an established digital solutions services platform that enables us to develop new and disruptive technology solutions to shape our business model and create further value for our partners in the evolving sports ecosystem.

Our digital capabilities focus primarily on B2B (business-to-business) and some B2C (business-to-consumer) solutions designed to drive engagement and excitement with sports fans and enthusiasts and present monetization opportunities for rights owners. An example of the designed B2C solutions is the social media video content services we provide to FIFA, including in connection with the 2018 FIFA World Cup Russia™. We believe that these solutions, which include the application of cutting-edge technologies in digital media solutions, such as virtual advertising, artificial intelligence and data science, allow us to apply our business model across sports categories and geographies efficiently, while capturing new customer groups and minimizing our service costs.

We seek to improve our digital solutions offerings and provide digital solutions services mainly through our iX.co platform and our Infront Lab. In addition, cognizant of the opportunities in eSports, we also seek growth in this field.

iX.co. We established Infront Digital in 2016 (following the acquisition of our interest in Omnigon) and rebranded it to “iX.co” in May 2019. iX.co has a dedicated and experienced team of over 308 members across seven global offices (as of December 31, 2019) that provide an expanding number of technological solutions to engage the sports ecosystem for the benefit of rights owners and brands. The platform has been designed to provide appealing digital content for both athletes and fans while at the same time allowing us to build a data repository to enable us to better understand the interests and demands of fans. Among other things, we are better able to target digital sponsorship packages and sell advertising to properly engaged audiences.

iX.co also includes platform development such as applications, websites, gamification, content services and fan engagement activations. Through iX.co, we provide our clients with efficient and scalable solutions to better capture audiences by leveraging our Corebine platform, a content management and fan engagement platform designed specifically for mobile websites and applications. iX.co’s offerings include the application of artificial intelligence to reduce production and service costs, increase volume and quality and enable new solutions that were previously deemed impossible.

In 2018, we acquired a 10% (economic) stake in COPA90, an independent football media business providing attractive digital football content offering the potential to engage new fans and communities. COPA90 provides us with the ability to reach volume targets on a global scale with a context that is driven by people, groups and publishers that hold influential standing amongst key audiences.

In the third quarter of 2019, Infront also completed its investment in Level99, an eSports creative agency, and acquired a controlling stake, with existing management holding the remainder. In the fourth quarter of 2019, we entered into a digital consultancy partnership with the French Rugby League (LNR), launching a new English-speaking website dedicated to the Top 14 league for the coverage of relevant key markets worldwide. The agreement, which comprises a 360° digital approach, also includes the launch of social accounts, editorial management and content activation.

We also are focused on identifying and applying digital solutions to promote our owned events. We believe that by using digital capabilities to develop innovative content and distribution mediums, we will capture higher engagement from our community, and at the same time help reach a wider global audience. For example, we boost community engagement in broadcasting through innovative digital channels (for example, OTT platforms) and official social media platforms (for example, Facebook, YouTube, Instagram, Snapchat and Twitter), which improves the stickiness of our athlete community, fosters greater loyalty and enhances the network effects.

Infront Lab. We established our Infront Lab to identify technologies and related collaborations, that can benefit from our market know-how and other capabilities, to offer new products and services for sports stakeholders. For example:

•

We have established a collaboration with Parquery, a technology spin-off from the Computer Vision Laboratory of ETH (Swiss Federal Institute of Technology) Zürich, to develop technology that could be applied in connection with mass participation sports events, such as to detect and categorize runner apparel.

•

To add further value in our long-standing partnership with the IIHF, we have worked together with WSC Sports Technologies, an Israeli start-up, to bring its AI-driven video generation capabilities to deliver content for fans relating to the IIHF Ice Hockey World Championship. The technology automatically analyzes live sports broadcasts and creates customized videos which can be shared across numerous online platforms, including social media, providing an efficient means to enhance event exposure.

•

In February 2019, we acquired a 10% stake in Deep, a visual storytelling company producing automated content by combining engaging, interactive formats, rich, contextual, visual data, and efficient editing tools for data visualization. Using advanced machine learning and data curation technologies, the company developed a unique Visual Knowledge Graph that is vertical specific, meaning Deep thoroughly studies chosen content domains, such as certain sports, sports properties or events, with its specific audiences and their needs and interests in mind. This allows Deep to offer insights beyond the data, in a way that is visual, interactive, bite-sized and mobile-optimized to meet today’s user content preferences.

•	In May 2019, we acquired a 10% stake in Minute, a video optimization technology company providing viewers with smart highlights of the video content available online.

eSports. The eSports market, which generally refers to organized competitions of video games between professional players, emerged in the early 2000s and since has grown to become an influential industry, especially among the younger generation. The eSports audience has grown from 225.5 million in 2014 to 454.4 million in 2018, and is expected to achieve a CAGR of 14.3% from 2018 to 2022, reaching an estimated 777.2 million in 2022. We see various opportunities in eSports, depending on the partner, ranging from supporting eSports publishers, events and leagues though services we provide, to supporting teams, players and influencers and building our own eSports communities.

Media Production

We are a leading player in sports media production, providing rights owners and viewers with quality, exciting and innovative sports coverage. We provide a range of services, from basic services such as match streaming, video on demand, near-live clip based content to new, multi-media solutions such as white label applications and web players. Our media production projects have been recognized with prestigious industry awards, including the International Broadcasting Convention Awards (2006, 2010 and 2014), SPORTEL Golden Podium Awards (2002 and 2011) and others, acknowledging our innovative approaches and dedication to quality.

Our media production services include essentially every aspect and scale of sports multimedia production. We help sports federations, organizing committees and other rights owners to broadcast their events in the most engaging and effective way possible with support ranging from the host broadcast design and operation for all kinds of major sports events to digital media and post-production as well as archive management. We provide our large scale media production services through HBS, which was founded in 1999 as the host broadcaster of the 2002 FIFA World Cup Korea/Japan™ and since then also operated as the host broadcaster for, among others, the:

•	2006 FIFA World Cup Germany™;

•	2010 FIFA World Cup South Africa™;

•	2014 FIFA World Cup Brazil™;

•	2018 FIFA World Cup Russia™; and

•	FIFA Women’s World Cup 2019 France™.

The number of HBS employees varies in accordance with the active projects, from approximately 60 employees to more than 3,000 employees when we are delivering major sports events.

We have been at the forefront of digital media production innovation for many years. In 2009, we broadcasted Europe’s first 3D football match, the French Ligue 1 match between Olympique Lyon and Paris Saint-Germain. In 2013, HBS broadcast the first 4K-resolution production at the FIFA Confederations Cup™ and, in 2018, HBS implemented the first production of all FIFA World Cup Russia™ matches in ultra HD with 360-degree for virtual reality experience.

Our media production activities include the following:

Partnership with FIFA. Since 1999, we have worked with FIFA and served as FIFA’s host broadcaster for, among others, the:

•	2002 FIFA World Cup Korea/Japan™;

•	2006 FIFA World Cup Germany™;

•	2010 FIFA World Cup South Africa™;

•	2014 FIFA World Cup Brazil™;

•	2018 FIFA World Cup Russia™; and

•	FIFA Women’s World Cup 2019 France™.

We are also mandated by FIFA as host broadcaster for the 2022 FIFA World Cup Qatar™.

Italian and French Football Production. In addition to the FIFA World Cup™ flagship projects, we also provide end-to-end media production services for most of Lega Serie A games as well as for the Italian Cup (Coppa Italia) and Italian Supercup (Supercoppa Italiana) under arrangements that are generally set to expire at the end of the 2020/21 season (June 2021), and we handle the quality control of the production of the French Ligue 1 matches until June 2020.

Other Media Production Business. We also focus on producing other single-sport or multi-sport events, including the:

•	EHF EURO Competitions and Qualifiers;

•	CEV European Volleyball Championships;

•	BWF World Tour and other BWF major events (including the BWF World Championships, the Sudirman Cup and the finals of the Thomas & Uber Cup);

•	IBSF Bobsleigh and Skeleton World Cup;

•	FIS World Championships and FIS-sanctioned World Cup events;

•	IIHF Ice Hockey World Championship and Champions Hockey League;

•	UCI World Tour series in China (including the Tour of Guangxi, Tour of Chongming Island, Tour of Taiyuan, and Tour of Fuzhou); and

•	FIA World Rally Championship.

We provided consulting services to the UEFA (planning and management of the International Broadcast Centre) in connection with UEFA EURO 2016™, the European football championship, and UEFA has mandated us to provide similar services for UEFA EURO 2020™.

International Games Broadcast Services. We set up in 2004 International Games Broadcast Services, or IGBS, a joint venture with IMG Media, which is dedicated to the production of multi-sport events. IGBS has been the host production partner for the:

•	Doha Asian Games 2006;

•	Guangzhou Asian Games 2010;

•	Astana/Almaty Asian Winter Games 2011;

•	Incheon Asian Games 2014;

•	Singapore Southeast Asian Games 2015;

•	Jakarta Asian Games 2018; and

•	Rugby World Cup 2019 in Japan.

For broadcasts of the Rugby World Cup 2019 games in Japan, for the first time we used 8K-resolution production, augmented reality graphics and Hawk-Eye Smart Replay technology.

Sports Services

We provide a comprehensive set of support services designed to contribute to the operational success of our sports media and marketing capabilities. These services include:

•	hospitality services;

•	ticketing services;

•	broadcaster servicing/account management;

•	sponsorship implementation;

•	state-of-the-art LED perimeter board systems and other live advertising solutions;

•	communication, branding and design services, including event logo and mascot creation, concept and appearance, and venue dressing;

•	event and full-service hospitality management including elaborate concept, creative cuisine, design, decoration, lighting, entertainment and marketing; and

•	management of ticketing concept, policy, pricing strategy, administration, promotional campaign and sales.

We provide consulting and support services to clients in connection with the design, planning and creation of platform-specific content across multiple digital outlets. On the fan engagement side, we seek to provide solutions to enable clients to engage directly with fans by providing innovative and easy to implement gamification tools. For example, we worked together with the IIHF and created and implemented the new content strategy for the IIHF Ice Hockey World Championships 2017, including social media, editorial and multimedia content planning, and fan engagement campaigns. In addition, we also provide a number of other services to the IIHF, including overall venue and event management, marketing implementation responsibility, event services and consulting, commercial legal advice during the organizational phase, digital strategy, host broadcasting, online broadcast services, B2B client and VIP hospitality services and management of the television production. We are also engaged with the CHL’s digital offering, including, among others, the design and support of the CHL’s website and app, content creation for social media and numerous fan engagement tools including predictor games and fan votes. We also provide a number of additional services to the EHF, including the use of official event logo and composition of logo and official mascots, full digital, online and social media integration as well as VIP hospitality tickets.

We further support and provide services, including shirt sponsorship, hospitality services and LED advertising to a number of French football clubs, such as AS Monaco FC, Lille OSC, FC Nantes and Toulouse FC. In addition, we provide VIP hospitality services to the LFP and serve as hospitality sales agent for major sports events in the Stade de France, the national stadium of France located in Paris.

LED boards have emerged at the forefront of perimeter board advertising. We own 17 LED outdoor systems as of December 31, 2019. We provide these systems to major rights owners such as FIFA, UEFA, the EHF, national federations in various sports and football clubs, as well as for multi-day events, and other sports such as tennis, basketball and volleyball.

The latest addition to our advertising offering is an innovative, machine learning-driven virtual advertising solution, Viz Eclipse, one of our main collaborations in the artificial intelligence area. Viz Eclipse is a product developed through our partnership with Vizrt to increase value creation through virtual advertising. This solution enables us to create targeted, unobtrusive advertisements overlaid into content. Using Viz Eclipse, we are able to offer localization (marketing different products in different locations for the same client), regional sales (differentiating the brands marketed depending upon on the location of the consumer) and content access (differentiating the brands or products marketed depending on how the content is accessed (such as a live event, a replay, the highlights and the social media highlights)).

In 2019, we also made an investment in District Technologies (“District”), a Singapore-based company that harnesses technology to add augmented-reality and location-based technology, including GPS and Bluetooth beacons, to running and exploration. This strategic partnership allows us to operate as the exclusive partner of the District Race app and the associated District Races in Europe, which are currently planned for Berlin and London.

Mass Participation

In 2019, the retained mass participation business organized, operated and licensed 113 mass participation sports events in 12 countries on two continents. The following table sets out the key performance indicators for the Mass Participation segment for the periods indicated.

	For the year ended December 31,
	2019	2018	2017
Retained mass participation business
Licensed-in events (#)	18	16	7
Licensed events (#)	11	13	7
Owned events (#)	84	59	31
Gross-paid athletes(1) (‘000s)	716	555	279

(1)	Includes gross-paid athletes participating in both owned events and licensed-in events (but excludes gross-paid athletes participating in licensed events).

Our focus is on the premium segment of the mass participation sports market where we believe athlete engagement is higher, price elasticity (which measures demand relative to a change in price) is lower and there are increased opportunities for further monetization of rights. To compete successfully in this segment of the market, we seek to deliver high levels of athlete satisfaction through top-tier event organization and execution.

We coordinate all aspects of mass participation sports events, from obtaining the permits to negotiating host venue agreements, marketing and driving athlete registration, managing and maintaining the respective websites, procuring staff, executing the events on-site, selling and managing sponsorship agreements, producing and selling of merchandise relating to our events, and managing all communications to athletes. We believe that, through our in-depth knowledge of sports event operations, our insights into our athletes and the mass participation ecosystem, and our excellent organizational and technical capabilities, we are well placed to deliver engaging mass participation sports events and related value-added services to our athletes, partners and fans.

Our Sports Events

Our Mass Participation segment covers a wide range of mass participation sports events, including elite, amateur and corporate properties. We are focused on the experience of the athletes, who are highly motivated and deeply engaged, and strive in our events to capture the imagination of endurance athletes worldwide.

We believe the breadth and diversity of our mass participation sports offerings allows individuals to participate in multiple types of events. Athletes can choose among a wide variety of mass participation sports events and enrich their experiences in, or objectives to compete in, one event by also participating in other events. This may include, for example, an athlete choosing to run a marathon, an obstacle course race or trail run.

Triathlons. Pursuant to the terms of the WEH License Agreement, we organize and operate IRONMAN 70.3 events in China (i.e., licensed-in events). Established in 2006, IRONMAN 70.3 is the half-distance version of the IRONMAN triathlon series and was created as a more accessible event requiring less training and thereby making it easier for athletes to race throughout the year. This event consists of a 70.3-mile race: a 1.2-mile (1.9 km) swim, a 56-mile (90 km) bike ride and a 13.1-mile (21.1 km) half-marathon. In 2019, we organized four IRONMAN 70.3 events in China (four events in 2018). There were approximately 4,300 gross-paid athletes in our IRONMAN 70.3 events in China in 2019 (compared to approximately 3,700 gross-paid athletes in 2018). The average entry fee for each gross-paid athlete for our licensed-in IRONMAN 70.3 events was €194 in 2019 (€190 in 2018).

We also organize and operate races affiliated with IRONMAN 70.3 series, such as the IRONKIDS events. IRONKIDS offers various events for children. These affiliated events take place often as part of an IRONMAN 70.3 weekend.

Running. Our running events portfolio includes a portfolio of marathons and half-marathons, and corporate fitness events. In 2019, we organized and operated 57 running events, with approximately 0.5 million gross-paid athletes in aggregate (59 events with approximately 0.6 million gross-paid athletes in 2018). We believe that, like triathlon events, running events create an appealing platform for brands and create opportunities to increase revenue through license fees, sponsorships and merchandising.

Road Running. Our road running portfolio includes a substantial array of marathons, including the Rock ‘n’ Roll Marathon Series in China (which we organize and operate pursuant to the WEH License Agreement), and shorter distance events. The Rock ‘n’ Roll Marathon Series is designed to provide a different feel from other marathons, by combining running, travel and entertainment for participating athletes. For example, live bands and cheer teams line the streets of these marathons and the events are concluded by a headliner music concert. In 2019, we organized and operated five Rock ‘n’ Roll Marathon Series events in China (five events in China in 2018).

In addition to the licensed-in Rock ‘n’ Roll Marathon Series events, we also own and operate a significant number of other marathons. In China, we acquired the Double Heritage Series of marathons in 2017, which includes the Dun Huang Marathon, Wen Jiang Marathon and Chengdu Double Heritage International Marathon. We also acquired the exclusive rights (including management of the event as well as all marketing, commercial TV and media rights) to the Rome Marathon, one of the top 10 European marathons, from 2020 to 2023. Our portfolio also includes city marathons and half-marathons, among others, the Chengdu Marathon and the Shenyang International Marathon for which we secured the operating rights for a period of three years in the third quarter of 2019.

Our road running portfolio also includes a number of 5 km to 10 km races, such as the Vienna Night Run, which takes place annually in the center of Austria’s historic capital city as well as other 5-km and 10-km races that occur in conjunction with our city marathon or half-marathon weekends.

Trail running. We also consider trail running (races on hiking trails instead of roads or tracks) to be an increasingly popular mass participation sports event category. In April 2019 we acquired Threshold, which added trail running sports events to our portfolio.

Corporate Fitness. We also organize and operate our own short-distance running events in the corporate fitness market aimed at people of all ages and taking place in a non-competitive and community-oriented setting. Our B2Run running series took place in 38 host cities across seven countries in 2019, and attracted approximately 11,000 companies to rally their employees and approximately 250,000 participating athletes in 2019 (compared to approximately 11,000 companies and approximately 225,000 participating athletes in 36 host cities across seven countries in 2018). The average entry fee per gross-paid athlete for our B2Run running series events in Germany and Switzerland was €24 in 2019 and €25 in both 2018 and 2017. Strengthening our portfolio is the acquisition in April 2019 of the Vienna Business Run, a popular annual 4.1-km road race.

Road Cycling. In 2019, we organized two road cycling events with approximately 4,000 gross-paid athletes in aggregate. In a bid to expand our portfolio through the acquisition of promising sport event organizers, we acquired UK-based Threshold Sports in April 2019. The Deloitte Ride Across Britain took place in September 2019 with nearly 1,000 cyclists participating in the 980-mile (1,500 km) ride over nine days. It was the 10th edition of the event and the first time we have been involved following our acquisition of Threshold Sports. The other event in our portfolio is the Granfondo Campagnolo Roma, which we organize through an exclusive commercial agreement.

Obstacle Course Racing. A relative newcomer in our portfolio of mass participation sports events is obstacle course racing (races in which competitors, traveling on foot, must overcome various physical challenges in the form of obstacles). Our obstacle running portfolio is currently focused on Germany, with the intention to further expand internationally, and organized around two brands, XLETIX Challenges and Muddy Angel Runs (women-only 5km mud races), which we acquired in 2018. There were 25 obstacle course racing events under these brands in 2019 with approximately 190,000 participating athletes in aggregate (26 events with approximately 180,000 participating athletes in 2018).

Operations and Key Capabilities

We organize, operate and monetize our mass participation sports events ourselves, and derive a significant portion of our revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetize our intellectual property through sponsorship, event and product licensing, merchandising and media distribution opportunities. Our events revenue consists primarily of event entry fees, revenue generated by fees charged to participating athletes, expo fees, rentals at the events by outside parties, host city fees, amounts received from the city or local organizing committee to support a hosted event, photo commissions and revenue earned from an outside photography service for exclusive access to our athletes on course at events.

We have, over time, developed proprietary tools to improve efficiency and to create additional business and monetization opportunities. We have also developed unique capabilities in connection with our events including the development and use of measurement tools for athlete satisfaction, metrics around athlete retention and development, and systems for the accurate and timely budgeting and delivery of our events.

Event Organization. We have the operational capabilities and efficiencies to successfully organize and operate events worldwide. We have established processes that we consider to be best-in-class, which provide full-service capabilities and know-how to match the complexities and minute organizational details required to operate and efficiently deploy events globally. As each event typically involves an exhaustive checklist of items to be organized and coordinated among numerous parties, good relationships with parties in the process are key to make our events a success. We believe that our success in putting on events is evident by the continued significant interest and engagement that we see from sports enthusiasts worldwide in our events.

We have built valuable relationships with host cities and local authorities. Our relationships with local authorities are vital to our event organization process, because we rely on their cooperation to receive necessary permits, obtain permission to block roads, and receive the necessary security coverage.

We benchmark all aspects of our performance. We believe our experience, proprietary capabilities and global scale allows us to provide safe, top-tier and highly engaging experiences for our athletes that lead them to compete in more events, thus driving further engagement and to foster our community of athletes while delivering events on time and on budget and offering the potential for scalability in terms of further expansion of our mass participation sports events portfolio.

Further Monetization of Brand and Event Rights. Many of our mass participation sports events attract favorable demographics of athletes from a sponsorship perspective. We seek to create further value from our events through sponsorship, merchandising and other activities.

For our mass participation sports events, we seek to enter into multiple-year sponsorship contracts and derive additional value from such relationships. Our merchandising revenue include the sale of apparel and other merchandise at events on-site as well as through e-commerce platforms.

We believe we can further enhance our events business by developing our in-house production of inspiring series, increasing the scale of our event production coverage and integrating generated content. We are currently also developing and further exploring our broadcasting and distributing possibilities to create live coverage for our portfolio of mass participation sports events. Through partnerships we believe we can create valuable sponsor assets and are better able to leverage our portfolio of mass participation sports events.

Competition

The full-service sports marketing industry is fragmented by nature, consisting of a small number of global full-service companies and numerous smaller companies focusing on specific sports. There are only a number of companies that compete with us on a global and all commercial lines basis. On the global level and with respect to all of our commercial lines, we compete with Endeavor and Lagardère Sports. From a business perspective, we compete across many different industries and within many different markets. We believe our primary sources of competition include, but are not limited to:

•	Events. We compete against other providers of competitive events as well as non-sports events, which potential athletes may perceive to be more appealing.

•	Media Production. For large scale media production, the main competition we face is from other large scale media production providers.

•	Media Distribution. We compete against sports marketing companies, digital and other non-traditional media providers and also in-house solutions with respect to media distribution.

•

Sponsorship and Marketing. Our main competition is other sports sponsorship and marketing companies in the sports ecosystem. This competition will affect our monetization of the rights-in that we have contractually acquired.

•	Ancillary Services. Many of our competitors offer ancillary services to stakeholders within the sports ecosystem.

Information Technologies

We have focused on, and will continue to invest in, our technological infrastructure.

Infront has an integrated technology platform focusing on fan data, analytics and digital sports marketing. This technology platform includes a CRM for fan relationship management as well as data management capabilities for fan tracking, targeting and re-marketing, data analytics for fan segmentation, content optimization and profiling, content analytics for social listening, content automation and optimization and monetization from ad technologies, merchandising and subscriptions. Infront’s CRM solution further supports the process for contracts’ management from the initial negotiations to signing thereof. Infront also has consolidated financial systems in place focused on, among others, forecasting, (long-term liquidity) planning, accommodating increased reporting requirements under IFRS, periodic reporting of cash flows and creating visibility and control of bank balances and payment flows through an integrated treasury management system. Infront has processes in place for regular back-ups, including off-site storage of data, and the implementation of a data back up and replication concept. All core business applications are running on centralized servers on Infront’s headquarters in Zug, and key knowledge about Infront’s IT infrastructure and business applications is present in an in-house team.

Intellectual Property

In our Mass Participation segment, we are the owners of a portfolio of brands across a range of sports, including running, obstacle course races and road cycling.

We own trademarks related to owned events such as the B2Run running series and XLETIX Challenges. Our trademarks are in the form of plain-text words or design logos, or both. Our trademark coverage varies by country, largely depending on whether we have events or licensees in that country. As at the end of 2019, excluding the WEH business, we held approximately four trademarks registered in the United States, and approximately 348 trademarks registered in jurisdictions outside of the United States.

Our trademark registrations apply to various specific classes of goods and services. Most of our trademark registrations relate to the conducting of athletic events. Others of our trademark registrations apply to apparel and other consumer products.

Seasonality

Most of the event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In our Mass Participation segment, revenue and direct expenses tend to be higher in the second and third quarters of our fiscal year given our event calendar. In our Spectator Sports segment, revenue and expenses tends to be lower in the third quarter as winter sports events have not yet commenced and there is less activity in European football compared with other quarters. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. Other than in years of a FIFA World Cup™, our results of operations in our DPSS segment tend to have less seasonal fluctuations compared to our other segments as a result of limited seasonality in the event-related DPSS business, such as the Lega Serie A host broadcast production, which spans a large portion of the year, as well as lack of seasonality in other portions of the business, such as digital media advisory.

Generally, our overhead expenses, such as personnel as well as office and administration expenses, do not show the same volatility throughout the year compared with fluctuations in revenue and gross profit, as they are not primarily impacted by peaks in operational activities in the same way as direct project income and expenditure. Our depreciation and amortization expenses as well as our financial expenses are generally also stable throughout the year.

Expected Disposal

WEH’s Mass Participation Business

WEH has a global mass participation sports event portfolio built principally around the strength of globally recognized brands and related intellectual property in mass participation sports owned by it, including triathlon, running and mountain biking. WEH seeks to create inspirational sports experiences for athletes and establish highly engaged and dedicated communities for athletes. WEH believes that, through its in-depth knowledge of mass participation sports, global insights into athletes and technical capabilities, WEH is well-placed to deliver engaging mass participation sports events to athletes, partners and fans worldwide. In addition, WEH is able to develop unique insights from the wealth of data generated from athletes enabling it to amplify athlete engagement, increase effectiveness of sponsorship arrangements and otherwise maximize the income potential for sports events, including through targeted services and cross-selling opportunities.

WEH generally organizes, operates and monetizes the events itself, and derives a significant portion of revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetizes its intellectual property through sponsorship, event and product licensing, merchandising and media distribution opportunities.

WEH’s portfolio includes iconic triathlon, running and mountain biking events globally and is built around a stable of globally recognized brands, including IRONMAN, IRONMAN 70.3, the Rock ‘n’ Roll Marathon Series, and the Cape Epic mountain biking event. In 2019, WEH owned 162 mass participation sports events in 20 countries on six continents. The following table sets out the key performance indicators for WEH’s mass participation business for the periods indicated.

	For the year ended December 31,
	2019	2018	2017
Licensed Events (#)	75	80	68
Owned and managed events (#)	165	167	157
Gross-paid athletes(1) (‘000s)	808	767	707

(1)	Excluding, for the avoidance of doubt, gross-paid athletes participating in licensed events.

WEH’s focus is on the premium segment of the mass participation sports market where it believes athlete engagement is higher, price elasticity (which measures demand relative to a change in price) is lower and there are increased opportunities for further monetization of rights. To compete successfully in this segment of the market, WEH seeks to deliver high levels of athlete satisfaction through top-tier event organization and execution.

WEH undertakes its event organization and related activities relating to triathlon, running and mountain biking principally from its headquarters in Tampa, Florida.

Triathlons. WEH organizes, operates and licenses triathlons worldwide. In 2019, it organized or licensed 181 (out of which four were events licensed by WEH to WSC) triathlon events with over 273,000 gross-paid athletes (186 events with over 254,000 gross-paid athletes in 2018).

IRONMAN. Established in 1978, this full-distance event consists of a 140.6-mile race: a 2.4-mile (3.8 km) swim, a 112-mile (180 km) bike ride and a 26.2-mile (42.2 km) marathon. The completion of an IRONMAN triathlon is regarded by athletes as the pinnacle of endurance athletic accomplishments. In 2019, there were 41 IRONMAN full-distance events in 24 countries (41 events in 2018). The IRONMAN World Championship is held annually in Kailua-Kona, Hawaii and involves approximately 2,500 qualified and eligible athletes each year. Worldwide, there were approximately 80,000 gross-paid athletes in IRONMAN owned events in 2019 (approximately 73,000 gross-paid athletes in 2018). The average entry fee for each gross-paid athlete for IRONMAN events globally was €517 in 2019 (€494 in 2018 and €507 in 2017).

IRONMAN 70.3. Established in 2006, IRONMAN 70.3 is the half-distance version of the IRONMAN triathlon series and was created as a more accessible event requiring less training and thereby making it easier for athletes to race throughout the year. This event consists of a 70.3-mile race: a 1.2-mile (1.9 km) swim, a 56-mile (90 km) bike ride and a 13.1-mile (21.1 km) half-marathon. In 2019, there were 113 IRONMAN 70.3 events in 50 countries (109 events in 2018), including the IRONMAN 70.3 World Championship in Nice, France (unlike the full-distance IRONMAN World Championship, the location of the IRONMAN 70.3 World Championship changes from year to year, with recent championships in Canada, United States, Austria, Australia and South Africa). The IRONMAN 70.3 World Championship currently involves over 5,200 athletes. Worldwide, there were approximately 150,000 gross-paid athletes in IRONMAN 70.3 owned events in 2019 (compared to approximately 133,000 gross-paid athletes in 2018). The average entry fee for each gross-paid athlete for IRONMAN 70.3 events globally was €250 in 2019 (€229 in 2018 and €239 in 2017).

5150. Established in 2012, the 5150 Series is our shorter distance triathlon series (Olympic triathlon distance), consisting of a 51.5-km race: a 1.5-km (0.9 mile) swim, a 40-km (24.8-mile) bike ride and a 10-km (6.2-mile) run.

WEH also owns, organizes and operates races affiliated with the IRONMAN or IRONMAN 70.3 series, such as the IRONKIDS and Iron Girl events. IRONKIDS offers various events for children. Iron Girl, a women-only event series, include running, walking, triathlon and duathlon races. These affiliated events take place globally, often as part of an IRONMAN or IRONMAN 70.3 weekend. In addition to IRONMAN-affiliated events, WEH also owns and operates the Noosa and Mooloolaba Triathlons, which are annual Olympic distance triathlons held in the Australian state of Queensland, and the Hamburg Triathlon, which includes both sprint and Olympic distance triathlons.

From time to time, WEH manages mass participation sports events for third parties, for example, ITU-sanctioned events as part of the ITU’s World Triathlon Series. It also has a cooperation framework with the International Triathlon Union, or ITU, to develop and grow the sport of triathlon globally. This cooperation focuses on standardizing rules, further collaborating on anti-doping efforts, fostering national federation relations, sanctioning, and developing collaborative marketing initiatives to grow the sport at the age-group level.

Running. WEH’s running events portfolio includes a portfolio of marathons and half-marathons and trail runs. In 2019, WEH organized or licensed 46 running events, with approximately 0.5 million gross-paid athletes in aggregate in these events (48 events with approximately 0.4 million gross-paid athletes in these events). We believe that, like triathlon events, running events create an appealing platform for brands and create opportunities to increase revenue through license fees, sponsorships and merchandising.

Road Running. WEH’s road running portfolio includes a substantial array of marathons, including the Rock ‘n’ Roll Marathon Series, and shorter distance events. Established in 1998 and acquired by WEH in 2017, the Rock ‘n’ Roll Marathon Series is designed to provide a different feel from other marathons, by combining running, travel and entertainment for participating athletes. For example, live bands and cheer teams line the streets of these marathons and the events are concluded by a headliner music concert. In 2019, there were 30 Rock ‘n’ Roll Marathon Series events (including the licensed-in events) in ten countries (34 events in eight countries in 2018). Worldwide, there were over 300,000 gross-paid athletes in Rock ‘n’ Roll Marathon Series events in 2019 (over 350,000 gross-paid athletes in 2018).

In addition to the Rock ‘n’ Roll Marathon Series, WEH also owns and operates a significant number of other marathons globally. Its portfolio also includes a number of city marathons and half-marathons, among others, the Standard Chartered Singapore Marathon; the Auckland Marathon; the Hawkes Bay International Marathon; the Runaway Noosa Marathon; the Queenstown International Marathon; and the Santa Cruz Half Marathon.

Its road running portfolio also includes a number of 5 km to 10 km races, such as the Across the Bay 10 km race, which takes place annually in Maryland (United States), as well as other 5-km and 10-km races that occur in conjunction with our city marathon or half-marathon weekends.

In May 2019, WEH acquired a portfolio of events, including The Sun-Herald City2Surf, a fun run which takes place in Sydney, Australia, with participants running to Bondi Beach. In addition, the events portfolio included other mass participation sports events in Australia, including the Sydney Morning Herald Half Marathon, the Melbourne Corporate Triathlon and Carman’s Women’s Fun Run.

Trail running. WEH also has trail running (races on hiking trails instead of roads or tracks) in its portfolio. It hosts the Ultra Trail Australia, which includes, among other races, a 100km race taking place on trails located in some of Australia’s most scenic locations. In 2019, WEH acquired the Tarawera Ultra Trail in New Zealand, which includes a 160-km race, among other races.

Mountain Biking. WEH’s mountain biking events aim to marry a passion for outdoor adventure and exploration with endurance riding, and all take place in iconic locations.

In 2019, WEH organized eight mountain biking events with approximately 7,600 gross-paid athletes in aggregate (nine events with approximately 8,900 gross-paid athletes in 2018). Among these events is the Cape Epic, an annual mountain bike stage race held in the Western Cape of South Africa, what we believe is the preeminent event of mountain biking. Its mountain biking portfolio also includes, among others, the Swiss Epic, The Pioneer (a six-day mountain bike stage race through New Zealand’s Southern Alps) and the Cape to Cape, an Australian mountain biking multi-stage endurance race. These events are complemented by ownership of other mountain biking events such as Port to Port, Motatapu and Wines2Whales.

Operations and Key Capabilities

WEH organizes, operates and monetizes its mass participation sports events itself, and derives a significant portion of our revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetizes its intellectual property through sponsorship, event and product licensing, merchandising and media distribution opportunities. WEH’s events revenue consists primarily of event entry fees, revenue generated by fees charged to participating athletes, expo fees, rentals at the events by outside parties, host city fees, amounts received from the city or local organizing committee to support a hosted event, photo commissions and revenue earned from an outside photography service for exclusive access to its athletes on course at events.

Information Technologies

WEH has an integrated CRM platform that contains over 3 million unique athletes and allows WEH to utilize tools for email marketing, customer service, e-commerce and captures all athlete event data with split timings. WEH’s CRM system also feeds its data warehouse that enables data analysis, business intelligence, or BI, reporting and market segmentation. Key knowledge about WEH’s IT infrastructure is present in an in-house team. The 2019 roadmap for information technology to enhance WEH’s business unit integration includes an athlete survey tool, new POS system for onsite merchandise, sales and inventory management with automated contract generation and social integration.

Intellectual Property

In its Mass Participation segment, WEH is the owner of a portfolio of iconic brands across a range of sports, including triathlon, running, mountain biking and trail running.

WEH holds the rights, in the United States and various other countries, to the name “IRONMAN” and its logo, and the associated “M-DOT” logo for marketing competitions involving swimming, biking, and running. WEH owns an additional number of trademarks around our mass participation sports events, including trademarks such as IRONMAN 70.3 as well as trademarks related to other owned events such as the Rock N’ Roll Marathon Series and the Cape Epic series. Trademarks are in the form of plain-text words or design logos, or both. WEH’s trademark coverage varies by country, largely depending on whether it has events or licensees in that country. As at the end of 2019, WEH held approximately 174 trademarks registered in the United States, and approximately 1,018 trademarks registered in jurisdictions outside of the United States.

Seasonality

Most of the event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In WEH’s mass participation business, revenue and direct expenses tend to be higher in the third and fourth quarters of its fiscal year given the event calendar.

Generally, WEH’s overhead expenses, such as personnel as well as office and administration expenses, do not show the same volatility throughout the year compared with fluctuations in revenue and gross profit, as they are not primarily impacted by peaks in operational activities in the same way as direct project income and expenditure. Depreciation and amortization expenses as well as financial expenses are generally also stable throughout the year.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our significant subsidiaries and our VIE, as of the date of this annual report.

(1)	Expected to be dissolved following completion of the WEH sale.
(2)	Expected to be sold as part of the WEH sale.
(3)	Based on contractual arrangements.

Contractual Arrangements with our VIE and its Shareholders

While the revenue contribution of our operations in China is relatively small, we expect to continue to grow our presence in China and hence our revenue from China over time.

Due to foreign investment restrictions in the PRC and other regulatory considerations, we conduct certain business activities in China through our VIE, and its subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIE and consolidate its and its subsidiaries’ operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our corporate structure and contractual arrangements with our VIE, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure” and “ – Risks Related to our Operations in China – Risks Related to our VIE Arrangements.”

We summarize below the contractual arrangements by and among Infront China, our VIE and its shareholders. In the opinion of Jingtian & Gongcheng Attorneys at Law, our PRC counsel:

•	the ownership structures of our VIE and Infront China do not and will not contravene any applicable PRC law or regulation currently in effect; and

•

the contractual arrangements among Infront China, our VIE and its shareholders, which are governed by the laws of the PRC, are valid and binding upon each party to such arrangements and are enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. We have been further advised by our PRC counsel that if the PRC government were to find that the contractual arrangements do not comply with applicable restrictions, including restrictions on foreign investment, or if the PRC government were to otherwise find that we, our VIE, or our or its respective subsidiaries are in violation of PRC law or regulations or lack the necessary permits or licenses to operate our business in China, we could be subject to severe penalties, including being prohibited from continuing operating the businesses currently operated by our VIE and its subsidiaries in China.

Pledge Contract

Pursuant to the pledge contract dated March 14, 2019 by and among Infront China, our VIE and its shareholders, the shareholders of our VIE pledged all of their equity interests in our VIE to Infront China, to secure our VIE’s and its shareholders’ performance of their respective obligations under, where applicable, the exclusive call option agreement, exclusive services agreement and powers of attorney (described below). Such pledge of equity interests in our VIE has been registered under PRC law. If our VIE or any of its shareholders breaches its contractual obligations under these agreements, Infront China will be entitled to certain rights, including but not limited to the rights to auction or privately sell the pledged equity interests. Without the prior written consent of Infront China, the shareholders of our VIE may not transfer the pledged equity interests, or place or permit the existence of any other encumbrance on the pledged equity interests.

Exclusive Call Option Contract

Pursuant to the exclusive call option contract dated March 14, 2019 by and among Infront China, our VIE and its shareholders, the shareholders of our VIE granted Infront China an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, all or part of the equity interests held by the shareholders of our VIE at a price equals to the lower of (i) the actual capital contributions paid in the portion of the registered capital by the relevant shareholder for the equity interests to be purchased and (ii) the lowest price permitted under PRC law. Without the prior written consent of Infront China, the shareholders of our VIE may not transfer their equity interests in our VIE, or create any other encumbrance on their equity interests in our VIE.

Exclusive Services Agreement

Pursuant to the exclusive services agreement dated March 14, 2019 by and between Infront China and our VIE, our VIE engaged Infront China as the exclusive provider of specified business support and technical and consulting services. Our VIE may not accept the same or similar services provided by any third party during the term of the agreement. Infront China is permitted to engage other persons to perform the services contemplated by the agreement. Our VIE agrees to pay to Infront China specified service fees equal to the sum of 100% of the net profit of our VIE (the amount can be adjusted by consent of Infront China) on an annual basis.

Powers of Attorney

Pursuant to the respective powers of attorney dated March 14, 2019 issued by each shareholder of our VIE, each shareholder of our VIE irrevocably authorized Infront China to act on such shareholder’s behalf as his/her exclusive agent and attorney with respect to all matters concerning such shareholder’s shareholding in our VIE.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our group’s principal office is in Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, where we lease and occupy office space with an aggregate floor area of approximately 353.6 square meters. We also lease and occupy office space located in Tower C, Oriental Media Centre, 4 Guanghua Road, Chaoyang District, Beijing with an aggregate floor area of approximately 1,034.5 square meters.

Infront’s headquarters are in Zug (Switzerland), where we lease and occupy an aggregate floor area of approximately 5,613 square meters.

In addition to our headquarters, we (excluding the WEH business) have over 53 offices in 16 countries worldwide. We lease substantially all of the properties we use to operate our business. We believe that our facilities and offices are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introductory Note

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of various factors, include those we describe under “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report on Form 20-F. See “Forward-Looking Statements.”

COVID-19. Due to the significant uncertainties associated with the COVID-19 Risks, the following discussion and analysis, to the extent it would otherwise address known trends, developments and uncertainties, does not reflect the potential impact of the COVID-19 Risks. As a result of extensive shutdowns of public activities, severe limitations on travel and mobility and other pervasive mitigation efforts, particularly social distancing orders, sports events have been canceled in our principal markets, and we expect these cancelations to have an adverse effect on our results operations and cash flows. The longer it takes for the infection to be contained on a global basis and the longer mitigation restrictions remain in place, the more significant the impact on our results of operations and cash flows. These factors will adversely affect participation in sports events as well as attendance at live sports events, and could have a fundamental impact on the sports ecosystem going forward in the short-, medium- and longer-term. Lengthy or renewed shut downs could have an adverse impact on sports clubs due to significant liquidity pressures. In addition, the current and evolving environment raises untested issues, such as contingency plans for games without live audiences and theories of contractual interpretations in relation to a pandemic. More fundamental shifts may see changes in distribution models (including to direct-to-consumer) or acceleration of trends to move distribution activities in-house.

In addition, the COVID-19 Risks have begun to have broader macro-economic implications, including the possibility of a global recession, which could adversely impact discretionary spending and, in turn, product sponsorship.

We currently are unable to predict the extent and duration of the effects of the COVID-19 Risks. For a discussion of our cost management measures as well as our ongoing discussions with rights owners in respect of our capital commitment and minimum revenue guarantee obligations, see “Item 3. Key Information – D. Risk Factors – Overriding Risks Related to the Outbreak and Spread of COVID-19.”

We had €163.2 million in cash and cash equivalents as of December 31, 2019, and €198.1 million as of March 31, 2020. Our cash and cash equivalents primarily consist of cash placed with banks and cash on hand, as well as short-term deposits or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. We expect the WEH sale to close in the second quarter of 2020. We intend to use the proceeds from the WEH sale to repay the principal amount of US$230 million (€211.5 million) and related interest and fees outstanding under our Senior Term Loan Facility as well as US$50 million (€46.0 million) remaining outstanding under the pre-IPO promissory note (see “– B. Liquidity and Capital Resources – Indebtedness”). As for the balance of the proceeds, in light of the many and significant uncertainties we and the broader sports ecosystem face due to the COVID-19 Risks, we continue to evaluate (in the context of developing business conditions) whether we should apply the proceeds to strengthen our balance sheet, use the proceeds for general corporate purposes or, subject to shareholder approval, return capital to our shareholders.

Our approach to managing liquidity is to ensure, as far as possible, that we are able to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. In March 2020, we completed our 364-day term loan refinancing to reduce our finance costs in the context of the challenging global environment created by COVID-19. See “–B. Liquidity and Capital Resources – Indebtedness.” The Infront credit facility has a leverage ratio covenant (see “– B. Liquidity and Capital Resources – Indebtedness”), from which we expect we will need relief due to the impact of COVID-19 on our revenue. Failure to do so could result in an acceleration of the debt outstanding under the Infront credit facility unless we and the lenders reach agreement to avoid a default and acceleration. We are in discussion with our lenders with respect to covenant relief. As we recorded net current liabilities as of December 31, 2019, the directors have given careful consideration to our future liquidity and performance and our available sources of finance in assessing whether we will have sufficient financial resources to continue as a going concern. Having considered that our cash flow management forecast and analysis for 2020 has presented as a positive result, the directors are confident that we are able to meet in full our financial obligations as they fall due for the next 12 months.

WEH Sale. Following the completion of the WEH sale, our Mass Participation segment will no longer include the WEH business, namely the operations described under “Item 4.B. Business Overview – Expected Disposal.” Our historical financial statements have not been restated to give effect to the WEH sale and, accordingly, the following discussion covers our entire consolidated business during the periods indicated, without giving effect (pro forma or otherwise) to the WEH sale. As of and for year ended December 31, 2019, the WEH business represented 25% of our revenue and 27% of our gross profit for the period, and 47% of our total assets and recorded a net loss of €259.5 million, mainly due to impairment losses.

A.	OPERATING RESULTS

Overview

We are a global sports events, media and marketing platform with significant intellectual property rights, long-term relationships and broad execution capabilities through which we create value for stakeholders in all parts of the sports ecosystem, from rights owners to brands and advertisers, and from fans to athletes. We own, or otherwise have contractual rights to, an extensive portfolio of global, regional and national sports properties from which we seek to generate revenue across the value chain, including events operation and support, media production and media distribution, sponsorship and marketing, digital solutions and ancillary services.

The nature of our engagement with the sports ecosystem depends on whether or not we are the rights owner of the relevant sports events. This split, in turn, is reflected in our three segments: Mass Participation, where we are generally the rights owner (in other words, we own the relevant intellectual property for the sports event), and Spectator Sports and DPSS, where we are generally not the rights owner but offer a range of capabilities and services for the benefit of rights owners, rights-out clients, such as brands and media companies, and other stakeholders. For a more detailed description of our segments, see “Item 4. Information on the Company – B. Business Overview – Our Segments.”

•

Spectator Sports. Our Spectator Sports segment is primarily focused on business where we do not own the intellectual property. We enter into contractual arrangements with a wide range of leading rights owners such as international and national sports federations, sports leagues, sports clubs and various other rights owners in the sports ecosystem (which we refer to as “rights-in” partners and “rights-in” arrangements) and, in turn, enter into, or facilitate, contractual arrangements (which we refer to as “rights-out” arrangements) with clients (which we refer to as “rights-out clients”) to engage the rest of the sports ecosystem. Through this activity, we monetize such rights through media distribution, sponsorship and marketing activities. We also provide services to our rights-in partners and rights-out clients drawing on our in-house DPSS capabilities, including event operation and support, media production, digital solutions and ancillary services. Our Spectator Sports segment includes an extensive portfolio of sports, including football, winter sports and summer sports.

•

Digital, Production, Sports Solutions (DPSS). We focus on maximizing the potential of our sports events, media and marketing platform by providing a comprehensive suite of specialized sports-related services, including innovative digital media solutions, media and program production, host broadcasting, marketing services, event operations services, brand development services and advertising solutions. Structurally, we have united digital, media production and sports events service-related initiatives and capabilities to drive innovation in traditional media production, deliver growth in new digital properties, create new content formats, new distribution models and partnerships, and revolutionize advertising solutions. We also seek to leverage existing social platforms to increase audiences and revenue streams. We derive our revenue in this area from providing these services to rights owners, rights-out clients and other stakeholders in the sports ecosystem.

•

Mass Participation. Our Mass Participation segment is built around our portfolio of globally recognized brands and other intellectual property across a range of mass participation sports, including triathlon, running, mountain biking, road cycling, obstacle course racing and trail running. We seek to own brand-driven, inspirational mass participation sports events across a range of sports. We generally organize, operate and monetize the events ourselves, and derive a significant portion of our revenue from event entry fees and other event-related fees, such as host city fees, and otherwise monetize our intellectual property through sponsorship, event and product licensing, merchandising and media distribution opportunities.

In both our Spectator Sports and DPSS segments, we apply our in-house DPSS capabilities. Revenue and costs with respect to these services are generally allocated to our Spectator Sports segment if provided in the same contract that includes a rights-in arrangement with a rights-in partner or as part of a rights-out arrangement with a rights-out client. If we enter into a separate service contract with a rights-in partner, rights-out client or other stakeholder, the related revenue and costs are allocated to our DPSS segment. As we provide DPSS services to our partners in our Spectator Sports segment in connection with rights-in or rights-out arrangements, we report cost of sales relating to the provision of such services. We often do not recognize additional revenue from the provision of these services.

The following table presents our segmental revenue and segmental gross profit (revenue minus cost of sales only) for the periods indicated.

	Revenue(1)			Gross profit
	For the year ended December 31,			For the year ended December 31,
	2019	2018	2017	2019	2018	2017
	(€ ‘000s)			(€ ‘000s)
Spectator Sports	567,279	523,826	547,072	184,758	208,162	198,054
DPSS	135,884	321,279	156,076	41,546	56,375	42,169
Mass Participation(2)	326,917	284,081	251,450	117,416	100,856	90,282

Total	1,030,080	1,129,186	954,598	343,720	365,393	330,505

(1)

For a discussion of reimbursement revenues and reimbursement expenses, and their impact on revenue and gross profit, see the discussion of our cost-plus contractual model in “– Our Revenue-Generation Models – Our Spectator Sports and DPSS Segments” and see “ – Other Factors Affecting our Results of Operations across Segments – Cyclicality.”

(2)	The following table sets forth a breakdown of our Mass Participation segment revenue and gross profit between the WEH business and the retained mass participation business.

	Revenue			Gross profit
	For the year ended December 31,			For the year ended December 31,
	2019	2018	2017	2019	2018	2017
	(€ ‘000s)			(€ ‘000s)
WEH business	260,709	243,817	228,754	91,436	85,457	81,151
Retained mass participation business	66,208	40,264	22,696	25,980	15,399	9,131

Total	326,917	284,081	251,450	117,416	100,856	90,282

Our Revenue-Generation Models

We generate revenue based on various models, depending as a threshold matter on whether or not we own the intellectual property to be monetized.

Our Spectator Sports and DPSS Segments

In our Spectator Sports and DPSS segments, we rely on contractual arrangements to obtain the rights we can then monetize, and otherwise to provide a comprehensive suite of sports-related services through our DPSS capabilities, either as part of a rights-in or rights-out arrangement (accounted for under our Spectator Sports segment) or as part of a separate service contract (accounted for under our DPSS segment).

We have built a contracts portfolio based on long-standing relationships. In our portfolio, we seek to maintain a well-diversified and balanced mix of rights-in arrangements and a comprehensive service offering, which we consider essential to reduce dependency on any single counterparty or revenue stream. No single rights-in or services contract in our current portfolio accounted for more than 10% of our revenue (excluding reimbursement revenues, see discussion below of the “cost-plus” model) in 2019, 2018 and 2017.

The following table sets forth the various contractual models from which we derive revenue in our Spectator Sports and DPSS segments, including examples of our relationships that apply to each model.

Contractual Model (Relevant Segment)	Description	Examples	No. of existing contracts as of December 31, 2019
Full rights buy-out (Spectator Sports)	We pay a guaranteed amount to the rights owner to acquire the rights. We subsequently monetize the acquired rights for our own account (without needing further approvals from the rights owner).	Arrangements with certain Italian football clubs and for Lega Serie A-related archive sales, the China Cup and UCI Tour of Guangxi as well as the CEV Volleyball and IBU Biathlon, IIHF, FIS-sanctioned World Cup events and FIS Ski World Championships in all disciplines.	214
Commission with minimum revenue guarantee (Spectator Sports)	We guarantee a certain amount of revenue to the rights owner and, in turn, are compensated in the form of a commission. Depending on the contract, the revenue in excess of the guaranteed minimum is split between us and the rights owner. For some contracts, we provide a signing fee to the rights owner.	Arrangements with FIFA for Asian media sales, with Lega Serie A for media sales, with the DFB for the DFB Cup, with FIBA for FIBA basketball competitions and with certain Italian and German football clubs.	17

Commission (Spectator Sports)	We receive a commission from the rights owner for each rights-out arrangement concluded. The commission is generally a percentage of the revenue earned by the rights owner under the arrangement. For some contracts, we provide a signing fee to the rights owner.	Arrangements for the World Curling Federation and the Turkish Basketball League as well as with certain German football clubs.	31
Sale of services—Cost-plus (DPSS)	We pass on revenue received and are reimbursed for the overall costs incurred plus a mark-up. This type of contract is typically used in our DPSS business for media production agreements.	Agreements relating to FIFA host broadcasting production and Lega Serie A host broadcasting production.	4
Sale of services—General Contractor (Spectator Sports / DPSS)	We agree on a fixed amount upfront to produce an event or (digital) application.	Agreements from time to time relating to digital media solutions as well as Chinese media production related services provided by Beijing Evertop Sports Culture Media Co. Ltd, or Yongda (acquired in 2018).	3
Service and Consulting (Spectator Sports / DPSS)	We derive revenue based on consulting and other services provided to external partners. We invoice based on the services provided to our partner.	LED services and advertising solutions provided to FIFA and UEFA. Consulting services provided in connection with UEFA EURO™ (planning and management of the International Broadcast Centre) and with the IIHF Ice Hockey World Championship. Consulting and services provided to Dalian Wanda Group in connection with their 2018 FIFA World Cup™ sponsorship activation.	73

Our holistic approach to engaging with partners means that the requirements of our counterparties generally dictate the particular contract model used in each case. The determination of which contractual model is applied, can have significant implications for our results of operations, including due to the different accounting treatment applicable to each model.

•

Full rights buy-out contracts. The most common contract model in our spectator sports portfolio is the full rights buy-out contract. We estimate that revenue from full rights buy-out contracts, in the aggregate, accounted for 38%, 36% and 42% of our consolidated revenue (in each case, excluding reimbursement revenues) in 2019, 2018 and 2017, respectively. The lower percentages in 2019 and 2018 were primarily due to primarily attributable to the CBA’s decision in 2017 to reduce the scope of the relationship between them and us. This model gives us the ability to monetize the acquired rights independently with generally full upside and downside participation. A full rights buy-out contract is recorded in our consolidated statement of profit or loss on a gross basis such that all revenue and costs (including the costs relating to the acquisition of rights as well as other costs directly attributable to the project) associated with the project are accounted for in our consolidated statement of profit or loss. Payments to rights owners are generally expensed when the event occurs, but any upfront payment to the rights owner is expensed over the life of the contract. We record future payment obligations to the rights owner as capital commitments. See “Item 5. Operating and Financial Review and Prospects – F. Tabular Presentation of Contractual Obligations.”

•

Commission-based contracts (with and without minimum revenue guarantees). For a commission-based contract, generally we only recognize the commissions we earn as revenue. Usually, only project-related costs are recognized as cost of sales, with no costs relating to the acquisition of rights. Any signing fees, if due to be paid by us, are recognized as a revenue reduction. While the gross profit impact of commission-based contracts is comparable to full rights buy-out contracts, the impact on our revenue, cost of sales and gross margins is very different, with profit margins for commission-based contracts being generally higher compared with full rights buy-out contracts.

Where we provide a minimum revenue guarantee, we record the contingent liabilities which arise as a result thereof similarly to capital commitments incurred as part of the full rights buy-out contractual model. See “Item 5. Operating and Financial Review and Prospects – F. Tabular Presentation of Contractual Obligations” for a discussion of such commitments. However, unlike the full rights buy-out model, payments of the minimum revenue guarantee to the rights owner are not, in general, expensed as cost of sales. Such costs are only reflected in our consolidated statement of profit or loss as revenue reduction in cases where the revenue achieved is below the minimum revenue guarantee and it is determined that such costs will not be reimbursed in future periods. Depending on the contract, the revenue in excess of the minimum revenue guarantee is split between us and the rights owner.

•

Cost-plus. The cost-plus contractual model is used for certain of our media production contracts. This model generates a significant part of our revenue in our DPSS segment, especially in the years of the FIFA World Cup™. The agreements have detailed arrangements with the rights owners as to cost budgets and the mark-up. Both revenue and costs are fully accounted for in our consolidated statement of profit or loss, including reimbursement revenues and reimbursement costs. Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact. Reimbursement revenues are either recognized as revenue when received from broadcasters and passed on to the rights owner, or through compensation by the rights owner of direct costs incurred depending on the contract terms. The negligible gross margin impact from reimbursement revenues and reimbursement costs (as opposed to a zero gross margin impact as may be otherwise expected) is due to temporary timing differences mainly resulting from foreign exchange effects on invoice settlements. Over the long term, these reimbursement revenues and reimbursement costs do not impact our net economics, either positively or negatively, to any significant extent.

While such amounts may have a negligible direct gross profit impact, to incentivize us to control costs, our rights-out clients generally consider the level of reimbursement revenues and reimbursement costs when assessing our performance and determining our compensation on the overall project, and can therefore indirectly lead to higher or lower commissions and gross margins.

Given the cyclical nature of the events for which we provide media production services on a cost-plus basis and the significance of such events, the reimbursement revenues and reimbursement costs reflected on our consolidated statement of profit or loss can have a significant impact on the comparability of our results of operations, in terms of revenue and cost of sales, but not (generally) gross profit, between periods. See “—Other Factors Affecting our Results of Operations across Segments—Cyclicality.”

•

General contractor. For the general contractor model, both revenue and costs related to an event are accounted for in our consolidated statement of profit or loss. There are usually no acquisition costs nor signing fees under this model. For these contracts, we would generally bear the financial risk of cost overruns which could result in an unprofitable project. On the other hand, cost savings and increased efficiencies have a positive impact on gross profit.

•

Service and Consulting. Invoiced revenue and costs associated with service and consulting contracts are accounted for in our consolidated statement of profit or loss. Typically, these contracts lead to minimal direct costs (cost of sales). However, overhead costs are incurred and such costs are not allocated to specific projects or segments and, as such, recorded below gross profit in our consolidated statement of profit or loss. We expect the share of this contractual model to increase in the future given the increasing complexity of the sports ecosystem. Various in-house initiatives (such as sponsorship activation, Brands 360, and increased focus on digitalization) should allow us to capitalize on this trend. For a description of our Brands 360 division, see “Item 4. Information on the Company – B. Business Overview – Our Segments – Spectator Sports – Operations and Key Capabilities.”

Our spectator sports and DPSS businesses are generally based on multi-year rights-in and services contracts and, accordingly, our results of operations from these businesses are impacted by the duration of the contracts in our portfolio, our ability to renegotiate terms prior to expiration, our ability to extend or renew contracts, and our ability to replace contracts that we are unable to, or chose not to, renew.

The remaining duration as of December 31, 2019 of our rights-in contracts ranged from one month to 21 years. As of December 31, 2019, the remaining duration of our services contracts ranged from three months to 6.5 years. For a comprehensive overview of our contract portfolio and duration of such rights, see “Item 4. Information on the Company – B. Business Overview – Our Segments.” The following sets out the historical revenue from contractual arrangements from our spectator sports and DPSS businesses that are set to expire through 2022:

•	rights-in and services contracts set to expire in 2020, accounted for, in aggregate, €44.6 million, €18.2 million and €15.3 million of our revenue in 2019, 2018 and 2017, respectively;

•

rights-in and services contracts set to expire in 2021, including our contract with Lega Serie A for media sales relating to Lega Serie A games, accounted for, in aggregate, €145.1 million, €159.5 million and €165.6 million of our revenue in 2019, 2018 and 2017, respectively; and

•

rights-in and services contracts set to expire in 2022, including our contracts with FIFA for Asian media sales and for host broadcasting as well as with the DFB for media rights relating to the DFB Cup, accounted for, in aggregate, €89.4 million, €79.2 million and €68.7 million of our revenue in 2019, 2018 and 2017, respectively (in each case net of reimbursement revenues).

During the life of a contract, we engage with our counterparties to identify their needs and requirements going forward and how we can add value in addressing them. Through this process, we have historically had success in retaining and expanding existing relationships. As we enter into new contracts, the contractual model and the scope of our contractual relationship can change (the scope may either expand or contract), which can have significant implications on our levels of revenue and profitability achieved from a particular relationship. In the case of a full rights buy-out arrangement, we may, in return for wider rights, increase future payment obligations and, therefore, increase capital commitments going forward. In the case of commission with minimum revenue guarantee arrangement, we may change the risk-return profile if the minimum revenue guarantee is lowered or removed against a lower commission rate. Furthermore, profit share elements might be introduced or changed.

We might also shift contractual models in a particular relationship, for example a full rights buy-out model may switch to a commission-based model or vice versa. While, depending on the contractual parameters, the impact in terms of gross profit might not be affected by such changes, they can have a significant impact on the comparability of our results of operations from period to period. For example, if we shift from a full rights buy-out model to a commission-based model, revenue would be lower because, instead of the entire project revenue being recognized, only the commission earned would be accounted for. At the same time, the associated cost of sales will be lower as compared to a full rights buy-out model as no acquisition costs associated with the contract are incurred. Assuming the same gross profit, the absolute profit margin under the contract would be expected to increase significantly.

Reflecting the strength of the relationships that we have established with rights-in partners, rights-out clients and other stakeholders and the scope of capabilities we are able to offer in the evolving sports ecosystem, we currently anticipate that we will continue to derive significant business from many of the counterparties of contracts set to expire beyond the current term of the relevant contract, including with FIFA and Lega Serie A. We expect to continue to work with FIFA on various projects (including host broadcast production as well as media and sponsorship sales) and to leverage our long-term relationship with Lega Serie A beyond the terms of our existing contracts. We continue to engage with these and other counterparties to identify the nature and scope of our future business in anticipation of the expiry of current contracts.

Our Mass Participation Segment

In our mass participation sports business, we derive a significant portion of our revenue directly from participating athletes themselves, principally in the form of entry fees, which accounted for 45%, 44% and 43% of our Mass Participation segmental revenue in 2019, 2018 and 2017, respectively.

•

Entry fees. Payments by athletes to participate in our events are recorded as entry fees. Entry fees vary significantly between types and locations of our owned events, see also “Item 4. Information on the Company – B. Business Overview – Our Segments – Mass Participation – Our Sports Events” and “Item 4. Information on the Company – B. Business Overview – Expected Disposal – WEH’s Mass Participation Business.”

The table below presents a breakdown of our entry fees as between the WEH business and the retained mass participation business for the periods indicated. The increase between 2019 and 2018 for the WEH business was attributable to growth in the number of gross-paid athletes, resulting from, among others, the addition of new mass participation sports events, such as Sun-Herald City2Surf, and the continued strong demand for participation in IRONMAN and IRONMAN 70.3 events. The increase between 2019 and 2018 for the retained mass participation business was attributable to an increase in gross-paid athletes resulting from the addition of newly acquired mass participation sports events (such as Threshold events, Megamarsch and Vienna Business Run), as well as the organic growth of existing mass participation sports events.

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	123.3	109.2	102.7
Retained mass participation business	23.2	14.9	5.8

Total	146.5	124.1	108.5

•

Sponsorship. We also derive sponsorship revenue in connection with our events and brands. Some of our events in our portfolio, such as our B2Run running series, derive a greater proportion of their revenue from such sources compared with entry fees.

The table below presents a breakdown of our sponsorship revenue between the WEH business and the retained mass participation business for the periods indicated. The increase between 2019 and 2018 for the WEH business resulted primarily from higher gross-paid athlete counts registering through WEH’s partner, Active.com, driving revenue sharing commissions, which WEH recognizes as sponsorship revenue. The increase between 2019 and 2018 for the retained mass participation business was mainly attributable to a growing number of marathon events held in China in 2019, such as the Shenyang International Marathon, the Nanning Marathon and the Zhuhai Hengqin Marathon, and driven by newly acquired mass participation sports events (such as Threshold events, Megamarsch and the Vienna Business Run).

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	58.7	54.8	50.4
Retained mass participation business	27.2	14.4	9.1

Total	85.9	69.2	59.5

•	Host city fees. Cities and municipalities often provide fees to attract events. Such fees and other contributions are recorded as host city fees.

The table below presents a breakdown of our host city fees as between the WEH business and the retained mass participation business for the periods indicated. The decrease between 2019 and 2018 for the WEH business resulted primarily from WEH not operating the ITU World Championship in 2019, as well as reduced host city revenue for the 2019 IRONMAN 70.3 Championship (which took place in Nice, France) as compared to the 2018 edition (which took place in South Africa). The increase between 2019 and 2018 for the retained mass participation business was attributable to attributable to a growing number of marathon events held in China in 2019, such as the Shenyang International Marathon, the Nanning Marathon and the Zhuhai Hengqin Marathon.

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	17.3	19.8	17.9
Retained mass participation business	7.1	5.7	4.5

Total	24.4	25.5	22.4

In addition to such fees, governmental entities also contribute to events through, for example, discounts on security and road closure costs.

•	Sales of apparel and other merchandise. We sell apparel and other merchandise on-site at events as well as through e-commerce platforms.

The table below presents a breakdown of our sales revenue as between the WEH business and the retained mass participation business for the periods indicated. The increase between 2019 and 2018 for the WEH business was attributable to increased revenue commensurate with the growth in gross-paid athletes, resulting from, among others, the addition of new mass participation sports events, such as Sun-Herald City2Surf, and the continued strong demand for participation in IRONMAN and IRONMAN 70.3 events.

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	24.6	21.6	18.9
Retained mass participation business	0.2	0.2	0.1

Total	24.8	21.8	19.0

•

Licensing fees for events. Revenue from licensing fees represents fees obtained through the licensing of events run by third parties. The table below presents a breakdown of our licensing fees as between the WEH business and the retained mass participation business for the periods indicated. The decrease between 2019 and 2018 for the WEH business was attributable to the acquisition of previously licensed events in the Philippines and the discontinuance of certain IRONMAN events in 2019 (for example, the Haugesund IRONMAN). The increase between 2019 and 2018 for the retained mass participation business was attributable to revenue generated by WSC in connection with IRONKIDS events.

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	7.8	10.6	7.9
Retained mass participation business	0.1	—	—

Total	7.9	10.6	7.9

•

Other revenue. The table below presents a breakdown of other revenue (such as product licensing revenue and media revenue) as between the WEH business and the retained mass participation business for the periods indicated. The increase between 2019 and 2018 for the WEH business was attributable primarily to increased Facebook Watch and related digital advertising revenue, increased sales of IRONMAN ProClub professional athlete memberships and increased revenue from The IRONMAN Foundation (comprising of entry donations paid by participating athletes and private and corporate contributions). The increase between 2019 and 2018 for the retained mass participation business was attributable to an increase in gross-paid athletes resulting from the addition of newly acquired mass participation sports events (such as Threshold events, Megamarsch and Vienna Business Run), as well as the organic growth of existing mass participation sports events.

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
WEH business	29.0	26.8	29.3
Retained mass participation business	8.4	6.2	4.9

Total	37.4	33.0	34.2

General Factors Affecting Our Results of Operations

Our results of operations have been, and will continue to be, affected by a number of general factors, many of which are beyond our control. Please also see “Item 3.Key Information – D. Risk Factors” and in particular the discussion of the COVID-19 Risks. General factors affecting our business and industry include the following:

•	consumer behavior and its impact on interest in sports;

•	development of technology and the application of such technology to the sports ecosystem;

•	the extent to which rights owners require, or otherwise are inclined to seek, external support to monetize their rights;

•	competition from other market participants for the products and services we provide and from other forms of entertainment in competition with the sports events on which we focus;

•	levels of sponsorship that we are able to attract;

•	legislation and other factors impacting advertising;

•	developments affecting live sports events, such as natural catastrophes, weather, terrorism and the level of host city and other governmental support for such events; and

•	growth in demand for sports content and athlete participation in various markets, including in China.

Specific Factors Affecting our Spectator Sports Results of Operations

As a full-service sports events, media and marketing platform, we believe we have the capabilities to provide solutions to our partners across the value chain of the sports ecosystem and maximize the revenue and profitability opportunities separate from and in addition to the compensation we receive through the traditional rights-in, rights-out arrangements, for example through our DPSS capabilities. See “Item 4. Information on the Company – B. Business Overview – Our Role in the Sports Ecosystem and Our Value Proposition” and “– Specific Factors Affecting our Spectator Sports Results of Operations – Provision of value-added services to rights owners and rights-out clients.”

Our Spectator Sports segment includes an extensive portfolio of sports, including football, winter sports and summer sports. The financial performance of our Spectator Sports segment is primarily affected by the mix of the rights-in arrangements in our portfolio and our ability to monetize such rights through rights-out arrangements as well as the scope of services that we provide rights owners and rights-out clients in connection with such arrangements. Our results of operations from our Spectator Sports segment are also affected by the cyclicality of major sports events. See “—Other Factors Affecting our Results of Operations across Segments—Cyclicality.”

Extent and mix of rights-in arrangements

We place high emphasis on our relationship with our rights-in partners and strive to build long-term relationships. Notwithstanding our success in achieving such relationships, our portfolio of rights-in contracts and the scope of rights provided for in those contracts change over time. As we enter into new contracts, the contractual model and the scope of our contractual relationship can change (the scope may either expand or contract), which can have significant implications on our levels of revenue and profitability achieved from a particular relationship, in positive or negative ways.

In general, our portfolio of partners in our Spectator Sports segment has been relatively stable in recent years. As of December 31, 2019, we had in total 158 rights-in partners compared, with 160 and 153 rights-in partners as of December 31, 2018 and 2017, respectively. We had over 250 contracts across football, winter sports and summer sports as of each of December 2019, 2018 and 2017.

The following table sets forth a breakdown of the percentage of Spectator Sports segmental revenue represented by football, winter and summer sports.

	Percentage of Spectator Sports Segmental Revenue
	For the year ended December 31,
	2019	2018	2017
	(%)
Football	31	48	47
Winter Sports	41	30	30
Summer Sports	28	22	23

Total	100	100	100

Given the relatively higher ratio of commission-based contracts within our football portfolio, and the fact that only commission revenue for such contracts is accounted for in our consolidated statement of profit or loss, our football portfolio generally has higher gross margins compared with the rest of our Spectator Sports segment.

We have in recent years developed our portfolio by retaining and extending existing rights-in contracts, such as with the DFB, and by enhancing it through newly acquired rights, including in respect of basketball, badminton, rugby and professional cycling, which has had a positive development on our results of operations. Leveraging our relationships and expertise, we have also partnered and launched new events in our Spectator Sports segment across football (China Cup), winter sports (Champions Hockey League) and summer sports (Union Cycliste Internationale, or UCI, Tour of Guangxi). This offers revenue and profitability opportunities separate from, and in addition to, that which we receive through traditional rights-in, rights-out arrangements (for example, ticketing).

Our results of operations have been impacted by the decision of certain rights owners with the financial resources, organizational capabilities and/or strategic focus to develop in-house capabilities to monetize their rights themselves, reduce their level of engagement with us and monetize their rights in-house. For example, our contract with FIFA to manage the distribution of the extensive FIFA films archive was not renewed in 2018 as FIFA decided to bring this business in-house. In addition, in 2017, the CBA reduced the scope of the relationship between them and us in relation to the CBA League and the CBA All-Star Game. As a result, we are no longer the exclusive partner to the CBA for the sale of sponsorship and media rights for these events. This reduction adversely impacted our revenue in 2018 and 2017 compared with 2016. Notwithstanding this change in the scope of the relationship between the CBA and us, we have continued to engage with the CBA, for example as their partner for its 3x3 Road to Olympics tournament. In addition, football clubs Fiorentina and Fortuna Düsseldorf have indicated their plans to reduce their level of engagement with us following the expiration of the 2019/2020 season.

For our part, we continue to assess the profitability of our contract portfolio and may seek to end relationships, which we identify as no longer economically advantageous. For example, in 2016, we chose not to extend a loss-making contract relating to an Italian football club, as the relationship with the club had proven less strategic to us than originally expected. While this adversely impacted our revenue following the end of the relationship, it had a positive implication for our profitability.

Extent and mix of rights-out arrangements

A key element of our spectator sports business is identifying and exploiting opportunities to generate revenue from the rights we handle on a rights-in basis. See “Item 4. Information on the Company – B. Business Overview – Our Segments – Spectator Sports – Generating Revenue from Rights (Rights-Out).” As of December 31, 2019, we worked with more than 750 brands and more than 120 media broadcasters. We have built long-standing relationships with many rights-out clients worldwide and benefit from being able to offer such clients a wide array of services as well as a significant portfolio of rights, offering us a significant opportunity to cross-sell.

Provision of value-added services to rights owners and rights-out clients

Our spectator sports business has been evolving away from a purely traditional rights-in, rights-out business as rights owners and rights-out clients seek our services, using our DPSS capabilities, in a variety of areas. As a result, our engagements with rights-in partners or rights-out clients, in general, have, in many cases, become broader and more complex than was historically the case.

In addition, we regularly review, develop and implement new partnership and monetization approaches which may include, for example, a direct-to-consumer, or D2C, business model (this may be through OTT or other digital distribution platforms), and distribution and/or representation partnerships with technology providers (conducted mainly through our Infront Lab).

Through iX.co (rebranded from Infront Digital in May 2019) and our Brands 360 division, our business mix increasingly reflects our ability to deliver brand value through a suite of brand-focused services and creative client-driven solutions. We seek to go beyond connecting rights owners and brands, and seek to enable brands to create meaningful and enduring relationships with consumers, both online and offline. Our enhanced approach follows a consultative philosophy – ensuring brand objectives dictate strategy and tactics – and access to industry-leading digital solutions and capabilities. As such, we service our existing and future partners with digital services ranging from strategy to activation to technology service. In addition, through iX.co we can diversify our revenue streams, for example by adding revenue from digital services, software and platform licensing, ad-supported video-on-demand / media buying, and ad tech and data science consulting. For a description of iX.co and Brands 360, see also “Item 4. Information on the Company – B. Business Overview – Our Segments – Spectator Sports – Operations and Key Capabilities.”

As we do not anticipate that many of our rights-in partners will have the inclination or financial resources to develop themselves many of the specialized services required in the evolving sports ecosystem, we consider our ability to provide such services as a potential key driver of retaining relationships with our partners and expand such relationships. For example, we have in recent years expanded our engagements with the FIS, FIBA, EHF and BWF by offering a wide range of sports-related services, such as digital solutions services, media production and broadcaster services. In introducing new services, however, we may lose the ability to provide more traditional services or may find that traditional services we are offering are obsolete or otherwise unattractive.

Acquisitions

The results of operations for our Spectator Sports segment have also been impacted by acquisitions. For example, in February 2019, we acquired Youthstream, the owner of the exclusive media, sponsorship and global promotional rights to the FIM MXGP Motocross World Championship until the 2036 season. This acquisition accounted for €19.5 million of our revenue in 2019.

Specific Factors Affecting our DPSS Results of Operations

Extent and mix of service contract portfolio

As of December 31, 2019, we had in total 84 service contracts in our DPSS segment, which are separate contracts entered into with partners for the provision of services (distinguishing them from our traditional Spectator Sports arrangements), including competence for host broadcast production, digital media as well as sports solutions. See “—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments” for an explanation of how we allocate revenue and costs between our Spectator Sports and DPSS segments.

Media production is the largest contributor to our DPSS segmental revenue and profit. Our media production is mainly focused on the provision of television and radio feeds used by broadcasters. Since 1999, we have been involved in various specialized production-related areas supporting FIFA, including FIFA World Cup™ events and other FIFA events. In recent years, we were responsible for the host broadcast production of the FIFA event cycle, including the 2017 FIFA Confederations Cup Russia™, leading up to, and including, the 2018 FIFA World Cup Russia™. See “—Other Factors Affecting our Results of Operations across Segments—Cyclicality” for a discussion of the impact of this business on the comparability of our results between periods. FIFA also mandated us to provide such services for FIFA’s current event cycle, including the 2019 Women’s FIFA World Cup France™ and the 2022 FIFA World Cup Qatar™.

Our revenue from media production in the past three years also relates to the end-to-end media production services we have provided for most of Lega Serie A games as well as for the Italian Cup (Coppa Italia) and Italian Supercup (Supercoppa Italiana) under arrangements that are generally set to expire at the end of the 2020/21 season (June 2021). At the end of the 2017/18 season, a component of our relationship with Lega Serie A (relating to selling access to TV signals) expired, which had generated reimbursement revenues.

In recent years, we have also achieved revenue growth in our digital media business. We have done so primarily by expanding the geographical focus (from the U.S. centric business of Omnigon at the time of its acquisition in 2016 (see “—Acquisitions”)), particularly into Europe, and offering digital solutions to existing partners to whom we previously did not offer such digital solutions as well as to new partners (namely outside the scope of a rights-in or rights-out arrangement). We have sought to focus in recent years on larger, more complex digital media opportunities, which has had a positive impact on revenue and profitability.

Acquisitions

We have sought to strengthen our digital media capabilities through acquisitions and investments. In January 2016, we acquired a majority stake in Omnigon, a leader in the development of digital platforms and social products as well as in the provision of related professional services. We increased our stake in Omnigon from 51% to 72% in February 2018 and acquired the remaining 28% in April 2019. In 2018, we also acquired a majority stake in Yongda, which focuses on media production related services in China, in particular the production of professional cycling races, such as the UCI Tour of Guangxi and the Tour of Qinghai.

Specific Factors Affecting our Mass Participation Results of Operations

Number of gross-paid athletes and revenue achieved per gross-paid athlete

As we derive a significant portion of our revenue directly from gross-paid athletes, the number of gross-paid athletes and the events in which they are participating is a significant factor affecting our mass participation results of operations. The table below presents a breakdown of the number of gross-paid athletes as between the WEH business and the retained mass participation business (excluding gross-paid athletes participating in licensed events) for the periods indicated. The increase between 2019 and 2018 for the retained mass participation business was attributable to an increase in gross-paid athletes resulting from the addition of newly acquired mass participation sports events (such as Threshold events, Megamarsch and Vienna Business Run), as well as the organic growth of existing mass participation sports events.

	For the year ended December 31,
	2019	2018	2017
	(in millions)
WEH business	0.8	0.8	0.7
Retained mass participation business	0.7	0.5	0.3

Total	1.5	1.3	1.0

The number of gross-paid athletes for a particular event is mainly driven by factors such as:

•	the quality of event execution and/or athlete experience;

•	the strength and prestige of the event brand;

•	the type of mass participation sports event (for example, a 5km running event versus an IRONMAN or IRONMAN 70.3 event);

•	scheduling of alternative events in a given time window;

•	the level and effectiveness of event marketing and promotion;

•	the ease of registration for athletes; and

•	the level of entry fees.

The popularity of mass participation sports events, which influences the number of gross-paid athletes in events, has in recent years generally benefitted from a trend for consumers in developed countries, and increasingly in developing countries, to be health and fitness conscious. We believe this trend is supported by employers, health insurance providers and governments encouraging physical activity in an effort to defray increasing costs caused by obesity and other related health issues.

The average revenue per gross-paid athlete for IRONMAN and IRONMAN 70.3 events, which together contributed 29% of our Mass Participation segmental revenue in 2019 (29% and 32% in 2018 and 2017, respectively), is significantly higher than most of our other mass participation sports events (albeit that certain events, such as the Cape Epic mountain biking event, also enjoy significant average revenue per gross-paid athlete). This is largely a reflection of higher entry fees we receive for these events, which we believe is a result of the high level of athlete engagement, the quality of event delivery, the strength of our brands and the attractive demographics of participating athletes in these events. Accordingly, these attributes increase the willingness of participants to pay a premium to take part in a coveted event.

While acquisitions have had the effect of significantly increasing our revenue from this segment (see below “—Acquisitions”), the resulting changes to the mix of our event portfolio have led to an increase in the average revenue per gross-paid athlete achieved between the periods to €131 in 2019 compared with €110 and €129 in 2018 and 2017, respectively.

Acquisitions

Consistent with our ongoing strategy of focusing on potential acquisition activities that offer us premium-branded events, we have engaged in a series of acquisitions of existing businesses, which together, have expanded the scope of our events business, including into new mass participation sports and new geographic regions, which together have significantly impacted the results of operations for our mass participation sports business in recent years and the comparability of such results between years. We believe we can leverage our existing industry and operational expertise to identify such acquisition opportunities and enhance profitability of the acquired business.

Over the past four years, we have acquired, among others:

•

2016: Lagardère Unlimited Events AG in January, which added various triathlon, running, cycling and mountain biking events to WEH’s business. This acquired business accounted for €9.7 million, €9.7 million, €11.3 million and €13.9 million of our revenue (including WEH’s business) in 2019, 2018, 2017 and 2016, respectively.

•

2017: CGI in June, which added the Rock ‘n’ Roll Marathon Series to WEH’s business, and Cape Epic (Pty) Ltd. in February, which added the Cape Epic mountain biking event to WEH’s business. These acquired businesses accounted for €45.3 million, €54.6 million and €47.2 million of our revenue (including WEH’s business) in 2019, 2018 and 2017, respectively.

•

2018: XLETIX in May, which added the XLETIX Challenge and Muddy Angel Run obstacle course racing events to our portfolio. This acquired business accounted for €12.0 million and €8.8 million of our revenue (including WEH’s business) in 2019 and 2018, respectively.

•

2019: Sun-Herald City2Surf in May, which added, among others, the Sydney Morning Herald Half Marathon, the Melbourne Corporate Triathlon and Carman’s Women’s Fun Run to WEH’s business. This acquired business accounted for €5.7 million of our revenue (including WEH’s business) in 2019. We also acquired Threshold in April 2019, which added road cycling and trail running sports events to our portfolio. This acquired business accounted for €8.1 million of our revenue in 2019.

Given our global scale and existing operating structure, we are frequently able to identify synergies to remove a significant amount of the existing cost base of an acquired business, which allows us to improve the profitability of the acquired business in a relatively short time. In addition, we seek to identify synergies between the acquired business and our existing portfolio to grow revenue from sponsorship and other sources, leveraging our existing client base and relationships throughout the sports ecosystem.

Organic changes in event mix

The results of operations for our Mass Participation segment also have been impacted by the organic growth of our events portfolio realized through the development of new events, as well as through small “bolt-on” or “tuck-in” type acquisitions that are focused on one or several events in a city or nearby cities and are generally completed using cash from operations. These acquisitions tend to be opportunistic, as we identify events that could be readily converted into one of our branded events. While we can, and often do, develop new events ourselves, these types of acquisitions provide us the benefit of speed and simplicity as the events already have the permits and local relationships that are critical to our business. We view these types of acquisitions as organic growth (as opposed to acquisitions of existing businesses, see above “ —Acquisitions”) and, while we may retain personnel relating to the events we acquire, we generally integrate the operation of the events into our existing event portfolio.

We actively assess our event portfolio on an ongoing basis and from time to time strategically decide to shut down or move events generating lower profit margins and instead selectively focus on events that we believe offer our athletes a better experience and thereby generate the potential for higher levels of profitability.

Our ability to monetize our sport intellectual properties

We seek to create further value from our mass participation sports events through sponsorship, licensing and merchandising. The key value drivers of sponsorship revenue include the number and quality of the participating athletes as well as fit to attractive brands and sponsorship categories; access to the sponsorship network and corresponding sales capabilities; ability to create sponsorship value and extract value from sports brands.

Merchandising revenue drivers include the number of participating athletes competing in our events, the quality and breadth of assortment, the individual price point of key items and the strength of the sports brands. During the past three years, our merchandise revenue has benefitted from an expansion of the merchandise we offer to athletes and our efforts to emphasize merchandise opportunities at events.

Other Factors Affecting our Results of Operations across Segments

Cyclicality

Cyclicality driven by the timing cycle of sports events has a significant impact on the comparability of our results from one year to the next, particularly in our Spectator Sports and DPSS segments.

•

Some major sports events for which we hold rights or provide services only take place on a biennial basis. This includes the FIS Ski World Championships and the CEV European Championships in volleyball, which each occur only in odd years (most recently, 2019), and the EHF EURO Championships in handball, which occur in even years (most recently, 2018 and 2016).

•	Other major sports events occur on a quadrennial basis (such as the FIFA World Cup™ and UEFA EURO™ football events).

While some revenue from such events in accordance with our revenue recognition policy may be recorded in years leading up to the event, the revenue from such events tends to be most significant in the year of the event, resulting in significant fluctuations in our results of operations between years. For example, FIFA-related revenue increased in 2017 and 2018 in line with the FIFA event cycle, including the 2017 FIFA Confederations Cup Russia™, leading up to, and including, the 2018 FIFA World Cup Russia™, then decreased in 2019.

The comparability of our results of operations from our DPSS segment is particularly impacted by cyclicality due to our media production contracts for key events held every four years, such as the FIFA World Cup™ and the FIFA Women’s World Cup™. Our agreements as host broadcaster for such events are mainly on a cost-plus basis where we pass on revenue received and are reimbursed fully for our expensed production costs and paid a profit margin on top. See “—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments” for a discussion of this contract model and the recognition of related revenue and costs (reimbursement revenues and reimbursement costs) in our consolidated statement of profit or loss. In 2019, our reimbursement revenues were €33.5 million, as compared to €219.2 and €62.8 million in 2018 and 2017, respectively, with this variance mainly due to media production activity in connection with the FIFA event cycle, including the 2017 FIFA Confederations Cup Russia™ and the 2018 FIFA World Cup Russia™.

Seasonality

Most of the event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In our Mass Participation segment, revenue and direct expenses tend to be higher in the second and third quarters of our fiscal year given our event calendar. In our Spectator Sports segment, revenue and expenses tend to be lower in the third quarter as winter sports events have not yet commenced and there is less activity in European football compared with other quarters. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. Other than in years of a FIFA World Cup™, our results of operations in our DPSS segment tend to have less seasonal fluctuations compared to our other segments as a result of limited seasonality in the event-related DPSS business, such as the Lega Serie A host broadcast production, which spans a large portion of the year, as well as lack of seasonality in other portions of the business, such as digital media advisory.

Generally, our overhead expenses, such as personnel as well as office and administration expenses, do not show the same volatility throughout the year compared with fluctuations in revenue and gross profit, as they are not primarily impacted by peaks in operational activities in the same way as direct project income and expenditure. Our depreciation and amortization expenses as well as our financial expenses are generally also stable throughout the year.

Impairment of goodwill

We recorded a charge for impairment of goodwill in 2019 for €254.3 million. The annual goodwill impairment analysis performed as of December 31, 2019 indicated that the value in use of two (WEH North America CGU and WEH Oceania CGU) out of nine of our cash-generating units, or CGUs, was lower than their respective carrying values. See Note 23 to our consolidated financial statements.

Taxation

Our effective corporate income tax rate is driven and determined by the extent of our business in a particular period subject to the corporate income tax rate of a given jurisdiction and the corporate income tax rates in such jurisdictions.

We operate across various jurisdictions and our effective corporate income tax rate reflects our strong presence in some relatively high tax jurisdictions, such as Italy, Germany and China. Such high corporate income tax rates can only be partially offset by business generated in tax jurisdictions with moderate tax rates, such as Switzerland and Singapore. Our effective corporate tax rates for 2019 and 2018 benefitted from the reduction of the U.S. federal corporate income tax rate in the United States to 21% from 35% for the 2018 U.S. tax year as a result of the enactment of the U.S. Tax Cuts and Jobs Act in December 2017. This tax reform reduced our effective tax rate also in 2017 as it resulted in a release of deferred tax liabilities and a decrease in deferred tax expenses.

Foreign exchange fluctuations

We conduct our business primarily in several major currencies, most notably the euro, the U.S. dollar, the Swiss franc and, more recently, the Chinese yuan, while our reporting currency is the euro. Movements in foreign exchange rates between euros and such other currencies may materially impact our results of operations either due to transactional (receipt of revenue or incurrence of expenses, including in connection with our borrowings, in a currency other than euros) or translational (translation of foreign currency values into euros for the presentation of our consolidated financial results) effects.

For further information as to our foreign currency exposures, including a risk and sensitivity analysis in respect of the past three years, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign currency risk” and Note 27 to our audited consolidated financial statements.

Our Results of Operations

The following table presents consolidated profit or loss data for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s, unless indicated otherwise)	(€ ‘000s, unless indicated otherwise)
Revenue(1)	1,156,484	1,030,080	1,129,186	954,598
Of which, reimbursement revenues(2)(3)	37,645	33,530	219,231	62,820
Cost of sales(4)	(770,585)	(686,360)	(763,793)	(624,093)
Of which, reimbursement costs(2)(3)	(37,386)	(33,300)	(216,419)	(63,666)

Gross profit	385,899	343,720	365,393	330,505

Personnel expenses(5)	(183,656)	(163,582)	(144,433)	(135,105)
Selling, office and administrative expenses(6)	(77,105)	(68,677)	(52,043)	(54,710)
Depreciation and amortization	(40,749)	(36,295)	(32,846)	(22,129)
Impairment of goodwill	(285,535)	(254,326)	—	—
Other operating income/(expense), net(7)	2,730	2,432	(26,801)	2,882
Finance costs(8)	(89,819)	(80,002)	(53,711)	(53,300)
Finance income(9)	2,599	2,315	11,842	27,871
Share of profit of associates and joint ventures(10)	1,979	1,763	5,566	509

(Loss)/profit before income tax	(283,657)	(252,652)	72,967	96,523

Income tax	(23,784)	(21,184)	(18,955)	(17,731)

(Loss)/profit for the period	(307,441)	(273,836)	54,012	78,792

Gross margin(11) (%)	33.4	33.4	32.4	34.6

(1)	For a description of our revenue and our revenue recognition policy, see Note 2.3(e) to our audited consolidated financial statements.
(2)

Total reimbursement revenues and reimbursement costs generally match one another, resulting in a negligible gross margin impact. See discussion of our cost-plus contractual model in “—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments” and “—Other Factors Affecting our Results of Operations across Segments—Cyclicality.”

(3)	The reimbursement revenues and reimbursement costs for the year ended December 31, 2019 relate to media production activities for FIFA-related events.
(4)	For a description of our cost of sales (by segment), see Note 4 to our audited consolidated financial statements.
(5)

Includes overhead personnel expenses including wages, salaries and payroll benefits as well as social security expenses, pension expenses, stock-based compensation expenses and other personnel expenses (such as board member fees, training and education), other than such expenses included in cost of sales.

(6)	Includes professional service expenses, marketing expenses, travel expenses and other expenses (such as consulting, vehicle and communication-related expenses).
(7)

Includes income from government grants, as well as re-measurement of contingent consideration (net), gain on financial instruments and other operating income and net of expenses relating to losses on the disposal of subsidiaries, various taxes other than income tax, legal claim expenses, bad debt expenses and other expenses.

(8)

Consist primarily of interest expense on bank loans, overdrafts and other loans, as well as interest expense on lease liabilities, bank charges, losses on derivative financial instruments at fair value through profit or loss, foreign exchange losses and other finance costs.

(9)	Consists of interest income, gains on derivative financial instruments at fair value through profit or loss, dividend income, foreign exchange gains and other finance income.
(10)

Relates to income generated from companies in which we have significant influence but which are not controlled by us. Changes between the periods are due to the timing of the events to which these enterprises relate. The decrease in 2019 as compared to 2018 resulted from less production-related activities in connection with the Rugby World Cup Japan in 2019 as compared to the Jakarta Asian Games in 2018.

(11)	Represents gross profit as a percentage of total revenue for the relevant period.

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenue

Our revenue was €1.0 billion in 2019, an 8.8% decrease compared with 2018 (€1.1 billion). This decrease principally reflected a €185.7 million decrease in reimbursement revenues, largely attributable to decreased media production activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™ having occurred in 2018 (and not in 2019). Excluding reimbursement revenues, our revenue would have increased by 10% in 2019 as compared to 2018, principally due to higher revenue from our Mass Participation segment, driven largely by integration of acquisitions and organic growth, as well as from our Spectator Sports segment, largely driven by the FIS World Championships and FIBA Basketball World Cup, as well as the expansion of our summer sports portfolio. The increase in revenue from our Spectator Sports segment for the period more than offset the impact of the EHF European Championships and the 2018 FIFA World Cup RussiaTM having each occurred in 2018 (and not in 2019). See also “–Segmental Results of Operations.”

Cost of sales

Our cost of sales was €686.4 million in 2019, a 10.1% decrease compared with 2018 (€763.8 million). This decrease principally reflected a €183.1 million decrease in reimbursement costs, largely attributable to decreased media production activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™ having occurred in 2018 (and not in 2019). Excluding reimbursement costs, our total cost of sales would have increased by 19.3% in 2019 as compared to 2018, principally due to the higher rights-in and service costs from our Spectator Sports segment in connection with the FIS World Championships and FIBA Basketball World Cup, which more than offset a reduction in cost of sales due to the EHF European Championships having occurred in 2018 (and not in 2019), as well as the higher cost of sales from our Mass Participation segment mainly driven by the growth of our business. See also “–Segmental Results of Operations.”

Gross margin

Our gross margin was 33.4% in 2019, a 1.0-percentage point margin increase compared with 2018 (32.4%). This increase was due principally to a margin improvement in our DPSS segment, largely reflecting the impact of lower reimbursement revenues and reimbursement costs in 2019, which was partially offset by a margin decline in our Spectator Sports segment, reflecting the event mix and event cyclicality in our portfolio. See also “–Segmental Results of Operations.”

Personnel expenses

Our personnel expenses were €163.6 million in 2019, a 13.3% increase as compared to 2018 (€144.4 million). This increase principally reflected the impact of stock-based compensation expense due to option grants under our Management Equity Incentive Plan and the accelerated vesting of outstanding restricted share unit grants at WEH, as well as the addition of new personnel as a result of our general business expansion, such as the further build-up of iX.co, and acquisitions in our Spectator Sports and Mass Participation segments.

Selling, office and administrative expenses

Our selling, office and administrative expenses were €68.7 million in 2019, a 32.0% increase as compared to 2018 (€52.0 million). This increase principally reflected IPO-related costs incurred in 2019 as well as higher third-party service fees.

Depreciation and amortization

Our depreciation and amortization expenses were €36.3 million in 2019, a 10.5% increase as compared to 2018 (€32.8 million), which principally reflected the additional amortization of purchase price allocations relating to the acquisitions in our Spectator Sports and Mass Participation segments, mainly relating to the acquisitions of Youthstream and Sun-Herald City2Surf.

Impairment of goodwill

The impairment loss of goodwill amounted to €254.3 million in 2019. The annual goodwill impairment analysis performed as of December 31, 2019 indicated that the value in use of two (WEH North America CGU and WEH Oceania CGU) out of nine CGUs was lower than their respective carrying values.

Other operating income/(expense), net

Our other operating income, net, was €2.4 million in 2019, as compared to other operating expenses, net, in 2018 of €26.8 million. This improvement was principally due to the absence of expected credit losses of €25.0 million in trade accounts receivable that we had outstanding in 2018 relating to Italian football-related services provided to a sport marketing and media rights firm (MP & Silva).

Net finance costs

Our net finance costs (finance costs minus finance income) were €77.7 million in 2019, an 85.5% increase compared with 2018 (€41.9 million). This increase principally reflected interest expenses and the make-whole amount due in connection with the unsecured 364-day term loan facility entered into in March 2019 under which we borrowed US$400 million (€353.7 million), and which we have since repaid with the proceeds of the Senior Term Loan Facility (see also –B. Liquidity and Capital Resources – Indebtedness”).

Income tax

Our income tax expense was €21.2 million in 2019, an 11.8% increase compared with 2018 (€19.0 million). The increase principally reflected a valuation allowance for a deferred tax asset, which was partially offset by current income tax savings due to lower pre-tax profit in 2019.

(Loss)/profit for the period

Our loss for the year in 2019 was €273.8 million, as compared to a profit of €54.0 million in 2018, principally due to the €254.3 million impairment loss of goodwill.

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenue

Our revenue was €1.1 billion in 2018, an 18.3% increase compared with 2017 (€954.6 million). The increase principally reflected a €156.4 million increase in reimbursement revenues, principally attributable to our media production activities in our DPSS segment in connection with the 2018 FIFA World Cup Russia™. Excluding reimbursement revenues, our revenue would have increased in 2018 compared with 2017 principally due to higher revenue from our Mass Participation segment due to the integration of acquisitions and organic growth as well as revenue growth from our DPSS segment. The increases in revenue from these segments were partially offset by the decrease in revenue in our Spectator Sports segment, from our summer sports portfolio and, to a lesser extent, our football and winter sports portfolios. See “—Segmental Results of Operations.”

Cost of sales

Our cost of sales was €763.8 million in 2018, a 22.4% increase compared with 2017 (€624.1 million). The increase principally reflected a €152.8 million increase in reimbursement costs between the periods principally attributable to our media production activities in our DPSS segment in connection with the 2018 FIFA World Cup Russia™. Excluding reimbursement costs, our total cost of sales would have decreased in 2018 compared with 2017, principally due to lower cost of sales from our Spectator Sports segment reflecting the full year impact of the CBA’s decision in 2017 to reduce the scope of the relationship between them and us in relation to the CBA League and the CBA All-Star Game covering the sale of sponsorship and media rights. In addition, the decline in our cost of sales in 2018 compared with 2017 reflected a decrease in production costs relating to the Lega Serie A and FIFA events in our DPSS segment. Such factors were offset partially by higher cost of sales from our Mass Participation segment driven by the growth of our business.

Gross margin

Our gross margin was 32.4% in 2018, a 2.2-percentage point margin decline compared with 2017 (34.6%). The decline was primarily attributable to a margin decline in the DPSS segment principally reflecting the impact of the higher reimbursement revenues in 2018 and a slight margin decline in the Mass Participation segment reflecting event mix, and was partially offset by margin improvement in our Spectator Sports segment. See “—Segmental Results of Operations.”

Personnel expenses

Our personnel expenses were €144.4 million in 2018, a 6.9% increase compared with 2017 (€135.1 million). The increase principally reflected higher staff numbers in 2018 (to 1,624 as of December 31, 2018, from 1,425 as of December 31, 2017) with average salary per employee remaining relatively stable between the periods. The higher staff numbers principally reflected further build-up of iX.co. The increase in personnel expenses also reflected the full year impact of new personnel who joined us as a result of the acquisitions in our Mass Participation segment in 2017 as well as the acquisition of XLETIX in 2018. The increase of salary was partially offset by the decrease in share-based compensation expenses in 2018. The decrease was mainly due to the relatively high level of such expenses incurred in 2017 both as a result of the adoption of an equity incentive plan for WEH in December 2017 and due to most of the expenses in respect of the equity incentive plan of Infront having been charged prior to 2018 based on the vesting schedule.

See Note 35 to our audited consolidated financial statements for further information on our historical share-based payments.

Selling, office and administrative expenses

Our selling, office and administrative expenses were €52.0 million in 2018, a 4.9% decrease compared with 2017 (€54.7 million). The decrease principally reflected lower office rent and maintenance expenses in 2018, reflecting the adoption of IFRS 16 effective January 1, 2018, which meant only short-term leases and low value assets were charged as expenses in this line item. The impact of this more than offset higher marketing expenses in 2018, reflecting the full year impact of marketing spend relating to the acquisition of CGI in 2017, as well as higher professional fees incurred in 2018, principally in relation to preparations for this offering.

Depreciation and amortization

Our depreciation and amortization expenses were €32.8 million in 2018, a 48.4% increase compared with 2017 (€22.1 million). The increase principally reflected the adoption of IFRS 16. In accordance with IFRS 16, we capitalize our right-to-use assets, and depreciate such assets using the straight-line method from the commencement date of the contract to the earlier of the end of the useful life of the right-to-use asset and the end of the lease term. See Note 2.4 to our audited consolidated financial statements for further information.

Other operating income/(expense), net

In 2018, our other operating expenses, net, were €26.8 million, compared with other operating income, net, in 2017 of €2.9 million. The decrease principally reflected expected credit losses of €25.0 million in trade accounts receivable that we had outstanding relating to Italian football-related services provided to a sport marketing and media rights firm (MP & Silva), as well as on contract assets, as a result of the initiation of MP & Silva’s insolvency process.

Net finance costs

Our net finance costs (finance costs minus finance income) were €41.9 million in 2018, a 64.7% increase compared with 2017 (€25.4 million). The increase principally reflected the foreign-exchange translation losses as well as the impact of the termination in May 2018 of a cross-currency swap which was entered into in July 2016 relating to a loan made to us by Dalian Wanda Group.

Income tax

Our income tax expense was €19.0 million in 2018, a 6.9% increase compared with 2017 (€17.7 million). The increase principally reflected a higher effective tax rate in 2018 (26.0%) compared with 2017 (18.4%), principally due to the absence in 2018 of a release of a deferred tax liability as occurred in 2017 due to passage of the U.S. tax reforms in 2017.

Segmental Results of Operations

Our reporting segments are Spectator Sports, DPSS and Mass Participation.

Spectator Sports

The following table presents our Spectator Sports segmental revenue, cost of sales, gross profit and gross margin for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s, unless indicated otherwise)	(€ ‘000s, unless indicated otherwise)
Total segmental revenue	636,891	567,279	523,826	547,072
Total segmental cost of sales	(429,461)	(382,521)	(315,664)	(349,018)

Segmental gross profit	207,430	184,758	208,162	198,054

Segmental gross margin(1) (%)	32.6	32.6	39.7	36.2

(1)	Represents segmental gross profit as a percentage of the total segmental revenue for the relevant period.

Year ended December 31, 2019 compared to year ended December 31, 2018

Segmental revenue. Total revenue in our Spectator Sports segment was €567.3 million in 2019, an 8.3% increase compared with 2018 (€523.8 million). The increase principally reflected increases in revenue driven by events that occurred in 2019 in both our winter sports portfolio, namely the 2019 FIS World Championships, and our summer sports portfolio, including the FIBA Basketball World Cup 2019, the FIM MXGP Motocross World Championships and the CEV European Volleyball Championships, which more than offset the cyclicality effect of the EHF European Championships having occurred in 2018 (and not in 2019). The increases in our winter sports and summer sports portfolios were partially offset by a decrease in revenue from our football portfolios in 2019, principally reflecting the cyclicality effect of the 2018 FIFA World Cup Russia™ having occurred in 2018 (and not in 2019), as well as a decrease in revenue in 2019 of €8.2 million (excluding legal fees) for compensation in connection with fraudulent activities committed by a former Infront employee. See also “Item 15. Controls and Procedures—Internal Control over Financial Reporting—Lack of sufficient segregation of duties between sales and execution of contracts, invoicing and implementation of services to prevent and detect fraud.”

Segmental gross margin. Our gross margin in our Spectator Sports segment was 32.6% in 2019, a 7.1-percentage point decrease compared with 2018 (39.7%). The decrease principally reflected event cyclicality in our portfolio, with the margin also having been significantly impacted by the higher cost of sales related to the 2019 FIS World Championships, as well as a decreased proportion of the commission-based business to our overall business mix principally in relation to the 2018 FIFA World Cup Russia™.

Year ended December 31, 2018 compared to year ended December 31, 2017

Segmental revenue. Total revenue in our Spectator Sports segment was €523.8 million in 2018, a 4.2% decrease compared with 2017 (€547.1 million). The decrease principally reflected a decrease in revenue from our summer sports portfolio and, to a lesser extent, our football and winter sports portfolios.

Revenue from summer sports decreased mainly due to the full year impact of the reduced scope of our relationship with the CBA relating to the CBA League and CBA All-Star Games covering the sale of sponsorship and media rights from 2017. This more than offset higher revenue in 2018 due to the cyclicality effect of the EHF EURO Championship in handball having occurred in 2018 (and not in 2017) as well as the full year impact in 2018 of properties that were newly acquired during 2017 (badminton and rugby).

The decrease in football-related revenue principally reflected decreased revenue generated from various European football properties, which more than offset higher revenue from the event cycle for the 2018 FIFA World Cup Russia™. The lower revenue from European football properties reflected reduced scope in relation to one German football club and the insolvency of another club as well as reduced revenue relating to Lega Serie A-related archive sales as a result of the new Lega Serie A cycle having started only in July 2018. Our revenue was also adversely impacted by the non-qualification of the Italian National Team for the 2018 FIFA World Cup Russia™.

Lower revenue from our winter sports portfolio principally reflected the cyclicality effect of the FIS Ski World Championships, which occurred in 2017 (and not in 2018) as well as lower revenues from the FIS World Cup, primarily due to the timing of races in the FIS event calendar.

Segmental gross margin. Our gross margin in our Spectator Sports segment was 39.7% in 2018, a 3.5-percentage point improvement compared with 2017 (36.2%). The improvement principally reflected an increased proportion of the commission-based business to our overall business mix principally in relation to the 2018 FIFA World Cup Russia™ and the full year impact of the reduced scope of the CBA relationship relating to the sale of sponsorship and media rights. See “—Specific Factors Affecting our Spectator Sports Results of Operations—Extent and mix of rights-in arrangements.”

Digital, Production, Sports Solutions (DPSS)

The following table presents our DPSS segmental revenue, cost of sales, gross profit and gross margin for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s, unless indicated otherwise)	(€ ‘000s, unless indicated otherwise)
Total segmental revenue	152,559	135,884	321,279	156,076
Of which, reimbursement revenues(1)	37,645	33,530	219,231	62,820
Total segmental cost of sales	(105,914)	(94,338)	(264,904)	(113,907)
Of which, reimbursement costs(1)	(37,386)	(33,300)	(216,419)	(63,666)

Segmental gross profit	46,645	41,546	56,375	42,169

Segmental gross margin(2) (%)	30.6	30.6	17.5	27.0

(1)

The total reimbursement revenues and reimbursement costs generally match to one another, resulting in a negligible gross margin impact. See discussion of cost-plus contractual model in “—Our Revenue-Generation Models—Our Spectator Sports and DPSS Segments” and “—Other Factors Affecting our Results of Operations across Segments—Cyclicality.”

(2)	Represents segmental gross profit as a percentage of the total segmental revenue for the relevant period.

Year ended December 31, 2019 compared to year ended December 31, 2018

Segmental revenue. Total revenue in our DPSS segment was €135.9 million in 2019, a 57.7% decrease as compared to 2018 (€321.3 million). This decrease principally reflected a €185.7 million decrease in reimbursement revenues, principally attributable to decreased media production activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™ having occurred in 2018 (and not in 2019). Excluding reimbursement revenues, revenue in our DPSS segment would have been substantially similar to revenue in 2018.

Segmental gross margin. Our gross margin in our DPSS segment was 30.6% in 2019, a 13.1-percentage point increase as compared to 2018 (17.5%). This increase principally reflected the impact of lower reimbursement revenues in 2019 as compared to 2018 as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™.

Year ended December 31, 2018 compared to year ended December 31, 2017

Segmental revenue. Total revenue in our DPSS segment was €321.3 million in 2018, a 105.8% increase compared with 2017 (€156.1 million). The increase principally reflected a €156.4 million increase in reimbursement revenues from our media production activities in connection with the 2018 FIFA World Cup Russia™. Excluding such reimbursement revenues, our total revenue in our DPSS segment increased in 2018 compared with 2017 principally due to continued growth in our digital media business as well as higher contribution from services linked to the 2018 FIFA World Cup Russia™ (mainly broadcaster services and LED services).

Segmental gross margin. Our gross margin in our DPSS segment was 17.5% in 2018, a 9.5-percentage point decline compared with 2017 (27.0%). The decline principally reflected the impact of higher reimbursement revenues in 2018 compared with 2017 in relation to the 2018 FIFA World Cup Russia™.

Mass Participation

The following table presents our Mass Participation segmental revenue, cost of sales, gross profit and gross margin for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s, unless indicated otherwise)	(€ ‘000s, unless indicated otherwise)
Total segmental revenue(2)	367,034	326,917	284,081	251,450
Total segmental cost of sales(2)	(235,209)	(209,501)	(183,225)	(161,168)

Segmental gross profit	131,825	117,416	100,856	90,282

Segmental gross margin(1) (%)	35.9	35.9	35.5	35.9

(1)	Represents segmental gross profit as a percentage of the total segmental revenue for the relevant period.
(2)	The following table sets forth a breakdown of our Mass Participation segment revenue and cost of sales between the WEH business and the retained mass participation business.

	Total revenue			Total cost of sales
	For the year ended December 31,			For the year ended December 31,
	2019	2018	2017	2019	2018	2017
	(€ ‘000s)			(€ ‘000s)
WEH business	260,709	243,817	228,754	169,273	158,360	147,603
Retained mass participation business	66,208	40,264	22,696	40,228	24,865	13,565

Total	326,917	284,081	251,450	209,501	183,225	161,168

Year ended December 31, 2019 compared to year ended December 31, 2018

Segmental revenue. Total revenue in our Mass Participation segment (including WEH’s business) was €326.9 million in 2019, a 15.1% increase compared with 2018 (€284.1 million). The increase between 2019 and 2018 for the WEH business was primarily due to growth in the number of gross-paid athletes, resulting from, among others, the continued strong demand for participation in IRONMAN and IRONMAN 70.3 events, and the addition of new mass participation sports events, such as Sun-Herald City2Surf. The increase between 2019 and 2018 for the retained mass participation business was primarily due to growth in the number of gross-paid athletes resulting from the addition of newly acquired mass participation sports events (such as Threshold events, Megamarsch and the Vienna Business Run) and a growing number of marathon events held in China in 2019 (such as the Shenyang International Marathon, the Nanning Marathon and the Zhuhai Hengqin Marathon, as well as the organic growth of existing mass participation sports events.

Segmental gross margin. Our gross margin in our Mass Participation segment (including WEH’s business) was 35.9% in 2019, a 0.4-percentage point increase compared with 2018 (35.5%). The 0.4-percentage point increase was principally due to increased sponsorship revenue from new mass participation sports events held in China in 2019 by the retained mass participation business. The gross margin from WEH business was flat between the periods.

Year ended December 31, 2018 compared to year ended December 31, 2017

Segmental revenue. Total revenue in our Mass Participation segment (including WEH’s business) was €284.1 million in 2018, a 13.0% increase compared with 2017 (€251.5 million). The increase for the WEH business principally reflected the full year impact of the CGI acquisition as well as further growth in the related business. The increase for the retained mass participation business principally reflected the acquisition of XLETIX in 2018. The increases also reflected organic growth, including the addition of a few new IRONMAN 70.3 events as well as increased sponsorship revenue.

Segmental gross margin. Our gross margin in our Mass Participation segment (including WEH’s business) was 35.5% in 2018, a 0.4-percentage point decline compared with 2017 (35.9%). The decline was principally due to the full year impact in 2018 of the acquisitions in 2017 conducted by both the WEH business and the retained mass participation business. The acquired events had generally lower profit margins as compared to IRONMAN and IRONMAN 70.3 events.

Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with IFRS. Preparing these financial statements in conformity with IFRS requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The critical judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below. They should be read in conjunction with our audited consolidated financial statements and accompanying notes, in particular Note 3, and other disclosures.

Impairment of goodwill

We determine whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. We have utilized the income approach to determine value in use of CGUs, and the key assumptions used in the income approach were financial projections and discount rates. The financial projections were a five-year forecast of the management’s budget and strategic plan. The discount rate was derived based on the capital asset pricing model using historical experience, market and industry data.

Based on the goodwill impairment analysis performed as of December 31, 2019, the date of the most recent impairment test, we determined that the fair value of seven CGUs out of the total of nine CGUs substantially exceeded their carrying values because the fair value of these seven CGUs exceeded the carrying value by over 70%. The value in use of two out of nine CGUs (WEH North America CGU and WEH Oceania CGU) was lower than their respective carrying values resulting in an impairment loss of €254.3 million in 2019. Further details are given in Note 23 to our audited consolidated financial statements.

The probability of future goodwill impairment losses for the remaining CGUs, which we considered may be at risk, is subject to uncertainties inherent in the assumptions used, in particular:

•

The financial projections are based on management’s reasonable estimates as to the number of events per year across geographic locations, the number of athletes registering per event, the amount of host city funds available and the pricing of each event. Factors affecting such inputs include changes in demand for our events, which can be adversely affected by weather related issues, the condition of the relevant local economy, competition for customers’ time and money, and changing tastes, among other things.

•

Sponsorship revenue forecasts are dependent upon the number and size of sponsorships sold. Factors affecting this include the condition of the relevant local economy, the reputation and attendance level of our events, and our ability to identify and sell sponsorable assets at such events, among other things.

•

Direct costs as a percentage of revenue for each forecast period are considered to be consistent on a product type basis, which is based on our considerable experience in operating events around the world. While these costs are generally stable, they can be adversely affected by circumstances out of our control such as a need for additional security driven by terrorist or other events, weather related issues or other happenings.

If the assumptions used in the impairment analysis materially change, we may be required to recognize additional goodwill impairment losses, which may be material to our financial condition. Further details are given in Note 23 to our audited consolidated financial statements.

Impairment of non-financial assets (other than goodwill)

We assess whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Further details, including a sensitivity analysis of key assumptions, are given in Note 27 to our audited consolidated financial statements.

Share-based compensation

Estimating fair value for share-based compensation requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. We initially measure the cost of cash-settled transactions with employees using the Black-Scholes or another appropriate model to determine the fair value of the liability incurred. For cash-settled share-based payment transactions, the liability needs to be re-measured at the end of each financial year up to the date of settlement, with any changes in fair value recognized in personnel expenses and cost of sales in the consolidated statements of profit or loss.

The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 35 to our audited consolidated financial statements.

Expenses related to equity-settled share-based payment transactions are determined by the fair market value at the date of grant using the comparable market price. See Note 35 to our audited consolidated financial statements. The expense with respect to equity-settled share-based payment transactions is recognized in personnel expenses, together with a corresponding increase in equity reserves, over the period in which the service, and, where applicable, the performance conditions are fulfilled. See Notes 14 and 18 to our audited consolidated financial statements.

We incurred share-based compensation expense in 2019 in respect of options to acquire Class A ordinary shares granted to certain key members of management under our Management Equity Incentive Plan in connection with our IPO. These options will vest over a four-year period, with 20% of the options having vested following completion of our IPO, and 20% of the options vesting not later than May 31 of each year from 2020 to 2023 (inclusive), subject to the conditions in the Management Equity Incentive Plan. The maximum aggregate number of Class A ordinary shares that may be issued under the Management Equity Incentive Plan is 5% of our total outstanding ordinary shares on a fully diluted basis immediately after our IPO (subject to automatic increase if we issue additional ordinary shares for cash (other than under this plan or any other equity incentive plan we may adopt) until May 31, 2023). See “Item 6. Directors, Senior Management and Employees Management – B. Compensation.”

Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Our tax losses carried forward relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income elsewhere in our group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, we have determined that we cannot recognize deferred tax assets on the tax losses carried forward. Further details on taxes are disclosed in Note 17 to our audited consolidated financial statements.

We are subject to income taxes in numerous jurisdictions. Judgment is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Defined benefit plans (pension benefits)

The cost of the defined benefit pension plan and other termination benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about these obligations are provided in Note 34 to our audited consolidated financial statements.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be measured based on quoted prices in active markets or by financial institutions, their fair value is measured using valuation techniques, including the discounted cash flow, or DCF, model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 10 to our audited consolidated financial statements for further disclosures.

Contingent consideration and liabilities, resulting from business combinations, are valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. See Note 10 to our audited consolidated financial statements for further disclosures.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

As of December 31, 2019, 2018 and 2017, our cash and cash equivalents were €163.2 million, €177.0 million and €230.4 million, respectively. Our cash and cash equivalents primarily consist of cash placed with banks and cash on hand, as well as short-term deposits, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2019, we had restricted cash of €0.5 million. Restricted cash represents money that is held in a separate bank account and legally restricted for the purpose of guaranteeing certain future payments. Such restricted cash is not available to fund our general liquidity needs. As of December 31, 2019, we had short-term debts of €204.6 million and long-term debts of €641.1 million.

Our approach to managing liquidity is to ensure, as far as possible, that we are able to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. The Infront credit facility has a leverage ratio covenant (see “—B. Liquidity and Capital Resources—Indebtedness”), from which we expect we will need relief due to the impact of COVID-19 on our revenue. Failure to do so could result in an acceleration of the debt outstanding under the Infront credit facility unless we and the lenders reach agreement to avoid a default and acceleration. We are in discussion with our lenders with respect to covenant relief.

As we recorded net current liabilities as of December 31, 2019, the directors have given careful consideration to our future liquidity and performance and our available sources of finance in assessing whether we will have sufficient financial resources to continue as a going concern. Having considered that our cash flow management forecast and analysis for 2020 has presented as a positive result, the directors are confident that we are able to meet in full our financial obligations as they fall due for the next 12 months.

We may, however, need additional capital in the future to fund our continuing operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The COVID-19 Risks heighten this (re)financing risk.

We are generally an asset light company with limited capital expenditure requirements, beyond capital expenditure relating to acquisitions. Most investments (other than acquisitions) relate to the further expansion and development of our DPSS capabilities and are technology driven, as most outflows are incurred for production equipment, LED boards and master control rooms. As high quality LED boards have become a key requirement for football sponsorships, we have invested in new systems to replace older ones. Investments in production equipment are mainly intended to replace old media production infrastructure in order to maintain the high quality and meet the expectations of our partners.

Indebtedness

As of December 31, 2019, our total indebtedness (total interest-bearing liabilities) was €845.7 million. Our primary sources of indebtedness are the Infront credit facility and the WTC credit facility. Each credit facility contains a term loan facility and a revolving credit facility. As of December 31, 2019, we had in aggregate €74.8 million of borrowing capacity under the revolving credit facilities. In the period ending December 31, 2019, we drew down €429 million under the Infront credit facility. Following the WEH sale, we will no longer include the WTC credit facility on our consolidated balance sheet.

In March 2019, we issued the US$400 million (€353.7 million) pre-IPO promissory note to Wanda Sports & Media (Hong Kong) Holding Co. Limited in connection with the pre-IPO group restructuring, out of which US$50 million (€44.2 million) remains outstanding. On March 11, 2020, we entered into a senior term loan facility with Credit Suisse AG, Singapore Branch, as arranger, facility agent and security agent, or the Senior Term Loan Facility, under which we may borrow up to US$240 million (€211.7 million). The Senior Term Loan Facility provides for loans, or Loans, in two tranches (Tranche A, for US$230 million and Tranche B, for US$10 million). As of April 30, 2020, the amount outstanding under the Senior Term Loan Facility was US$230 million (€211.5 million). We intend to use the proceeds from the WEH sale to repay the principal amount of US$230 million (€211.5 million) and related interest and fees outstanding under our Senior Term Loan Facility, as well as US$50 million (€46.0 million) remaining outstanding under the pre-IPO promissory note. See also “Item 4.A. History and development of the Company – The WEH Sale.”

Senior Term Loan Facility

On March 11, 2020, or the Utilization Date, we borrowed approximately US$230 million (€202.9 million) under Tranche A of the Senior Term Loan Facility, US$223 million (€199.9 million) of which was applied on March 16, 2020 to repay principal and pay accrued and unpaid interest under a 364-day term loan facility entered into in March 2019. Tranche B of the Senior Term Loan Facility is reserved to repay interest on the Loans on the third to seventh interest payment dates. Interest on the Loans is equal to LIBOR (as defined) plus a margin that increases each month from the date of the Utilization Date from 3.00% per annum in the first month to 11.00% per annum in the twelfth month, payable monthly.

The Senior Term Loan Facility contains:

•	certain financial covenants, including a net debt/adjusted EBITDA leverage ratio covenant (which may not exceed 5.00x);

•	customary events of default;

•

a change of control clause triggered when (i) Mr. Wang Jianlin and his family members (taken together) cease to be, directly or indirectly, the single largest beneficial shareholder of Dalian Wanda GCL; (ii) Dalian Wanda GCL ceases to beneficially own (directly or indirectly) 100% of the issued share capital of any of Wanda Sports & Media and Infront International Holdings AG, or ceases to control any of Wanda Sports & Media and Infront International Holdings AG; or (iii) Dalian Wanda GCL ceases to beneficially own (directly or indirectly) 60% of our issued share capital, or ceases to control us; and

•

customary covenants, including restrictions on incurring additional indebtedness, making restricted payments (including dividends and other distributions), selling or otherwise disposing of assets, making acquisitions, entering into mergers or corporate reconstructions, entering into transactions that are not on arm’s length terms and a negative pledge.

A mandatory prepayment condition that would have been triggered had the WEH sale agreement not been entered into by eight months following the borrowing of the Loans has been satisfied. In the event the WEH sale is consummated, it is expected that a portion of the proceeds of the WEH sale will be applied to repay the Senior Term Loan Facility. There can, however, be no assurance as to the consummation of the WEH sale. See also “Item 4.A. History and development of the Company – The WEH Sale” and “Item 3. Key Information – D. Risk Factors – Risks Related to Potential Sale – We may be unable to complete the WEH sale.”

Certain events of default and covenants in the Senior Term Loan Facility are subject to certain thresholds and exceptions. We will be incurring fees in connection with the Senior Term Loan Facility, including an upfront fee and a sliding scale subsequent fee tied to the month in which the Loans are fully repaid (ranging from US$2.2 million to US$4.7 million). The Loans are guaranteed by Dalian Wanda GCL.

Credit facility of Infront Sports & Media AG

Infront Sports and Media AG, as borrower, is party to a secured credit facility, which was entered into on May 18, 2018 and amended on November 21, 2018 with UBS Switzerland and Unicredit Bank. The Infront credit facility is guaranteed by Infront Holding AG and secured through share pledges, share charges and security assignment agreements with various subsidiaries of Infront Sports & Media AG and the guarantors.

The Infront credit facility includes a term loan and revolving credit facility commitment.

•

The initial term loan portion of the credit facility amounts to €350 million. In September, the total commitments under the term loan portion of the Infront credit facility were increased by €52.5 million to €402.5 million, and as of December 31, 2019, €381.5 million was outstanding term loan portion of the Infront credit facility. We have the option to repay the loan at any time, however, mandatory bi-annual amortizations are agreed. The remaining balance of the loan is repayable on June 30, 2021, with an extension option of two one-year periods. Loans under the term loan facility bear interest at a rate per annum equal to EURIBOR plus the applicable margin. The applicable margin falls between 1.75% and 3.25%, depending on the leverage (as of December 31, 2019 and December 31, 2018, EURIBOR plus 2.75% and 2.25%, respectively).

•

The initial commitment under the revolving credit facility amounts to €100 million. We can draw in euros, Swiss francs, U.S. dollars (up to 50% of the facility amount) or any other currency which has been approved by all the lenders and is readily available and freely convertible into euros in the wholesale market. The minimum amount of each loan is €5 million (or the appropriate equivalent in another available currency) and no more than 10 loans can be outstanding. As of December 31, 2019, €47.5 million was outstanding under the revolving credit facility.

We have the right to increase the term loan amount by up to an additional €100 million and the commitments under the revolving facility by up to an additional €50 million, provided that the aggregate amount of such additional term loan or revolving credit commitments not exceed €100 million. After giving effect to the increase (noted above) of €52.5 million, the term loan or revolving credit commitments can be increased by an additional €47.5 million, in the aggregate.

The Infront credit facility contains:

•	certain financial covenants, including a leverage ratio covenant tested quarterly (which may not exceed 3.50x);

•	a minimum equity covenant with respect to Infront Holding AG (on a standalone basis), requiring the entity to have a minimum equity of 200 million Swiss francs at the end of each fiscal year;

•	customary events of default;

•	a change of control clause which is triggered when Dalian Wanda GCL ceases to hold, directly or indirectly, 50.1% of the voting rights of Infront; and

•

customary covenants, including restrictions on incurring additional indebtedness, paying dividends or making other distributions (tied to a leverage ratio of 2.50x), selling or otherwise disposing of assets, including capital stock of restricted subsidiaries, making acquisitions, entering into joint ventures, merging, entering into related party transactions or providing a negative pledge.

Certain events of default and covenants in the term loan facility are subject to certain thresholds and exceptions.

Credit facility of World Triathlon Corporation

In August 2019, WTC, as borrower, refinanced its existing credit facility by entering into a new secured credit facility with Deutsche Bank AG New York Branch as administrative agent. The credit facility is secured by all property of WTC, WEH and its wholly owned subsidiaries.

The credit facility includes a term loan commitment that matures on August 15, 2026 and a revolving line of credit that matures on August 15, 2024. The term loan portion of the credit facility is $275 million (€245.0 million) and the revolving line of credit is US$25 million (€22.3 million). As of December 31, 2019, US$274.3 million (€245.2 million) was outstanding under the term loan and no amount was outstanding on the revolving line of credit. WTC has the option to pay the loan in full at any time, subject to certain conditions. Interest on the term loan is either the alternate base rate (“ABR”) plus the applicable margin of 3.25% or 3.00%, or LIBOR plus the applicable margin of 4.25% or 4.00%, depending on the leverage ratio. Interest on the revolving line of credit is either ABR plus the applicable margin of 3.25% or 2.75%, or LIBOR plus the applicable margin of 4.25% or 3.75%, depending on the leverage ratio. As of December 31, 2019, WTC was paying interest at LIBOR plus 4.25% on the term loan.

The credit facility contains:

•

a leverage ratio test that is applicable if the aggregate outstanding borrowings under the revolving line of credit and certain letter of credit obligations exceed 30% of the revolving line of credit commitment;

•	customary events of default;

•	a change of control clause which is triggered by the occurrence of the earlier of:

○

the acquisition by any person or group, other than Wanda Culture or its affiliates, of capital stock representing more than the greater of (i) 35% of the total voting power of all outstanding stock of WEH and (ii) the percentage of the total voting power of voting stock of WEH owned beneficially by Wanda Culture and its affiliates;

○

the acquisition by any person or group, other than Wanda Culture or its affiliates, of capital stock representing more than the greater of (i) 35% of the total voting power of all our outstanding shares and (ii) the percentage of the total voting power of our shares; and

○	WTC ceasing to be a direct or indirect wholly-owned subsidiary of WEH;

•

customary covenants, including restrictions on additional indebtedness, liens, negative pledges, restricted payments (including dividends and other distributions), investments, sales or other dispositions of assets, consolidation or merger, sale leasebacks and transactions with affiliates. There are various baskets on which WTC could rely to pay dividends and make other restricted payments to us, including if its leverage ratio on a pro forma basis does not exceed 3.5:1.0 and 6% per annum of net proceeds of an initial public offering contributed to WTC (provided at least US$50 million (€44.5 million) of such proceeds are contributed to WTC); and

•	an excess cash flow provision whereby a prepayment is required based on the excess cash flow calculated in accordance with the credit facility.

Certain events of default and covenants in the term loan facility are subject to certain thresholds and exceptions.

Cash Flows

Over the course of a year, we use our cash on hand to pay employee related expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In particular, for our Mass Participation segment, given that we receive much of our cash flows well in advance of the events to which they relate, we typically operate with negative working capital. In our Spectator Sports and DPSS segments, cash balances can vary significantly between months and between years due to the seasonal and cyclical nature of the business as well as due to the fact that the fiscal year end is in the middle of the winter sports and football seasons. In addition, the timing of individual payments made or received can vary between years. For example, cash flows relating to FIFA World Cup™ production has shown higher cash in than outflows in the years prior to the respective main event year during which the cash flow is usually negative. We compensate such cash balance swings with surplus cash or by short-term bank facility borrowings, such as our revolving credit facilities.

Our cost base not directly tied to revenue is more evenly spread throughout the fiscal year than our cash inflows. Generally, personnel not accounted for in cost of sales as well as other office and administration expenses do not show the same volatility throughout the year compared to revenue and gross profit, as they are not primarily impacted by peaks in operational activities in the same way as direct project income and expenditure. Employee expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In the last three years, our cash flows have reflected a number of related party transactions with Dalian Wanda Group. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.” Such transactions generally relate to the simplification of our holding company structure, downstream payments from Dalian Wanda Group in respect of existing indebtedness of Infront and WEH and upstream loans and payments to Dalian Wanda Group.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2019	2019	2018	2017
	(US$ ‘000s)	(€ ‘000s)
Selected Consolidated Cash Flow Data
Net cash flows from/(used in) operating activities	31,127	27,725	66,588	145,678
Net cash flows from/(used in) investing activities	(153,348)	(136,587)	(57,120)	(104,142)
Net cash flows from/(used in) financing activities	104,539	93,113	(65,449)	76,976

Net increase/(decrease) in cash and cash equivalents	(17,682)	(15,749)	(55,981)	118,512

Cash and cash equivalents at beginning of year	198,774	177,048	230,419	124,344
Effect of foreign exchange rate changes, net	2,470	2,199	2,610	(12,437)
Transfer to assets held for sale	(307)	(273)	—	—

Cash and cash equivalents at end of year	183,255	163,225	177,048	230,419

Operating Activities

In 2019, we had a net cash inflow from operating activities of €27.7 million, principally due to operating income from our Spectator Sports and Mass Participation segments, partially offset by working capital requirements mainly relating to prepayments received in 2018 in respect of FIS Ski World Championships 2019 and payments made in 2019 in respect of media productions services to the Lega Serie A, cash used for interest payments relating to our borrowings, as well as cash used for tax payments (due primarily to increased operating income in higher tax jurisdictions).

In 2018, we had a net cash inflow from operating activities of €66.6 million, principally due to operating income from our Spectator Sports segment and Mass Participation segment, partially offset by working capital requirements relating to prepayments received in 2017 in respect of 2018 FIFA World Cup Russia™, as well as cash used for tax payments due primarily to higher operating income relating to FIFA World Cup Russia™ and increased operating income in higher tax jurisdictions, such as Italy.

In 2017, we had a net cash inflow from operating activities of €145.7 million principally due to significant cash-related operating income from our Spectator Sports segment. In addition, we received prepayments in respect of the 2018 FIFA World Cup Russia™ in 2017. In 2017, there were also inflows in respect of receivables that arose in 2016.

Investing Activities

In 2019, we had a net cash outflow from investing activities of €136.6 million, principally due to cash used for acquisitions, net and capital expenditure. Cash used for acquisitions, net in 2019 of €118.4 million, was primarily attributable to the acquisition of Youthstream, Sun-Herald City2Surf and other events amounting to €95.8 million, as well as deferred purchase price and earnout payments in respect of previous acquisitions amounting to €22.5 million. Capital expenditure of €14.9 million in 2019 related principally to purchases of LED boards, host broadcasting equipment for production purposes, master control rooms and purchases of software. We also had net cash outflow of €5.5 million relating to various equity investments made at the level of our subsidiaries. These were partially offset by cash inflow from dividends of €4.9 million received from investments.

In 2018, we had a net cash outflow from investing activities of €57.1 million, which was primarily attributable to cash used for acquisitions and capital expenditure. Cash used for acquisitions in 2018 of €25.9 million was primarily attributable to the acquisitions of XLETIX and Yongda amounting to €4.1 million, an investment in a minority stake in COPA90 amounting to €7.9 million, and deferred purchase price and earnout payments in respect of previous acquisitions amounting to €9.8 million. Capital expenditure of €14.2 million in 2018 related principally to purchases of LED boards, host broadcasting equipment for production purposes, master control rooms and purchases of software. We also had net cash outflows of €19.6 million mainly relating to our refinancing settlement in May 2018. These were partially offset by cash inflow from dividends of €1.7 million received from one of our joint ventures.

In 2017, we had a net cash outflow from investing activities of €104.1 million, which was primarily attributable to cash used for acquisitions and capital expenditure as well as our repayment to Dalian Wanda Group of €17.0 million representing amounts previously provided to us for an acquisition, which remained unused. Cash used for acquisitions in 2017 of €95.5 million was primarily attributed to the acquisition of CGI and Cape Epic (Pty) Ltd amounting to €79.3 million, and deferred purchase price and earnout payments of previous acquisitions amounting to €8.5 million. Capital expenditure of €13.0 million in 2017 related mainly to purchases of LED boards, television equipment for production purposes as well as purchase of software. We also had net cash outflows of €26.7 million relating to investments made in bank certificates of deposit in 2016 (the lower amount of net cash inflow in 2017 from such instruments compared to net cash outflow in 2016 reflecting foreign exchange movements).

Financing Activities

In 2019, we had a net cash inflow from financing activities of €93.1 million, principally due to IPO net proceeds and net cash outflows relating to payment of borrowings. We had proceeds of US$179.4 million (€160.9 million) from our IPO after deducting underwriting commissions. We had borrowings of US$400 million (€352.6 million) relating to the unsecured senior 364-day term loan facility entered into in March 2019 at the holding company level, €100.0 million under the Infront credit facility and €259.6 million under WEH credit facility entered into in August 2019 in connection with its refinancing with Deutsche Bank. These cash inflows were partially offset by the partial repayment of the US$400 million (€353.7 million) pre-IPO promissory note amounting to US$350 million (€308.0 million), the repayment of unsecured senior 364-day term loan facility amounting to US$200 million (€178.6 million), repayment of the WTC credit facility with UBS after its refinancing amounting to €234.0 million, as well as repayment of the Infront credit facility amounting to €21.0 million. We also had cash outflows relating to settlement of restricted stock units to local management amounting to €13.8 million.

In 2018, we had a net cash outflow from financing activities of €65.4 million, largely related to the repayment of amounts due to Dalian Wanda Group, amounting to €377.2 million, as a result of borrowings made to us in 2016, as well as €32.2 million paid in connection with the settlement of a cross currency swap related to these borrowings. We also had a net cash outflow relating to repayment of lease liabilities amounting to €9.9 million as a result of the application of IFRS 16. These cash outflows more than offset cash inflow of €350 million from borrowings under the term loan portion of the Infront Sports & Media AG credit facility entered into in May 2018.

In 2017, we had a net cash inflow from financing activities of €77.0 million. This reflected proceeds of €115.3 million, including a €88.8 million capital injection into WEH by Dalian Wanda Group and €26.5 million of additional borrowing by WEH. These cash inflows were partially offset by €38.6 million for the repayment of loans including a bilateral working capital line of €21.6 million at Infront and a revolving credit facility of €16.1 million at WEH.

Capital expenditures

We made capital expenditures of €14.9 million, €14.2 million and €13.0 million in 2019, 2018 and 2017, respectively. We expect to make such capital expenditures to support the expected growth of our business.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company – B. Business Overview – Information Technologies” and “Item 4. Information on the Company – B. Business Overview – Intellectual Property.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, and in particular other than the impact of the COVID-19 Risks, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future results of operations or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as defined in Item 5.E of SEC Form 20-F that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR PRESENTATION OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2019.

	Payments due by period
	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	5 or more years
	(€ in ‘000s)
Long-term debt obligations(1)	873,267	221,650	413,836	4,916	232,865
Operating lease obligations(2)	54	51	3	—	—
Full rights buy-out payment obligations(3)	1,938,178	222,017	423,316	397,736	895,109
Commission minimum revenue guarantees(4)	1,154,933	149,621	384,186	184,087	437,039

Total	3,966,432	593,339	1,221,341	586,739	1,565,013

(1)	Long-term debt obligations include contractual undiscounted payments, including accrued interest payment.
(2)	Represents operating leases on certain office and IT equipment and machinery, equipment and vehicles.
(3)

We have capital commitments under full rights buy-out contracts, where we pay, usually in installments throughout the term of the contract, a certain guaranteed amount (acquisition cost) to the rights owner to acquire the rights (rights-in) and subsequently sell the acquired rights (rights-out) for our own account. Such capital commitments amounted to €1.9 billion, €1.4 billion and €0.9 billion, December 31, 2019, 2018 and 2017, respectively. See Note 39 to our audited consolidated financial statements.

(4)

Under commission-based contracts, we extend minimum revenue guarantees, where we guarantee a certain amount of revenue to the rights owner and in turn are compensated in the form of a commission. Such contingent liabilities amounted to €1.2 billion, €1.2 billion and €3.4 billion, as of December 31, 2019, 2018 and 2017, respectively. See Note 39 to our audited consolidated financial statements.

G.	SAFE HARBOR

See “Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lin Zhang	48	Chairman of the Board of Directors
Hengming Yang	53	President, Chief Executive Officer and Director
Honghui Liao	51	Chief Financial Officer and Director
Philippe Blatter	56	Vice Chairman of the Board of Directors; President and Chief Executive Officer of Infront and Director
Andrew Messick(1)	56	President and Chief Executive Officer of WEH and Director
Yimin Gao	50	President and Chief Executive Officer of WSC and Director
Edwin Fung	55	Independent Director
Kenneth Jarrett	67	Independent Director

(1)	Andrew Messick will resign from the Board effective upon the closing of the WEH sale.

Lin Zhang, our Chairman, is the president of Wanda Culture, chairman of Wanda Film Holding Co., Ltd., and chairman of WSC. Mr. Zhang joined Dalian Wanda GCL in March 2000 and previously held multiple positions within the group, including vice president of Dalian Wanda GCL, finance director of Dalian Wanda GCL, and general manager of project companies located in Nanjing, Shenyang and Chengdu. Mr. Zhang served as a non-executive director of Dalian Wanda Commercial Properties Co., Ltd. from December 2009 to January 29, 2016. Mr. Zhang has also been, a director of Dalian Wanda GCL since February 2011, the chairman of World Triathlon Corporation since November 2015 and the chairman of Infront since July 2015. Mr. Zhang has served as the executive president of Wanda Culture since December 2012 and as president of Wanda Culture since December 2013. Mr. Zhang was also the chairman of AMC Entertainment, Inc. from August 2012 to March 12, 2018, and has again served as the chairman since December 2019. Mr. Zhang also serves as the chairman of Wanda Film Holding Co., Ltd. since November 2006 and, has been a non-executive director of Wanda Hotel Development Co., Ltd. since November 2017. Mr. Zhang received a bachelor degree in Accounting from Dongbei University of Finance and Economics and an executive master in business administration from Peking University. Mr. Zhang is a non-practicing member of the Chinese Institute of Certified Public Accountants and the China Certified Tax Agents Association.

Hengming Yang, our President and Chief Executive Officer, joined Dalian Wanda GCL in November 2016. Mr. Yang joined BP in 2001 holding various positions across China and the United Kingdom. From January 2015 to October 2016, Mr. Yang served as the President of BP China and the Chairman of BP (China) Investment Holdings Limited. Between 1998 and 2001 he served as a Controller in DaimlerChrysler in Singapore and as an Operation Executive Management Trainee at McDonald Corporation in Chicago between 1996 and 1997. From 1992 to 1994, Mr. Yang was the Executive Assistant to the CEO at Minmetals USA in New Jersey and from 1989 to 1991 worked in Business Development at China Minmetals Corporation in Beijing. Mr. Yang received a bachelor degree in business management from the University of International Business and Economics in Beijing, China and a master of business administration from the American Graduate School of International Management in Arizona.

Honghui Liao, our Chief Financial Officer, joined Dalian Wanda GCL in July 2016. Mr. Liao has over 20 years of experiences in financial accounting and auditing. Prior to joining Dalian Wanda Group, Mr. Liao served various roles at Walmart China for over 18 years, including Vice President of Finance, Vice President of Corporate Affairs, and Chief Integration Officer. Mr. Liao received an MBA degree from the Hong Kong University of Science and Technology and he is a member of Association of Chartered Certified Accountant, holds the qualifications for the Chinese Institute of Certified Public Accountants, and the Certified Public Valuer.

Philippe Blatter is our Vice Chairman and President and Chief Executive Officer of Infront. Mr. Blatter has two decades of experience in sports business. Prior to joining Infront as President and Chief Executive Officer in 2005, Mr. Blatter spent 11 years at McKinsey & Company. He left McKinsey in 2005 as Partner. During his tenure at McKinsey he founded the firm’s Sports Practice. In 2017, Mr. Blatter was included in ESPN FC’s “Football 50 most influential people.” In 2012, Mr. Blatter was credited by SPONSORs—Germany’s leading sports business magazine—as one of the Top 10 “Most Influential People in International Sport”; in 2008 he was ranked as one of the Top 100 “Most Powerful People in Sport” by the international sports industry outlet SportsPro Magazine. Mr. Blatter also served as a board member of the non-profit organization Right To Play Switzerland for several years. Mr. Blatter holds a master of science degree from the Swiss Federal Institute of Technology in Zurich (ETH) and a master of business administration from the Kellogg Graduate School of Management at Northwestern University in Evanston, Illinois.

Andrew Messick is the President and Chief Executive Officer of WEH and has two decades of experience in leadership roles at global sports and entertainment companies. Prior to joining WEH in 2011, Mr. Messick served as president of AEG Sports between 2007 and 2011. From 2000 through 2007, Mr. Messick was the senior vice president at the NBA, in charge of international operations. He was responsible for overseeing the NBA’s network of international offices and for leading the NBA’s efforts to globalize. Mr. Messick joined the NBA from Sara Lee Corporation, where he held a range of business development, marketing and general management positions in the UK, Australia and Canada. Prior to that, Mr. Messick spent six years at McKinsey & Company in Chicago and Amsterdam. Mr. Messick holds a bachelor of arts in economics and psychology from the University of California, Davis and a master of business administration from the Yale School of Management.

Yimin Gao is the President and Chief Executive Officer of WSC since October 18, 2019. Prior to becoming the Chief Executive Officer of WSC Mr. Gao served as the CEO of Wanda KIDSPLACE, one of the largest operators of children’s early-education centers and playgrounds in China. Mr. Gao has held various positions of increasing responsibility in the culture and real estate subsidiaries of Wanda Group, of which we are a part, since 2010. Mr. Gao holds a bachelor degree in industrial and civil architecture from the Hebei University of Architecture.

Edwin Fung serves as one of our independent directors and has been in this position since May 31, 2019. Mr. Fung is a professional accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Fung joined KPMG in Hong Kong in 1986 and became partner in 1999. Mr. Fung has over 30 years of professional experience including financial auditing, Hong Kong and U.S. initial public offerings and subsequent acquisitions and financing, risk management, internal control compliance, corporate restructuring and financing. From 2010 to 2011, Mr. Fung, founding chairman of KPMG’s Global China Practice, established a local China practice in 40 countries around the world to assist Chinese companies to invest overseas. In 2012, Mr. Fung became the Senior Partner of KPMG Northern China region and Senior Partner of Beijing office. In 2015, Mr. Fung established KPMG’s innovative Start-up Centre in ZhongGuanCun, Beijing to provide professional services to start-up companies. In September 2017, Mr. Fung retired from KPMG. Prior to his retirement, Mr. Fung was Vice Chairman and member of the management committee of KPMG China. Mr. Fung currently acts as the advisor to the Sino-International Entrepreneurs Federation and the independent director of Phoenix Tree Holdings Limited, a company listed on the New York Stock Exchange.

Kenneth Jarrett serves as one of our independent directors and has been in this position since October 24, 2019. Mr. Jarrett currently serves as a Senior Advisor at the Albright Stonebridge Group, advising global businesses, investors, and organizations with commercial interests in China and East Asia. Previously, he was President of the American Chamber of Commerce in Shanghai, where he helped hundreds of U.S. companies establish and grow their operations in China. From 2008 to 2013, he was Chairman of Greater China for APCO Worldwide, a public affairs consultancy. Before entering the private sector, Mr. Jarrett had a 26-year career in public service with the U.S. Government, during which he served as Consul General in Shanghai, Deputy Consul General in Hong Kong and Director of Asian Affairs at the White House National Security Council. Mr. Jarrett is a member of the China Advisory Council for Cornell University and the National Committee for U.S.-China Relations. He has also served on Advisory Councils for the Mayor of Nanjing, the Mayor of Wuxi and the Suzhou Industrial Park and is a recipient of the Magnolia Award (Silver) from the government in Shanghai. Mr. Jarrett is a graduate of Cornell University and holds an MA from Yale University and the National War College.

B.	COMPENSATION

In 2019, we paid an aggregate of €14.3 million to our executive officers and two independent directors, and we did not pay any compensation to any of our other non-executive directors. Lin Zhang, our chairman of the board of directors, does not receive any compensation from us, in any capacity. See Note 34 to our audited consolidated financial statements for details of our long-term payroll payables. Our PRC subsidiary, our variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Incentive Plans

The Management Equity Incentive Plan, or option plan, was adopted by our board of directors on July 4, 2019 and by our shareholders on July 5, 2019. The purpose of the option plan is to enhance our ability to retain highly qualified senior officers and key employees, and to motivate such persons to expend maximum effort to improve our business results and earnings, by providing such persons direct equity interest in our operations and future success. The option plan provides for the issuance of options in respect of Class A ordinary shares representing up to 5% of the total number of outstanding shares on a fully-diluted basis (subject to automatic increase as set forth below). The options granted under the option plan are subject to customary forfeiture and cancelation provisions. The option granted to a participant of the option plan was canceled in accordance with the option plan and the option award agreement.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Class A ordinary shares underlying options awarded
Lin Zhang	—
Hengming Yang	1,208,605
Honghui Liao	431,645
Philippe Blatter	1,273,351
Andrew Messick	1,273,351
Yimin Gao	—
Edwin Fung	—
Kenneth Jarrett	—

Total	4,186,952

The principal terms of the option plan are as follows:

Eligible participants. Certain key members of management will be eligible to participate in the option plan, including among the senior management of our holding company, Infront, WEH and WSC.

Share reserve. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards under our option plan is 5% of the total number of outstanding shares on a fully-diluted basis, subject to automatic increase if we issue additional ordinary shares for cash (other than under the plan or any other equity incentive plan we may adopt) during the vesting period from the completion of our IPO to May 31, 2023. In the case of any such issuance, the number of shares underlying each option will increase such that the percentage ownership represented by the shares underlying the options held by each option holder will not be diluted by the additional issuance.

Administration. The board of directors has full power and authority to administer the option plan, and may from time to time delegate such administration to a committee of the board of directors. These administrative powers include, but are not limited to, designating participants, determining the types of awards to be made, establishing the terms and conditions of any award and amending, supplementing or modifying the terms of any outstanding award subject to certain conditions set forth in the option plan.

Options. The term of an option granted under the option plan do not exceed 7 years from the date the option is granted. The exercise price in respect of each Class A ordinary share underlying the options is $0.01. The vesting of the options is subject to time-based and performance-based vesting conditions. Option awards benefit from customary anti-dilution adjustments. Options vest over a four-year period, with 20% of the options having vested following completion of our IPO, and 20% of the options vesting not later than May 31 of each year from 2020 to 2023 (inclusive), subject to the conditions provided under the option plan.

After completion of our IPO, the shares of Infront Holding AG issued upon exercise of the remaining options held by Infront management were purchased by Wanda Sports & Media (Hong Kong) Holding Co. Limited and contributed to us without any additional consideration.

Prior to our IPO, management of WEH held restricted stock units, or RSUs, of WEH. A portion of the time-based RSUs vested upon completion of our IPO and the rest of these time-based RSUs will vest on January 1, 2021. We paid out vested time-based RSUs within 10 days after completion of our IPO and the rest will be paid out on January 1, 2021 or within 10 days thereafter. In addition, a portion of the performance-based RSUs vested upon completion of our IPO and were paid out within 10 days after completion of our IPO with a further portion to be modified to vest on January 1, 2021 and paid out on that date. The remaining performance-based RSUs were forfeited. In 2019, we recognized the euro equivalent of US$11.3 million (€10.0 million) of expenses in connection with payments made in respect of RSUs as well as modifications to the timing of vesting.

C.	BOARD PRACTICES

Board of Directors

Our board of directors consists of eight directors on the date of this annual report. A director is not required to hold any shares in our company to qualify to serve as a director. The Nasdaq Stock Market Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Nasdaq Stock Market Rules exempt “controlled companies” like us from this requirement. We intend to rely on this “controlled company” exemption and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and assets (present or future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Certain of our directors are also employees of Dalian Wanda Group. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Relationship with Dalian Wanda Group – We may be adversely impacted by conflicts of interest with Dalian Wanda Group.”

Board Committees

We have established an audit committee, compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Under Nasdaq Stock Market Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition requirements. Until now, we have relied on the phase-in schedules set forth in the Nasdaq Stock Market Rules with respect to the composition of our three board committees. We expect to follow our home country practice with respect to the composition of all or some of our board committees after July 26, 2020, the date on which our phase-in period under NASDAQ Stock Market Rules is set to expire, and will update the Nasdaq Stock Market accordingly. See also “Item 16G. Corporate Governance.”

Audit Committee

Our audit committee consists of Edwin Fung, Kenneth Jarrett and Lin Zhang. Edwin Fung is the chairman of our audit committee. We have determined that each of Edwin Fung and Kenneth Jarrett qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC, satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•

reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act, including those to be entered into with Dalian Wanda GCL and any other entities affiliated with Dalian Wanda Group other than any entity included in our consolidated group;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Edwin Fung, Kenneth Jarrett and Lin Zhang. Lin Zhang is the chairman of our compensation committee. We have determined that each of Edwin Fung and Kenneth Jarrett satisfies the independence definition set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultants, legal counsel or other advisors only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nomination and Corporate Governance Committee

Our nomination and corporate governance committee consists of Edwin Fung, Kenneth Jarrett and Lin Zhang. Lin Zhang is the chairman of our nomination and corporate governance committee. We have determined that each of Edwin Fung and Kenneth Jarrett satisfies the independence definition set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or the Nasdaq Stock Market Rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nomination and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board.

Duties and Functions of Directors

Under Hong Kong law, our directors owe fiduciary duties to our company, including a duty to act in good faith in our best interests, a duty to exercise powers for a proper purpose, a duty to avoid conflicts between personal interests and our interests and a duty not to make secret profits. The Companies Ordinance also codifies directors’ duties of care, skill and diligence, which reflects a mixed objective and subjective test for the standard in carrying out a director’s duty to exercise reasonable care, skill and diligence. In deciding whether a director has breached his or her duties, both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions of the director of the company (the objective test) and the general knowledge, skill and experience of that particular director (the subjective test) have to be considered.

If a director fails to comply with his or her duties, he or she may be liable to civil or criminal proceedings and may be disqualified from acting as a director. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Articles of Association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) recommending the declaration of dividends, and (iii) appointing officers and determining their terms of offices and responsibilities.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from the meetings during a continuous period of six months and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our Articles of Association, effective immediately following the completion of our IPO. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain restrictions on competition and solicitation during the term of his or her employment.

Each of our directors and executive officers also benefits from indemnification arrangements, under which they are indemnified against certain liabilities and expenses incurred by them in connection with claims made by reason of their service as directors or executive officers of ours.

D.	EMPLOYEES

As of December 31, 2019, we had 1,269 full-time employees, or FTEs. The following table sets forth the numbers of our FTEs categorized as of the dates indicated.

	As of December 31,
	2019	2018	2017
	(#)
Infront	1,086	975	941
WEH	581	527	411
Group & Other	183	122	73

Total FTEs(1)	1,850	1,624	1,425

(1)

Includes: (i) full-time and part-time employees with unlimited duration employment contracts or employees with limited duration employment contracts of 6 months and more, (ii) full-time and part-time workers employed with temporary firms or self-employed who have contracts longer than 6 months with us and who are integrated in the organization (for example through an email address or full access to our information), and (iii) regarding HBS in particular, event staff with a monthly wage or non-event staff with a monthly wage or paid at an hourly rate. FTEs do not include (i) trainees, (ii) apprentices and (iii) students on work placements.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

In addition to our FTEs, we use a significant number of seasonal workers and local-community volunteers to help make our owned sports events a success, as well as project specific personnel who are outsourced from and managed by labor dispatch companies.

E.	SHARE OWNERSHIP

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure that became effective immediately prior to the completion of our IPO.

The calculations in the table below are based on 206,906,934 ordinary shares, no par value, including (i) 59,939,227 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	% of Aggregate Voting Power††
Directors and executive officers(1)
Lin Zhang	—	—	—	—	—
Hengming Yang	*	—	*	*	*
Honghui Liao	*	—	*	*	*
Philippe Blatter	*	—	*	*	*
Andrew Messick(2)	*	—	*	*	*
Yimin Gao	—	—	—	—	—
Edwin Fung	—	—	—	—	—
Kenneth Jarrett	—	—	—	—	—
Principal shareholders
Wanda Sports & Media (Hong Kong) Holding Co. Ltd.(3)	—	146,967,707	146,967,707	71.03	90.75

*	Less than 1% of our Class A ordinary shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 206,906,934.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to four votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	The address of each of our directors and executive officers is c/o Wanda Sports Group Company Limited, 93 Jianguo Road, Chaoyang District, 100022 Beijing, People’s Republic of China.
(2)	Andrew Messick will resign as a director effective upon the closing of the WEH sale.
(3)

Wanda Sports & Media (Hong Kong) Holding Co. Ltd. is indirectly held by Dalian Wanda Group Co., Ltd., which is controlled by Mr. Jianlin Wang. See also “Item 4. Information on the Company—C. Organizational Structure Corporate History and Structure.” The address of Wanda Sports & Media (Hong Kong) Holding Co. Ltd. is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. The percentages represent the holding in us by both Wanda Sports & Media (Hong Kong) Holding Co. Ltd. and Infront International Holdings AG, Wanda Sports & Media (Hong Kong) Holding Co. Ltd’s wholly-owned subsidiary. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G filed by us with the SEC on February 11, 2020.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon the transfer of any Class B ordinary share to any person not affiliated with Dalian Wanda GCL, that Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Item 10. Additional Information – B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. See Note 40 to our audited consolidated financial statements for descriptions of:

•	material transactions that have been entered into with related parties;

•	material amounts due to or from related parties;

•	material loans to and from related parties; and

•	compensation of key management personnel.

The following table summarizes the items outlined in Note 40.

	For the year ended or as of December 31,
	2019	2018	2017
	(€‘000s)
Sale of goods and rendering of services to related parties	14,916	18,343	14,146
Purchase of goods and receipt of services from related parties	1,107	1,872	1,308
Amounts due from related parties	112,587	118,147	—
Amounts due to related parties	6,360	680,262	—
Interest income	255	611	787
Loans to related parties	6,058	5,420	24,266
Interest expense	2,680	7,615	19,497
Loans from related parties	44,685	—	393,833

Agreement to Terminate Option Award Agreements

On February 28, 2020, in connection with the WEH sale, we entered into a conditional agreement with World Triathlon Corporation, or WTC, and senior executives of WTC, to terminate option award agreements relating to options granted to such executives under the Management Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

Pursuant to the conditional agreement, such option award agreements will be terminated, and such options other than the IPO tranche (as defined in the respective option award agreements) under such option award agreements will be canceled, and will be replaced with a cash bonus pool (the amount of which will be determined pursuant to the terms of the conditional agreement) for the benefit of such executives and WTC upon closing of the WEH sale. Each of the WTC executives (and other employees who are not participants under the Management Equity Incentive Plan) will be eligible to receive a cash lump sum payment (the amount of which shall be determined pursuant to the terms of the conditional agreement) upon the closing of the WEH sale.

Cooperation Agreement with Dalian Wanda Group

On May 14, 2019, we entered into a Cooperation Agreement with Dalian Wanda GCL and Wanda Culture Holding Co. Limited, a subsidiary of Wanda Culture which covered the following matters:

Transfer of AWMM-related Rights and Obligations

Wanda Culture Holding Co. Limited (“WCH”), a subsidiary of Wanda Culture, entered into a multi-sponsorship, series expansion and future membership agreement with World Marathon Majors LLC, or WMM, in 2017, or the WMM Agreement. Under the WMM Agreement, WCH has the right to nominate and induct three new marathon events to become part the Abbott World Marathon Majors, or AWMM, Series, subject to each proposed event satisfying the material operations requirements of WMM through an evaluation process and certain other requirements. WCH also has certain rights to develop and organize age-group championship marathon events. Pursuant to the Cooperation Agreement, WCH transferred all of its rights to us, and we assumed all of the obligations, associated with organizing additional AWMM events and championship events. We did not make any payments in connection with the assignment and assumption agreement.

As a result of the WEH sale, we and WEH have undertaken to use reasonable best efforts to enter into an agreement within 120 days after consummation of the WEH sale with respect to the allocation of rights and obligations under the WMM Agreement. We expect, based on principles discussed to date, and subject to receipt of all third party approvals (including of WMM), that we will have the right to nominate and induct two new marathon events to become part of the AWMM Series, and that WEH will have the right to induct one new marathon race outside of China (and be responsible for all fees and expenses associated with the induction process).

Transfer of UCI Tour of Guangxi-related Rights and Obligations

Dalian Wanda GCL entered into cooperation agreements in 2016 with the People’s Government of the Guangxi Zhuang Autonomous Region of the PRC on co-hosting the UCI road cycling world tour, the women’s road cycling world tour and the UCI world cycling annual awards. Pursuant to the Cooperation Agreement, Dalian Wanda GCL assigned all of its rights to us, and we assumed all of the obligations, associated with these agreements. We did not make any payments in connection with this assignment and assumption.

Consulting and Advisory Services

We provide consulting and advisory services for sponsorship activation to members of Dalian Wanda Group in connection with its sponsorship rights for the 2018 FIFA World Cup™, 2019 FIFA Women’s World Cup™ and FIBA Basketball World Cup 2019 and, pursuant to the Cooperation Agreement, will continue to provide such services on an arm’s length basis.

Trademark License

Pursuant to the Cooperation Agreement, we have the right to use the trademarks owned by Dalian Wanda Group, including the Wanda name, in the names of our legal entities and for marketing and brand purposes, under a royalty free license with no expiration date; provided, however, that if Dalian Wanda GCL ceases to own, directly or indirectly, a majority of the total voting power of our ordinary shares, the license will terminate. We did not make any payments for the royalty free license.

Support Services

Pursuant to the Cooperation Agreement, Dalian Wanda GCL provides us with:

•	administrative support services, including, but not limited to, secretarial, conferencing and other daily office support services;

•	legal support services, including, but not limited to, contract management, risk control, compliance and other legal services;

•	technical support services, including, but not limited to, network design, optimization and maintenance, system support and upgrade, information management and support services; and

•	provision of office space and facilities; and other services agreed by the parties from time to time.

The costs for support services provided pursuant to the Cooperation Agreement shall be based on the actual costs incurred by Dalian Wanda Group and paid in accordance with the cost sharing policies of Dalian Wanda Group.

Shareholders Agreement

On May 27, 2019, we entered into a shareholders agreement, or the Shareholders Agreement, with Wanda Sports & Media (Hong Kong) Holding Co. Limited, Infront International Holdings AG and the co-investors. The Shareholders Agreement provides for certain special rights, including right of first refusal and pre-emptive rights, and contains, among others, provisions on the disposal of securities and related party transactions. Those special rights and provisions, except registration rights as described below, automatically terminated upon the completion of our initial public offering (as defined in the Shareholders Agreement).

Registration rights

We have granted certain registration rights to our shareholders under the Shareholders Agreement. Set forth below is a description of the registration rights granted thereunder.

Demand Registration Rights. At any time or from time to time after the date that is six months following the completion of an initial public offering, any of the holders of at least 50% of the registrable securities (as defined in the Shareholders Agreement) owned by (i) all of the co-investors, in the event of a co-investor initiating holder or (ii) both of Wanda Sports & Media (Hong Kong) Holding Co. Limited and Infront International Holdings AG, in the event of a Wanda initiating holder, may request in writing that we effect a registration of registrable securities. Upon receipt of such a request, we shall promptly (x) give written notice of the proposed registration to all other holders (and all such other holders shall have the right to join such registration) and (y) use reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 business days after our delivery of written notice, to be registered with the SEC. We are obligated to consummate no more than two registrations initiated by the co-investor initiating holders and no more than two registrations initiated by the Wanda initiating holders that have been declared and ordered effective.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities (except a registration statement filed in relation to a demand registration or to any employee benefit plan or a corporate reorganization), we will give each holder written notice of such registration at least 30 days prior to filing of such registration statement and, upon the written request of any holder given within 15 business days after delivery of such notice, we will include in such registration any registrable securities thereby requested to be registered by such holder. If the managing underwriters of any underwritten offering determine that marketing factors require a limitation of the number of registrable securities to be underwritten, the registrable securities will be allocated first to us, second to each of the holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration on a pro rata basis, subject to certain conditions.

Form F-3 or Form S-3 Registration Rights. If we qualify for registration on Form F-3 or Form S-3, any of the holders of at least 30% of the registrable securities owned by (i) all of the co-investors, in the event of a co-investor initiating holder or (ii) both of Wanda Sports & Media (Hong Kong) Holding Co. Limited and Infront International Holdings AG, in the event of a Wanda initiating holder, will have the right to request that we file a registration statement on Form F-3 or Form S-3, including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the SEC. Upon receipt of such a request, we shall promptly (i) give written notice of the proposed registration to all other holders and (ii) use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 business days after our delivery of written notice, to be registered with the SEC.

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with any demand, piggyback or Form F-3 or Form S-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate on the earlier of (i) the date that is the fourth anniversary of the closing of our IPO and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

Related Party Loans

At December 31, 2019, we had US$50 million (€44.7 million) remaining outstanding under the US$400 million (€353.7 million) pre-IPO promissory note issued to Wanda Sports & Media (Hong Kong) Co. Limited. In March 2019, we repaid US$350 million (€309.5 million) of the promissory note. We intend to repay the US$50 million (€46.0 million) balance from the proceeds of the WEH sale. In December 2019, we had agreed with Wanda Sports & Media (Hong Kong) Co. Limited to pay a fee in respect of the pre-IPO promissory note equating to an annualized rate of 7.8%, retroactive to March 2019, amounting to US$3.0 million (€2.7 million).

Contractual Arrangements with Respect to our VIE

See “Item 4. Information on the Company – C. Organizational Structure” for a description of the contractual arrangement between our PRC subsidiary, our VIE and their respective subsidiaries.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees Management – C. Board Practices – Employment Agreements and Indemnification Agreements.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We, the underwriters in the IPO and certain of our current and former directors were named as defendants in a putative securities class action filed in the United States District Court for the District of Oregon: Cherry Fu v. Wanda Sports Group Company Limited et al., Civil Action No. 3:19-cv-1852-BR (filed on November 18, 2019) (the “Cherry Fu Case”). The Cherry Fu Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with our IPO in July 2019. On March 3, 2020, the court appointed a lead plaintiff. On May 18, 2020, the lead plaintiff filed a notice of dismissal, voluntarily dismissing this case in its entirety without prejudice. We cannot, however, rule out the possibility that additional claims or lawsuits may be filed in the future. See also “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – We cannot rule out being named as a defendant in a future putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We may also from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We may use a portion of the proceeds of the WEH sale to return capital to our shareholders, subject to shareholder approval in the case of a dividend or share-buyback. See also “Item 4. Information on the Company— A. History and Development of the Company— The WEH Sale.” Other than in connection with the WEH sale, we currently have no plan to declare or pay any dividends in the near future on our ordinary shares.

We are a holding company incorporated in Hong Kong. We rely on dividends from our subsidiaries, principally Infront, for our cash requirements, including any payment of dividends to our shareholders. Our subsidiaries are subject to the laws and regulations applicable to them and their articles of association in declaring and paying dividends to us. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Operations in China – Risks Related to Our VIE Arrangements – We are subject to Chinese foreign exchange controls that could limit our access to cash from our operations in China.” We currently are subject to restrictions on our ability to pay dividends under our debt instruments.

Were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. Dividends must be paid in accordance with the procedures and requirements specified in our Articles of Association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Hong Kong law. The payment and the amount, form and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory and contractual restrictions on the payment of dividends by us, future prospects and other factors that our directors may consider relevant.

Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Hong Kong law. Holders of our ordinary shares will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the ordinary shares. Holders of our ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our Class A ordinary shares, less the fees and expenses payable under the deposit agreement. If we pay any cash dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary will then pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ADSs, with every two ADSs representing three Class A ordinary shares, have been listed on the Nasdaq Global Select Market since July 26, 2019 and trade under the symbol “WSG.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs, with every two ADSs representing three Class A ordinary shares, have been listed on the Nasdaq Global Select Market since July 26, 2019 under the symbol “WSG.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our second amended and restated articles of association contained in our F-1 registration statement (File No. 333-232004), as amended, initially filed with the Securities and Exchange Commission on June 7, 2019.

C.	MATERIAL CONTRACTS

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract.

D.	EXCHANGE CONTROL

Regulations on Foreign Currency Exchange

The PRC government imposes controls on the convertibility of the Chinese yuan into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration on Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. Approval from, or registration with, appropriate government authorities is required when the Chinese yuan is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Because of substantial capital outflows from China in 2016 due to the weakening of the Chinese yuan relative to other currencies, the PRC government imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Under regulations promulgated by SAFE, including the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendices, PRC residents are required to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, established for the purpose of raising overseas financing based on such PRC residents’ assets or equity interests in PRC domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose company.” These regulations also require amendment to the registration in the event of any significant changes with respect to the special purpose company, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose company fails to complete the required SAFE registration, the PRC subsidiary of that special purpose company may be prohibited from making profit distributions and from carrying out subsequent cross-border foreign exchange activities, and the special purpose company may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the requirements described above may result in liability under PRC law for evasion of foreign exchange controls.

E.	TAXATION

The following discussion of Hong Kong and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Hong Kong Taxation

Profits tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. Generally, gains arising from disposal of the ADSs or the underlying ordinary shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes the ordinary shares underlying the ADSs but not the ADSs. Even if the ADSs are caught under the definition of “stocks,” they would not be considered “Hong Kong stocks” under the SDO since the transfer of the ADSs are not required to be registered in Hong Kong given that the books for the transfer of ADSs are located in the United States. The transfer of ADSs is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

U.S. Federal Income Taxation

The following sets forth the material U.S. federal income tax consequences of the ownership of Class A ordinary shares and ADSs by a U.S. holder, as defined below. This summary is based on U.S. federal income tax laws, including the U.S. Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a Class A ordinary share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax, persons holding our Class A ordinary shares or ADSs through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation, holders treated as U.S. expatriates, holders required to report income no later than when such income is reported on an “applicable financial statement,” and holders of 10% or more of our shares by vote or value) are subject to special tax treatment. In addition, this summary does not address any foreign, state, local or other tax consequences of investments in our Class A ordinary shares or ADSs. We have not received, not do we expect to seek a ruling from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

This summary addresses only Class A ordinary shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code. As used herein, a “U.S. holder” is a beneficial owner of Class A ordinary shares or ADSs, as the case may be, that is:

•	a citizen or resident of the United States as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust

○	the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code; or

○	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Class A ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class A ordinary shares or ADSs, you are urged to consult your tax advisor.

We urge U.S. holders to consult their own tax advisors concerning the U.S. federal, state and local and other tax consequences to them of the purchase, ownership and disposition of Class A ordinary shares or ADSs.

This summary is based in part on the assumption that each obligation under the deposit agreement and any related agreement will be performed in accordance with its respective terms. Subject to the discussion in the next paragraph, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the Class A ordinary shares represented by the ADSs. Accordingly, withdrawals or deposits of Class A ordinary shares in exchange for ADSs generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concern that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying Class A ordinary shares (for example, pre-releasing ADSs to persons who do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the discussion on the creditability of Hong Kong taxes, or other non-U.S. withholding taxes (if any), and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying Class A ordinary shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying Class A ordinary shares.

Special adverse U.S. federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a passive foreign investment company, or PFIC, for any taxable year during which the U.S. holder held shares or ADSs, as discussed in more detail below. U.S. holders are urged to consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of Class A ordinary shares or ADSs.

Taxation of Dividends

Subject to the application of the PFIC rules discussed below, U.S. holders will include the gross amount of any distribution received with respect to Class A ordinary shares or ADSs (before reduction for Hong Kong or any other non-U.S. withholding taxes), to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), as ordinary income in their gross income on the date such distribution is actually or constructively received. As discussed below, for certain U.S. holders, dividends may be eligible for a reduced rate of taxation. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its Class A ordinary shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Class A ordinary shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and U.S. holders should therefore assume that any distribution by us with respect to Class A ordinary shares or ADSs will constitute ordinary dividend income. The amount of the dividend will be the U.S. dollar value of the Hong Kong dollar payments received. This value will be determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of Class A ordinary shares, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Hong Kong dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have basis in such Hong Kong dollars equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Hong Kong dollars will generally be treated as U.S. source ordinary income or loss. If the Hong Kong dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, for any Hong Kong, PRC or other non-U.S., taxes withheld from dividends. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income.” An eligible U.S. holder that does not elect to claim a foreign tax credit for non-U.S. tax withheld may instead be eligible to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding but only for the year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing U.S. foreign tax credits are very complex and U.S. holders are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Subject to applicable exceptions with respect to short-term and hedged positions, qualified dividends received by non-corporate U.S. holders from a qualified corporation may be eligible for reduced rates of taxation. Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The United States and Hong Kong do not have a comprehensive income tax treaty that meets these requirements. Additionally, qualified foreign corporations include corporations whose stock is readily tradable on an established securities market in the United States. IRS guidance indicates that our ADSs (which are listed on the Nasdaq Global Select Market) are readily tradable for purposes of satisfying the conditions required for these reduced tax rates. We do not expect, however, that our Class A ordinary shares will be listed on an established securities market in the United States and therefore do not believe that any dividends paid on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. Subject to the PFIC discussion below, we therefore believe that we are a qualified foreign corporation and that dividends received by U.S. investors with respect to our ADSs will be qualified dividends. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends.

Passive Foreign Investment Company Considerations

Special adverse U.S. federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a PFIC, for any taxable year during which the U.S. holder held shares or ADSs. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income (the “income test”), or (ii) 50% or more of the average fair market value of its assets (determined quarterly) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents and certain gains from the sale of stock and securities. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income. Further, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs of which a U.S holder would be an indirect shareholder. The determination of whether a foreign corporation is a PFIC is made annually.

We do not believe that we were a PFIC for the year ended December 31, 2018 because we did not meet either the income test or the asset test. We do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC for the fiscal year ending December 31, 2019 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns Class A ordinary shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our Class A ordinary shares or ADSs.

If we were classified as a PFIC for any taxable year during which a U.S. holder holds our Class A ordinary shares or ADSs, the U.S. holder would generally not receive capital gains treatment upon the sale of the Class A ordinary shares or ADSs and would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Class A ordinary shares or ADSs or upon the receipt of certain distributions treated as “excess distributions,” unless the U.S. holder makes the mark-to-market election described below. An excess distribution generally would be any distribution to a U.S. holder with respect to Class A ordinary shares or ADSs during a single taxable year that exceeds 125% of the average annual distributions received by a U.S. holder with respect to Class A ordinary shares or ADSs during the three preceding taxable years or, if shorter, during the U.S. holder’s holding period for the Class A ordinary shares or ADSs.

QEF Election. The PFIC rules outlined above also would not apply to a U.S. holder if such holder alternatively elected to treat us as a qualified electing fund, or QEF. An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide U.S. holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.

“Mark-to-Market” Election. In certain circumstances, a holder of marketable stock (as defined below) of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock.

For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

A U.S. holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. holder’s Class A ordinary shares or ADSs that are “marketable stock” at the close of the taxable year over the U.S. holder’s adjusted tax basis in such Class A ordinary shares or ADSs. An electing U.S. holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. holder’s adjusted tax basis in such Class A ordinary shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income pursuant to the mark-to-market election. The adjusted tax basis of a U.S. holder’s Class A ordinary shares or ADSs with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. holder makes an effective mark-to-market election with respect to our Class A ordinary shares or ADSs, gains from an actual sale or other disposition of such Class A ordinary shares or ADSs in a year in which we are a PFIC would be treated as ordinary income, and any losses incurred on such sale or other disposition would be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors are urged to consult their own tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

Notwithstanding any election made with respect to our shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate described above in “—Taxation of Dividends.” Instead, such dividends would be subject to tax at ordinary income rates.

If we are classified as a PFIC in any year with respect to a U.S. holder, such U.S. holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our Class A ordinary shares and ADSs, and certain U.S. holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership interest.

U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding Class A ordinary shares or ADSs if the Company were considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the application of the PFIC rules discussed above, upon a sale or other disposition of Class A ordinary shares or ADSs, a U.S. holder will recognize a gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such Class A ordinary shares or ADSs. Such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the U.S. holder’s holding period for such Class A ordinary shares or ADSs exceeds one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. A U.S. holder’s adjusted tax basis in its Class A ordinary shares or ADSs will generally be the cost to the holder of such Class A ordinary shares or ADSs. Any such gains or losses realized by a U.S. holder upon disposal of the Class A ordinary shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

Dividends paid on Class A ordinary shares or ADSs to a U.S. holder, or proceeds from a U.S. holder’s sale or other disposition of Class A ordinary shares or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. holder:

•	is a corporation or other exempt recipient, and, when required, demonstrates this fact; or

•

provides a correct taxpayer identification number on a properly completed U.S. IRS Form W-9 or other appropriate form which certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the IRS. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the IRS. All holders are urged to consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption.

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets (which may include our Class A ordinary shares or ADSs) are required to report information relating to such assets, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our Class A ordinary shares and ADSs.

Additional Tax on Investment Income

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, Class A ordinary shares or ADSs, subject to certain limitations and exceptions.

F.	DIVIDENDS AND PAYING AGENT

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

As allowed by the SEC, in “Item 19. Exhibits” of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at http://investor.wsg.cn/. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon written request.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK

We are exposed to market risks from changes in market rates and prices, including movements in interest rates and foreign currency exchange rates. Our senior management oversees the management of these risks, and is supported by a financial risk team that advises on financial risks and the appropriate financial risk governance framework. For further discussion of our market risk, and our risk management objectives and policies with respect thereto, see Note 27 to our audited consolidated financial statements.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

We manage our interest rate risk generally by having a balanced portfolio of fixed and variable rate loans and borrowings. In addition, we may enter into interest rate swaps or option agreements, in which we agree to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. At December 31, 2019, after taking into account the effect of interest rate swaps, 21% of our borrowings are at a fixed rate of interest (as compared to none and 66% as of December 31, 2018 and 2017, respectively).

For further information on interest rate sensitivity, see Note 27 to our audited consolidated financial statements.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when cash flows are denominated in a currency other than euros—transaction exposure) and our net investments in subsidiaries with a functional currency other than euros (translation exposure). We are also subject to foreign currency risk on our intercompany balances which arise from normal operations and working capital needs.

We manage our foreign currency risk by entering into hedges to mitigate fluctuations in foreign exchange risk between euros and U.S. dollars. We hedge our exposure to fluctuations on the translation into euro of our foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards.

When a derivative is entered into for the purpose of being a hedge, we negotiate the terms of the derivative to match the terms of the hedged exposure. For hedges of forecast transactions, the derivative covers the period of exposure from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable or payable that is denominated in the foreign currency.

For further information on foreign currency sensitivity, see Note 27 to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Expenses

As an ADS holder, you are required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you are also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in Hong Kong (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (through DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

You are responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019, we have received approximately US$3.0 million (€2.7 million) of such reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information – B. Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-232004) in relation to our IPO of 23,800,000 ADSs representing 35,700,000 Class A ordinary shares, at an initial offering price of US$8.00 per ADS.

The registration statement was declared effective by the SEC on July 26, 2019. The total expenses incurred in 2019 for our account in connection with our IPO were approximately US$21.3 million (€19.0 million), which included US$11.0 million (€9.8 million) in underwriting discounts and commissions for the IPO and approximately US$10.3 million (€9.2 million) in other costs and expenses for our IPO.

We received proceeds of approximately US$179.4 million (€160.9 million) from our IPO after deducting underwriting commissions. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2019, we used the full amount of the proceeds of our IPO, together with cash on hand, to repay $200 million (€178.1 million) of the amounts outstanding under a 364-day term loan facility entered into in March 2019 and related costs.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2019, because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which we addressed our internal control over financial reporting. Following the IPO, we set up an internal control department to enhance internal control. We have implemented, and are continuing to implement, a number of measures to address the material weaknesses identified in our registration statement on Form F-1, as amended (File Number 333-232004). The implementation of these measures is still in progress, and therefore the material weaknesses have not yet been fully addressed and still existed as of December 31, 2019.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, we and our independent registered public accounting firm identified the same two material weaknesses in our internal control over financial reporting that still existed at December 31, 2019.

Insufficient quantity of dedicated resources and experienced personnel involved in designing and reviewing internal controls

The first material weakness identified relates to our lack of dedicated resources and experienced personnel involved in the designing and reviewing of internal controls over financial reporting. Related significant deficiencies identified include our lack of effective process over the identification and disclosure of related parties and related party transactions, and ineffective management review controls for certain complex and non-routine transactions.

We will continue to implement measures to address this material weakness and the significant deficiencies identified, including:

•	hiring and involve additional financial reporting professionals with IFRS and SEC reporting experience in regard to the finance and accounting function;

•

organizing regular training and education for accounting and financial reporting personnel, particularly training related to complex accounting standards, requirements of internal control over financial reporting under the Sarbanes-Oxley Act, the internal control framework of the Committee of Sponsoring Organizations of the Treadway Commission and developments on IFRS and SEC accounting and reporting requirements;

•

preparing and distributing an accounting policy manual to each subsidiary to unify the accounting policies adopted, as well as the presentation of the financial statements, among all the entities of our group, and setting up controls to monitor the application of the accounting policies at each subsidiary;

•

upgrade the financial information systems to improve the automation of the financial reporting and consolidation functions in order to reduce manual work for data collection and consolidation processes;

•

developing an accounting policy manual for related financial reporting functions for non-recurring complex transactions and period-end financial statement close process, and communicating and implementing the provisions of the manual;

•

enhancing the internal control function with sufficient resources and experienced personnel to be responsible for identifying risks and changes to our group and designing and monitoring control activities to address the risks, especially for non-recurring and complex transactions on a timely basis to ensure our financial statements and relevant disclosures were appropriately prepared and reviewed;

•	improving the management review over consolidation and financial information of ours and our foreign subsidiaries; and

•

establishing corresponding requirements to contain the preparation of documentation or technical memos as an element of the financial reporting process in order to support in preparing journal entries, especially for non-recurring and complex transitions, and financial statement disclosures.

Lack of sufficient segregation of duties between sales and execution of contracts, invoicing and implementation of services to prevent and detect fraud

We and our independent registered public accounting firm have identified a second material weakness in our internal control over financial reporting that relates to lack of segregation at Infront of duties between sales and execution of contracts, invoicing and implementation of services to prevent and detect fraud. Infront has reached settlements with the vast majority of affected advertising clients and continues to follow up with a small number of others (including some that have not responded despite repeated outreach). The overall investigation of the State Attorney for the Canton of Thurgau, Switzerland, is ongoing, and Infront continues to cooperate with the investigation. See also “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Industry and Business – We could be adversely affected by negative media coverage of illegal or unethical conduct of participants in the sports ecosystem or of other negative developments affecting individual sports or individual events.”

On May 24, 2019, Infront announced that it had discovered fraudulent activities relating to perimeter board advertising for football matches in Germany governed by the DFB that are presumed to have been committed by one of its former senior employees. As noted in the Infront Announcement, Infront first became aware of certain of these activities following notification by the public prosecutor in Thurgau, Switzerland of a pending criminal investigation against the former employee relating to “disloyal and unfaithful business mismanagement” under the Swiss Criminal Code. Following the public prosecutor’s initial notification, the former employee in question was dismissed. Infront has applied to constitute itself as a victim in this criminal procedure and continues to cooperate fully with the prosecuting authorities. The activities involved providing clients with less advertising time than contractually specified, artificially creating a surplus of advertising time and revenue. Infront’s internal investigation has provided reason to believe that the former employee transferred surplus revenues generated by his activities out of Infront.

Infront has taken various external actions, including alerting affected clients and offering compensation for the contractually specified advertising time that was not delivered, based on an assessment over the period of the applicable statute of limitations, namely ten years. The offer of compensation has been accounted for in 2019 as a reduction in revenue and a contract liability.

We continue to be in the process of implementing a number of measures to address this material weakness, including:

•

enhancing proper operational controls in order to monitor whether the promised services and goods are delivered to customers and corresponding acceptance is obtained from the customer for such services and goods on a regular basis. Any exceptions are to be reported to an appropriate level of management on a timely basis;

•	testing whether the new controls are both designed and operated effectively; and

•	setting up more comprehensive controls over procurement function, including the vendor selection process and performance review of vendors.

The full set of measures to remediate the segregation of duty material weakness, as well as its sustainable impacts, are currently in progress, and are expected to be finalized by the end of 2020. Our remediation measures may not be sufficient to remediate our material weakness or significant deficiencies in a timely manner, or at all. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Industry and Business – If we fail to implement and maintain an effective system of internal controls, including through the remediation of any material weaknesses or significant deficiencies that have been or may be identified, we may be unable to report our results of operations accurately, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at http://investor.wsg.cn/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2019	2018
	(€ ‘000s)
Audit and Audit-related fees(1)	891	950
Tax fees(2)	—	—
All other fees	187	8

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and fees for assurance services rendered in connection with our IPO in 2019.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Hong Kong company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules and for so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including from the rule that a majority of our board of directors must be independent directors.

Even if we cease to be a “controlled company,” Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Hong Kong, which is our home country, differ significantly from the Nasdaq Stock Market Rules. We currently follow home country practice with respect to quorum requirements for our shareholder meetings. Paul, Weiss, Rifkind, Wharton & Garrison LLP has provided a letter to the Nasdaq Stock Market certifying that under Hong Kong law we are not required for the meetings of our shareholders to have a quorum representing at least 33 1/3% of the outstanding shares of the our common voting stock. Instead, under Hong Kong law and our articles of association, two shareholders present in person or by proxy and entitled to vote will constitute a quorum, subject to limited exceptions. We also expect to follow our home country practice with respect to the composition of all or some of our board committees after July 26, 2020, the date on which our phase-in period under NASDAQ Stock Market Rules is set to expire, and will update the Nasdaq Stock Market accordingly.

In addition, Nasdaq Stock Market Rules require shareholder approval for certain matters, such as

•	adoption of equity compensation plans and material revisions to those plans;

•	issuances of additional equity securities in private placements in excess of 20% of our outstanding equity securities or 20% of the voting power of our outstanding securities;

•	issuances of securities that will result in a change of control; and

•	issuance of securities in connection with acquisitions of stock or assets of another company,

which are not required under Hong Kong law. We intend to follow the home country practice in determining whether shareholder approval is required.

In accordance with Nasdaq Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://investor.wsg.cn/financials/sec-filings.

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our ADSs – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Wanda Sports Group Company Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Second Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-1, as amended (File No. 333-232004))

2.1	Form of the Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-232004))

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-232004))

2.3	Form of Deposit Agreement between the Registrant, Deutsche Bank Trust Company Americas, as depositary, and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.1	Management Equity Incentive Plan dated July 5, 2019 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.2	Exclusive Call Option Agreement among our VIE and its shareholders and Infront China, dated March 14, 2019 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.3	Exclusive Services Agreement among our VIE and its shareholders and Infront China dated March 14, 2019 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.4	Pledge Contract among our VIE and Infront China, dated March 14, 2019 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.5	Powers of Attorney granted by each shareholder of our VIE dated March 14, 2019 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.6	Share Exchange Agreement dated April 8, 2019 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.7	Shareholders’ Agreement dated May 27, 2019 (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.8	Credit facility of Infront Sports and Media AG dated May 18, 2018 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.9	Amendment to the credit facility of Infront Sports and Media AG dated November 21, 2018 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.10	Cooperation Agreement among the Registrant, Dalian Wanda GCL and Wanda Culture Holding Co. Limited, dated May 14, 2019 (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-232004))

4.11*	Senior 364-day term loan facility of the Registrant dated March 11, 2020

4.12*†	Stock purchase agreement entered into between the Registration and Advance dated March 26, 2020

4.13*	Credit facility of World Triathlon Corporation dated August 15, 2019

8.1	Principal subsidiaries and VIE of the Registrant (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1, as amended (File No. 333-232004))

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-232004))

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Jingtian & Gongcheng Attorneys at Law

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Furnished herewith.
†

Certain information has been excluded from this exhibit pursuant to paragraph (4)(a) of the Instructions as to Exhibits of Form 20-F. The Registrant hereby undertakes to furnish an unredacted copy of the exhibit upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Wanda Sports Group Company Limited

By:	/s/ Hengming Yang
Name: Hengming Yang
Title: Chief Executive Officer

Date: May 22, 2020

WANDA SPORTS GROUP COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wanda Sports Group Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wanda Sports Group Company Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standards

As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers, leases and financial instruments in 2018 and 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Beijing, The People’s Republic of China

May 22, 2020

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

		Years ended December 31,
		2019	2018	2017
	Notes	€	€	€
Revenue	11	1,030,080	1,129,186	954,598
Cost of sales		(686,360)	(763,793)	(624,093)
Gross profit		343,720	365,393	330,505
Personnel expenses	14	(163,582)	(144,433)	(135,105)
Selling, office and administrative expenses	16	(68,677)	(52,043)	(54,710)
Depreciation and amortization		(36,295)	(32,846)	(22,129)
Impairment of goodwill	23	(254,326)	—	—
Other operating income/(expenses), net	12	2,432	(26,801)	2,882
Finance costs	13	(80,002)	(53,711)	(53,300)
Finance income	13	2,315	11,842	27,871
Share of profit of associates and joint ventures	8, 9	1,763	5,566	509

(Loss)/profit before tax		(252,652)	72,967	96,523
Income tax	17	(21,184)	(18,955)	(17,731)

(Loss)/profit for the year		(273,836)	54,012	78,792

Attributable to:
Equity holders of the parent		(275,645)	51,646	77,203
Non-controlling interests		1,809	2,366	1,589

		(273,836)	54,012	78,792

(Loss)/earnings per share attributable to ordinary equity holders of the parent	18
Basic		(1.45)	0.31	0.46
Diluted		(1.45)	0.30	0.44

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

		Years ended December 31,
		2019	2018	2017
	Notes	€	€	€
(Loss)/profit for the year		(273,836)	54,012	78,792
Other comprehensive income
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods (net of tax):
Net gain/(loss) on cash flow hedges	15	1,942	5,092	(2,216)
Exchange differences on translation of foreign operations	15	2,353	(2,957)	(3,751)

Net other comprehensive gain/(loss) to be reclassified to profit or loss in subsequent periods		4,295	2,135	(5,967)

Other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement (loss)/income on defined benefit plans	15	(2,057)	(760)	352

Net other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods		(2,057)	(760)	352

Other comprehensive income/(loss) for the year, net of tax	15	2,238	1,375	(5,615)

Total comprehensive (loss)/income for the year, net of tax		(271,598)	55,387	73,177

Attributable to:
Equity holders of the parent		(273,595)	52,682	71,715
Non-controlling interests		1,997	2,705	1,462

		(271,598)	55,387	73,177

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

		December 31, 2019	December 31, 2018
	Notes	€	€
ASSETS
CURRENT ASSETS
Cash and cash equivalents	30	163,225	177,048
Trade and other receivables	29	264,041	299,898
Accrued income	22	10,498	6,474
Contract assets	22	53,541	39,714
Inventories	28	9,395	5,935
Income tax receivables		13,594	8,816
Other assets	24	81,001	81,561

		595,295	619,446
Assets held for sale	38	8,125	—

		603,420	619,446

NON-CURRENT ASSETS
Long-term receivables		6,808	6,271
Investments in associates and joint ventures	8,9	3,277	5,551
Property, plant and equipment	19	26,294	26,048
Right of use assets	20	35,249	35,789
Intangible assets	21	486,933	423,488
Goodwill	7,23	537,585	677,326
Contract assets	22	10,268	9,077
Deferred tax assets	17	23,063	24,562
Other assets	24	63,164	54,953

		1,192,641	1,263,065

TOTAL ASSETS		1,796,061	1,882,511

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	36	173,855	816,451
Interest-bearing liabilities	25	204,583	25,487
Lease liabilities	37	10,041	9,863
Accrued expense	33	69,846	83,516
Deferred income		5	7
Contract liabilities	33	199,900	185,681
Other liabilities	24	19,208	17,097
Income tax payable		21,787	31,009
Provisions	32	9,234	3,419

		708,459	1,172,530
Liabilities directly associated with the assets held for sale	38	6,975	—

		715,434	1,172,530

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

		December 31, 2019	December 31, 2018
	Notes	€	€
NON-CURRENT LIABILITIES
Interest-bearing liabilities	25	641,085	535,630
Lease liabilities	37	29,154	28,841
Accrued expenses	33	3,051	4,941
Deferred income		—	10
Contract liabilities	33	17,271	13,485
Deferred tax liabilities	17	99,202	82,941
Provisions	32	3,936	8,576
Long-term payroll payables	34	15,336	12,770
Other liabilities	24	43,578	31,802

		852,613	718,996

TOTAL LIABILITIES		1,568,047	1,891,526

EQUITY
Share capital	31	1,520,816	1,520,816
Reserves		(813,300)	(1,321,685)
Accumulated deficit		(483,211)	(207,566)

Equity/(deficit) attributable to equity holders of the parent		224,305	(8,435)
Non-controlling interests		3,709	(580)

TOTAL EQUITY/(DEFICIT)		228,014	(9,015)

TOTAL LIABILITIES AND EQUITY		1,796,061	1,882,511

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

	Attributable to equity holders of the parent
	Share capital (Note 31)	Capital reserve	Other comprehensive losses (Note 15)	Accumulated deficit	Total	Non- controlling interests	Total equity/(deficit)
	€	€	€	€	€	€	€
As at December 31, 2018	1,520,816	(1,305,643)	(16,042)	(207,566)	(8,435)	(580)	(9,015)
(Loss)/profit for the year	—	—	—	(275,645)	(275,645)	1,809	(273,836)
Other comprehensive income/(loss) for the year:
Remeasurement loss on defined benefit plans	—	—	(2,053)	—	(2,053)	(4)	(2,057)
Net gain/(loss) on cash flow hedges	—	—	1,965	—	1,965	(23)	1,942
Exchange differences on translation of foreign operations	—	—	2,138	—	2,138	215	2,353

Total comprehensive income/(loss) for the year	—	—	2,050	(275,645)	(273,595)	1,997	(271,598)
Deemed contribution	—	338,915	—	—	338,915	—	338,915
Repurchase of shares	—	(1,219)	—	—	(1,219)	1,219	—
Contribution from shareholder	—	120	—	—	120	—	120
Acquisition of subsidiaries (Note 7)	—	—	—	—	—	1,073	1,073
Share-based payment	—	13,783	—	—	13,783	—	13,783
Issuance of ordinary A shares, net of issuance costs	—	154,736	—	—	154,736	—	154,736

As at December 31, 2019	1,520,816	(799,308)	(13,992)	(483,211)	224,305	3,709	228,014

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

		Attributable to equity holders of the parent
		Share capital (Note 31)	Capital reserve	Other comprehensive losses (Note 15)	Accumulated deficit	Total	Non- controlling interests	Total equity/(deficit)
	Notes	€	€	€	€	€	€	€
As at December 31, 2017		1,520,816	(1,310,237)	(17,010)	(247,533)	(53,964)	(5,409)	(59,373)
Changes in accounting policies	2.4	—	—	(68)	556	488	(31)	457
As at January 1, 2018		1,520,816	(1,310,237)	(17,078)	(246,977)	(53,476)	(5,440)	(58,916)
Profit for the year		—	—	—	51,646	51,646	2,366	54,012
Other comprehensive income/(loss) for the year:
Remeasurement loss on defined benefit plans		—	—	(717)	—	(717)	(43)	(760)
Net gain on cash flow hedges		—	—	4,802	—	4,802	290	5,092
Exchange differences on translation of foreign operations		—	—	(3,049)	—	(3,049)	92	(2,957)

Total comprehensive income for the year		—	—	1,036	51,646	52,682	2,705	55,387
Increase in non-controlling interests		—	1,703	—	—	1,703	(413)	1,290
Deemed contribution		—	—	—	(12,235)	(12,235)	—	(12,235)
Share-based payment		—	2,891	—	—	2,891	124	3,015
Acquisition of a subsidiary		—	—	—	—	—	2,444	2,444

As at December 31, 2018		1,520,816	(1,305,643)	(16,042)	(207,566)	(8,435)	(580)	(9,015)

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

	Attributable to equity holders of the parent
	Share capital (Note 31)	Capital reserve	Other comprehensive losses (Note 15)	Accumulated deficit	Total	Non- controlling interests	Total equity/(deficit)
	€	€	€	€	€	€	€
As at January 1, 2017	1,520,816	(1,324,093)	(11,522)	(179,124)	6,077	(160)	5,917
Profit for the year	—	—	—	77,203	77,203	1,589	78,792
Other comprehensive income/(loss) for the year:
Remeasurement gain on defined benefit plans	—	—	344	—	344	8	352
Net loss on cash flow hedges	—	—	(2,166)	—	(2,166)	(50)	(2,216)
Exchange differences on translation of foreign operations	—	—	(3,666)	—	(3,666)	(85)	(3,751)

Total comprehensive income for the year	—	—	(5,488)	77,203	71,715	1,462	73,177
Increase in non-controlling interests	—	6,918	—	—	6,918	(6,711)	207
Share-based payment	—	6,938	—	—	6,938	—	6,938
Dividends*	—	—	—	(145,612)	(145,612)	—	(145,612)

As at December 31, 2017	1,520,816	(1,310,237)	(17,010)	(247,533)	(53,964)	(5,409)	(59,373)

*	In 2017, Infront Holding AG, the subsidiary of the Group, declared dividends of €145,612, which were offset with the loan and other receivable due from shareholders at that time.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

	Years ended December 31,
	2019	2018	2017
	€	€	€
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit for the year	(273,836)	54,012	78,792
Adjustments for:
Income tax	21,184	18,955	17,731
Depreciation and amortization	36,295	32,846	22,129
Other financial results	3,414	9,364	5,461
Foreign exchange differences	3,012	9,092	1,661
Net loss/(gain) on disposal of property, plant and equipment and intangible assets	149	354	(293)
Share of profit of associates and joint ventures	(1,763)	(5,566)	(509)
Fair value gains	562	757	902
Share-based payment	21,676	8,723	16,377
Impairment of goodwill	254,326	—	—
Impairment of inventories	700	376	492
Provisions	9,247	157	10,311
Bad debt	4,132	32,054	5,206
Other non-cash items	2,604	(1,174)	595

	81,702	159,950	158,855
Working capital adjustments:
Change in trade and other receivables, prepaid expenses, contract assets and accrued income	25,866	(72,305)	(36,567)
Change in trade and other payables, other current liabilities, accrued expenses, contract liabilities and deferred income	(33,204)	13,482	33,991
Utilization of provision	(8,689)	(1,950)	(7,312)
Changes in other non-current liabilities	390	(1,105)	8,036
Changes in inventories	(4,018)	(3,017)	(1,165)
Tax paid	(34,322)	(28,467)	(10,160)

Net cash flows from operating activities	27,725	66,588	145,678

Continued/…

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

	Years ended December 31,
	2019	2018	2017
	€	€	€
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries	(95,830)	(8,078)	(87,030)
Contingent consideration and liabilities from business combination paid	(22,532)	(9,849)	(8,450)
Acquisition of investment in equity instruments	(5,467)	(7,931)	—
Purchases of property, plant and equipment and intangible assets	(14,944)	(14,151)	(13,023)
Proceeds from sale of property, plant and equipment and intangible assets	260	381	564
Restricted cash, net	(11)	67	120
Disposal of a subsidiary	—	369	372
Collection of loans	493	—	—
Granting of loans	(25)	(19,590)	(22,422)
Dividends received from investments	4,889	1,662	—
Purchase of financial instruments	(3,420)	—	—
Purchase of bank certificates of deposit	—	—	(27,564)
Settlement of bank certificates of deposit	—	—	53,291

Net cash flows used in investing activities	(136,587)	(57,120)	(104,142)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	714,161	350,000	115,268
Repayment of borrowings	(748,922)	(377,162)	(38,649)
Increase in non-controlling interest	—	1,290	207
Capital contribution	120	2,541	—
Repayment of the principal portion of the lease liability	(11,751)	(9,934)	—
Net proceeds from issuance of ordinary shares	160,862	—	—
Costs that directly attributable to offering	(3,901)	—	—
Payment of restricted stock units	(13,813)	—	—
Payment of debt issuance costs	(3,581)	—	—
Cross Currency Swap Settlement	—	(32,185)	—
Change in other non-current liabilities from third parties	(62)	1	150

Net cash flows from/(used in) financing activities	93,113	(65,449)	76,976
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(15,749)	(55,981)	118,512

Cash and cash equivalents at beginning of year	177,048	230,419	124,344
Transfer to assets held for sale	(273)	—	—
Effect of foreign exchange rate changes, net	2,199	2,610	(12,437)

CASH AND CASH EQUIVALENTS AT END OF YEAR	163,225	177,048	230,419

Supplemental disclosures:
Interest paid in operating activities*	52,268	35,222	45,254

*	During 2019, the amount of €1,149 (2018: €968) for the repayment of the interest portion of the lease liability is included in interest paid in operating activities.

The accompanying notes are an integral part of the consolidated financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

1.	Corporate information

Wanda Sports Group Company Limited (the “Company”), founded on November 28, 2018, is a listed company incorporated and domiciled in Hong Kong SAR, People’s Republic of China (“PRC”). The registered office is located in Hong Kong. The Company went public on July 26, 2019 in the NASDAQ stock market.

In 2019, the Company underwent a series of reorganization steps (the “Reorganization”). The Company entered into a series of contractual agreements to transfer the business operations of Infront Holding AG (“IHAG”), Wanda Sports Co., Ltd. (“WSC”) and Wanda Sports Holdings (USA) Inc. (“WSH”) to the Company:

•

On March 6, 2019, a contribution and issuance agreement was entered into between the Company and Infront International Holdings AG (“IIHAG”), pursuant to which IIHAG contributed 94.3% of the share capital of IHAG to the Company for 92,216,208 newly issued Class B ordinary shares of the Company;

•

On March 14, 2019, a contribution and issuance agreement was entered between the Company and Wanda Sports & Media (Hong Kong) Holding Co. Limited (“WSM”), pursuant to which WSM contributed 5.7% of the share capital of IHAG outstanding as of the date thereof it had acquired or had agreed to acquire from certain management members of IHAG, to the Company for 5,878,399 Class B newly issued shares of the Company. By the end of 2019, WSM had acquired all such shares and contributed them to the Company.

•

On March 14, 2019, variable interest entity (“VIE”) agreements were entered into among Dalian Wanda Group Co., Ltd. (“WG”, an entity controlled by the ultimate controlling shareholder, Mr. Jianlin Wang, and holding a 10% equity interest of WSC), Beijing Wanda Culture Industry Group Co., Ltd. (“BWCIGC”, a subsidiary of WG, holding an 85% equity interest of WSC), Mr. Jianlin Wang (the ultimate controlling shareholder of WG, holding a 5% equity interest of WSC) and Infront Sports & Media (China) Co. Ltd. (“Infront China”), a subsidiary of IHAG, pursuant to which a contractual arrangement was established among Infront China, WSC’s nominee shareholders and WSC whose businesses include those restricted from foreign investment under People’s Republic of China (“PRC”) law, conferring Infront China the right to control over and to receive variable returns from WSC. As a result of the VIE agreements, WSC was consolidated as an indirect subsidiary of the Company. Meanwhile, the Company entered into a contribution and issuance agreement with WSM, WG, BWCIGC and Mr. Jianlin Wang, pursuant to which the Company agreed to allot and issue 32,346,028 Class B ordinary shares to WSM, which will hold these shares on behalf and for the benefits of WG, BWCIGC and Mr. Jianlin Wang. WG, BWCIGC, Infront China and WSC were under the common control of Mr. Jianlin Wang before and after the arrangements; and

•

On March 14, 2019, a contribution and issuance agreement was entered into between the Company and WSM, pursuant to which WSM contributed 100% of the share capital of WSH to the Company in exchange for 38,890,537 newly issued Class B ordinary shares of the Company and a receivable of US$400 million (approximately €353,732) in cash. A promissory note of US$400 million (approximately €353,732) was issued by the Company to WSM. The promissory note was used to be interest free and repayable on demand before the Group has reached a supplemental agreement regarding to the outstanding balances in December 2019.

The aforesaid Reorganization was completed in March 2019, and the Company became the holding company of the subsidiaries comprising the Group. The Company and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the distribution of rights, hosting broadcast, digital media and entertainment, program production, event operations and licensing, brand development and sponsorships. Information on the Group’s structure is provided in Note 6. Information on other related party relationships of the Group is provided in Note 40.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies

2.1	Basis of preparation

The Company and the companies comprising the Group are under the common control of the controlling shareholders before and after the Reorganization. Accordingly, the financial statements have been prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period.

The consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows of the Group for the relevant periods include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated statements of financial position of the Group as at December 31, 2019 and 2018 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the controlling shareholders’ perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the Reorganization.

Equity interests in subsidiaries and/or businesses held by parties other than the controlling shareholders, and changes therein, prior to the Reorganization are presented as non-controlling interests in equity applying the principles of the pooling of interest method.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group for the year ended December 31, 2019 were authorized for issue in accordance with a resolution of the directors on May 20, 2020.

The consolidated financial statements have been prepared on a going concern basis. The Group recorded net current liabilities as of December 31, 2019 and the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. Having considered the Group’s cash flow management forecast and analysis for the year 2020 has presented as a positive result, the directors are confident that the Group is able to meet in full its financial obligations as they fall due for the next twelve months.

The consolidated financial statements have been prepared on a historical cost basis, except for certain items. The consolidated financial statements are presented in Euro (“EUR” or “€”) and all values are rounded to the nearest thousands, except for the number of shares and per share data.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other voting rights holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in consolidated statements of profit or loss. Any investment retained is recognized at fair value.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method, except for business combinations under common control as mentioned in the basis of preparation, where the pooling of interest method is applied. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, office and administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the consolidated statements of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in consolidated statements of profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If fair value of the Group’s net assets acquired is in excess of the aggregate consideration, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration, then the gain is recognized in consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

b)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statements of profit or loss reflect the Group’s share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the Group’s interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of associates and joint ventures is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associates and joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit and loss of an associate and joint ventures in the consolidated statements of profit or loss.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

b)	Investments in associates and joint ventures (Continued)

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:

•	Excepted to be realized or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period

Or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period

Or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d)	Fair value measurement

The Group measures financial instruments such as derivatives, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability

Or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

d)	Fair value measurement (Continued)

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1— Quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

d)	Fair value measurement (Continued)

The Group’s senior management determines the policies and procedures for both recurring fair value measurement, such as derivative financial instruments and contingent considerations due to business combinations.

External valuers are involved for valuation of significant assets, such as derivative financial instruments, and significant liabilities, such as contingent consideration. Involvement of external valuers is determined annually by the senior management after discussion with and approval by the Company’s Board of Directors. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. Valuers are normally rotated every three years. The senior management decides, after discussions with the Group’s external valuers, which valuation techniques and inputs to use for each case.

At each reporting date, the senior management analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Group’s accounting policies. For this analysis, the senior management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The senior management, in conjunction with the Group’s external valuers, also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

On an annual basis, the senior management and the Group’s external valuers present the valuation results to the Board of Directors and the Group’s independent auditors. This includes a discussion of the major assumptions used in the valuations.

For fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in the following notes:

•	Disclosures of valuation methods, significant estimates and assumptions (see Note 10)

•	Quantitative disclosures of fair value measurement hierarchy assumptions (see Note 10)

•	Financial instruments (including those carried at amortized cost) (see Note 10)

•	Contingent consideration and liabilities from business combination (see Note 10)

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018

Revenue from contracts with customers is recognized when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

The Group generate revenue primarily from the contracts of sale of rights, rendering of service and other arrangements under contracts.

Sale of rights

Sale of rights mainly includes revenue from selling media (television, new media, etc.) and marketing rights, event licensing fees as well as product licensing and sponsorships.

The Group has two business models regarding to the sale of media and marketing rights, full rights buy-out model and agency model.

Full rights buy-out model

Under the full rights buy-out model, the Group acquires the rights for commercial exploitation of specified media, marketing or hospitality rights for a defined period.

The Group sells the rights on its own behalf to sponsors and broadcasters (its customers) and is the principal of the arrangement. When considering whether the Group is the principal or agent in the arrangement, the Group has determined that it controls the rights to the specified rights prior to transfer of such rights to the customer. The Group is the primary obligor and contracts with its customers as the owner of the underlying rights. The Group also has inventory risk through its commitment to purchase the rights before entering into a contract with any customer. Additionally, the Group has sole discretion relative to the rights holders in establishing the price for the specified rights. The consideration paid to the rights holders for the acquisition of the rights for commercial exploitation are deferred and amortized as cost of sales over the duration of the contract.

In contracts with customers under the full rights buy out model, the Group usually has one performance obligation consisting mainly of delivering commercial rights at the events (or for a series of events) sometimes together with additional services (e.g. implementation of marketing rights at events) that are not considered distinct in the context of the contract.

The satisfaction of the performance obligation depends on the number of events delivered and on their timing and is satisfied over time when the events take place. Measurement of progress for performance obligations delivered over time is usually based on the number of events delivered (output method) and aligned with contractual agreements.

Agency model

Under the agency model, the Group acts as an agent for rights holders to sell marketing, media and hospitality rights to sponsors and broadcasters. When considering whether the Group is the principal or agent in the arrangement, the Group has determined that it does not control the rights to the specified rights prior to transfer of such rights to the customer. The Group is not the primary obligor in the contract and is contracted to sell the underlying rights to sponsors and broadcasters on behalf of the owner of the underlying rights. Additionally, the Group does not have sole discretion relative to the rights holders in establishing the price for the specified rights.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Agency model (Continued)

The agency model includes commission contracts with minimum revenue guarantee to the customers and commission contracts based on revenue earned by the rights owner. The Group distinguishes two types of contracts with different performance obligations among the agency contracts: pure agency contracts and agency contracts with secondary services. For pure agency contracts, the performance obligation only consists of the sale of rights. For agency contracts with secondary services, the performance obligation includes, the sale of commercial rights and providing additional substantial secondary services over the duration of the contract.

The secondary services typically include services for market projections, defining commercial strategy, market research, sales proposals, sales presentation and pre-contractual negotiations, account management and implementation, monitoring and compliance of contractual agreements, implementation of marketing rights at events (e.g. venue dressing etc.).

The Group satisfies its performance obligation in pure agency contracts at a point in time, when the contract between the rights holder and its customer is signed. For agency contracts with secondary services, the performance obligation consists of a bundle of services not distinct in the context of the contract and is satisfied over time. Progress is usually measured based on time or on event basis output method and aligned with contractual agreements.

Minimum sales guaranteed to commercial rights owners in agency contracts are disclosed as contingent liabilities and reduced by continued sales progress in meeting commitments vis-a-vis commercial rights owners. Actual minimum revenue guarantees paid to rights owners are considered consideration payable to customers under IFRS 15 and are recognized as a reduction of revenue when not considered recoverable in future periods.

Product licensing

Product licensing consists of royalties earned on licensed product sales. When considering whether the Group is the principal or agent in the arrangement, the Group has determined that it controls the rights to the specified licenses prior to transfer of such rights to the customer. The Group is the primary obligor and contracts with its customers as the owner of the licenses. Additionally, the Group has sole discretion relative to the rights holders in establishing the price for the specified licensing arrangements. Contractually guaranteed payments are recognized over the period the customer has the right to access the intellectual property. Sales-based or usage-based royalty are recognized at the later of: (i) when the sale or usage occurs; and (ii) the performance obligation is satisfied.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Sponsorships and event licensing for Mass Participation

Event licensing fees include amounts charged to outside parties for the use of the Group’s trade names for the purpose of conducting an event in a specific location. Sponsorships include amounts charged to outside parties to sponsor a specified individual race/event or series of races/events.

Deliverables may include naming rights, the right to advertise the relationship, booth space, displays of the sponsor logo at events, commercial airtime, VIP passes, entry fees, value in kind or other similar event related deliverables.

Sponsorship and event licensing revenue is typically recognized as the event takes place, except for commercial airtime provided in connection with certain sponsorship contracts, which is recognized when the airing occurs and digital benefits which is recognized over the estimated period of time that the digital benefits are provided to the outside party sponsoring the event.

When considering whether the Group is the principal or agent in the sponsorships and event licensing arrangements, the Group has determined that, as holder of the events, it controls the right to sponsorships and event licenses prior to transfer of such rights to the customer. The Group is the primary obligor and contracts with its customers as the owner of the licenses. Additionally, the Group is free to negotiate what it can in establishing the price for the specified licensing arrangements.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Rendering of Service

Media Production

Performance obligations of revenue from media production include (i) host broadcast operations for major events and (ii) consulting and other services.

For host broadcast operations, contracts for host broadcast operations may be structured either as a cost-plus contract or a general contractor contract (where the Group bears the financial risk of cost overruns). For host broadcast operations and consulting and other services, the Group provides its customers with an integrated service where the Group integrates goods or services that are used as inputs to produce the combined outputs specified by the customer. Costs incurred by the Group to procure such services are recorded as cost of sales.

The satisfaction of the performance obligation of host broadcast operations depends on the number of host broadcast operations and on their timing. The performance obligation is satisfied over time when the events take place. The satisfaction of the performance obligation relating to consulting services is satisfied over time. Measurement of progress for media production contracts delivered over time is usually based on the number of events delivered under an output method or costs incurred under an input method and aligned with contractual agreements.

Events

Events revenue consists of event entry fees, expo fees, amounts received from host cities and photo commissions. Entry fees include revenues generated from fees charged to event participants. Expo fees consist of rentals at the events by outside parties. Host city fees include amounts received from the city or local organizing committee to support the hosted event. Photo commissions represent revenue earned from an outside photography service for exclusive access to the Group’s athletes on site at events. The satisfaction of the performance obligation depends on the number of events and on their timing and is satisfied as the events take place.

Other revenue

Other revenue from contracts with customers primarily consists of those contracts with customers to generate revenue related to professional memberships, coaching certification programs, merchandise sales and contribution revenue. Revenue from memberships is recognized during the calendar year in which an athlete is registered to compete as a professional. For the coaching certification program, revenue is recognized on a straight-line basis over time period when customers have access to the course materials.

Merchandise sales consist of direct sales of apparel and other merchandises to customers. The satisfaction of performance obligation of these contracts is achieved when the products are delivered to the customers. Shipping costs incurred for merchandise shipped to customers are recorded as part of the cost of sales line item on the consolidated statements of profit or loss.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Other revenue (Continued)

Contribution revenue is recognized when an unconditional transfer is made.

The incremental costs of obtaining a contract is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

Allocation of transaction price

For certain contracts with customers that include multiple distinct performance obligations, total consideration is allocated to performance obligations using a relative stand-alone selling price basis. Generally, contracts with multiple distinct performance obligations sold by the Group include services which are satisfied over the same period of time, and the amount and timing of revenue recognition is not impacted by the allocation of transaction price.

Variable consideration

Certain contracts with customers include variable consideration contingent on the Group’s overall performance on the contract. The Group estimates the amount of variable consideration that the Group will be entitled to and that will be included in the transaction price to the extent that it is highly probable that a significant reversal in the cumulative amount of revenue recognized will not occur when the uncertainty is resolved.

Consideration payable to the customer

When the Group sells media or marketing rights, the Group may pay a signing fee to the rights holder. Such fees paid to the rights holder are considered consideration payable to the customer and recorded as a reduction of transaction price.

Significant financing component

The Group receives short-term and long-term advances from its customers. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised services or goods to the customer and when the customer pays for that services or goods will be one year or less.

The difference between the promised consideration and the cash selling price of the services or goods has not been adjusted as well, if such difference arises for reasons other than the provision of finance to either the customer or the Group, and the difference between those amounts is proportional to the reason for the difference. For example, the payment terms might provide the Group or the customer with protection from the other party failing to adequately complete some or all of its obligations under the contract.

The Group also receives long-term advances from customers in some circumstances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Group and its customers at contract inception, to take into consideration the significant financing component.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Contract balances

Contract assets

A contract asset is the right to consideration in exchange for services or goods transferred to the customer. If the Group performs by transferring services or goods to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section q) Financial instruments—initial recognition and subsequent measurement.

Contract liabilities

A contract liability is the obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers services or goods to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

e)	Revenue from contracts with customers applicable from January 1, 2018 (Continued)

Assets and liabilities arising from rights of return

Refund liabilities

A refund liability is the obligation to refund some or all of the consideration received (or receivable) from the customer and is measured at the amount the Group ultimately expects it will have to return to the customer. Returns are immaterial for the Group for all years presented.

f)	Revenue recognition before January 1, 2018

The Group generates revenue primarily from sale of rights, rendering of service and other revenue. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is recognized at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes.

Sale of rights

Sale of rights mainly includes revenue from selling media (television, new media, etc.) and marketing rights, event licensing fees as well as product licensing and sponsorships. For sale of media and marketing rights where the Group controls the underlying rights and the events are held on single or multiple days, revenues and direct costs are recognized when the event is completed. If the rights sold cover a series of events which take place throughout a period (year, season or series), revenues and direct costs are allocated proportionally to the individual events and recognized in the consolidated statements of profit or loss when the individual event takes place.

Minimum sales guaranteed to commercial rights owners in agency contracts are disclosed as contingent liabilities and reduced by continued sales progress in meeting commitments vis à vis commercial rights owners.

Media and Marketing Rights

For sale of media and marketing rights where the Group is acting as an agent of the rights’ holder, revenue is recognized when the commission is earned and when it is probable that the economic benefits associated with the transaction will flow to the entity, typically when cash is received from the end customer. Such revenues are presented under other revenues in Note 11.

Event licensing

Event licensing fees include amounts charged to outside parties for the use of the Group’s trade names for the purpose of conducting an event in a specific location.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

f)	Revenue recognition before January 1, 2018 (Continued)

Product licensing

Product licensing consists of royalties earned on licensed product sales. Contractually guaranteed payments are recognized evenly over the period to which they relate. Amounts earned in excess of the contractually guaranteed amounts are recognized in the period in which the amount can be reliably measured. This typically occurs in the period in which the sale of the licensed product exceeds the minimum level. Royalties earned on the sale of products, for which there is no minimum, are earned in the month of sale of the licensed products when the amounts can be reliably measured.

Sponsorships

Sponsorships include amounts charged to outside parties to sponsor a specified individual race/event or series of races/events. Deliverables may include naming rights, the right to advertise the relationship, booth space, displays of the sponsor logo at events, commercial airtime, VIP passes, entry fees, value in kind or other similar event related deliverables. Sponsorship revenue is typically recognized upon the completion of the related event, except for commercial airtime provided in connection with certain sponsorship contracts, which is recognized when the airing occurs.

Revenue from services

Revenue from services mainly includes revenue from media production and events.

Media Production

For short-term projects with a duration of less than one year or when not related to a specified event, revenues are recognized after the full delivery of the services while revenues for services relating to an event are recognized after the completion of the event.

For long-term contracts, the Group recognizes revenues either on a straight-line basis over the service period or on the basis of the percentage of completion, using the cost to cost method, depending on the nature of the transaction and the contractual agreement.

Events

Event revenue consists primarily of event entry fees, expo fees, amounts received from host cities and photo commissions. Entry fees include revenues generated from fees charged to event participants. Expo fees consist of rentals at the events by outside parties. Host city fees include amounts received from the city or local organizing committee to support the hosted event. Photo commissions represent revenue earned from an outside photography service for exclusive access to the Group’s athletes on site at events. Event revenues are recognized upon completion of the event when all substantial related services have been provided and all other revenue recognition criteria have been met.

Other revenue

Other revenue primarily consists of revenue related to professional memberships, coaching certification programs, contribution revenue and merchandise sales. Revenue for memberships is recognized during the calendar year in which an athlete is registered to compete as a professional. For the coaching certification program, individuals pay a fee to enroll in a course and revenue is recognized on a straight-line basis over the time period they have access to the course materials. Contribution revenue is recorded when an unconditional transfer is made.

Merchandise sales consist of the direct sale of apparel and other merchandise to customers. Merchandising revenue is recognized, netting of allowance for returns, at point of sales or, if shipping is required, when the products are delivered to the customers. Returns are immaterial for all years presented. Shipping costs incurred for merchandise shipped to customers are recorded as part of the cost of sales line item on the consolidated statement of profit or loss.

g)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

h)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

h)	Taxes (Continued)

Deferred tax (Continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if information about facts and circumstances changes. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in consolidated statements of profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable

•	When receivables and payables are stated with the amount of sales tax included

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

i)	Segment reporting

Based on the criteria established by IFRS 8 “Operating segment”, the Group’s chief operating decision maker (“CODM”) has been identified as the Executive Committee, who reviews consolidated results when making decisions about allocating sources and assessing the performance of the Group. The Group has three reporting segments, namely Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (“DPSS”).

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

j)	Foreign currencies

The Group’s consolidated financial statements are presented in EUR, which is also the parent company’s functional currency before July 31, 2019. Since July 31, 2019, the Company changed its functional currency from EUR to USD subsequent to its initial public offering because the Company’s ongoing and future financing are predominantly in USD. The Company has translated all items into the new functional currency using the EUR/USD exchange rate at the date of the change.

Furthermore, the exchange differences arising from the translation from functional currency of the Company (USD) to presentation currency of the Group (EUR) were recognized in other comprehensive income. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

i) Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in consolidated statements of profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in consolidated statements of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in OCI or profit or loss are also recognized in OCI or profit or loss, respectively).

ii) Group companies

On consolidation, the assets and liabilities of foreign operations are translated into EUR at the rate of exchange prevailing at the reporting date and their consolidated statements of profit or loss are translated at average exchange rates of the reporting periods. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

k)	Non-current assts held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is met when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations

Or

•	Is a subsidiary acquired exclusively with a view to resale

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

l)	Cash dividend

The Group recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Group. As per the articles of association of the Company, a distribution is authorized by ordinary resolution of the Company. A corresponding amount is recognized directly in equity.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

m)	Property, plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in consolidated statements of profit or loss as incurred. Projects in progress is stated at cost, net of accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

●	Office and IT equipment	1 to 7 years

●	Machinery, equipment and vehicle	3 to 6 years

●	Media production equipment	5 years

●	Leasehold improvements	shorter of lease term and life of asset

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

n)	Leases applicable from January 1, 2018

The Group has early applied IFRS 16 using the modified retrospective approach applicable to contracts entered into before January 1, 2018.

Right-of-use of lease assets

At inception of the contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the assets and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The right of use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

n)	Leases applicable from January 1, 2018 (Continued)

Right-of-use of lease assets (Continued)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset and the end of the lease term. The estimated useful life is determined on the same basis as those of property, plant and equipment. In addition, the right-of-use assets are yearically reviewed for impairment losses.

Lease liability

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depends on an index or a rate, amount expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

Short-term leases and leases of low value assets

The Group has elected to not recognize right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low value assets. Lease payments associated with these leases are expensed as incurred.

o)	Leases before January 1, 2018

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

p)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss when the asset is derecognized.

Trade names

Trade names are recognized based on the purchase price allocations for acquisitions of subsidiaries. The Group’s trade names have 8 years, 10 years or indefinite useful lives based on the expected usage of the asset by the Group. The Group has no plans to retire any of its trade names at any point in the foreeable future.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

p)	Intangible assets (Continued)

Customer relationships

Customer relationships are recognized based on the purchase price allocations for acquisitions of subsidiaries. The Group’s customer relationships useful life period is 3 to 19 years based on the expected usage of the asset by the Group. The Group has no plans to retire any of its customer relationships at any point in the foreseeable future.

A summary of the policies applied to the Group’s intangible assets is as follows:

●	Trade names	8 years, 10 years or indefinite lives

●	Customer relationships	3 to 19 years

●	Software	1 to 5 years

Other intangible assets, mainly including:

●	Brand	1 to 15 years

●	Media rights	4 years

●	Reacquired rights	Remaining license period

●	Covenants not to compete	Life of the covenant

●	Licenses and contracts	Over the lifetime of the contracts, up to 10 years

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

q)	Financial instruments applicable from January 1, 2018

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to Note 2.3 e) Revenue from contracts with customers, applicable from January 1, 2018.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For the purpose of subsequent measurement, financial assets are classified in three categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments);

•	Financial assets at fair value through profit or loss.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

q)	Financial instruments applicable from January 1, 2018 (Continued)

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

This category is the most relevant to the Group and mainly including trade and other receivables, accrued income and contract assets.

Financial assets designated at fair value through OCI (equity instruments)

As part of its development strategy, the Group might invest in the share capital of selected companies with the aim to develop new business opportunities and increase the range of products and services available to its customers.

When certain conditions are met and upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI. The classification is determined on an investment by investment basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as financial income in the consolidated statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably certain of its non-listed equity investments under this category based on its development strategy.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

q)	Financial instruments applicable from January 1, 2018 (Continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and listed equity investments which the Group had not irrevocably elected to classify at fair value through OCI.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statements of financial position) when:

•	The rights to receive cash flows from the asset have expired;

Or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

q)	Financial instruments applicable from January 1, 2018 (Continued)

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in disclosures for significant assumptions (see Note 3), other operating expenses (see Note 12) and trade and other receivables (see Note 29).

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has individually assessed the recoverability risk for overdue receivables which is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment on a quarterly basis.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest bearing liabilities, and derivative financial instruments.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

q)	Financial instruments applicable from January 1, 2018 (Continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss, except for contingent considerations and liabilities from business combination.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 25.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

r)	Financial instruments—before January 1, 2018

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value. In the case of financial assets not recorded at fair value through profit or loss, financial assets are measured at fair value plus transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For the purpose of subsequent measurement, financial assets are classified in two categories:

•	Loans and receivables

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets designated upon initial recognition at fair value through profit or loss and derivative financial instruments not used in cash flow hedge. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value. Net changes in fair value of financial assets at fair value through profit or loss, excluding the derivative financial instruments, are presented as other operating expenses, or other operating income in the consolidated statement of profit or loss, while changes in fair value of derivative financial instruments are presented as financial results in the consolidated statement of profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling, office and administrative expenses.

This category generally applies to trade and other receivables.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

r)	Financial instruments—before January 1, 2018 (Continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired

Or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the other operating expenses (see Note 12) and trade and other receivables (see Note 29).

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

r)	Financial instruments—before January 1, 2018 (Continued)

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated statement of profit or loss. Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing liabilities, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39, and contingent considerations entered into by the Group. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss, except for contingent considerations and liabilities from business combination.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

r)	Financial instruments—before January 1, 2018 (Continued)

Loans and borrowings (Continued)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

s)	Derivative financial instruments and hedge accounting—applicable from January 1, 2018

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, and interest rate swaps, to hedge its foreign currency risks and interest rate risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

•

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Beginning January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is ‘an economic relationship’ between the hedged item and the hedging instrument;

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

s)	Derivative financial instruments and hedge accounting—applicable from January 1, 2018 (Continued)

Initial recognition and subsequent measurement (Continued)

Hedges that meet the strict criteria for hedge accounting are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in OCI in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

Amounts accumulated in equity are recognized in the consolidated statements of profit or loss in the same reporting period when the hedged item affects profit or loss.

When a derivative financial instrument is used to hedge the foreign exchange exposure of a recognized monetary assets or liability, no hedge accounting is applied and any gain or loss arising on the changes in fair value of the hedging instrument is recognized in profit or loss.

t)	Derivative financial instruments and hedge accounting before January 1, 2018

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, and interest rate swaps, to hedge its foreign currency risks and interest rate risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

•

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	Hedges of a net investment in a foreign operation

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

t)	Derivative financial instruments and hedge accounting before January 1, 2018 (Continued)

Initial recognition and subsequent measurement (Continued)

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in OCI in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated statement of profit or loss.

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecast transactions as well as fair value cross currency and interest rate swaps to reduce the exposure to variability in future cash flows caused by changes in the benchmark interest rate. The ineffective portion relating to hedge instruments mentioned above are recognized in the consolidated statement of profit or loss in the same reporting period when the hedged item affects profit or loss.

Amounts recognized as OCI are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument expires or is sold, terminated or exercised without replacement or roll over (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

u)	Inventories

All inventories are finished goods and consist of merchandise to be sold at events and online.

The Group uses the lower of cost (determined on an average cost method) or net realizable value to determine the cost of merchandise inventories. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand, and specific identification, and makes adjustments to net realizable value as necessary.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

v)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●   Disclosures for significant judgements, estimates and assumptions, Note 3.

●   Goodwill and intangible assets with indefinite lives, Note 23.

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

v)	Impairment of non-financial assets (Continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, unless a longer period can be justified. A long-term growth rate is calculated and applied to project future cash flows after the terminal year of the forecast period.

Impairment losses are recognized in the consolidated statement of profit or loss in expenses.

For assets excluding goodwill and intangible assets with indefinite lives, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than it carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

w)	Cash and short-term deposits

Cash and short-term deposits in the consolidated statements of financial position comprise cash at banks and on hand and short-term deposits with original maturities of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

x)	Provisions

Provisions are recognized when the Group has a present constructive or legal obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amounts recognized represent management’s best estimate of the expenditures that will be required to settle the obligation as at each reporting date.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

Provisions are reviewed at the reporting date and adjusted to reflect the current best estimate.

y)	Pensions and other termination benefits

The Group maintains various employee benefit plans, including both defined contribution and defined benefit plans. For defined contribution plans, the contributions are recognized as an expense when the employee has rendered the associated service.

For defined benefit plans, the liability recognized in the consolidated statements of financial position is the present value of the defined benefit obligations less the fair value of the plan assets. The liability is calculated using the projected unit credit method, with independent actuarial valuations being carried out at the end of each reporting period. All changes in the net defined benefit liability are recognized as they occur as follows:

Recognized in the consolidated statements of profit or loss:

●   Current and past service costs

●   Settlement gains or losses

●   Net interest on the net defined liability

Recognized in other comprehensive income:

●   Actuarial gains and losses

●   Return on plan assets, less interest on plan assets

●   Any change in the effect of the asset ceiling

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

y)	Pensions and other termination benefits (Continued)

Net interest on the net defined benefit liability is comprised of interest income on plan assets, interest cost on the defined benefit obligations and interest on the effect of the limit on the recognition of pension assets. The net interest is calculated using the same discount rate that is used in calculating the defined benefit obligations, applied to the net defined liability at the start of the period, taking account of any changes from contributions or benefit payments.

Pension assets and liabilities in different defined benefit plans are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group also has termination benefits which are recognized as a liability and expenses when it can no longer withdraw the offer of those benefits.

Provisions for termination benefits are included in long-term payroll payables on the Group’s consolidated statements of financial position based on the period in which the benefits are expected to be paid.

z)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration.

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using appropriate valuation methodology, further details of which are given in Note 35.

That cost is recognized in personnel expense (see Note 14) and cost of sales, together with a corresponding increase in equity (reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statements of profit or loss for a period represents the movement in cumulative expense recognized from the beginning to end of that period.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.3	Summary of significant accounting policies (Continued)

z)	Share-based payments (Continued)

Equity-settled transactions (Continued)

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 18).

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in personnel expense (see Note 14), and cost of sales. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value of the stock on the date of grant was determined using a weighted combination of a market approach and an income approach, less a discount for lack of marketability. The fair value of the put option was calculated using the valuation modeling, such as the Black Scholes model (see Note 35). The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset). These amendments do not have any impact on the Group’s consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for Income Taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

●   Whether an entity considers uncertain tax treatments separately

●   The assumptions an entity makes about the examination of tax treatments by taxation authorities

●   How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

●   How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Group considered whether it has any uncertain tax positions. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Group determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. The Interpretation did not have a material impact on the consolidated financial statements of the Group.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Group.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture to which the equity method is not applied.

a) IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where joint control is obtained.

b) IFRS 11 Joint Arrangements

An entity that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

c) IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

d) IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where the borrowing costs are made to develop any qualifying asset.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018

The Group has applied IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018. The nature and effect of the changes as a result of the adoption of these new accounting standards are described below.

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective except for IFRS 16.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers.

IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Group adopted IFRS 15 using the modified retrospective method of adoption. The cumulative effect of initially applying the new standard was recognized on the day of initial application and prior periods will not be retrospectively adjusted.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2.	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

The effect of adopting IFRS 15 as at January 1, 2018 is, as follows:

	Reference	January 1, 2018
ASSETS
CURRENT ASSETS
Accrued income	a,c	(48,030)
Contract assets	a	48,703

		673

NON-CURRENT ASSETS
Accrued income	a,c	(300)
Contract assets	a	300
Deferred tax asset	d	(238)

		(238)

TOTAL ASSETS		435

LIABILITIES
CURRENT LIABILITIES
Deferred income	b	(192,717)
Contract Liabilities	b,c	192,289

		(428)

NON-CURRENT LIABILITIES

Deferred income	b	(18,160)
Contract liabilities	b,c	18,160

		—

TOTAL LIABILITIES		(428)

EQUITY
Retained earnings	c	914
Reserve	c	(51)

TOTAL EQUITY		863

TOTAL LIABILITIES AND EQUITY		435

The nature of these adjustments is described below:

a)

Before adoption of IFRS 15, the Group recognized accrued income, even if the receipt of the total consideration was conditional on successful completion of goods or services in the contract. Under IFRS 15, any earned consideration that is conditional should be recognized as a contract asset rather than an accrued income. Therefore, upon the adoption of IFRS 15, the Group reclassified €49,003 of accrued income as contract assets in total as at January 1, 2018.

b)

Before the adoption of IFRS 15, the Group presented these advances which are project related as deferred income in the consolidated statement of financial position on the advances received. Under IFRS 15, the Group presented those advances as contract liabilities. Therefore, a reclassification of €210,877 in total was made as at January 1, 2018.

c)

The Group allocated sponsorship benefits over period during which the services were provided. The Group accelerated recognition of certain digital benefits to periods prior to the event at an amount of €914 in retained earnings, as well as an increase of accrued income €672, and a decrease of €427 of contract liabilities as at January 1, 2018. The losses on foreign exchange differences on such impact was €51 which was booked into other comprehensive income as at January 1, 2018.

d)	The Group recognized the related deferred tax impact for the adjustment c) illustrated as above.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

Set out below are the amounts by which each financial statement line item is affected as at and for the year ended December 31, 2018 as a result of the adoption of IFRS 15. The adoption of IFRS 15 did not have a material impact on the Group’s operating, investing and financing cash flows. The first column shows amounts prepared under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted:

	Reference	Under IFRS15	Under IAS18
		€	€
Revenue	a,b	1,129,186	1,131,702
Cost of sales	a,b	(763,793)	(766,564)
Gross profit		365,393	365,138

Profit before tax		72,967	72,712
Income tax	c	(18,955)	(19,058)

Profit for the year		54,012	53,654

Attributable to:
Equity holders of the parent		51,646	51,288
Non-controlling interests		2,366	2,366

		54,012	53,654

	Reference	Under IFRS 15	Under IAS 18
ASSETS
CURRENT ASSETS
Accrued income	d	6,474	44,778
Contract assets	d	39,714	—
NON-CURRENT ASSETS
Contract assets	e	9,077	—
Accrued income	e	—	9,077
Deferred tax assets	c	24,562	24,703

TOTAL ASSETS		1,882,511	1,881,242

LIABILITIES
CURRENT LIABILITIES
Deferred income	e	7	185,686
Contract liabilities	e	185,681	—
NON-CURRENT LIABILITIES
Deferred income	e	10	—
Contract liabilities	e	13,485	13,495

TOTAL LIABILITIES		1,891,526	1,891,524

EQUITY
Reserves	c	(1,321,685)	(1,321,680)
Accumulated deficit	a,b,c	(207,566)	(208,838)
Deficit attributable to equity holders of the parent		(8,435)	(9,702)

TOTAL DEFICIT		(9,015)	(10,282)

TOTAL LIABILITIES AND EQUITY		1,882,511	1,881,242

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

The nature of the adjustments as at January 1, 2018 and the reasons for the major changes in the consolidated statement of financial position as at December 31, 2018 and the statement of profit or loss for the year ended December 31, 2018 are described below:

a)

The Group previously typically recognized digital benefits revenue upon the completion of the related event. Under IFRS 15, digital benefits are recognized over the estimated period of time that the digital benefits are provided to the outside party sponsoring the event. The differences of the revenue recognition on such benefit contributed approximately €254 to the Group’s revenue for the year.

b)

The Group previously recognized some of the commission paid to the customer as a cost under IAS 18. After adoption of IFRS 15, the Group has recognized such commission as a payment to the customer which is recognized as a deduction in revenue. Such impact leads to a decrease in revenue of €2,770 under IFRS 15 compared with the accounting treatment under IAS 18.

c)

The Group recognizes related tax impact regarding the adjustments a) and b) mentioned above, as well as the foreign exchange differences in other comprehensive income for the year ended December 31, 2018.

d)

Before adoption of IFRS 15, the Group recognized accrued income, even if the receipt of the total consideration was conditional on successful completion of installation services. Under IFRS 15, any earned consideration that is conditional should be recognized as a contract asset rather than an accrued income.

e)

Before the adoption of IFRS 15, the Group presented these advances which are project related as deferred income in the consolidated statement of financial position on the advances received. Under IFRS 15, the Group presented those advances as contract liabilities.

The change did not have a material impact on OCI for the period. The impact on the consolidated statement of cash flows for the year ended December 31, 2018 only relates to the changes in profit before tax from continuing operations, certain adjustments to reconcile profit before tax to net cash flows from operating activities and working capital adjustments. However, there was no impact on the net cash flows from operating activities. The cash flows from investing and financing activities were not affected.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting. The Group did not restate comparative information and recognize any transition adjustments against the opening balance of equity at January 1, 2018.

The effect of adopting IFRS 9 is, as follows:

	Reference	January 1, 2018
ASSETS
CURRENT ASSETS
Trade and other receivables	a	(512)
Accrued income	a	(210)

		(722)

NON-CURRENT ASSETS
Deferred tax asset	b	26

		26

TOTAL ASSETS		(696)

EQUITY
Reserves	a	(25)
Accumulated deficit	b	(671)

TOTAL DEFICIT		(696)

TOTAL LIABILITIES AND EQUITY		(696)

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

The nature of these adjustments are described below:

a)

The adoption of IFRS 9 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss approach. IFRS 9 requires the Group to recognize an allowance for ECL for all debt instruments not held at fair value through profit or loss and contract assets. Upon adoption of IFRS 9, the Group recognized additional impairment on the Group’s trade and other receivables and contract assets of €722 which resulted in a decrease in retained earnings as at January 1, 2018.

	Allowance for impairment under IAS 39 as at December 31, 2017	Remeasurement	ECL under IFRS 9 as at January 1, 2018
	€	€	€
Trade and other receivables	(15,563)	(512)	(16,075)
Accrued income under IAS 39/ Contract Assets under IFRS 9	—	(210)	(210)

	(15,563)	(722)	(16,285)

b)	The Group recognized corresponding tax differences as well as the foreign exchange differences for the adjustment a) as mentioned above.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Group. The Group has not designated any financial liabilities as at fair value through profit or loss, except for the contingent consideration and liabilities through business combination. There are no changes in classification and measurement for the Group’s financial liabilities.

In summary, upon the adoption of IFRS 9, the Group had the following required or elected reclassifications as at January 1, 2018.

		IFRS 9 Measurement Category
		Fair value through profit or loss	Amortized cost	Fair value through OCI
	€	€	€	€
IAS 39 measurement category
Loans and receivables
Trade and other receivables*	276,153	—	275,641	—
Accrued Income*	60,579	—	60,369	—

*

The change in the carrying amount is a result of additional impairment allowance and the reclassification of certain accrued income, where the right to consideration is unconditional and only passage of time is required before payment is done. See the discussion on impairment as above.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

IFRS 16 Leases replaces IAS 17 and related interpretations and is applicable from January 1, 2019. The Group decided to early adopt the new standard from January 1, 2018.

The standard sets out new principles for recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model that requires lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The main impact for the Group relates to the recognition of new assets and liabilities for its property lease agreements. In addition, the nature of the expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expenses with a depreciation charge for right-of-use assets and interest expenses on lease liabilities.

The Group adopted IFRS 16 using the modified retrospective method. A cumulative catch up adjustment arising from the application of the new standard was recognized in equity as of January 1, 2018 and therefore comparative figures have not been restated. The Group has elected to recognize lease payments for certain short-term leases (contract duration within 12 months) and certain low value leases, on a lease-by lease basis, as expense on a straight-line basis over the lease term.

The difference between the operating lease commitments applying IAS 17 as at December 31, 2017 and lease liabilities recognized in the consolidated statement of financial position as at January 1, 2018, the date of initial application of IFRS 16 by the Group is mainly due to discounting of future lease payments, reclassification of accrued lease expenses to lease liabilities and the election not to recognize lease liabilities for certain leases for which the lease term ends within 12 months of the date of initial application.

The lease liabilities were discounted at a discount rate of 1.56%~6.21% on January 1, 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

2	Significant accounting policies (Continued)

2.4	Changes in accounting policies and disclosures (Continued)

IFRS 15, IFRS 9, and IFRS 16 since January 1, 2018 (Continued)

The impact on the opening balance of the consolidated statement of financial position was shown as below:

January 1, 2018
ASSETS
CURRENT ASSETS
Other assets	70

70

NON-CURRENT ASSETS
Rights of use assets	42,590
Deferred tax assets	6,769

49,359

TOTAL ASSETS	49,429

LIABILITIES
Accrued expenses	(563)
Provision	(1,139)

(1,702)

NON-CURRENT LIABILITIES
Lease liabilities	45,312
Deferred tax liabilities	7,033
Provision	(1,504)

50,841

TOTAL LIABILITIES	49,139

EQUITY
Retained earnings	313
Reserves	(17)
Non-controlling interest	(6)

TOTAL EQUITY	290

TOTAL LIABILITIES AND EQUITY	49,429

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

3.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties include:

•	Capital management, see Note 5

•	Financial instruments risk management and policies, see Note 27

•	Sensitivity analyses disclosures, see Note 27

The key judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Revenue from contracts with customers

Principal versus agent considerations

The Group enters into contracts with rights holders to sell, on their behalf, commercial rights to sponsors and broadcasters. The Group determined that it does not control the commercial rights before they are transferred to customers and it does not obtain benefits from the commercial rights.

The following factors indicate that the Group is an agent in these contracts:

•	The Group is not primarily responsible for fulfilling the promise to provide commercial rights;

•	The Group has no discretion in establishing the pricing for such commercial rights;

•	The Group’s consideration is in the form of a commission

Determining method to estimate variable consideration and assessing constraint

Variable considerations need to be estimated and therefore contain a certain level of judgement. Agency agreements are likely to contain different commission rates depending on the level of sales achieved.

A significant variable consideration exists for the agency agreement of some of the media sales, for which an average expected commission rate is calculated and applied to already contracted and cleared sales. The variable consideration is monitored for constraining factors such as judgement or actions of third parties and visibility on contracted sales. A contract asset is recognized for the part of variable consideration for which it is highly unlikely that a significant reversal of accumulated revenue occurs.

A profit share constitutes a variable consideration and is assessed for constraining factors before recognition. In profit sharing agreements containing a cost recoupment mechanism, initial costs are deferred if visibility on future revenues confirms respective cost coverage.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2019 and 2018 was €537,585 and €677,326, respectively. See Note 23 for further disclosures.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

3.	Significant accounting judgements, estimates and assumptions (Continued)

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. The Group initially measures the cost of cash-settled transactions with employees using the valuation modeling, such as Black Scholes model to determine the fair value of the liability incurred. For cash-settled share-based payment transactions, the liability needs to be remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in personnel expenses and cost of sales in the consolidated statement of profit or loss. This requires a reassessment of the estimates used at the end of each reporting period. The Group uses a binomial model to measure the fair value of equity-settled transactions with employees at the grant date. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 35.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

3.	Significant accounting judgements, estimates and assumptions (Continued)

Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Group had €34,379 and €19,590 of tax losses carried forward as at December 31, 2019 and 2018. These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have taxable temporary differences nor tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward. Further details on taxes are disclosed in Note 17.

Defined benefit plans (pension benefits)

The cost of the defined benefit pension plan and other termination benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about these obligations are provided in Note 34.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

Contingent consideration, and liabilities resulting from business combinations, are valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take the probability of meeting each performance target and the discount factor into consideration. For further disclosures, see Note 10.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

3.	Significant accounting judgements, estimates and assumptions (Continued)

Leases – Estimating the incremental borrowing rate

The lease liability is initially measured at the present value of required lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate (“IBR”). The Group generally uses its IBR as the discount rate. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Provision for expected credit losses on trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns by customer type and rating, and forms of credit insurance.

The assessment of the correlation among historical observed default rates, forecast conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast conditions. The Group’s historical credit loss experience and forecast conditions to be adjusted may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and contract assets is disclosed in Note 29 and Note 22 to the financial statements, respectively.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

4.	Segment information

The Group has three reporting segments, including Mass Participation, Spectator Sports and DPSS.

The Group’s CODM assesses the performance of the reporting segments mainly based on revenue and gross profit of each reporting segment. Thus, the segment result presents revenues, cost of sales and gross profit for each segment, which is in line with CODM’s performance review.

Mass Participation

The Group generates revenues within the Mass Participation segment primarily from registration fees and other event fees (such as host city fees), and otherwise monetized intellectual property through event and product licensing, sponsorship, merchandising and media distribution.

The Group’s cost of sales for the Mass Participation segment primarily consists of merchandise costs, costs for outsourced services, costs directly linked to event organization, such as event labor costs that can be directly linked to particular events, event supplies costs, media expenses, equipment costs and other costs.

Spectator Sports

The Group generates revenues within the Spectator Sports segment primarily from media distribution, sponsorship and marketing, commissions and agency fees in relation to football, winter sports and summer sports.

The Group’s cost of sales for the Spectator Sports segment primarily consists of acquisition costs for media rights, marketing and advertising rights, general event organization costs, media production costs, project related travel costs, project related consulting costs, advertisement material production costs, as well as costs for hospitality, purchase of tickets, and LED services.

DPSS

The Group generates revenues within the DPSS segment primarily through providing various services (including digital media solutions, media and program production, host broadcasting, marketing services, event operations services, brand development services and advertising solutions) to rights owners and other stakeholders in the sports ecosystem.

There were no material inter-segment sales during the periods presented. The revenues reported to the CODM are measured in a manner consistent with that applied in the consolidated statement of profit or loss.

The Group’s cost of sales for the DPSS segment primarily consists of external media production costs, project related personnel costs, service and consulting costs, as well as other project related costs.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

4.	Segment information (Continued)

The segment results for the years ended December 31, 2019, 2018 and 2017 are as follows:

December 31, 2019	Mass Participation	Spectator Sports	DPSS	Adjustments and Eliminations	Total
	€	€	€	€	€
Revenue
External customers	326,917	567,279	135,884	—	1,030,080

Cost of sales	209,501	382,521	94,338	—	686,360

Segment gross profit	117,416	184,758	41,546	—	343,720

December 31, 2018	Mass Participation	Spectator Sports	DPSS	Adjustments and Eliminations	Total
	€	€	€	€	€
Revenue
External customers	284,081	523,826	321,279	—	1,129,186

Cost of sales	183,225	315,664	264,904	—	763,793

Segment gross profit	100,856	208,162	56,375	—	365,393

December 31, 2017	Mass Participation	Spectator Sports	DPSS	Adjustments and Eliminations	Total
	€	€	€	€	€
Revenue
External customers	251,450	547,072	156,076	—	954,598

Cost of sales	161,168	349,018	113,907	—	624,093

Segment gross profit	90,282	198,054	42,169	—	330,505

The reconciliation of segment gross profit to profit before income tax is shown in the consolidated statement of profit or loss.

Geographical information

The Group’s businesses operate across the world. For the years ended December 31, 2019, 2018 and 2017, the geographic information on total revenues is as follows:

	2019	2018	2017
Revenue from external customers	€	€	€
Europe	637,688	768,790	616,094
America	184,552	188,663	166,720
Asia	167,428	128,956	137,491
Oceania	27,102	23,530	20,905
Africa	13,310	19,247	13,388

Total	1,030,080	1,129,186	954,598

As the Group conducts its business with non-current assets held in different geographical locations during the year, the necessary information to disclose the accurate geographical location of non-current assets is not available.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

5.	Capital management

The Group’s goal concerning capital management is to support the business with a sustainable capital basis and to safeguard the Group’s ability to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and adjusts it in light of changes in economic conditions. In order to maintain or adjust the capital structure, the Group may change the dividend payments to shareholders, extend loans, pay back capital to shareholders, issue new shares and take on or repay financial liabilities. The Group’s management regularly reviews the capital structure, as well as the equity of the subsidiaries.

The Group’s capital structure is as follows:

	December 31, 2019	December 31, 2018
	€	€
Interest-bearing liabilities	845,668	561,117
Income tax payable	21,787	31,009
Other financial liabilities/(assets), net	21,058	15,088
Long-term receivables	(6,808)	(6,271)
Cash and cash equivalents	(163,225)	(177,048)

Net debt	718,480	423,895

In order to achieve the overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the banks to immediately call loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowings in 2019 and 2018.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information

Information about subsidiaries

The consolidated financial statements of the Group mainly include:

			Direct and indirect % equity interest
Name	Principal activities	Country	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
World Endurance Holdings, Inc. (“WEH”)	Sports & Events Services	United States	100.00	100.00	100.00
World Triathlon Corporation	Sports & Events Services	United States	100.00	100.00	100.00
Ironman Holdings I LLC	Sports & Events Services	United States	100.00	100.00	100.00
World Endurance Africa Holdings (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
IRONMAN 70.3 Durban (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
World Endurance South Africa (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
IRONMAN 70.3 South Africa (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
IRONMAN South Africa (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
IRONMAN 70.3 Cape Town (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
IRONMAN Epic Holdings (Pty) Ltd.	Sports & Events Services	South Africa	100.00	100.00	100.00
Grandstand Management (Pty) Ltd.[1]	Sports & Events Services	South Africa	100.00	100.00	100.00
Cape Epic (Pty) Ltd.[1]	Sports & Events Services	South Africa	100.00	100.00	100.00
Wanda Sports Holdings (USA) Inc.	Sports & Events Services	United States	100.00	100.00	100.00
World Endurance Holdings Pty Ltd.	Sports & Events Services	Australia	100.00	100.00	100.00
World Endurance Asia Pacific Pty Ltd.	Sports & Events Services	Australia	100.00	100.00	100.00
IRONMAN New Zealand Limited	Sports & Events Services	New Zealand	100.00	100.00	100.00
IRONMAN Endurance Asia Pte. Ltd.	Sports & Events Services	Singapore	100.00	100.00	100.00
IRONMAN (Asia) Pte. Ltd.	Sports & Events Services	Singapore	100.00	100.00	100.00
IRONMAN Asia (Thailand) Co. Ltd.[2]	Sports & Events Services	Thailand	—	49.00	49.00
Ironman Maryland Events, LLC[3]	Sports & Events Services	United States	—	—	100.00
IMU Holdings, LLC	Sports & Events Services	United States	100.00	100.00	100.00
Chesapeake Bay Bridge Run, LLC	Sports & Events Services	United States	100.00	100.00	100.00
The IRONMAN Foundation, Inc.	Sports & Events Services	United States	100.00	100.00	100.00
Competitor Group Holdings, Inc.[4]	Sports & Events Services	United States	100.00	100.00	100.00
Competitor Group, Inc. [4]	Sports & Events Services	United States	100.00	100.00	100.00
Competitor Publishing, Inc.[4]	Sports & Events Services	United States	—	—	100.00
Inside Communications Inc.[4]	Sports & Events Services	United States	—	—	100.00
Muddy Buddy Events, LLC[4]	Sports & Events Services	United States	—	—	100.00
Triathlon Group North America, Inc.[4]	Sports & Events Services	United States	—	—	100.00
Competitor Group Europe, S.A.R.L.[4]	Sports & Events Services	Luxembourg	100.00	100.00	100.00
CG Portugal LDA[4]	Sports & Events Services	Portugal	100.00	100.00	100.00
Competitor Spain S.L.[4]	Sports & Events Services	Spain	100.00	100.00	100.00
Competitor Sports Ireland Limited[4]	Sports & Events Services	Ireland	100.00	100.00	100.00
Competitor UK Limited[4]	Sports & Events Services	United Kingdom	100.00	100.00	100.00
Competitor Group Events, Inc.[4]	Sports & Events Services	United States	100.00	100.00	100.00
Competitor Canada Inc.[4]	Sports & Events Services	Canada	100.00	100.00	100.00
US Raceworks LLC[4]	Sports & Events Services	United States	—	—	100.00
Competitor Media UK Limited[4]	Sports & Events Services	United Kingdom	—	—	100.00
World Endurance Cooperatief U.A.	Sports & Events Services	Netherlands	100.00	100.00	100.00
World Endurance B.V.	Sports & Events Services	Netherlands	100.00	100.00	100.00

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

Information about subsidiaries (Continued)

			Direct and indirect % equity interest
Name	Principal activities	Country	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
World Endurance Malaysia Sdn. Bhd.	Sports & Events Services	Malaysia	100.00	100.00	100.00
IRONMAN Luxembourg S.A.R.L.	Sports & Events Services	Luxembourg	100.00	100.00	100.00
IRONMAN Canada Inc.	Sports & Events Services	Canada	100.00	100.00	100.00
World Endurance Australia Pty Ltd	Sports & Events Services	Australia	100.00	100.00	100.00
USM Events Pty Ltd.	Sports & Events Services	Australia	100.00	100.00	100.00
IRONMAN Sweden AB	Sports & Events Services	Sweden	100.00	100.00	100.00
World Triathlon Stockholm AB	Sports & Events Services	Sweden	55.00	55.00	55.00
IRONMAN Switzerland AG	Sports & Events Services	Switzerland	100.00	100.00	100.00
Swiss Epic AG	Sports & Events Services	Switzerland	100.00	100.00	100.00
IRONMAN Germany GmbH	Sports & Events Services	Germany	100.00	100.00	100.00
IRONMAN Denmark ApS	Sports & Events Services	Denmark	100.00	100.00	100.00
IRONMAN Ltd.	Sports & Events Services	United Kingdom	100.00	100.00	100.00
IRONMAN Ltd- Ironman Ireland	Sports & Events Services	Ireland	100.00	100.00	100.00
IRONMAN Unlimited Events UK Limited	Sports & Events Services	United Kingdom	100.00	100.00	100.00
IRONMAN Spain S.L	Sports & Events Services	Spain	100.00	100.00	100.00
IRONMAN Italy S.R.L	Sports & Events Services	Italy	100.00	100.00	100.00
IRONMAN Austria GmbH	Sports & Events Services	Austria	100.00	100.00	100.00
IRONMAN France S.A.R.L	Sports & Events Services	France	100.00	100.00	100.00
Infront France Travel S.A.S.[22]	Sports & Events Services	France	100.00	100.00	100.00
Infront Sports & Media UK Ltd.	Sports & Events Services	United Kingdom	100.00	100.00	100.00
Infront X Holdings Inc., US5	Sports & Events Services	United States	100.00	100.00	100.00
Infront X LLC[5]	Sports & Events Services	United States	100.00	71.90	51.00
Omnigon Canada Inc.[5]	Sports & Events Services	Canada	100.00	71.90	51.00
Omnigon Ltd. [5]	Sports & Events Services	United Kingdom	—	71.90	51.00
Omnigon Russia ooo[5]	Sports & Events Services	Russia	100.00	71.90	51.00
Infront Holding AG6	Sports & Events Services	Switzerland	100.00	94.30	96.33
Infront Sports & Media AG (“ISMAG”)	Sports & Events Services	Switzerland	100.00	100.00	100.00
Infront X AG23	Sports & Events Services	Switzerland	100.00	100.00	100.00
Infront Italy Holding Srl.	Sports & Events Services	Italy	100.00	100.00	100.00
Infront Italy Srl.	Sports & Events Services	Italy	100.00	100.00	100.00
Infront Centro Produzione Srl.	Sports & Events Services	Italy	100.00	100.00	100.00
Infront Sports & Media (China) Co. Ltd.	Sports & Events Services	China	100.00	100.00	100.00
Infront Sports & Media (Beijing) Co. Ltd.	Sports & Events Services	China	100.00	100.00	100.00
Infront Pan-Asia Holding Pte. Ltd.	Sports & Events Services	Singapore	100.00	100.00	100.00
Infront Football Media Pte. Ltd.	Sports & Events Services	Singapore	100.00	100.00	100.00
Host Broadcast Services (HBS) AG	Sports & Events Services	Switzerland	100.00	100.00	100.00
HBS France S.A.S.	Sports & Events Services	France	100.00	100.00	100.00
HBS France Production S.A.S.	Sports & Events Services	France	100.00	100.00	100.00
Infront France S.A.S.	Sports & Events Services	France	100.00	100.00	100.00
Infront Austria GmbH	Sports & Events Services	Austria	100.00	100.00	100.00
Infront Germany GmbH	Sports & Events Services	Germany	100.00	100.00	100.00
Infront B2RUN GmbH	Sports & Events Services	Germany	100.00	100.00	100.00
Infront Netherlands BV7	Sports & Events Services	Netherlands	—	100.00	100.00
Infront Sportif Pazarlama J.S.L	Sports & Events Services	Turkey	100.00	100.00	100.00
IRONMAN Unlimited Oceania Limited[8]	Sports & Events Services	New Zealand	—	—	—
Sella Communications S. à.r.l.[8]	Sports & Events Services	France	—	—	—
Cap 111 S.à.r.l.[8]	Sports & Events Services	France	—	—	—
Lagardère Unlimited Events AG9	Sports & Events Services	Germany	—	100.00	100.00
Infront Pan-Asia Pte. Ltd.	Sports & Events Services	Singapore	100.00	100.00	100.00
Xletix GmbH, Germany[10]	Sports & Events Services	Germany	100.00	100.00	—
Goalscout Srl[11]	Sports & Events Services	Italy	—	—	—
Titan Active Limited[12]	Sports & Events Services	Ireland	100.00	100.00	—

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

Information about subsidiaries (Continued)

			Direct and indirect % equity interest
Name	Principal activities	Country	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
AROC Sport Pty Ltd.[13]	Sports & Events Services	Australia	100.00	100.00	—
Youthstream Media SA14	Sports & Events Services	Switzerland	100.00	—	—
Youthstream Group SAM[14]	Sports & Events Services	Monaco	100.00	—	—
Youthstream Organisation[14]	Sports & Events Services	Monaco	100.00	—	—
Youthstream Logistic SRO[14]	Sports & Events Services	Slovakia	100.00	—	—
Business Run Eventorganisation GmbH[15]	Sports & Events Services	Austria	100.00	—	—
HBS Germany GmbH[16]	Sports & Events Services	Germany	100.00	—	—
hundert24 GmbH[17]	Sports & Events Services	Germany	100.00	—	—
Threshold Sports Limited[18]	Sports & Events Services	United Kingdom	100.00	—	—
Level99 Ltd[19]	Sports & Events Services	United Kingdom	55.87	—	—
Level99 doo[20]	Sports & Events Services	Serbia	100.00	—	—
Sunrise Events, Inc.[21]	Sports & Events Services	Philippines	100.00	—	—

1.	Entities added as a result of the acquisition of Cape Epic in 2017.
2.	IRONMAN Asia (Thailand) Co. Ltd. was dissolved on July 19, 2019.
3.	Ironman Maryland Events, LLC was merged with and into World Triathlon Corporation on December 28, 2018.
4.

Entities added as a result of the acquisition of CGI in 2017. Competitor Publishing, Inc., Inside Communications Inc., Muddy Buddy Events, LLC, Triathlon Group North America, Inc. and US Raceworks LLC were merged with and into Competitor Group, Inc. on December 27, 2018. Competitor Media UK Limited was dissolved on January 23, 2018.

5.

The Group purchased the remaining 28.1% shares in Omnigon Group in April 2019. Omnigon Ltd. was liquidated in June 2019. Omnigon Holding Inc. was renamed to Infront X holdings Inc., US, Omnigon Communications LLC was renamed to Infront X LLC in 2019.

6.	As at December 31, 2019, the Group acquired the 5.7% of IHAG shares and increased its shareholding in IHAG from 94.3% to 100%.
7.	Infront Netherlands BV was merged into Infront Germany GmbH in 2019.
8.

IRONMAN Unlimited Oceania Limited was merged into IRONMAN New Zealand Limited on March 1, 2017. Sella Communications S.à.r.l. was merged into Infront France S.A.S. on January 1, 2017 and Cap 111 S.à.r.l. was merged into Infront France S.A.S. on July 1, 2017.

9.	Lagardère Unlimited Events AG was dissolved on July 9, 2019.
10.	Entity added as a result of the acquisition of Xletix GmbH, Germany in 2018.
11.	Entity added as a result of the acquisition of Goalscout Srl in 2018. Goalscout Srl was merged into Infront Italy Srl on January 18, 2018.
12.	Entity added as a result of the acquisition of Titan Active Limited in 2018.
13.	Entity added as a result of the acquisition of AROC Sport Pty Ltd. in 2018.
14.	Entities added as a result of the acquisitions of Youthstream Media SA,Youthstream Group SAM, Youthstream Organisation, Youthstream Logistic SRO on February 28, 2019. See Note 7.
15.	Entity added as a result of the acquisition of Business Run Eventorganisation GmbH on April 24, 2019. See Note 7.
16.	Entity added as a result of the incorporation of HBS Germany GmbH on August 1, 2019.
17.	Entity added as a result of the acquisition of hundert24 GmbH on April 30, 2019. See Note 7.
18.	Entity added as a result of the acquisition of Threshold Sports Limited on April 1, 2019. See Note 7.
19.	Entity added as a result of the acquisition of Level99 Ltd on August 31, 2019. See Note 7.
20.	Entity added as a result of the incorporation of Level99 doo on November 1, 2019.
21.	Entity added as a result of the acquisition of Sunrise Events, Inc. on March 22, 2019. See Note 7.
22.	Infront France Travel S.à.r.l. was renamed to Infront France Travel S.A.S. on July 30, 2017.
23.	Digital Media Content Sales AG was renamed to Infront X AG on December 27, 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

VIEs and subsidiaries of VIEs of the Group include:

Direct and indirect % equity interest
Name	Principal activities	Country	As at December 31, 2019	As at December 31, 2018
Wanda Sports Co., Ltd.[1]	Sports & Events Services	China	—	—

[1]

Controlled through VIE in 2019. Guangzhou Wanda Sports Development Co., Ltd., Chengdu WNCH Sports Industry Co., Ltd. (“the Double Heritage”), Gansu Dunhuang Silk Road Marathon Event Management Co., Ltd. and Beijing Evertop Sports Culture Media Co., Ltd. (“Yongda”), Wanda Sports (Shanghai) Co., Ltd., Chengdu Wanda Sports Development Co., Ltd., Guangxi Wanda Sports Development Co., Ltd., and Yibin Shunan Culture and Tourism Double Heritage Sports Industry Development Co., Ltd. are the subsidiaries of this company.

The holding company

The ultimate holding company of the Company is Dalian Hexing Investment Co., Ltd., which is based in Mainland China.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

VIEs and subsidiaries of VIEs

As PRC laws and regulations prohibit foreign ownership of radio and television program production businesses, the Company primarily conducts its business in Mainland China through WSC and its subsidiaries. On March 14, 2019, Infront China, the Company’s wholly owned subsidiary in the PRC, entered into the Pledge Contract with the nominee shareholders, WG, BWCIGC and Mr. Jianlin Wang, of WSC for the equity interests in WSC held by the nominee shareholders of WSC. In addition, each nominee shareholder of WSC signed a Power of Attorney, and Infront China entered into the Exclusive Call Option Contract with WSC and nominee shareholders of WSC, which provide Infront China the power to direct the activities that most significantly affect the variable returns of WSC and to acquire the equity interests in WSC when permitted by the PRC laws, respectively. Infront China agreed to provide financial support to WSC for its operations which obligated Infront China to absorb losses of WSC that could potentially be significant to WSC. In addition, the aforementioned Powers of Attorney and the Exclusive Call Option Contract entitle Infront China to receive variable returns from WSC that are significant to WSC.

Despite the lack of technical majority ownership, Infront China has effective control of WSC through a series of VIE agreements and a parent-subsidiary relationship exists between the Company and WSC, which provides Infront China with (a) the power over the VIE; (b) rights and obligations to variable returns of the VIE; and (c) the ability to use its power over the VIE to affect the amount of the VIE’s returns. Through the VIE agreements, the shareholders of WSC assigned all of their voting rights underlying their equity interest in WSC to Infront China. Infront China has the right to receive variable returns from WSC that potentially could be significant to WSC; and Infront China has the obligation to absorb losses of WSC that could potentially be significant to WSC. Therefore, Infront China consolidates WSC and its subsidiaries as required by IFRS 10 Consolidated Financial Statements.

The principal terms of the VIE agreements are further described below:

(1)	Powers of Attorney

Pursuant to the powers of attorney signed by WSC’s nominee shareholders, each nominee shareholder irrevocably authorized Infront China to act on behalf of such shareholder as its exclusive agent and attorney to exercise all rights and power that such shareholder has in respect of its equity interest in WSC (including, but not limited to, all of such shareholders’ rights and voting rights to the sale, transfer, pledge or disposition of the equity interest in part or in whole, and the right to designate and appoint the directors and the executive officers of WSC). The powers of attorney are effective and irrevocable as long as the nominee shareholders remain as shareholders of WSC.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

VIEs and subsidiaries of VIEs (Continued)

(2)	Exclusive Call Option Contract

Pursuant to the exclusive call option contract entered into amongst WSC’s nominee shareholders, WSC and Infront China, each nominee shareholder granted to Infront China an irrevocable and exclusive right to purchase all or part of its equity interests in WSC. The purchase price of the equity interests in WSC shall be the lower of (a) the actual capital contributions paid in the portion of the registered capital by the relevant shareholders for the call options and (b) the lowest price permitted under the PRC laws. Without Infront China’s prior written consent, each nominee shareholder will not amend WSC’s articles of association, increase or decrease WSC’s registered capital, sell, assign, transfer, dispose of, or create any encumbrance over the legal or beneficial interest in any equity interest of WSC, etc. The agreement shall be terminated upon the expiration of the term of operation of Infront China, which has the right to determine the extension of the term of operation of WSC; or terminated automatically upon the exercise in full by Infront China of its right to purchase all of the equity interests.

(3)	Exclusive services agreement

Pursuant to the exclusive services agreement entered into between WSC and Infront China, Infront China grants WSC the non-exclusive right to use certain assets of Infront China and provide business support and technical and consulting services as the exclusive provider of such services to WSC, in return for a fee which is equal to 100% of the net profit of WSC and is adjustable at the sole discretion of Infront China. This agreement remains effective perpetually unless termination is required by Infront China with one month’s prior written notice.

(4)	Pledge Contract

Pursuant to the share pledge contract among WSC’s nominee shareholders, WSC and Infront China, nominee shareholders of WSC pledged all of their respective equity interests in WSC to Infront China as a continuing first priority security interest to guarantee the prompt and full performance of these nominee shareholders’ and WSC’s obligations under the powers of attorney, the exclusive call option contract and the exclusive services agreement. The nominee shareholders shall not have the right to exercise the voting rights and rights to dividend distribution attaching to the equity interests of WSC. If WSC or any of the nominee shareholders breaches its obligations, WSC is dissolved or the enforcement of the pledged equity interests of WSC is permitted under PRC laws, Infront China will be entitled to exercise its rights to the pledged equity interests, including the right to sell the pledged equity interests of WSC through an auction or a private sale. If the pledged equity interests of WSC are disposed for whatever reasons, all proceeds received will be attributed to Infront China and the nominee shareholders must transfer all proceeds collected to Infront China without consideration, to the extent permitted by PRC laws. This contract remains effective until the earlier of: (i) the discharge in full of the nominee shareholders’ and WSC’s obligations under VIE agreements, or (ii) the completion of the disposal of the pledged equity interests in WSC.

Amounts of pledged equity interest of WSC in which the Company has no legal ownership, are €154,145 and €148,733 as of December 31, 2019 and 2018 respectively.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

VIEs and subsidiaries of VIEs (Continued)

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of Infront China and its VIE does not contravene any applicable PRC laws and regulations and (ii) the contractual arrangements with WSC and its nominee shareholders are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations, and will not contravene any PRC laws and regulations currently in effect. However, PRC legal counsel has informed the Company that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to, or otherwise different from, its opinion stated above.

Associates

The following table provides detailed information about equity interests in associates.

Name	December 31, 2019	December 31, 2018	December 31, 2017
FIS Marketing AG, Switzerland	24.5%	24.5%	24.5%
Beijing Iron Man Sports Entertainment Co., Ltd.[1]	7.5%	7.5%	—
Cycling Unlimited AG	25.0%	—	—
Verein Tour de Suisse[2]	n/a	—	—
Upsolut Sports (HYROX)	20.0%	—	—

[1]

Under the equity agreement, the Group had a seat on the board of directors (the board of directors has a total of 5 seats), the power of veto and a right of pre-emption. Therefore, the Group exhibits significant influence over Beijing Iron Man Sports Entertainment Co., Ltd. (“Iron Man”) and treated it as an associate company.

[2]

Verein Tour de Suisse is an association without capital. Under the equity agreement, the Group has 25% voting right of Verein Tour de Suisse. Therefore, the Group exhibits significant influence over Verein Tour de Suisse and shall treat it as an associate company.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

6.	Group information (Continued)

Joint ventures

The following table provides detailed information about equity interests in joint ventures.

Name	December 31, 2019	December 31, 2018	December 31, 2017
International Games Broadcast Services (IGBS) AG, Switzerland	50%	50%	50%
Infront Ringier Sports & Entertainment AG, Switzerland[1]	—	50%	50%
DEB Eishockey Sport GmbH[2]	—	—	50%
Business Run Freiburg GbR[3]	—	50%	50%
OC 2018 IIHF WM APS[4]	—	50%	50%
Lagardère Unlimited Events South Africa Proprietary Limited[5]	—	50%	50%
Organizing Committee IIHF 2020 World Championship	50%	50%	50%

[1]	Infront Ringier Sports & Entertainment AG, Switzerland was disposed in 2019.
[2]	DEB Eishockey Sport GmbH was disposed on December 31, 2018.
[3]	Business Run Freiburg GbR was disposed in 2019.
[4]	OC 2018 IIHF WM APS was disposed in 2019.
[5]	Lagardère Unlimited Events South Africa Proprietary Limited was disposed on July 9, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests

Acquisitions in 2019

(a)	Acquisitions of Youthstream

On February 28, 2019, the Group acquired 100% of the shares of Youthstream Organization SAM, Youthstream Group SAM and its subsidiaries, including Youthstream Media SA and Youthstream Logistic SRO (collectively, the “Youthstream”), which manage the exclusive television, marketing and promotional worldwide rights of the FIM Motocross World Championship. These acquisitions were intended to expand the Group’s market share in its Spectator Sports segment.

The fair values of the identifiable assets and liabilities of the Youthstream as at the date of acquisition were:

Fair value recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	6,058
Trade and other receivables	6,940
Other assets	742
Non-current assets
Property, plant and equipment	634
Intangible assets	50,738
Liabilities
Current liabilities
Trade and other payables	1,927
Contract liabilities	12,134
Accrued expenses	154
Non-current liabilities
Deferred tax liabilities	14,207

Total identifiable net assets at fair value	36,690

Goodwill arising on acquisition	69,467

Purchase consideration	106,157

Purchase consideration:
Cash and cash equivalents*	93,723
Contingent consideration	12,434

Total consideration	106,157

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	6,058
Cash paid for the acquired subsidiaries	(80,000)

Net cash flows on acquisition	(73,942)

*	A deferred payment of €13,723 was included in cash and cash equivalents consideration, which should be paid in three years from 2019 to 2021.

For this acquisition, a contingent consideration at fair value of €12,434 was recognized based on Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) targets. Payment based on aggregate revenue targets after three years. The maximum payout for the contingent consideration is €12,434 (undiscounted €15,000).

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2019 (Continued)

(a)	Acquisitions of Youthstream (Continued)

Goodwill of approximately €69,467 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired Youthstream with the Group’s operations and the long-term contract with the Motocross federation. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition, Youthstream contributed €19,504 of revenue and incurred €1,286 of net profit of the Group for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2019 (Continued)

(b)	Acquisition of Threshold Sports Limited

On April 1, 2019, the Group acquired 100% of the shares of Threshold Sports Limited, which is active in organizing own endurance events in the field of cycling as well as trail runs and customized client events in the fields of corporate challenges, team building and fund raising. The Group acquired the Threshold Sports Limited to enlarge the range of products in its Mass Participation segment.

The fair values of the identifiable assets and liabilities of Threshold Sports Limited as at the date of acquisition were:

Fair value recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	4,652
Trade and other receivables	679
Inventories	41
Other assets	648
Non-current assets
Property, plant and equipment	42
Intangible assets	2,326
Liabilities
Current liabilities
Trade and other payables	389
Contract Liabilities	4,278
Income Tax Payable	165
Non-current liabilities
Deferred tax liabilities	442

Total identifiable net assets at fair value	3,114

Goodwill arising on acquisition	2,814

Purchase consideration	5,928

Purchase consideration:
Cash and cash equivalents	3,606
Contingent consideration	2,322

Total consideration	5,928

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	4,652
Cash paid for the acquired subsidiaries	(3,606)

Net cash flows on acquisition	1,046

For this acquisition, a contingent consideration at fair value of €2,322 was recognized based on EBITDA targets from 2019 to 2021. The contingent consideration payments before discount are €773, €806, and €869 for 2019, 2020 and 2021 respectively. The maximum contingent consideration that can be paid during the period of 2019 to 2021 is €3,777.

Goodwill of approximately €2,814 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired Threshold Sports Limited with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition, Threshold Sports Limited contributed €8,092 of revenue and incurred €755 of net profit of the Group for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2019 (Continued)

(c)	Acquisition of Fairfax Events and Entertainment

On May 31, 2019, the Group acquired the business of Fairfax Events and Entertainment, which operates Sun Herald City2Surf as well as other running, triathlon and cycling events. This purchase allows the group to further enlarge the range of products in Mass Participation segment in the Oceania region.

The fair values of the identifiable assets and liabilities of Fairfax Events and Entertainment as at the date of acquisition were:

Fair value recognized on acquisition
€
Assets
Current assets
Other assets	125
Non-current assets
Right of use assets	157
Intangible assets	3,055
Liabilities
Current liabilities
Trade and other payables	133
Lease liabilities	97
Accrued expenses	23
Contract liabilities	1,925
Non-current liabilities
Lease liabilities	60

Total identifiable net assets at fair value	1,099

Goodwill arising on acquisition	17,520

Purchase consideration	18,619

Purchase consideration:
Cash and cash equivalents	18,619
Contingent consideration	—

Total consideration	18,619

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	—
Cash paid for the acquired subsidiaries	(18,619)

Net cash flows on acquisition	(18,619)

No contingent consideration was recognized for the acquisition of Fairfax Events and Entertainment.

Goodwill of approximately €17,520 was recognized as part of acquisition, which results from the appraisal of Trade Name and Customer Relationship. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition, Fairfax Events and Entertainment contributed €5,710 of revenue and €2,151 of net profit of the Group for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2019 (Continued)

(d)	Acquisition of Level99 Ltd

On August 31, 2019, the Group acquired 55.87% of the shares of Level99 Ltd, an eSports creative agency that helps their clients in branding, creative strategy development, content production and social medial channel management, and will further diversify into the direct-to-consumer business by building and monetizing its own audience. The Group acquired Level99 Ltd to strengthen its digital business in its DPSS segment.

The fair values of the identifiable assets and liabilities of Level99 Ltd as at the date of acquisition were:

Fair value recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	2,431

Total identifiable net assets at fair value	2,431

Non-controlling interests	(1,073)

1,358

Goodwill arising on acquisition	1,073

Purchase consideration	2,431

Purchase consideration:
Cash and cash equivalents	2,431
Contingent consideration	—

Total consideration	2,431

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	2,431
Cash paid for the acquired subsidiaries	(2,431)

Net cash flows on acquisition	—

No contingent consideration was recognized for this acquisition.

Goodwill of approximately €1,073 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired Level99 Ltd with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition, Level99 Ltd contributed €606 of revenue and incurred €478 net loss of the Group for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2019 (Continued)

(e)	Other Acquisitions

In 2019, the Group also acquired certain other businesses that were intended to enlarge the Group’s range of products in its Mass Participation segment.

The acquirees’ total fair values of the identifiable assets and liabilities as at acquisition dates were:

Fair values recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	1,384
Trade and other receivables	1,096
Accrued income	679
Inventories	31
Other assets	743
Non-current assets
Property, plant and equipment	147
Intangible assets	5,671
Deferred tax assets	633
Other assets	12
Liabilities
Current liabilities
Trade and other payables	281
Accrued expenses	1,176
Contract liabilities	4,070
Income Tax Payable	74
Non-current liabilities
Deferred tax liabilities	1,433
Provision	819

Total identifiable net assets at fair value	2,543

Goodwill arising on acquisition	11,480

Purchase consideration	14,023

Purchase consideration:
Cash and cash equivalents	5,699
Contingent consideration	8,324

Total consideration	14,023

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	1,384
Cash paid for the acquired subsidiaries	(5,699)

Net cash flows on acquisition	(4,315)

Goodwill of €11,480 was recognized from these acquisitions resulting from the expected synergies from combining operations of the Group and the acquirees.

The purchase consideration of some of these other acquisitions include contingent consideration that are based on certain performance targets. The maximum total undiscounted contingent consideration of these other acquisitions amounted to €9,759.

The above acquirees contributed €9,067 of revenue and €1,736 of net profit of the Group for the year ended December 31, 2019 since they were acquired.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2018

(a)	Acquisition of Xletix GmbH, Germany

On May 22, 2018, the Group acquired 100% of shares of Xletix GmbH, Germany, a leading European obstacle course organizer. This purchase allowed the Group to enlarge the range of products in its Mass Participation segment.

The fair values of the identifiable assets and liabilities of the Xletix GmbH, Germany as at the date of acquisition were:

Fair value recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	4,702
Trade and other receivables	1,646
Inventories	256
Other assets	1,882
Non-current assets
Property, plant and equipment	219
Intangible assets	2,129
Liabilities
Current liabilities
Trade and other payables	835
Interest-bearing liabilities	13
Accrued expenses	621
Contract Liabilities	7,134
Income tax payable	43

Total identifiable net assets at fair value	2,188

Goodwill arising on acquisition	11,724

Purchase consideration	13,912

Purchase consideration:
Cash and cash equivalents	6,231
Contingent consideration	7,681

Total consideration	13,912

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	4,702
Cash paid for the acquired subsidiaries	(6,231)

Net cash flows on acquisition	(1,529)

For this acquisition, a contingent consideration at fair value of €7,681 was recognized based on EBITDA targets increasing over the years of 2018, 2019 and 2020, which are €3,000, €3,000, €3,000 for the 2018, 2019 and 2020 respectively. The maximum contingent consideration that can be paid is €9,000.

Goodwill of approximately €11,724 was recognized as part of this acquisition, which results from the exclusive runs owned by the acquired Xletix GmbH, Germany. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition, Xletix GmbH, Germany contributed €8,807 of revenue and incurred €1,916 of net profit of the Group for the year ended December 31, 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2018 (Continued)

(b)	Other Acquisitions

On May 15, 2018, the Group acquired 100% of shares of AROC Sport Pty Ltd., which operates the Ultra Trail Australia event conducted in the Blue Mountains of New South Wales. This acquisition allows the Group to expand into the trail running endurance market. On November 1, 2018, the Group acquired 55% of shares of Yongda. This purchase allowed the Group to enlarge the range of products in its DPSS segment. On January 1, 2018, the Group acquired 100% of Goalscout Srl, developer of a software used in managing digital archives. On May 23, 2018, the Group acquired 100% of shares of Titan Active Limited, which operates the Titan experience mass participation business in Europe. On July 7, 2018, the Group acquired REV3 Quassy Event, REV3 Williamsburg Event and Ironman 70.3 Maine Event (the REV3 acquisition). On September 6, 2018, the Group acquired Triathlon Vitoria-Gasteiz Event, which is a triathlon located in northern Spain. These acquisitions were intended to enlarge the Group’s range of products in its Mass Participation segment.

The acquirees’ total fair values of the identifiable assets and liabilities as at acquisition dates were:

Fair values recognized on acquisition
€
Assets
Current assets
Cash and cash equivalents	860
Trade and other receivables	14,057
Inventories	88
Other assets	1,410
Non-current assets
Property, plant and equipment	1,481
Contract right use of assets	265
Intangible assets	4,127
Investments	482
Other assets	2
Deferred tax assets	21
Liabilities
Current liabilities
Trade and other payables	9,884
Interest-bearing liabilities	3,226
Lease liabilities	141
Contract Liabilities	2,358
Income tax payable	148
Non-current liabilities
Lease liabilities	137
Contract liabilities	11
Deferred tax liabilities	634

Total identifiable net assets at fair value	6,254

Less: Non-controlling interest measured at fair value	2,414
Goodwill arising on acquisition	7,934

Purchase consideration	11,774

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2018 (Continued)

(b)	Other Acquisitions (Continued)

Fair values recognized on acquisition
€
Purchase consideration:
Cash and cash equivalents	7,409
Contingent consideration	4,365

Total consideration	11,774

Analysis of cash flows on acquisition:
Cash and cash equivalents held by the acquired subsidiaries	860
Cash paid for the acquired subsidiaries	(7,409)

Net cash flows on acquisition	(6,549)

For the acquisition of AROC Sport Pty Ltd., a contingent consideration at fair value of €529 was recognized. The contingent consideration was €317 adjusted for any net profit shortfall or surplus as defined in the agreement for 2019 and 2020. The maximum contingent consideration that can be paid in each year is €380. Goodwill of approximately €2,310 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired AROC Sport Pty Ltd. with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

For the acquisition of Yongda, a contingent consideration at fair value of €2,385 was recognized based on Yongda’s performance commitment for the operation from 2018 to 2020. The maximum contingent consideration is €367 for the year of 2018 and €2,277 if 100% achieved the projected 2018-2020 accumulated net profits commitment. The non-controlling interest of €2,414 was measured at its proportionate share of the fair value of net identifiable assets acquired. Goodwill of approximately €2,218 was recognized as part of this acquisition, which results from the appraisal of PPE and Contracts, Software, Patent & Brand, with the expectation that it will provide future benefits for the Group. None of the goodwill recognized is expected to be deductible for tax purposes.

For the acquisition of Goalscout Srl, no contingent consideration was recognized. Goodwill of approximately €375 was recognized as part of this acquisition, which results from the exclusive software owned by Goalscout Srl. None of the goodwill recognized is expected to be deductible for tax purposes.

For the acquisition of Titan Active Limited, a contingent consideration at fair value of €368 was recognized based on certain events occurring, and Titan Active Limited achieving a targeted EBITDA amount. The maximum contingent consideration that can be paid in each year from 2018-2020 is €147. Goodwill of approximately €1,190 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired Titan Active Limited with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Acquisitions in 2018 (Continued)

(b)	Other Acquisitions (Continued)

For the acquisition of REV3, a contingent consideration at fair value of €852 was recognized. There are two possible contingent consideration each at maximum payment of €427 in 2018, and one contingent consideration with maximum possible payout of €85 in 2019. The first €427 is based on the remaining 2018 events acquired actually occurring and the other €427 payment is based on a targeted EBITDA for the remaining events. The contingent consideration for 2019 is depending on if the Group receives certain host city funding. Goodwill of approximately €1,249 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired REV3 with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

For the acquisition of Triathlon Vitoria-Gasteiz Event, a contingent consideration at fair value of €231 was recognized based on the occurrence of the events, minimum levels of gross paid athletes and the Group obtaining the host city funding for each of the events in 2020, 2021 and 2022. The maximum contingent consideration that can be paid is €90 in each year. Goodwill of approximately €592 was recognized as part of this acquisition, which results from the expected synergies from combining the operations of the acquired Triathlon Vitoria-Gasteiz Event with the Group’s operations. None of the goodwill recognized is expected to be deductible for tax purposes.

From the dates of acquisition, the acquirees contributed €4,719 of revenue and €1,316 of net profit of the Group for the year ended December 31, 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

7.	Business combinations and acquisition of non-controlling interests (Continued)

Contingent consideration

As part of the purchase agreement with the previous owner of the acquired entities, contingent consideration has been agreed for some of the acquisitions made by the Group. There will be additional cash payments to the previous owners of the acquirees based on the performance of the acquirees. The details of the payment of arrangement vary by agreements.

A reconciliation of fair value measurement of the contingent consideration and liabilities from business combination are provided below:

€
As at January 1, 2017	23,526
Liabilities arising on business combination	10,298
Movements during the year*	(9,470)

As at December 31, 2017	24,354
Liabilities arising on business combination	12,046
Movements during the year*	(7,492)

As at December 31, 2018	28,908
Liabilities arising on business combination	23,080
Movements during the year*	(5,884)

As at December 31, 2019	46,104

*	Movements during the year include the fair value remeasurement, settlement during the year, and the exchange differences.

For each business combination in 2019 and 2018, the Company did not gather the information of the acquiree’s revenue and profit or loss as the acquisition had been as of the beginning of the reporting year.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

8.	Interests in joint ventures

The following table illustrates the aggregate financial information of the Group’s joint ventures that are immaterial:

	2019	2018	2017
	€	€	€
Share of the joint ventures’ profit for the year	1,400	5,294	255

Aggregate carrying amount of the Group’s investments in the joint ventures	1,786	4,964	1,188

9.	Investment in associates

The following table illustrates the financial information of the Group’s associates that are immaterial:

	2019	2018	2017
	€	€	€
Share of the associates’ profit for the year	363	272	254

Aggregate carrying amount of the Group’s investment in associates	1,491	587	93

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

10.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value measurement hierarchy for assets as at December 31, 2019:

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€	€	€	€
Assets measured at fair value:
Financial assets at fair value through profit or loss:
Investments in equity instruments	6,499	6,499	—	—
Convertible Bonds	3,690	—	—	3,690
Derivatives not designated as hedging instruments:
Currency swap	56	—	56	—
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	1,102	—	1,102	—
Interest rate swap deal	1,824	—	1,824	—
Equity instruments designated at fair value through OCI
Investment in other equity instruments	12,423	—	—	12,423

There were no transfers among Level 1, Level 2 and Level 3 during 2019.

Fair value measurement hierarchy for liabilities as at December 31, 2019:

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€	€	€	€
Liabilities measured at fair value:
Financial liabilities at fair value through profit or loss:
Derivatives	639	—	639	—
Contingent consideration	36,808	—	—	36,808
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	442	—	442	—

There were no transfers among Level 1, Level 2 and Level 3 during 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

10.	Fair value measurement (Continued)

Fair value measurement hierarchy for assets as at December 31, 2018:

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€	€	€	€
Assets measured at fair value:
Financial assets at fair value through profit or loss:
Investments in equity instruments	5,593	5,593	—	—
Derivatives not designated as hedging instruments:
Currency swap	73	—	73	—
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	580	—	580	—
Equity instruments designated at fair value through OCI
Investment in other equity instruments	7,931	—	—	7,931

There were no transfers among Level 1, Level 2 and Level 3 during 2018.

Fair value measurement hierarchy for liabilities as at December 31, 2018:

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€	€	€	€
Liabilities measured at fair value:
Financial liabilities at fair value through profit or loss:
Derivatives	773	—	773	—
Contingent consideration	28,908	—	—	28,908
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	69	—	69	—

There were no transfers among Level 1, Level 2 and Level 3 during 2018.

Management has assessed that the fair values of cash and short-term deposits, trade receivables, trade payables, bank overdrafts, interest-bearing loans and borrowings and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Management has assessed that the fair value of the long-term interest-bearing loans is determined by using the DCF method and a discount rate that is equal to the effective interest borrowing rate. Management considered that the difference between the carrying amount and the fair value is insignificant.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

10.	Fair value measurement (Continued)

The following methods and assumptions were used to estimate the fair values:

•	The fair values of the investments in equities are derived from the quoted market prices in active markets.

•	The fair values of other derivative financial instruments are derived from the quoted prices from the financial institutions with which the Group signed the related agreements.

•

The fair values of the contingent consideration have been estimated using a valuation technique including the DCF model to consider the time value of the contingent consideration from business combinations. When determining the intrinsic value of the contingent considerations, the valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value of the contingent consideration.

Description of significant unobservable inputs to valuation

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2019 and 2018, are as shown below:

	Valuation technique	Significant unobservable inputs	Range (weighted average)	Sensitivity of the fair value to input
Contingent consideration — Omnigon Group*	DCF method	Discount rate	2018: 5.5%	2018: 5% increase (decrease) in the discount rate would result in an increase (decrease) in fair value by €2
Contingent consideration — Gsport	DCF method	Discount rate	2018: 12.0%	2018: 5% increase (decrease) in the discount rate would result in an increase (decrease) in fair value by €18
Contingent consideration — hundert24 GmbH	DCF method	Discount rate	2019: 12.00%	2019: 1% increase in the discount rate would result in a decrease in fair value by €42; 1% decrease in the discount rate would result in an increase in fair value by €43
Contingent consideration — Youthstream	DCF method	Discount rate	2019: 5.00%	2019: 1% increase in the discount rate would result in a decrease in fair value by €494; 1% decrease in the discount rate would result in an increase in fair value by €511

*	The contingent consideration — Omnigon Group has been settled as of December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

11.	Revenue

2017
€
Revenue
Revenue from sale of rights	468,629
Revenue from services	401,573
Other revenue	84,396

954,598

11.1	Disaggregated revenue information

Starting from January 1, 2018, the Group has disaggregated the revenue into categories which are the same as segment disaggregation from the respective of monitoring mechanism of the revenue.

	2019	2018
	€	€
Geographical markets
Europe	637,688	768,790
America	184,552	188,663
Asia	167,428	128,956
Oceania	27,102	23,530
Africa	13,310	19,247

Total revenue from contracts with customers	1,030,080	1,129,186

Most of the revenue generated by the Group is recognized over time through the satisfaction of the performance obligation.

11.2	Contract balances

	December 31, 2019	December 31, 2018
	€	€
Trade receivables	133,556	166,097
Contract assets – current (See Note 22)	53,541	39,714
Contract assets – non-current (See Note 22)	10,268	9,077
Contract liabilities – current (See Note 33)	199,900	185,681
Contract liabilities – non-current (See Note 33)	17,271	13,485

Set out below is the amount of revenue recognized from:

	2019	2018
	€	€
Amounts included in contract liabilities at the beginning of the year	189,009	183,892
Performance obligations satisfied in previous years	995	3,726

	190,004	187,618

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

11.	Revenue (Continued)

11.3	Performance obligations

Information about the Group’s performance obligations are summarized in Note 2.3 e.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially satisfied) as at December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
	€	€
Within one year	472,244	475,320
More than one year	748,684	968,487

	1,220,928	1,443,807

12.	Other operating income/expenses

12.1	Other operating income

	2019	2018	2017
	€	€	€
Other operating income
Government grant income	6,413	6,406	6,563
Remeasurement of contingent consideration, net	—	—	546
Gain on financial instruments	—	—	356
Others	4,002	2,448	4,749

	10,415	8,854	12,214

12.2	Other operating expenses

	2019	2018	2017
	€	€	€
Various taxes other than income tax	1,498	952	1,949
Accrued provision	906	612	1,015
Bad debt expenses	4,132	32,054	5,206
Remeasurement of contingent consideration, net	562	757	—
Others	885	1,280	1,162

	7,983	35,655	9,332

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

13.	Finance results

	2019	2018	2017
	€	€	€
Finance costs
Interests on bank loans, overdrafts and other loans	67,968	34,768	46,219
Interest expense on the lease liability	1,273	1,323	—
Bank charges	2,257	1,777	347
Loss on derivative financial instruments at fair value through profit or loss	390	705	390
Foreign exchange losses	4,568	5,436	—
Others	3,546	9,702	6,344

	80,002	53,711	53,300

Finance income
Interest income	1,448	11,504	21,441
Dividends income	—	—	1,517
Foreign exchange gains	735	—	4,030
Others	132	338	883

	2,315	11,842	27,871

14.	Personnel expenses

Expenses incurred by non-project related function personnel are classified as personnel expenses by the Group.

	2019	2018	2017
	€	€	€
Wages, salaries and payroll benefits	118,759	115,156	99,178
Social security	12,864	9,047	8,219
Pension costs	7,190	7,863	7,239
Share-based payment expenses	19,045	7,777	16,377
Others	5,724	4,590	4,092

	163,582	144,433	135,105

Defined contribution plans are funded through payments by employer, the total expenses for these plans amount to €6,183 (€6,080 in 2018 and €6,126 in 2017).

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

15.	Components of OCI

	2019	2018	2017
	€	€	€
Cash flow hedges:
Gains arising during the year
Reclassification to profit or loss during the year, net of tax	208	4,909	(163)
Fair value changes of derivatives, net of tax	1,734	183	(2,053)

Cash flow hedging gains	1,942	5,092	(2,216)
Exchange differences:
Exchange differences on translation of foreign operations	2,353	(2,957)	(3,751)
Other comprehensive income not to be reclassified to profit or loss in subsequent years:
Net remeasurement loss on defined benefit plans, net of tax	(2,057)	(760)	352

	2,238	1,375	(5,615)

The disaggregation of changes of OCI attributable to the equity holders of the parent by each type of reserve in equity is shown below:

	Cash flow hedge reserve	Remeasurement on defined benefit plans	Foreign currency translations reserve	Total
	€	€	€	€
As at January 1, 2017	(3,041)	(2,091)	(6,390)	(11,522)
Remeasurement gains on defined benefit plan	—	344	—	344
Cash flow hedges	(2,166)	—	—	(2,166)
Exchange differences on translation of foreign operations	—	—	(3,666)	(3,666)

As at December 31, 2017	(5,207)	(1,747)	(10,056)	(17,010)
Changes in accounting policies	—	—	(68)	(68)
Remeasurement losses on defined benefit plan	—	(717)	—	(717)
Cash flow hedges	4,802	—	—	4,802
Exchange differences on translation of foreign operations	—	—	(3,049)	(3,049)

As at December 31, 2018	(405)	(2,464)	(13,173)	(16,042)
Remeasurement loss on defined benefit plan	—	(2,053)	—	(2,053)
Cash flow hedges	1,965	—	—	1,965
Exchange differences on translation of foreign operations	—	—	2,138	2,138

As at December 31, 2019	1,560	(4,517)	(11,035)	(13,992)

16.	Selling, office and administrative expenses

	2019	2018	2017
	€	€	€
Professional service expenses	26,239	14,929	13,134
Travel expenses	8,174	6,999	6,390
Marketing expenses	11,859	10,222	7,587
Lease payments recognized as an operating lease expense	1,072	1,275	—
Others	21,333	18,618	27,599

	68,677	52,043	54,710

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

17.	Income tax

The major components of income tax expense for the years ended December 31, 2019, 2018 and 2017 are:

Profit or loss	2019	2018	2017
	€	€	€
Current income tax	20,880	33,491	23,007
Deferred tax	304	(14,536)	(5,276)

Income tax expense reported in the consolidated statement of profit or loss	21,184	18,955	17,731

Other comprehensive income	2019	2018	2017
	€	€	€
Deferred tax related to items recognized in OCI during the year:
Net gain/(loss) on revaluation of cash flow hedges	537	(826)	(361)
Net (loss)/gain from remeasurement on defined benefit plans	(302)	156	53

Deferred tax charged to OCI	235	(670)	(308)

Reconciliation of tax expense and the accounting profit multiplied by Switzerland’s domestic tax rate 14.35% for 2019, 14.60% for 2018 and 2017:

	2019	2018	2017
	€	€	€
(Loss)/profit before tax	(252,652)	72,967	96,523

Tax at the statutory tax rate	(36,256)	10,653	14,092
Adjustments in respect of current tax of previous years	(4,958)	(212)	(714)
Effect on opening deferred tax of changes in rates*	173	158	(7,803)
Utilization of previously unrecognized tax losses	(2,336)	(3,872)	(630)
Income not subject to tax	(3,469)	(2,611)	(313)
Non-deductible expenses for tax purposes	7,566	5,524	6,003
Goodwill Impairment	36,496	—	—
Tax losses not recognized of the year	16,414	1,757	213
Effect of different local tax rates	6,399	6,541	7,003
Others	1,155	1,017	(120)

Income tax expense reported in the consolidated statement of profit or loss	21,184	18,955	17,731

*

The effect on opening deferred tax of changes in rates is mainly due to the tax rate of certain subsidiaries changes as a result of the tax reforms in the certain tax jurisdictions, and the blended apportionment and different tax rates in the certain tax jurisdictions.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

17.	Income tax (Continued)

Deferred tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of profit or loss
	As at December 31, 2019	As at December 31, 2018	2019	2018	2017
	€	€	€	€	€
Recognized gross deferred income tax assets:
Losses available for offsetting against future taxable profits	29,462	25,240	3,648	(1,524)	(8,773)
Other temporary differences	28,302	30,118	(402)	15,047	4,426

	57,764	55,358	3,246	13,523	(4,347)

Recognized gross deferred income tax liabilities:
Fair value adjustment arising from business combinations	78,748	77,766	(216)	(1,623)	(14,440)
Other temporary differences	55,155	35,971	3,766	610	4,817

	133,903	113,737	3,550	(1,013)	(9,623)

Net deferred tax:

	2019	2018
	€	€
Net deferred tax assets recognized in the consolidated statement of financial position	23,063	24,562
Net deferred tax liabilities recognized in the consolidated statement of financial position	99,202	82,941

Net deferred tax	(76,139)	(58,379)

Reconciliation of deferred tax, net:

	2019	2018
	€	€
As at January 1	(58,379)	(68,418)
Tax credit/(expense) during the year recognized in profit or loss	(304)	14,126
Tax credit during the year recognized in OCI	(235)	(843)
Deferred taxes acquired in business combinations	(15,445)	(22)
Exchange differences	(1,630)	(2,855)
Reclassification as held for sale	(146)	—
Adoption of IFRS 15/16	—	(367)

As at December 31	(76,139)	(58,379)

The Group has accumulated tax losses not recognized as deferred tax assets of approximately €34,379 and €19,590 that are available indefinitely for offsetting against future taxable profits of the companies as at December 31, 2019 and 2018.

Of the losses in 2019, €1,876 will expire in two years, €3,004 of which will expire in three years, €4,804 of which will expire in four years, €8,528 of which will expire in five years, €301 of which will expire in six years, €1,522 of which will expire in seven years, €14,344 of which will not expire in future years, as at December 31, 2019.

Of the losses in 2018, €153 will expire in one year, €1,196 of which will expire in three years, €2,158 of which will expire in five years, €190 of which will expire in nine years, €15,893 of which will not expire in future years, as at December 31, 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

17.	Income tax (Continued)

The Group believes that all applicable taxes have been paid or accrued. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which would be required to settle these liabilities. The Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustments to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Tax provisions are included in Note 32 based on the period in which the tax provisions are expected to be settled or in which the related statute of limitations expires.

18.	Earnings per share (“EPS”)

EPS is calculated by dividing the profit or loss for the year attributable to ordinary equity holders of the parent by the number of weighted average number of ordinary shares outstanding during the year.

	2019	2018	2017
	€	€	€
(Loss)/Profit for the year attributable to ordinary equity holders of the parent for basic earnings	(275,645)	51,646	77,203
Impact on the options under ISA plan (Note 35)	—	(212)	(3,204)
Impact on the RSUs under Equity Incentive Plan (Note 35)*	—	(91)	—
Impact on the Options shares under ESOP (Note 35)*	—	—	—

(Loss)/Profit for the year attributable to ordinary equity holders of the parent adjusted for the effect of dilution	(275,645)	51,343	73,999

*	The potential ordinary shares would be anti-dilutive since there is a loss from continuing operations.

	2019	2018	2017
	in thousands	in thousands	in thousands
Weighted average number of ordinary shares for basic EPS	189,480	169,331	169,331

Weighted average number of ordinary shares adjusted for the effect of dilution	198,673	169,331	169,331

Transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements are mainly including the issuance of the shares of the Company due to exercise of options by the qualified senior managements, officers and key employees of the Group under ESOP mentioned in Note 35.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

19.	Property, plant and equipment

	Office and IT equipment	Media production equipment	Leasehold improvements	Machinery equipment and vehicle	Projects in progress	Total
	€	€	€	€	€	€
Cost
As at January 1, 2018	19,492	53,640	14,362	10,770	328	98,592
Additions	3,531	3,366	1,577	3,079	200	11,753
Acquisition of subsidiaries (Note 7)	247	—	261	1,192	—	1,700
Transfers from projects in progress	134	—	24	243	(401)	—
Disposals	(425)	(954)	(854)	(411)	—	(2,644)
Exchange differences	375	268	163	78	(20)	864

As at December 31, 2018	23,354	56,320	15,533	14,951	107	110,265
Additions	1,441	2,605	685	4,948	691	10,370
Acquisition of subsidiaries (Note 7)	526	—	8	289	—	823
Transfers from projects in progress	186	—	276	—	(462)	—
Disposals	(1,937)	(2,483)	(801)	(247)	—	(5,468)
Transfer to assets held for sale	(831)	(1,024)	(3,556)	—	—	(5,411)
Exchange differences	269	142	69	349	9	838

As at December 31, 2019	23,008	55,560	12,214	20,290	345	111,417

Depreciation
As at January 1, 2018	14,385	44,778	9,512	6,107	—	74,782
Depreciation charge for the year	2,759	4,506	1,474	1,997	—	10,736
Disposals	(269)	(893)	(553)	(266)	—	(1,981)
Exchange differences	323	175	118	64	—	680

As at December 31, 2018	17,198	48,566	10,551	7,902	—	84,217
Depreciation charge for the year	3,085	3,917	1,573	2,660	—	11,235
Disposals	(1,843)	(2,448)	(799)	(85)	—	(5,175)
Transfer to assets held for sale	(739)	(971)	(3,365)	—	—	(5,075)
Others	(848)	31	8	463	—	(346)
Exchange differences	103	106	10	48	—	267

As at December 31, 2019	16,956	49,201	7,978	10,988	—	85,123

Net book value
As at December 31, 2019	6,052	6,359	4,236	9,302	345	26,294

As at December 31, 2018	6,156	7,754	4,982	7,049	107	26,048

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

20.	Right of use assets

	Buildings	Machinery equipment and vehicle	Office and IT equipment	Software	Total
	€	€	€	€	€
Cost
As at January 1, 2018	35,055	796	4,890	1,985	42,726
Additions	6,492	1,066	2,005	11	9,574
Acquisition of subsidiaries	177	88	—	—	265
Contract Cancellation	(3,519)	(11)	(3,553)	—	(7,083)
Exchange differences	289	2	3	—	294

As at December 31, 2018	38,494	1,941	3,345	1,996	45,776
Additions	16,476	1,743	1,313	924	20,456
Acquisition of subsidiaries (Note 7)	157	—	—	—	157
Contract Cancellation	(7,031)	(303)	(918)	(1,996)	(10,248)
Transfer to assets held for sale	(7,186)	—	—	—	(7,186)
Exchange differences	413	2	3	—	418

As at December 31, 2019	41,323	3,383	3,743	924	49,373

Depreciation
As at January 1, 2018	—	—	—	—	—
Charge for the year	7,907	581	1,403	569	10,460
Contract Cancellation	(122)	(6)	(449)	—	(577)
Exchange differences	101	1	2	—	104

As at December 31, 2018	7,886	576	956	569	9,987
Charge for the year	9,445	1,004	1,256	364	12,069
Contract Cancellation	(4,182)	(131)	(879)	(841)	(6,033)
Transfer to assets held for sale	(2,201)	—	—	—	(2,201)
Others	29	—	(29)	—	—
Exchange differences	72	1	2	—	75

As at December 31, 2019	11,049	1,450	1,306	92	13,897

Impairment
As at December 31, 2018	—	—	—	—	—
Charge for the year	227	—	—	—	227
As at December 31, 2019	227	—	—	—	227

Net book value
At December 31, 2019	30,047	1,933	2,437	832	35,249

At December 31, 2018	30,608	1,365	2,389	1,427	35,789

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

21.	Intangible assets

	Customer Relationships	Trade Name	Software	Other Intangible Assets	Total
	€	€	€	€
Cost
As at January 1, 2018	49,070	365,298	19,417	34,421	468,206
Additions	—	—	2,955	1,238	4,193
Acquisition of subsidiaries	390	682	1,290	3,894	6,256
Sale or disposal	—	—	(63)	(138)	(201)
Exchange differences	1,388	15,034	513	398	17,333

As at December 31, 2018	50,848	381,014	24,112	39,813	495,787
Additions	—	—	2,991	1,791	4,782
Acquisition of subsidiaries (Note 7)	1,088	—	22	60,680	61,790
Disposal	—	—	(530)	(73)	(603)
Held for sale	—	—	(36)	(11)	(47)
Exchange differences	1,206	9,016	328	606	11,156

As at December 31, 2019	53,142	390,030	26,887	102,806	572,865

Amortization
As at January 1, 2018	24,390	7	12,521	22,301	59,219
Charge for the year	3,013	40	3,043	4,048	10,144
Written off on disposal	—	—	(63)	(138)	(201)
Exchange differences	910	—	360	361	1,631

As at December 31, 2018	28,313	47	15,861	26,572	70,793
Charge for the year	3,176	99	3,166	5,650	12,091
Written off on disposal	—	—	(416)	(47)	(463)
Held for sale	—	—	(36)	(11)	(47)
Exchange differences	663	(1)	226	270	1,158

As at December 31, 2019	32,152	145	18,801	32,434	83,532

Impairment
As at January 1, 2018	—	—	—	—	—
Charge for the year	—	—	—	1,506	1,506
Exchange differences	—	—	—	—	—

As at December 31, 2018	—	—	—	1,506	1,506
Charge for the year	—	—	—	900	900
Exchange differences	—	—	—	(6)	(6)

As at December 31, 2019	—	—	—	2,400	2,400

Net book value
As at December 31, 2019	20,990	389,885	8,086	67,972	486,933

As at December 31, 2018	22,535	380,967	8,251	11,735	423,488

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

22.	Accrued income and contract assets

Accrued income

Accrued income includes revenues that are not yet invoiced to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be measured reliably.

	December 31, 2019	December 31, 2018
	€	€
Accrued income, project related	9,764	2,641
Accrued income, non-project related	734	3,833

Total accrued income	10,498	6,474

Current	10,498	6,474

Contract assets

	December 31, 2019
	Carrying amount	Expected credit losses	Net book value
	€	€	€
Total contract assets	64,328	519	63,809

Current	54,060	519	53,541
Non-current	10,268	—	10,268

	December 31, 2018
	Carrying amount	Expected credit losses	Net book value
	€	€	€
Total contract assets	48,969	178	48,791

Current	39,892	178	39,714
Non-current	9,077	—	9,077

Set out below is the movement in the allowance for ECLs of contract assets:

€
As at January 1, 2018	210
Provision for ECLs	980
Write-off	(1,013)
Exchange differences	1

As at December 31, 2018	178
Provision for ECLs	100
Reclassification*	279
Reversal for the year	(31)
Exchange differences	(7)

As at December 31, 2019	519

*	The reclassification was generated from the provision for ECLs of trade and other receivables.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

23.	Goodwill and intangible assets with indefinite useful lives

Goodwill	December 31, 2019	December 31, 2018	December 31, 2017
	€	€	€
Beginning balance
Cost	748,814	708,137	675,173
Accumulated impairment provision	(71,488)	(68,606)	(77,677)

	677,326	639,531	597,496

Opening balance, net of impairment	677,326	639,531	597,496
Acquisition of subsidiaries	102,354	19,658	97,308
Remeasurement of acquisition of prior year*	—	375	400
Impairment	(254,326)	—	—
Transfer to assets held-for-sale	(270)	—	—
Exchange differences	12,501	17,762	(55,673)

	537,585	677,326	639,531
End of the year:
Cost	865,218	748,814	708,137
Accumulated Impairment provision	(327,633)	(71,488)	(68,606)

	537,585	677,326	639,531

*

The remeasurement of goodwill for the year ended December 31, 2018 was related to an acquisition of CGI at the end of 2017. The Group finalized the valuation of the acquiree and adjusted the goodwill accordingly during the year of 2019.

For impairment testing purposes, goodwill and trade names acquired through business combinations with indefinite useful lives are allocated to the WEH North America CGU, WEH EMEA CGU, WEH Asia CGU, WEH Oceania CGU, Infront Football CGU, Infront Summer Sports CGU, Infront Winter Sports CGU, Infront DPSS CGU, and Infront Personal & Corporate Fitness CGU.

The Group management changed the way it monitors and manages the operations of some CGUs. In 2019, Infront DPSS CGU and Infront Personal & Corporate Fitness CGU have included the Double Heritage CGU and Yongda CGU respectively after Reorganization in 2019 as mentioned in Note 1.

Carrying amounts of goodwill and trade names with indefinite useful lives allocated to each of the CGUs as at December 31, 2019 are as follows:

Cash-generating units	Goodwill	Trade names	Total
	€	€	€
WEH North America	448,529	190,169	638,698
WEH EMEA	107,782	134,661	242,443
WEH Asia	8,220	5,036	13,256
WEH Oceania	65,768	59,248	125,016
Infront Football	35,000	—	35,000
Infront Summer Sports	95,165	—	95,165
Infront Winter Sports	35,000	—	35,000
Infront DPSS	38,956	—	38,956
Infront Personal & Corporate Fitness	30,798	—	30,798

Total	865,218	389,114	1,254,332

None of the remaining 5 CGUs (Infront Football, Infront Summer Sports, Infront Winter Sports, Infront DPSS and Infront Personal & Corporate Fitness) is at risk of having its value in use being less than its carrying value.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

23.	Goodwill and intangible assets with indefinite useful lives (Continued)

Carrying amounts of goodwill and trade names with indefinite useful lives allocated to each of the CGUs as at December 31, 2018 are as follows:

Cash-generating units	Goodwill	Trade names	Total
WEH North America	367,642	185,786	553,428
WEH EMEA	99,834	131,517	231,351
WEH Asia	7,992	4,920	12,912
WEH Oceania	46,779	57,882	104,661
Infront Football	35,000	—	35,000
Infront Summer Sports	19,176	—	19,176
Infront Winter Sports	35,000	—	35,000
Infront DPSS	37,743	—	37,743
Infront Personal & Corporate Fitness	21,724	—	21,724
The Double Heritage	4,218	—	4,218
Yongda	2,218	—	2,218

Total	677,326	380,105	1,057,431

Carrying amounts of goodwill and trade names with indefinite useful lives allocated to each of the CGUs as at December 31, 2017 are as follows:

Cash-generating units	Goodwill	Trade names	Total
	€	€	€
WEH North America	351,124	178,296	529,420
WEH EMEA	97,313	126,504	223,817
WEH Asia	7,736	4,721	12,457
WEH Oceania	43,381	55,549	98,930
Infront Football	35,000	—	35,000
Infront Summer Sports	19,176	—	19,176
Infront Winter Sports	35,000	—	35,000
Infront DPSS	36,549	—	36,549
Infront Personal & Corporate Fitness	10,000	—	10,000
The Double Heritage	4,252	—	4,252

Total	639,531	365,070	1,004,601

The Group performed its annual impairment test in December 2019, 2018 and 2017. The Group considers the relationship between value in use and carrying amount among other factors.

As at December 31, 2019, the result of the goodwill impairment test indicated that recoverable amount of the WEH North America CGU and WEH Oceania CGU were lower than the respective carrying amounts, therefore the management has recognized an impairment loss of €254,326.

As at December 31, 2018 and 2017, the result of the goodwill impairment test indicated that the recoverable amount of all the CGUs were higher than the respective carrying amounts, therefore no further goodwill impairment was recognized.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

23.	Goodwill and intangible assets with indefinite useful lives (Continued)

Impairment test as at December 31, 2019

WEH North America CGU

The recoverable amount of the US North America CGU has been determined based on a value in use calculation which is the higher of using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 9.0% and cash flows beyond the five-year plan are extrapolated using a 2.5% growth rate. As a result of the analysis, the management has recognized an impairment of €232,197 against goodwill with a carrying amount of €588,312 as at December 31, 2019.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.5% (i.e. to 9.5%) would result in a further impairment of €24,159, while a decrease in growth rate of 0.5% (i.e. to 2.0%) would result in a further impairment of €19,790.

WEH EMEA CGU

The recoverable amount of the WEH EMEA CGU has been determined based on a value in use calculation which is the higher of using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 10.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated the discount rate and the growth rate were less sensitive due to the headroom is enough.

WEH Asia CGU

The recoverable amount of the WEH Asia CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 11.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated the discount rate and the growth rate were less sensitive due to the headroom is enough.

WEH Oceania CGU

The recoverable amount of the WEH Oceania CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 9.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management has recognized an impairment of €22,129 against goodwill with a carrying amount of €133,459 as at December 31, 2019.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.5% (i.e. to 9.5%) would result in a further impairment of €5,138, while a decrease in growth rate of 0.5% (i.e. to 2.5%) would result in a further impairment of €4,148.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

23.	Goodwill and intangible assets with indefinite useful lives (Continued)

Impairment test as at December 31, 2018

WEH North America CGU

The recoverable amount of the US North America CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 9.0% and cash flows beyond the five-year plan are extrapolated using a 2.5% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.6% (i.e. to 9.6%), or a decrease in growth rate of 0.6% (i.e. to 1.9%) would result in impairment.

WEH EMEA CGU

The recoverable amount of the WEH EMEA CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 10.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 1.8% (i.e. to 11.8%), or a decrease in growth rate of 2.1% (i.e. to 0.9%) would result in impairment.

WEH Asia CGU

The recoverable amount of the WEH Asia CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 11.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 1.8% (i.e. to 12.8%), or a decrease in growth rate of 1.5% (i.e. to 1.5%) would result in impairment.

WEH Oceania CGU

The recoverable amount of the WEH Oceania CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year plan. The discount rate applied to cash flow projections is 9.0% and cash flows beyond the five-year plan are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.2% (i.e. to 9.2%), or a decrease in growth rate of 0.3% (i.e. to 2.7%) would result in impairment.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

23.	Goodwill and intangible assets with indefinite useful lives (Continued)

Impairment test as at December 31, 2017

WEH North America CGU

The recoverable amount of the WEH North America CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 9% and cash flows beyond the five-year period are extrapolated using a 2.4% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 1.8% (i.e. to 9.1%), or a decrease in growth rate of 0.1% (i.e. to 2.3%) would result in impairment.

WEH EMEA CGU

The recoverable amount of the WEH EMEA CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 9.0% and cash flows beyond the five-year period are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.1% (i.e. to 9.1%), or a decrease in growth rate of 0.1% (i.e. to 2.9%) would result in impairment.

WEH Asia CGU

The recoverable amount of the WEH Asia CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 11.0% and cash flows beyond the five-year period are extrapolated using a 3.0% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 21.5% (i.e. to 32.5%), or a decrease in growth rate of 116.0% (i.e. to -113.0%) would result in impairment.

WEH Oceania CGU

The recoverable amount of the WEH Oceania CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 9% and cash flows beyond the five-year period are extrapolated using a 2.8% growth rate. As a result of the analysis, the management did not identify an impairment for this CGU.

The sensitivity analysis made by the management indicated that an increase in the discount rate of 0.1% (i.e. to 9.1%), or a decrease in growth rate of 0.1% (i.e. to 2.7%) would result in impairment.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

24.	Other assets and other liabilities

Other assets

	December 31, 2019	December 31, 2018
	€	€
Current portion:
Prepayment, project related	61,651	69,542
Deferred expense, non-project related	2,466	2,202
Derivatives not designated as hedging instruments
Currency swap	56	73
Derivatives designated as hedging instruments
Foreign exchange forward contracts	1,102	580
Interest rate swap deal	362	—
Financial assets at fair value through profit or loss
Investment in listed equity instruments	6,499	5,593
Restricted cash - current	321	430
Cost to fulfill the contract obligation	8,544	3,141

Total other current assets	81,001	81,561

Non-current portion:
Prepayment, project related	43,920	44,868
Deferred expense, non-project related	44	595
Derivatives designated as hedging instruments
Interest rate swap deal	1,462	—
Financial assets at fair value through profit or loss
Convertible Bonds	3,690	—
Equity instruments designated at fair value through OCI
Investment in other equity instruments	12,423	7,931
Cost to fulfill the contract obligation	114	425
Other	1,511	1,134

Total other non-current assets	63,164	54,953

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

24.	Other assets and other liabilities (Continued)

Other liabilities

	December 31, 2019	December 31, 2018
Current portion:
Derivatives not designated as hedging instruments
Currency swap	442	69
Financial liabilities at fair value through profit or loss
Contingent consideration – current portion	12,728	16,255
Derivatives	639	773
Share-based payments liabilities	327	—
Others	5,072	—

Total other current liabilities	19,208	17,097

Non-current portion:
Financial liabilities at fair value through profit or loss
Contingent consideration - non-current portion	24,080	12,653
Share-based payments liabilities	11,934	17,784
Depositary right*	2,270	—
Others	5,294	1,365

Total other non-current liabilities	43,578	31,802

*

The Group entered in to an agreement with Deutsche Bank Trust Company Americas to deposits the Group’s American depositary receipts with Deutsche Bank for 10 years. The Group has collected all deposit fees and will amortize such fees over 10 years.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

25.	Interest-bearing liabilities

	Effective Interest Rate	Maturity	December 31, 2019	December 31, 2018
	%		€	€
Current interest-bearing loans and borrowings
Bank loan floating rate A1	6.4	Jun 26, 2021	—	1,250
Bank loan floating rate B2	2.3	Mar 31, 2019	—	10,000
Bank loan floating rate B2	2.3	Sep 30, 2019	—	11,000
Bank loan floating rate B2	2.3	Mar 31, 2020	12,000	—
Bank loan floating rate B2	2.3	Sep 30, 2020	13,000	—
Bank loan floating rate C3	6.0	Aug 1, 2026	1,601	—
Bank loan fixed rate A4	5.2	Jun 28, 2019	—	1,904
Bank loan fixed rate B5	6.1	Sep 20, 2019	—	1,270
Bank loan fixed rate C6	11.5	Mar 14, 2020	177,982	—
Other loan fixed rate A7	4.1	May 24, 2019	—	63

Total current interest-bearing loans and borrowings			204,583	25,487

Non-current interest-bearing loans and borrowings
Bank loan floating rate A1	6.4	Jun 26, 2021	—	209,718
Bank loan floating rate B2	2.3	Mar 31, 2020	—	11,894
Bank loan floating rate B2	2.3	Sep 30, 2020	—	12,885
Bank loan floating rate B2	2.3	Mar 31, 2021	13,842	13,876
Bank loan floating rate B2	2.3	Jun 30, 2021	341,706	287,257
Bank loan floating rate B8	2.5 or 2.0	May 31, 2021	47,500	—
Bank loan floating rate C3	6.0	Aug 1, 2026	238,037	—

Total non-current interest-bearing loans and borrowings			641,085	535,630

Total interest-bearing loans and borrowings			845,668	561,117

[1]	The bank loan carried a floating rate of USLIBOR+4.00% in 2018. They were secured by total assets which were owned by certain subsidiaries of the Group as shown below.

December 31, 2018
€
Cash and cash equivalents	45,802
Trade and other receivables	14,505
Accrued income and deferred costs	6,338
Inventories	5,786
Other current assets	10,180
Property, plant and equipment	10,155
Right of use assets	10,146
Intangible assets	110,078
Goodwill	186,290
Deferred tax assets	9,373
Other non-current assets	1,133

[2]	The floating rate of the loan varies from 1.75% to 3.25% and depends on the leverage ratio of the subsidiary that borrows the loan.
[3]	The loans carry a floating rate of USLIBOR+4.25% in 2019. They are secured by total assets which are owned by certain subsidiaries of the Group as shown below.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

25.	Interest-bearing liabilities (Continued)

December 31, 2019
€
Cash and cash equivalents	43,865
Trade and other receivables	9,368
Accrued income and deferred costs	10,389
Inventories	9,195
Other current assets	12,889
Property, plant and equipment	11,513
Right of use assets	11,943
Intangible assets	114,827
Goodwill	213,239
Deferred tax assets	6,978
Other non-current assets	2,157

[4]	The loan was secured and guaranteed by the minority shareholder of the Group.
[5]	The loan was secured and guaranteed by the minority shareholder of the Group.
[6]	The loan carries an annual fixed rate of 11.5%.
[7]	The loan was arising from the sale and leaseback transaction which should be recognized as a financial liability.
[8]	The loan carries fixed rates of 2.0% from February 8, 2019 to May 8, 2019 and 2.5% from May 9, 2019 to December 31, 2019.

The major changes in liabilities arising from financing activities of the Group are proceeds and repayment of borrowings, the reconciliation between the opening and closing balances for the current year are shown as below:

€
January 1, 2018	597,831
Acquisition of subsidiaries	3,237
Proceeds from borrowings	350,000
Repayment of borrowings	(377,162)
Other movements*	(12,789)

January 1, 2019	561,117
Proceeds from borrowings**	712,188
Repayment of borrowings***	(436,964)
Other movements*	9,327

December 31, 2019	845,668

*

Other movements include deferred financing fees, amortization of upfront and deferred financing fees and exchange differences of the loans and capitalized interests. The €3,568 of deferred financing fees is presented as operating activities in the consolidated statement of cash flows.

**

The €1,973 borrowing was granted from Wanda Sports & Media (Hong Kong) Co. Limited in 2019, which resulted in an increase in other payables. It is presented as proceeds from borrowing in the consolidated statement of cash flows.

***

The €311,958 borrowing was repaid to Wanda Sports & Media (Hong Kong) Co. Limited in 2019, which resulted in a decrease in other payables. It is presented as repayment of borrowing in the consolidated statement of cash flows.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

26.	Hedging activities and derivatives

The Group is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivative instruments are foreign currency risk and interest rate risk.

The Group’s risk management strategy and how it is applied to manage risk are explained in Note 27.

Cash flow hedges

Foreign currency risk

Foreign exchange forward contracts measured at fair value are designated as hedging instruments in cash flow hedges of cash inflows (revenue) in US dollars (USD) and cash outflows in Confederation Helvetica Franc (“CHF”) (mainly payroll expenses).

While the Group also enters into other foreign exchange forward contracts with the intention of reducing the foreign exchange risk of expected sales and purchases, these other contracts are not designated in hedge relationships and are measured at fair value through profit or loss.

The foreign exchange forward contract balances vary with the level of changes in foreign exchange forward rates and interest rates.

For the foreign currency forward contracts designated as hedging instruments, the terms of the contracts match the terms of the expected highly probable forecast transactions. As a result, there is no hedge ineffectiveness to be recognized in the consolidated statement of profit or loss.

Interest rate risk

The Group has designated a cross currency swap as a hedging instrument for future repayment of long-term loan denominated in USD. The balance of the cross-currency swap agreement varies with the forward exchange rate and the US LIBOR.

	December 31, 2019		December 31, 2018
	Assets	Liabilities	Assets	Liabilities
	€	€	€	€
Foreign currency forward contracts	1,102	639	580	—
Interest rate swap	1,824	—	—	—

The period of expected hedging cash flow and the period that affects gain and loss are as follows:

	December 31, 2019		December 31, 2018
	Cash Inflow	Cash Outflow	Cash Inflow	Cash Outflow
	€	€	€	€
Within 1 year	36,594	53,491	40,247	—
1-3 years	21,363	20,744	—	83,260
More than 3 years	32,996	32,154	—	—

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies

The Group’s principal financial liabilities, other than derivatives, comprise of loans and borrowings, and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations and to provide guarantees to support its operations. The Group’s principal financial assets include trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Group also holds bank certificates of deposit and others enters into derivative transactions.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by a financial risk team that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial risk team provides assurance to the Group’s senior management that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken. The Group’s senior management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, financial management products and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at December 31, 2019 and 2018.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as at December 31, 2019.

The analyses exclude the impact of movements in market variables on: the carrying values of pension and other post-retirement obligations, provisions, and the non-financial assets and liabilities of foreign operations. The analysis for the contingent consideration liability is provided in Note 10.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies (Continued)

Market risk (Continued)

The following assumptions have been made in calculating the sensitivity analyses:

The sensitivity of the relevant profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at December 31, 2019 including the effect of hedge accounting.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected, after the impact of hedge accounting. With all other variables held constant, the Group’s profit/(loss) before tax is affected through the impact on floating rate borrowings as follows:

	Increase/decrease in basis points	Effect on profit/(loss) before tax
		€
2019
Interest rate increase	100 basis points	(1,261)
Interest rate decrease	100 basis points	1,261
2018
Interest rate increase	100 basis points	(506)
Interest rate decrease	100 basis points	506
2017
Interest rate increase	100 basis points	(2,405)
Interest rate decrease	100 basis points	2,405

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment, showing a significantly higher volatility than in prior years.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies (Continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s net investments in foreign subsidiaries.

The Group hedges its exposure to fluctuations by certain foreign currency denominated forecasted cash flows arising from foreign currency denominated borrowings and probable forecasted transactions by using foreign currency swaps and forwards, mainly for foreign exchange risk between EUR and USD as well as CHF.

When a derivative is entered into for hedging purposes, the Group negotiates the terms of the derivative to match the terms of the hedged exposure. For hedges of forecast transactions, the derivative covers the period of exposure from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable or payable that is denominated in the foreign currency.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in CHF/EUR and USD/EUR exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives.

	2019	Effect on profit/(loss) before tax
		€
CHF/EUR	+5%	1,203
USD/EUR	+5%	(17,380)

	2018	Effect on profit/(loss) before tax
		€
CHF/EUR	+5%	(2,579)
USD/EUR	+5%	1,530

	2017	Effect on profit/(loss) before tax
		€
CHF/EUR	+5%	(1,984)
USD/EUR	+5%	1,598

The impact on the Group’s OCI is mainly due to translation differences from USD and CNY to EUR made by the Company, WSH sub-group and IHAG sub-group.

	2019	Effect on OCI
		€
USD/EUR	+5%	(246)
CNY/EUR	+5%	(463)

	2018	Effect on OCI
		€
USD/EUR	+5%	(2,454)
CNY/EUR	+5%	122

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies (Continued)

Foreign currency sensitivity (Continued)

	2017	Effect on OCI
		€
USD/EUR	+5%	(3,247)
CNY/EUR	+5%	936

The movement in the pre-tax effect is a result of a change in the fair value of derivative financial instruments not designated in a hedge relationship and monetary assets and liabilities denominated in USD (for WSH and WEH), EUR (for IHAG) and Chinese Renminbi Yuan (for WSC), where the functional currency of the entity is a currency other than respective currencies. Although the derivatives have not been designated in a hedge relationship, they act as an economic hedge and will offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 24. The Group evaluates the concentration of risk with respect to trade receivables as insignificant, as its customers are located in several jurisdictions and operate in largely independent markets.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group’s senior management on an annual basis, and may be updated throughout the year subject to approval of the Group’s finance team. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2019 is the carrying amounts as illustrated in Note 24 except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is shown in the liquidity table below.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies (Continued)

Credit risk (Continued)

31 December 2019

	Trade receivables
		Days past due
	Contract Assets	Current	<1years	1 - 2 years	2 - 3 years	over 3 years	Total
	€	€	€	€	€	€	€
ECL rate	0.81%	0.54%	4.31%	80.05%	96.54%	93.29%
Estimated total gross carrying amount at default	64,328	70,816	58,782	30,140	11,618	6,780	178,136
ECL	(519)	(382)	(2,531)	(24,126)	(11,216)	(6,325)	(44,580)

31 December 2018

	Trade receivables
		Days past due
	Contract Assets	Current	<1years		1 - 2 years	2 - 3 years	over 3 years	Total
	€	€	€		€	€	€	€
ECL rate	0.36%	0.45%	23.27	%*	81.37%	89.05%	98.40%
Estimated total gross carrying amount at default	48,969	85,685	101,169		13,492	5,197	5,471	211,014
ECL	(178)	(386)	(23,540)		(10,979)	(4,628)	(5,384)	(44,917)

*

The Group had outstanding trade receivable relating to Italian football-related services provided to a sport marketing and media rights firm named Media Partners & Silva Limited (“MP&Silva”), the expected credit loss was individually accrued as a result of the initiation of MP&Silva’s insolvency process in 2018.

Liquidity risk

The Group monitors its risk of a shortage of funds using a liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, finance leases and hire purchase contracts. The Group’s policy is that not more than 25% of borrowings should mature in the next 12-month period.

Approximately 24% and 4.5% of the Group’s interest-bearing liabilities would mature in less than one year at December 31, 2019 and 2018 respectively based on the carrying value of borrowings reflected in the financial statements. The Group has assessed the concentration of risk with respect to refinancing its debt and considered it to be insignificant. The Group has access to a sufficient variety of sources of funding.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

27.	Financial instruments risk management objectives and policies (Continued)

Liquidity risk (Continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Year ended December 31, 2019	Within 1 year	1 to 5 years	>5 years	Total
	€	€	€	€
Interest-bearing loans and borrowings	221,650	418,752	232,865	873,267
Trade payables	72,966	—	—	72,966
Other payables	100,889	—	—	100,889
Accrued expenses	69,846	3,051	—	72,897
Stock compensation liability	327	11,934	—	12,261
Other current liabilities	18,865	—	—	18,865
Other non-current liabilities	—	32,643	—	32,643
Derivatives financial liabilities	1,081	—	—	1,081

	485,624	466,380	232,865	1,184,869

Year ended December 31, 2018	Within 1 year	1 to 5 years	>5 years	Total
	€	€	€	€
Interest-bearing loans and borrowings	43,837	571,081	330	615,248
Trade payables	101,228	443	2,546	104,217
Other payables	711,282	952	—	712,234
Accrued expenses	83,516	4,941	—	88,457
Other current liabilities	16,255	—	—	16,255
Other non-current liabilities	—	33,224	—	33,224
Derivatives financial liabilities	842	—	—	842

	956,960	610,641	2,876	1,570,477

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

28.	Inventories

	December 31, 2019	December 31, 2018
	€	€
Finished goods	9,395	5,935
Less: Provision for decline in value of inventories	—	—

	9,395	5,935

During the year ended December 31, 2019, €700 (2018: €376 and 2017: €492) was recognized as an impairment for inventories and recognized in cost of sales. At each year end, there was an inventory count performed and the inventory on hand was evaluated. €700, €376 and €492 of write-off were made during the year ended December 31, 2019, 2018 and 2017 respectively.

29.	Trade and other receivables

	December 31, 2019	December 31, 2018
	€	€
Trade receivables	178,136	211,014
Other receivables	123,956	121,239
Prepaid taxes	5,345	8,991
Deposits	1,848	1,813
Others	299	1,774
Provisions for trade and other receivables	(45,543)	(44,933)

	264,041	299,898

For terms and conditions relating to related party receivables, refer to Note 40.

Trade receivables and other receivables are non-interest-bearing.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

29.	Trade and other receivables (Continued)

Below are the movements in the provision for impairment of receivables:

Movements €
As at January 1, 2017	10,788
Provision for the year	6,215
Reversal for the year	(1,009)
Write-off for the year	(1,264)
Exchange differences	833

As at December 31, 2017	15,563
Adoption of IFRS 9	512
Provision for the year	32,679
Reversal for the year	(1,605)
Write-off for the year	(2,240)
Exchange differences	24

As at December 31, 2018	44,933
Provision for the year	4,933
Reversal for the year	(870)
Write-off for the year	(3,006)
Transfer to assets held for sale	(78)
Exchange differences	(369)

As at December 31, 2019	45,543

The Group has adopted IFRS 9 since January 1, 2018 with a simplified approach in calculating ECLs for the trade and other receivables adopted and has individually assessed the recoverability risk for overdue receivables which is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. See Note 27 for the Group’s credit risk management objectives.

The Group individually determined the impairment of the trade receivables by considering the credentials for each customer in 2017. The aging analysis of the trade receivables that are not individually nor collectively considered to be impaired for the year 2017 is as follows:

	Past due but not impaired
	Within 1 year	1-2 year(s)	2-3 years	Over 3 years	Total
	€	€	€	€	€
2017	63,374	2,918	483	39	66,814

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

30.	Cash and short-term deposits

	December 31, 2019	December 31, 2018
	€	€
Cash at banks and on hand	161,760	174,992
Short-term deposits	1,465	2,056

	163,225	177,048

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As at December 31,2019, the Group has approximately €74,843 (2018: €117,462 and 2017: €44,700) of undrawn committed borrowing facilities.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

31.	Share capital

Ordinary shares authorized, issued and fully paid

	Class A ordinary shares	Class B ordinary shares	Total
	Thousands	Thousands	Thousands
As at December 31, 2017	—	169,331	169,331
As at December 31, 2018	—	169,331	169,331
Transfer of shares**	22,363	(22,363)	—
Issuance of shares from offering	35,700	—	35,700

As at December 31, 2019	58,063	146,968	205,031

There is no par value for all the Class A and Class B ordinary shares. The carrying amount of the share capital as at December 31, 2019 and 2018 is €1,520,816, which is in aggregation of the historical cost of investment to the investees from the contributing shareholders of IHAG, WSC and WSH.

All issued shares to the contributing shareholders of IHAG, WSC and WSH as part of the Reorganization are Class B ordinary shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder to any person who is not the Company or an affiliate of the Company, or upon a change of ultimate beneficial ownership of any Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into one Class A ordinary shares. Every member holding Class A ordinary shares shall have one vote for each Class A ordinary shares it holds and every member holding Class B ordinary shares will have four votes for each Class B ordinary shares it holds. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Save and except for voting rights and conversion rights, Class B ordinary shares and Class A ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

**

In April 2019, WSM sold and transferred in an aggregate of 22,363,466 Class B ordinary shares of the Company to certain co-investors. Therefore, all of such Class B ordinary shares has been automatically converted into Class A ordinary shares at the time of the transfer.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

32.	Provisions

	Tax provisions[1]	Provision for severance pay[2]	Onerous contracts[3]	Legal claims[4]	Other Provisions[5]	Total
	€	€	€	€	€	€
As at January 1, 2018	10,754	410	3,176	960	1,172	16,472
Arising during the year	774	292	—	612	54	1,732
Adoption of IFRS 16	—	—	(2,603)	—	—	(2,603)
Utilized	—	(390)	(90)	(569)	(901)	(1,950)
Unused amounts reversed	(1,305)	(30)	(239)	—	(1)	(1,575)
Exchange differences	(147)	19	43	4	—	(81)

As at December 31, 2018	10,076	301	287	1,007	324	11,995

Current	2,425	301	77	616	—	3,419
Non-current	7,651	—	210	391	324	8,576

	Tax provisions[1]	Provision for severance pay[2]	Onerous contracts[3]	Legal claims[4]	Other Provisions[5]	Total
	€	€	€	€	€	€
As at December 31, 2018	10,076	301	287	1,007	324	11,995
Acquisition of a subsidiary	819	—	—	—	—	819
Arising during the year	167	819	—	1,699	9,139	11,824
Utilized	—	(628)	(74)	(3,810)	(4,177)	(8,689)
Unused amounts reversed	(841)	—	—	(1,736)	—	(2,577)
Reclassification	(5,226)	—	—	5,106	—	(120)
Exchange differences	(112)	7	20	3	—	(82)

As at December 31, 2019	4,883	499	233	2,269	5,286	13,170

Current	2,765	499	121	1,160	4,689	9,234
Non-current	2,118	—	112	1,109	597	3,936

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

32.	Provisions (Continued)

1.

Tax provisions: The Group has accrued tax provision in accordance with applicable tax rules. Where uncertainty exists, the Group would make an accrual for tax liabilities based on management’s best estimate. Such provision was subject to continuous assessment and provision would be updated accordingly based on latest estimate and audit of related tax jurisdictions. Timing of any outflow of economic benefit is dependent on whether an operating subsidiary is selected for a tax audit and the results of the audit. In 2019, a €5,226 tax provision of IHAG from prior year for potential withholding tax obligations in Italy was reclassified to provision for legal claims. Thereafter, IHAG settled it with a payment of €3,490 resulting in a €1,736 reversal of legal claim provision.

2.

Provision for severance pay: The Group recognizes termination benefits as a liability and an expense at the earlier of the following dates: when it can no longer withdraw the offer of those benefits; and when it recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. Payments are certain and are paid in accordance with the terms included in the respective termination agreement with the employee.

3.

Onerous contracts: Onerous contracts mainly related to spectator sports contracts in 2017 and expected loss resulting from office sublease. During 2017, as part of the valuation and measurement of assets and liabilities, the Group assessed on a regular basis any risks in connection with business and non-business-related contracts as well as potential tax risks that could lead to a provision. In the past years, contracts with negative gross profit have been identified in summer sports and football. In 2017, a subsidiary of the Group exited its existing corporate headquarters for a new facility and as such a provision has been recognized for the former headquarters. The provision is based on the contractual remaining lease obligation, less an assumed sublease. This is then discounted to present value. Payments on the provision are certain and are made on a monthly basis in accordance with the lease agreement. Changes to sublease assumptions are updated as new market information becomes available.

4.

Legal claims in 2017 mainly resulted from the disputes with some employees and consultants in Italy. In 2018, provisions for claims increased due to pending risks in Italy, including new media litigation, access to signal mark-up due to insolvency of a customer and litigation with a supplier. In 2019, the Group settled the new media litigation and litigation with a supplier with total payment of €256. The Group recognized €1,632 for legal cost due to its external legal counsel Homburger caused by the case of fraudulent activities of a former senior employee of one of the Group’s subsidiaries. The legal cost is expected to be paid within 24 months.

5.

In 2018, other provisions mainly resulted from two provisions for commercial partners in China. In 2019, the Group recognized a revenue deduction of €8,241 in sales of marketing and advertising rights based on the amount estimated to be paid to its customers as compensation for the fraudulent activities of a former senior employee of one of the Group’s subsidiaries. The fraudulent activities involved providing customers with less advertisement time than contractually promised. The case is reflected in the other provisions with a utilization of €3,795 in 2019 for compensations already paid out and a remaining balance as of year-end for payments still to be made of €4,446. The remaining payments are expected to be paid within 2020.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

33.	Accrued expense and contract liabilities

Accrued expense

	December 31, 2019	December 31, 2018
	€	€
Accrued expense, project related	43,933	58,216
Accrued expense, non-project related	28,964	30,241

Total accrued expense	72,897	88,457

Current	69,846	83,516
Non-current	3,051	4,941

Contract Liabilities

	December 31, 2019	December 31, 2018
	€	€
Total contract liabilities	217,171	199,166

Current	199,900	185,681
Non-current	17,271	13,485

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

34.	Long-term payroll payables

	December 31, 2019	December 31, 2018
	€	€
Net defined benefit liability	10,719	9,142
Long-term termination benefits	4,456	2,816
Other long-term payroll payable	161	812

	15,336	12,770

The defined benefit plan covers the employees of some subsidiaries of the Group in Europe. The Group’s defined benefit plans require contributions to be made to a separately administered fund. The most significant plan is situated in Switzerland, where most of the Group’s employees are located. Swiss employers are obliged by law to provide a minimum pension plan for their staff. Funding is granted there by means of defined saving contributions on individual retirement assets at a guaranteed interest rate.

The termination benefits cover the employees in some European subsidiaries of the Group. In this benefit plan, a predefined percentage of the gross salary of each employee is allocated to TFR (“trattamento di fine rapporto”). The plan is unfunded. At year-end, the total amount is re-valued based on rates predefined by the Italian authorities. Each employee that joins this plan is entitled to the TFR upon leaving the company. In addition, the employee has the right to decide whether the TFR should be funded by a pension fund or should remain with the employer.

In October 2019, the group signed a long-term profit-sharing bonus plan (the “plan”) based on the phantom shares of Yongda to cover Yongda’s management. The phantom shares do not own any voting rights and dividend rights as common shares of Yongda, and they are only used to calculate the final settlement amount in cash. According to the plan, the group will grant a number of phantom shares, of which 50%, so-called “Service Period Phantom Shares”, are fixed at 587,500 shares and will be vested equally over the service period of 5 years till October 28, 2024, and the rest 50%, known as “Performance Phantom Shares”, will be adjusted based on the performance of Yongda in the service period and vested equally over the service period. Yongda should settle the profit-sharing bonus in cash based on the value of the total quantity of Service Period Phantom Shares and Performance Phantom Shares on October 28, 2024. Except the death or the declaration of the management death, Management that leaves before the termination date of the plan will be considered forfeiture and no cash will be paid.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

34.	Long-term payroll payables (Continued)

The actuarial valuations of the plan assets and the present value of the defined benefit obligations were carried out at December 31, 2019 and December 31, 2018 by Swiss and Italian actuarial valuation companies, using the projected unit credit actuarial valuation method.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of profit or loss and the funded status and amounts recognized in the statement of financial position for the respective plans:

Defined benefit plans

	2019	2018
	€	€
Current service cost	2,158	3,192
Interest cost on benefit obligation	188	316
Expected return on plan assets	(87)	(223)
Administrative expenses	20	17

Net benefit expense	2,279	3,302

Changes in the present value of the defined benefit obligations

€
Defined benefit obligations at January 1, 2018	36,345
Interest costs	316
Current service cost	3,192
Benefits paid	(1,851)
Contribution by plan participants	1,275
Administrative expenses	17
Exchange differences	1,397
Actuarial loss	291

Defined benefit obligations at December 31, 2018	40,982
Interest cost	188
Current service cost	2,158
Benefits paid	(2,879)
Contribution by plan participants	1,353
Administrative expenses	20
Exchange differences	939
Gain on settlement	892
Actuarial loss	3,495

Defined benefit obligations at December 31, 2019	47,148

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

34.	Long-term payroll payables (Continued)

Changes in the fair value of the plan assets

€

Plan assets at January 1, 2018	26,740
Interest income	223
Benefits paid	(1,540)
Return on plan assets	(625)
Contributions by employer	1,783
Contribution by plan participants	1,275
Exchange differences	1,168

Plan assets at December 31, 2018	29,024
Interest income	87
Benefits paid	(2,531)
Return on plan assets	1,136
Contributions by employer	1,943
Contribution by plan participants	1,353
Gain on settlement	874
Exchange differences	87

Plan assets at December 31, 2019	31,973

The major categories of the plan assets are as follows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	1%	2%
Shares	29%	30%
Bonds	39%	40%
Real estate	13%	13%
Other	18%	15%

Total amount	100%	100%

The principal assumptions used in determining pension and long-term termination benefit obligations for the Group’s plans are shown below:

	2019	2018
	%	%
Switzerland
Discount rate (%)	0.3	0.9
Expected rate of salary increases (%)	1.0	1.5
Italy
Discount rate (%)	0.6	1.1
Expected rate of salary increases (%)	1.5	1.5

The life expectancy for male pensioners at the age of 65 is 22.61 years in 2019, while for female pensioners the life expectancy at the age of 64 is 24.65 years in 2019. The life expectancy for male pensioners at the age of 65 is 21.69 years in 2018, while for female pensioners the life expectancy at the age of 64 is 23.48 years in 2018.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

34.	Long-term payroll payable (Continued)

In 2019, the death rate ranged from 0.8% to 11.3% for male pensioners aged between 65 and 88, and between 0.5% to 12.1% for female pensioners aged between 64 and 90. In 2018, the death rate ranged from 0.8% to 11.5% for male pensioners aged between 65 and 88, and between 0.5% to 8.5% for female pensioners aged between 64 and 90.

	2019	2018
	€	€
Assumptions for post-employment healthcare benefit plans:
Discount rate:
0.25% increase in discount rate	(1,712)	(5,185)
0.25% decrease in discount rate	1,712	5,185
Life expectation:
Increase by 1 year	787	643
Decrease by 1 year	(787)	(643)
Expected rate of salary increase:
0.25% increase in rate of salary increase	810	3,618
0.25% decrease in rate of salary increase	(810)	(3,618)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analyses may not be representative of an actual change in the defined benefit obligations as it is unlikely that changes in assumptions would occur in isolation from one another.

The payments of expected contributions to the defined benefit plans within the next annual reporting period were €1,877 (2018: €1,939).

35.	Share-based payments

i.	Equity transaction

On December 19, 2017, WEH, which is a subsidiary of the Group, issued 4,218 capital shares to certain executives of WEH for a total of USD3,000,000 (approximately €2,619). The price per share paid by the WEH executives was less than the fair value (USD1,570 (approximately EUR1,330) as at December 31, 2017) of these shares. As at December 31, 2018, such fair value per share has been decreased to USD1,230 (approximately EUR1,042). As a result, a reversal in compensation expense amounting to €1,108 and a recognition in compensation expense of €3,215 was recognized for the year ended December 31, 2018 and 2017, respectively.

In 2019, the plan was cancelled and the price paid by the executives were refunded. As a result, a reversal in compensation expense of €2,106 was recognized for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payments (Continued)

ii.	Equity incentive plan

In December 2017, WEH adopted the Equity Incentive Plan (the “Plan”). The Plan reserved 84,000 shares of WEH’s common stock for issuance of stock options, equity appreciation rights, restricted stock and restricted stock units (“RSU”s), performance awards and other stock-based awards.

On December 29, 2017, 44,890 RSUs were granted to WEH’s employees, of which 50% are time-based and 50% are performance-based. The RSUs are subject to the Shareholders Agreement (the “Agreement”), which provides holders with a put option to WEH or WSH at certain dates in the future at a fair market value, as defined in the Agreement.

There are two forms of RSU grant agreements, namely the Tier A RSU Grant Agreement (“Tier A RSU”) and the non-executive RSU Grant Agreement (“Non-Executive RSU”), which are summarized as follows:

	Tier A RSU	Non-executive RSU
1) Time-based
Vesting conditions	Grading vesting, 20% per year from November 18, 2016 to November 18, 2020	Cliff vesting on January 1, 2021

2) Performance-based
Vesting conditions	To determine on December 31, 2020 based on a cumulative financial target	To determine on December 31, 2020 based on a cumulative financial target

3) Put option
	WEH to purchase back at fair market value at various dates or events, as defined in the Agreement	WSH to purchase back at fair value, starting from December 31, 2023

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payments (Continued)

ii.	Equity incentive plan (Continued)

In 2019, the Group modified the terms and conditions of the original plan, and the conditions after modification are summarized as follows:

	Tier A RSU	Non-executive RSU
1) Time-based
Vesting conditions	All remaining time-based RSUs vested on July 26, 2019	A pro rata portion which calculated based on the days of employed by the staff of the time vested RSUs shall become vested and nonforfeitable. The remaining time vested RSUs shall become 100% vested and nonforfeitable on the earlier to occur of January 1, 2021 or an involuntary termination of the employment without cause. The staff will forfeit any time based RSUs for any other reason prior to January 1, 2021.

2) Performance-based
Vesting conditions	40% of the original performance vested RSU vested on July 26, 2019, with the remaining 60% forfeited immediately	40% of the performance vested RSUs that will vest and forfeit similarly to the time based RSUs. The remaining 60% will be forfeited immediately.

3) Put option
	WEH to purchase back at the price of USD833.88. Some of the purchase was made in August 2019, while the remaining portion will be paid in January 2021.	WEH to purchase back at the price of USD833.88 in January 2021

The Group recognized €10,027, €6,813 and €6,223 share-based payment expenses for the RSUs for the year ended December 31, 2019, 2018 and 2017 respectively, which was accounted for as cash-settled share-based payment and a liability was recognized.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payments (Continued)

ii.	Equity incentive plan (Continued)

Movements during the year

The following table illustrates the number of WEH RSUs during the year:

	2019 Number of RSUs	2018 Number of RSUs	2017 Number of RSUs
Outstanding as at January 1	47,745	44,890	—
Granted during the year	3,995	5,135	44,890
Exercised during the year	(10,756)	—	—
Forfeited during the year	(1,939)	(2,280)	—

Outstanding as at December 31	39,045	47,745	44,890

The Group measured the fair value of RSUs initially and at each reporting date up to and including the settlement date, with changes in fair value recognized as expense.

As purchase price was agreed to USD833.88 per share, there is no significant assumptions in determination of the fair value as at December 31, 2019. For the fair value of the stock as at December 31, 2018 and 2017, a weighted combination of a market approach and an income approach, less a discount for lack of marketability were used when estimating the fair value of the stock. The fair value of the put option was calculated using the Black Scholes model.

The following table lists the inputs used in the Black Scholes model for the year ended December 31, 2018:

	2018 RSUs	2017 RSUs
Weighted average fair values at the measurement date	USD1,230	USD1,570
Weighted average cost of capital (%)	10.3	10
Growth rate (%)	3.25	3
Risk-free rate (%)	2.5	2.3
Standard deviation (%)	52.5	39.3
Discount for lack of marketability (“DLOM”) (%)*	34	23
Expected put option period**	5 years	6 years

*

The Protective Put method was used to quantify the DLOM. With the Protective Put method, the discount is estimated as the value of an at-the-money put with a life equal to the period of restriction, divided by the marketable stock value.

**

The Protective Put method was used to quantify DLOM. With the Protective Put method, the discount is estimated as the value of an at-the-money put with a life equal to the period of restriction, divided by the marketable stock value. The put option period was expected to be 5 years and 6 years for the year ended December 31, 2018 and 2017, as the Group determined that it was more likely than not that the RSUs holders would exercise the put option on December 31, 2023.

The weighted average remaining contractual life for the RSUs as at December 31, 2019, 2018 and 2017 was 1 year, 1.98 years and 2.98 years, respectively.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payments (Continued)

iii.	Investment Shareholders’ Agreement (“ISA”) Plan

On July 7, 2015, IIHAG reached the ISA with WSM, Wanda Culture Holding Company Limited, as well as its senior managements (“Managers”). According to the agreement, WSM granted a number of options of IIHAG to the Managers which can be vested equally over the service period from January 1, 2015 to December 31, 2019. The number of options granted will be based on the completion of the normalized EBITDA targets as defined in the agreement.

Each Manager has the right to request WSM to purchase, or procure to purchase all of the shares of a manager upon option exercise under the agreement on the earliest of the termination of the engagement of such Manager (such manager is not a bad leaver), the occurrence of reputational issues at the level of Wanda Culture having a material adverse effect on the valuation or reputation thereof, or on or after January 1, 2020 (“put option”).

Meanwhile, WSM has the right to purchase or procure to purchase all of the shares a Manager upon option exercise under the agreement under the circumstances that such manager commits a material breach or becomes a leaver of IIHAG (“call option”).

The exercise price of the put and call option was determined as a formula in the agreement which is based on the normalized EBITDA of IIHAG (“option fair value”), unless with respect to the call option, a manager was not a good leaver (“bad leaver”) or committed a material breach, or with respect to the put option, a manager failed to achieve the lower completion target of the normalized EBITDA which was defined in the agreement.

On May 23, 2016, an amendment agreement was signed by the parties to the ISA . The amendment agreement illustrated that the bad leavers can also exercise the call option at the option fair value.

The options of IIHAG held by the Managers were further replaced by the options of IHAG (“option swap”) at a specific exchange ratio through two additional amendment agreements which were signed on May 19, 2017. No changes in the fair value of the granted equity instrument were recognized due to the amendment of the plan.

On October 25, 2018, the Group reached the Purchase and Transfer Agreement to modify the vesting terms of certain employee options. A particular portion of the options under the ISA plan have been fully vested in 2018, while some of the remaining part will be vested during the year of 2019 or will be forfeited and replaced by the awards granted under a new scheme if the new option scheme is established.

The total compensation expense recognized for the plan was €991, €3,015 and €6,938 for the year ended December 31, 2019, 2018 and 2017 respectively.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payments (Continued)

iii.	Investment Shareholders’ Agreement (“ISA”) Plan (Continued)

Movements during the year

The following table illustrates the number of options during the year:

	Number of options	Weighted average exercise price per option
		€
As at December 31, 2016	33,834	93.12
Exercised during the year	(1,152)	90.10
Forfeited during the year	(3,444)	—

As at December 31, 2017	29,238	85.44
Exercised during the year	(14,732)	88.00
Forfeited during the year	(8,191)	—

As at December 31, 2018	6,315	89.07
Exercised during the year	(1,336)	87.00
Forfeited during the year	(4,979)	—
As at December 31, 2019	—	—

*

The figures shown above were in a simplified approach which were under the assumption that the option swap has been completed already on the grant date. The weighted average exercise price per IHAG option is CHF100 (approximately EUR 87).

The Group recognized share-based payment expenses equal to the grant date fair value for all options granted that are expected to vest. The fair value was estimated at €1,508 per option on the date of grant, which was the fair value of the IIHAG’s common stock less the exercise price of the option.

The fair value of the option on the date of grant was determined based on the purchase price which IIHAG was acquired by the subsidiary of WSM on the same date of the grant date. There are no additional options granted after the initial option granted date in 2015.

The vested and exercisable outstanding IHAG options with a weighted average grant date fair value of €1,508 per option. Those options can be exercised once any of the exercise events defined in the agreement were triggered.

The put option period was expected to be 5 years, as the Group determined that it was more likely than not that the options holders would exercise the put option on January 1, 2020 before the modification in October 2018. The Group then determined the put option period based on the modified exercise schedule.

As at December 31, 2019, all the outstanding options have been settled by the Group, and the ISA plan was terminated. The weighted average remaining contractual life for the options as at December 31, 2018 and 2017 was 0.75 years and 2 years, respectively.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payment (Continued)

iv.	Share Option Scheme (“SOS”)

In November 2018, the Group acquired 55% outstanding shares of Yongda and the rest 45% is held by Evertop Technology (Int’l) Limited, a subsidiary of HK listing entity, Century Sage Scientic Holdings Limited (“CSS”, SEHK stock code: 1450). Prior to the Group’s acquisition of Yongda, CSS issued equity-settled SOS to Yongda employees which remain outstanding subsequent to the Group’s acquisition.

The total compensation expense recognized for the SOS after the acquisition in November 2018 was €3.

v.	Group management equity incentive plan

In July 2019, the Group established a management equity incentive plan (“ESOP”) for the qualified senior managements, officers and key employees of the Group. The ESOP provides for the issuance of Option in respect of 5% of the total number of outstanding shares of the Company on a fully diluted basis. The exercise price per Option is USD0.01.

The vesting of the options is subject to time-based and performance-based vesting conditions with the following details:

Tranches		Percentage of the option under the ESOP	Vesting condition
1) IPO Tranche		20%	Immediately upon the completion of the Group’s IPO or immediately upon grant

	(i) Time-based		30% of the options under anniversary tranche vesting over four-year period, with 20% per year from IPO date/grant date to May 31, 2023 subject to the employment period served by the participants.

2) Anniversary Traches	(ii) Performance-based	80%	70% of the option under the anniversary tranche vesting over four-year period, with 20% per year from IPO date/ grant date to May 31, 2023, and subject to performance achievement measure (“KPI”) of the group and subsidiaries, which are defined by the Board of Directors every year.

For the year ended as at December 31, 2019, the Group has granted two batches to senior managements, officers and key employees. The first batch was granted on July 26, 2019, while the second batch was granted on October 9, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

35.	Share-based payment (Continued)

v.	Group management equity incentive plan (Continued)

Movements during the year

The following table illustrates the number of options during the year:

Number of Option
As at January 1, 2019	—
Granted during the year	10,456,593
Forfeited during the year	(1,205,943)

As at December 31, 2019	9,250,650

The total number of exercisable options as at December 31, 2019 is 1,940,243.

The weighted average exercise price is USD0.01 per option.

The fair value of option was estimated at USD3.43 (approximately EUR3.07) and USD2.64 (approximately EUR2.41) per option, respectively, for the first and second batch options. As of December 31, 2019, the Company has not yet determined and approved the KPI for each anniversary tranche under the ESOP. As a result, the Group measured the fair value of the performance-based Options under each anniversary tranche at each reporting date up to the date when the Board of Directors approve the KPI for each period. The fair value of the performance-based part of the anniversary tranche was estimated at USD1.63 (approximately EUR1.47) per option.

The Group measured the fair value of the options at its grant date, and the fair value of the performance-based options using the Binomial Options Pricing Model. However, the fair value per option at grant date and at the end of the reporting period is mainly determined by the difference between the closing transaction price of the Company’s American Deposit Shares on NASDAQ market at each relevant date and the exercise price per option, as other assumptions do not have a material impact (i.e. such impact on the fair value is less than USD0.01/option) on the fair value of the options. The weighted average contract life for the outstanding options is expected to be 6.42 years.

The total expense recognized for the ESOP was approximately €12,746 for the year ended December 31, 2019.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

36.	Trade and other payables

	December 31, 2019	December 31, 2018
	€	€
Trade payables	74,206	98,491
Other payables	49,771	37,227
Related parties	49,878	680,733

	173,855	816,451

Terms and conditions of the above financial liabilities:

•	Trade payables and other payables are non-interest-bearing and are normally settled in less than 12 months;

•	For terms and conditions with related parties, refer to Note 40;

•	For explanations on the Group’s liquidity risk management processes, refer to Note 27.

37.	Lease liabilities

	December 31, 2019	December 31, 2018
	€
Current portion	10,041	9,863
Non-current portion	29,154	28,841

	39,195	38,704

For certain leases, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

The Minimum of each year for undiscounted lease payments to be paid on an annual basis is shown as below:

	December 31, 2019	December 31, 2018
	€	€
within 1 year	11,517	10,909
1-2 years	9,037	9,884
2-3 years	7,000	7,360
3-4 years	5,712	4,780
4-5 years	4,144	3,925
>5 years	6,582	5,533

Total	43,992	42,391

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

38.	Assets held for sale

In December 2019, the board of Infront approved a plan to sell Infront Centro Produzione S.r.l. (ICP), a wholly owned subsidiary in Italy. The Group initiated sales negotiations with a third-party investor. A Letter of Intent was agreed and signed, whereby the potential buyer has an exclusive negotiation right for a period of 90 days. The sale of ICP is expected to be completed within one year from the reporting date and such sale is assessed by management to be highly probable.

As at December 31, 2019, ICP was classified as held for sale with no impairment loss identified. The business of ICP is not material to the Group.

The assets and liabilities of ICP classified as held for sale as at December 31, 2019, are as follows:

2019
€
Assets
Property, plant and equipment	336
Right of use assets	4,985
Goodwill	270
Deferred tax assets	146
Other non-current assets	312
Trade and other receivables	1,617
Current contract assets	16
Income tax receivables	72
Cash and cash equivalents	273
Other current assets	98

Assets held for sale	8,125
Liabilities
Trade and other payables	1,251
Current lease liabilities	1,123
Current accrued expenses	431
Current contract liabilities	56
Non-current Lease liabilities	3,951
Other non-current liabilities	64
Long-term payroll payable	99

Liabilities directly associated with the assets held for sale	6,975

Net assets directly associated with disposal group	1,150

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

39.	Commitments and contingencies

Operating lease commitments—Group as a lessee

The Group has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. Expenses related to short-term leases and lease of low-value assets amount to €2,875 (€2,532 in 2018). Future minimum rentals payable under non-cancellable operating leases are as follows:

	December 31, 2019*	December 31, 2018*
	€	€
Not later than 1 year	51	682
Later than 1 year and not later than 5 years	3	3
Later than 5 years	—	—

	54	685

*	The figures shown above are the minimum rentals payable which are payments of short-term lease and lease of low value assets under IFRS16, which are not capitalized as lease liabilities.

Commitments

The Group had commitments of €1,938,178 and €1,399,346 which comprise of future payment obligations to commercial rights owners in relation with a full buy-out model as at December 31, 2019 and December 31, 2018, respectively.

Contingent Liabilities

Contingent liabilities include joint and several guarantees (minimum guarantees and guarantees for corporate existence) for some of the subsidiaries of the Group, mainly towards an international sports federation, of €180,500 and €179,923 as at December 31, 2019 and 2018 respectively. The increase is due to exchange difference impacts.

The Group guaranteed minimum revenues to some of its customers/suppliers when it is acting as an agent/advisor for the sale of media and sponsorship rights. The Group’s exposure to the guaranteed minimum revenues were €1,154,933 and €1,208,954 as at December 31, 2019 and 2018 respectively.

Standby Letter of Credit

The Group has entered into standby letters of credit in the total amounts of €684 and €1,638 as at December 31, 2019 and 2018, respectively, with various financial institutions that guarantee certain future payments required to be made in connection with leasing arrangements and acquisitions.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

39.	Commitments and contingencies (Continued)

Legal claim contingency

In November 2018, a customer filed a claim for the alleged infringement of certain contractual obligations, which cause significant damages on it for an amount of €13,500. The Group has been advised by its legal counsel that it is only possible, but not probable, that an action will succeed. At this stage the lawsuit seems to be unsupported by evidence. In a first trial in March 2019, the court has suggested to the customer that the claim is not defensible, but the final decision is still outstanding.

In October 2019, a customer filed a lawsuit seeking damages in excess of €714 for alleged breach of contract and for violation of the U.S. Computer Fraud and Abuse Act. In 2019, the Group filed a motion to dismiss the complaint, which the customer opposed. The Group filed its reply brief in January 2020 and expects a decision on the Motion to Dismiss within the next couple of months.

The Company’s class action

As of December 31, 2019, there was a complaint filed in the United States District Court for the District of Oregon, naming the Company and certain of its current and former directors and officers as defendants in a putative shareholder class action lawsuit in connection with the Company’s initial public offering. This case is in its preliminary stages, and the Company cannot reliably estimate the likelihood of an unfavorable outcome or provide any estimate of the amount or range of any potential loss. The Company did not accrue any loss contingencies as of December 31, 2019, as the Company did not consider an unfavorable outcome in any material respects in this lawsuit to be probable. The Company believes that the claims against it are without merit and intends to vigorously defend this lawsuit.

European Commission request

The European Commission sent a request for information to four subsidiaries of the Group in connection with the alleged anti-competitive behavior in the European Union and European Economic Area relating to the distribution, management and marketing of media rights and/or related rights issued by certain sports federations, sports clubs and other rights holders. The Group provided all the information requested by the European Commission by September 2019 and no further actions taken by the European Commission. The Group did not recognize any provisions regarding to this matter since the European Commission only made an information request.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures

The following table provides the amounts of material transactions that have been entered into with related parties for the relevant financial years. Please refer to Note 6 for the details of the Group’s structure:

		Sale of goods and rendering of services to related parties	Purchase of goods and receipt of services from related parties
		€	€
Entities controlled by the same ultimate controlling shareholder:
Dalian Wanda Group Co., Ltd.[1]	2019	2,037	—
	2018	10,317	—
	2017	10,511	—
Dalian Wanda Group Co., Ltd. Beijing Investment Management Branch	2019	392	—
Shanghai Qingpu Wanda Mall Investment Co., Ltd.	2019	188	—
	2018	762	—
Nanning Wanda Mall Investment Co., Ltd.	2019	139	—
	2018	859	—
Wuhan Wanda East Lake Real Estate Development Co.Ltd.	2019	121	—
	2018	147	—
	2017	712	—
Tianjin Free Trade Zone Wanda Real Estate Co., Ltd.	2019	121	—
Zhangzhou Wanda Plaza Investment Co., Ltd.	2019	121	—
Changchun Auto City Wanda Plaza Investment Co., Ltd.	2019	110	—
Dezhou Wanda Plaza Investment Co., Ltd.	2019	121	—
Kunming Wanda Plaza Investment Co., Ltd.	2019	121	—
Nanjing Wanda Mall Investment Co., Ltd.	2019	121	9
	2018	859	—
Jingmen Wanda Plaza Investment Co., Ltd.	2019	121	—
Shanghai Wanda Commercial Plaza Real Estate Co., Ltd.	2019	121	—
Shiyan Wanda Plaza Real Estate Co., Ltd.	2019	121	—
Hefei Yaohai Wanda Plaza Investment Co., Ltd.	2019	121	—
Maanshan Wanda Plaza Investment Co., Ltd.	2019	121	—
Wanda Sports Travel and Consulting Company	2019	166	44
Wanda Business Management Group Co., Ltd.[2]	2019	2,420	—
Wanda Hotel Management (Shanghai) Co., Ltd.	2019	24	24
Dalian Wanda Sports Culture Tourism Development Co., Ltd.	2019	729	—
Ankang Wanda Real Estate Co., Ltd.	2019	91	—
Guilin Lingui Wanda Real Estate Development Co., Ltd.	2019	97	—
Chengdu Tianfu Wanda Real Estate Co., Ltd.[3]	2019	1,294	—
Lanzhou Wanda City Development Co., Ltd.	2019	442	—
Nanjing Lishui Wanda Plaza Co., Ltd.	2019	200	—
Tianshui Wanda Real Estate Development Co., Ltd.	2019	79	—
Taishan Wanda Real Estate Development Co., Ltd.	2019	79	—
Handan Huai Shang District Wanda Plaza Development Co., Ltd.	2019	79	—

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provides the amounts of material transactions that have been entered into with related parties for the relevant financial years.

		Sale of goods and rendering of services to related parties	Purchase of goods and receipt of services from related parties
		€	€
Leshan Wanda Plaza Investment Co., Ltd.	2019	79	—
Shenyang Quanyun Wanda Plaza Investment Co., Ltd.	2019	79	—
Wulanchabu Wanda Real Estate Co., Ltd.	2019	79	—
Yangzhou Wanda Real Estate Development Co., Ltd.	2019	79	—
Haian Wanda Real Estate Development Co., Ltd.	2019	79	—
Yanan Wanda Real Estate Development Co., Ltd.	2019	79	—
Changde Wanda Plaza Investment Co., Ltd.	2019	79	—
Shengzhou Wucheng Real Estate Development Co., Ltd.	2019	79	—
Zigong Wanda Real Estate Development Co., Ltd.	2019	79	—
Jiujiang Wanda Plaza Investment Co., Ltd.	2019	79	—
Wuhan Xinzhou Wanda Real Estate Development Co., Ltd.	2019	79	—
Shaanxi Jinshida Real Estate Co., Ltd.	2019	49	—
Jixian Wanda Plaza Commercial Management Co., Ltd.	2019	11	2
Ziyang Wanda Plaza Investment Co., Ltd.	2019	46	—
Yanan Wanda City Real Estate Co., Ltd.	2019	61	—
Xi’an Daming Palace Wanda Plaza Co., Ltd.	2019	24	—
Shenyang Olympic Body Wanda Plaza Co., Ltd.	2019	49	—
Dandong Wanda Plaza Co., Ltd.	2019	24	—
Panjin Wanda Plaza Real Estate Co., Ltd.	2019	12	—
Yanji Wanda Plaza Investment Co., Ltd.	2019	12	—
Yingkou Wanda Plaza Investment Co., Ltd.	2019	12	—
Urumqi Wanda Plaza Investment Co., Ltd.	2019	12	—
Wanda Sports & Media (Hong Kong) Co. Limited	2019	—	122
Beijing Wanda Plaza Real Estate Co., Ltd. Wanda Vista Hotel	2019	—	42
Xiamen Jimei Wanda Plaza Commercial Property Management Co., Ltd.	2019	—	6
Hangzhou Gongshu Wanda Plaza Commercial Management Co., Ltd	2019	—	7
Fuzhou Wanda Plaza Commercial Property Management Co., Ltd	2019	—	5
Beijing Tongzhou Wanda Plaza Commercial Management Co., Ltd.	2019	—	9
Shenyang Tiexi Wanda Plaza Commercial Management Co., Ltd. North 1st Road Branch	2019	—	4
Jinan Gaoxin Wanda Plaza Commercial Management Co., Ltd.	2019	—	5

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provides the amounts of material transactions that have been entered into with related parties for the relevant financial years.

		Sale of goods and rendering of services to related parties	Purchase of goods and receipt of services from related parties
		€	€
Suzhou Wuzhong Wanda Plaza Commercial Management Co., Ltd.	2019	—	4
Shanghai Baoshan Wanda Plaza Commercial Management Co., Ltd.	2019	—	11
Dongguan Houjie Wanda Plaza Commercial Management Co., Ltd.	2019	—	5
Guangzhou Panyu Wanda Plaza Commercial Property Management Co., Ltd.	2019	—	7
Foshan Wanda Plaza Commercial Property Management Co., Ltd.	2019	—	7
Wuhan Wanda Plaza Business Management Co., Ltd. Central Cultural Tourism Div.	2019	—	6
Xi’an Wanda Plaza Commercial Management Co., Ltd. High-tech Branch	2019	—	5
Mianyang Jingkai Wanda Plaza Commercial Management Co., Ltd.	2019	121	2
Chongqing Banan Wanda Plaza Commercial Management Co., Ltd.	2019	—	2
Changsha Wanda Plaza Commercial Property Management Co., Ltd.	2019	—	8
Hefei Wanda Plaza Commercial Management Co., Ltd.	2019	—	7
Nanchang Honggutan Wanda Plaza Commercial Management Co., Ltd.	2019	—	7
Tianjin Wanda Media Co., Ltd.	2019	—	289
Nanning Wanda International Film City Co., Ltd. Wanda Maodian	2019	—	16
Sunseeker International Ltd	2018	128	—
Joint ventures in which the parent is a venturer:
International Games Broadcast Services AG4	2019	2,818	—
	2018	3,850	—
	2017	718	—
Infront Ringier Sports & Entertainment Switzerland AG	2019	17	449
	2018	30	1,188
	2017	79	1,308
Organizing Committee IIHF 2020 World Championship AG	2019	7	—
OC 2018 IIHF WM ApS	2019	—	3
	2018	536	684
	2017	100	—
DEB Eishockey Sport GmbH[5]	2017	1,311	—
Associate:
FIS Marketing AG	2019	875	—
	2018	855	—
	2017	715	—

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

[1]

In 2019, the Group provided services in relation to hospitality and event organization of International Federation of Association Basketball (“FIBA”) World Cup for Dalian Wanda Group Co., Ltd. In 2018, the Group provided services in relation to the sponsorship of the International Federation of Association Football (“FIFA”) World Cup.

[2]	The Group provided services in relation to the marketing rights of the Ironman Kids for Wanda Business Management Group Co., Ltd.
[3]

The Group provided services in relation to marketing rights of the Badminton World Federation (“BWF”) Tour Finals, Urban Cycling World Championships (“UCI”) and Chengdu International Marathon for Chengdu Tianfu Wanda Real Estate Co., Ltd.

[4]	The Group provided services in relation to host broadcasting operations of Rugby World Cup for International Games Broadcast Services AG.
[5]	The Group provided consulting services in relation to the International Ice Hockey Federation (“IIHF”) World Championships for DEB Eishockey Sport GmbH.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provided material amounts due to or from related parties for the relevant financial years:

		Amounts due from related parties	Amounts due to related parties
		€	€
Entities controlled by the same ultimate controlling shareholder:
Wanda Sports & Media (Hong Kong) Co. Limited	December 31, 2019	350	124
	December 31, 2018	221	—
Dalian Wanda Group Co Ltd	December 31, 2019	12	—
	December 31, 2018	5,238	—
Shanghai Qingpu Wanda Mall Investment Co., Ltd	December 31, 2019	64	—
	December 31, 2018	—	97
Beijing Wanda Cultural Industry Group Co., Ltd.	December 31, 2019	107,854	2,704
	December 31, 2018	107,898	—
Beijing Wanda Football Club Co., Ltd.	December 31, 2019	1	—
Tianjin Free Trade Zone Wanda Real Estate Co., Ltd.	December 31, 2019	17	—
Wanda Sports Travel and Consulting Company	December 31, 2019	165	44
Dalian Wanda Sports Culture Tourism Development Co., Ltd.	December 31, 2019	771	—
Ziyang Wanda Plaza Investment Co., Ltd.	December 31, 2019	48	—
Ankang Wanda Real Estate Co., Ltd.	December 31, 2019	83	—
Guilin Lingui Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—
Chengdu Tianfu Wanda Real Estate Co., Ltd.	December 31, 2019	1,279	—
Xi’an Daming Palace Wanda Plaza Co., Ltd.	December 31, 2019	26	—
Shenyang Olympic Body Wanda Plaza Co., Ltd.	December 31, 2019	26	—
Panjin Wanda Plaza Real Estate Co., Ltd.	December 31, 2019	13	—
Jixian Wanda Plaza Commercial Management Co., Ltd.	December 31, 2019	12	—
Shaanxi Jinshida Real Estate Co., Ltd.	December 31, 2019	51	—
Lanzhou Wanda City Development Co., Ltd.	December 31, 2019	467	—
Nanjing Lishui Wanda Plaza Co., Ltd.	December 31, 2019	83	—
Tianshui Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—
Taishan Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—
Handan Huai Shang District Wanda Plaza Development Co., Ltd.	December 31, 2019	83	—
Leshan Wanda Plaza Investment Co., Ltd.	December 31, 2019	83	—
Shenyang Quanyun Wanda Plaza Investment Co., Ltd.	December 31, 2019	83	—
Wulanchabu Wanda Real Estate Co., Ltd.	December 31, 2019	83	—
Yangzhou Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—
Haian Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—
Yanan Wanda Real Estate Development Co., Ltd.	December 31, 2019	83	—

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provided material amounts due to or from related parties for the relevant financial years:

		Amounts due from related parties	Amounts due to related parties
		€	€
Infront International Holdings AG	December 31, 2019	—	932
	December 31, 2018	—	952
Wanda Sports & Media (Hong Kong) Holding Co. Limited*	December 31, 2019	—	614
	December 31, 2018	783	174,620
Wanda Sports Finance Co. Limited	December 31, 2019	—	1,671
Tianjin Wanda Media Co., Ltd.	December 31, 2019	—	168
Wanda Culture Holding Co., Ltd.	December 31, 2018	—	460,551
Wanda America Investment Holding Co.,Ltd.	December 31, 2018	—	43,655
Joint ventures in which the parent is a venturer:
Organizing Committee IIHF 2020 World Championship AG	December 31, 2019	—	8
International Games Broadcast Services AG	December 31, 2019	115	—
	December 31, 2018	3,778	—
Infront Ringier Sports & Entertainment Switzerland AG	December 31, 2018	118	380
OC 2018 IIHF WM ApS	December 31, 2018	3	7
Associates:
FIS Marketing AG	December 31, 2019	—	95
	December 31, 2018	108	—
Verein Tour de Suisse	December 31, 2019	320	—

There have been no guarantees provided or received for any related party trade receivables or trade payables. Outstanding balances at the year end are unsecured and interest free and repayable on demand.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provides information on material loans to related parties for the relevant financial years.

		Interest income	Amounts due from related parties
		€	€
Loans to related parties:
Entities controlled by the same ultimate controlling shareholder:
Wanda Sports & Media (Hong Kong) Co. Limited[6]	December 31, 2019	250	6,058
	December 31, 2018	336	5,410
	December 31, 2017	778	24,266
Infront Finance Luxembourg Sàrl[7]	December 31, 2017	—	—
Infront International Holding AG8	December 31, 2018	270	—
Joint ventures in which the parent is a venturer:
Infront Ringier Sports & Entertainment Switzerland AG9	December 31, 2019	5	—
	December 31, 2018	5	10
	December 31, 2017	9	—

[6]

The Group had a loan receivable balance of €6,058 as at December 31, 2019, €5,410 as at December 31, 2018 and €24,266 as at December 31, 2017 with Wanda Sports & Media (Hong Kong) Co. Limited. The loan with €5,251 carried annual interest rates ranging from 3.64% to 3.68% in 2019 with a maturity date of December 2, 2026. The remaining loan amounting to €807 with no interest rate and maturity date.

The Group and Wanda Sports & Media (Hong Kong) Co. Limited have reached an agreement in December 2019 that the Company will bear the social security contribution due to exercise the options by tranches under the ISA Plan (see Note 35) in late 2018 and during the year of 2019 that originally signed among Wanda Sports & Media (Hong Kong) Co. Limited, IHAG, the Participants under ISA Plan.

The total contribution was approximately CHF 4.3 million (approximately €3,714) and has already been paid by the Group. Before reaching this agreement, Wanda Sports & Media (Hong Kong) Co. Limited had volunteered to bear such security contribution although it was legally unclear which party should bear such cost.

Due to such arrangement, a corresponding expense of €3,714 has been booked into the personnel expenses in the statement of profit or loss for the year ended December 31, 2019.

[7]

As at December 31, 2016, the Group had a loan receivable balance of €141,263 with Infront Finance Luxembourg Sàrl. The loan carried an annual interest rate of 5.2% with a maturity date of July 21, 2019. The amount was netted off by the dividend declared by the Company in 2017.

[8]	During 2018, a loan in the amount of €12,235 was granted to Infront International Holdings AG, which was then waived in late 2018.

[9]

The Group had a loan receivable balance of €10 as at December 31, 2018 and €0 as at December 31, 2017 with Infront Ringier Sports & Entertainment Switzerland AG. It carried an annual interest rate of 0.3% with a maturity date of December 31, 2020.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

40.	Related party disclosures (Continued)

The following table provides information on material loans from related parties for the relevant financial years.

		Interest expense	Amounts due to related parties
		€	€
Loans from related parties:
Entities controlled by the same ultimate controlling shareholder:
Infront International Holdings AG10	December 31, 2018	7,615	—
	December 31, 2017	19,497	393,833
Wanda Sports & Media (Hong Kong) Holding Co. Limited[11]	December 31, 2019	2,680	44,685

10.

The Group had a loan payable balance of €0 as at December 31, 2018, and €393,833 as at December 31, 2017 with Infront International Holdings AG. The loan was fully repaid on May 24, 2018. It had a maturity date of July 21, 2019 and carried an effective annual interest rate of 3.1% after taking into account the effect of Cross Currency Swap.

11.

In December 2019, the Company has reached a supplemental agreement regarding to the US$ 50 million outstanding balance of the promissory note issued to WSM as part of the Restructuring mentioned in Note 1. According to the agreement, a “fund occupied fee” will be charged to the Company by WSM at an annualized rate of 7.8% staring from March 14, 2019. For the year ended December 31, 2019, the “fund occupied fee” was then agreed to US$3 million (approximately €2,680). The outstanding balance of the promissory note is presented under other payables in the consolidated statement of financial position.

The following table provides compensation of key management personnel of the Group.

	2019	2018	2017
	€	€	€
Short-term employee benefits	5,592	6,638	7,089
Post-employment benefits	58	48	51
Share-based payments	8,698	6,050	6,847

Total compensation paid to key management personnel	14,348	12,736	13,987

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

41.	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.

The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

• IFRS 17	Insurance Contracts[1]
• Amendments to IAS 1 and IAS 8	Definition of Material[2]
• Amendments to IFRS 3	Definition of a Business[2]
• Amendments to IFRS 9, IAS 39 and IFRS 7:	Interest Rate Benchmark Reform [2]

[1]	Effective for annual periods beginning on or after January 1, 2021
[2]	Effective for annual periods beginning on or after January 1, 2020

Further information about those IFRS that are expected to be applicable to the Group is described below:

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

41.	Standards issued but not yet effective (Continued)

IFRS 17 Insurance Contracts (Continued)

IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 3: Definition of a Business

On October 22, 2018, IASB issued “Definition of a Business (Amendments to IFRS 3)” aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require the entities to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after 1 January 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

WANDA SPORTS GROUP COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Euro (“€”), except for number of shares and per share data)

42.	Events after the reporting period

COVID-19 outbreak

The outbreak of a novel coronavirus (which causes the disease known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since been declared a pandemic by the World Health Organization as it has spread across the globe.

Sports events throughout the world have been postponed or cancelled. Postponement or cancellation of test or qualifying events, as well as disruptions to training schedules for athletes and event volunteers across all sports, are likely to affect the timing and quality of events scheduled to be held months in the future. The Group expects that the foregoing developments could adversely affect the Mass Participation as well as its Spectator Sports and DPSS segments, and that adverse effect could be material. However, the Group believes that such outbreak will not have any impact on the going-concern basis of the preparation of these financial statements based on the assessment up to the date of the issuance of these financial statements.

The IHAG credit facility has a leverage ratio covenant, from which the Group expect it will need relief due to the impact of COVID-19 on the Group’s revenue. Failure to do so could result in an acceleration of the debt outstanding under the IHAG credit facility. The Group is still in discussion with the lenders with respect to covenant relief.

Refinancing

On March 11, 2020, the Company entered into a US$240 million (approximately €211,715) senior term loan facility with Credit Suisse AG, Singapore Branch, enabling the Company to refinance and prepay its previous senior 364-day term loan facility entered into on March 15, 2019.

Disposal of WEH

In January 2020, the Group finalized its plan to sell WEH and began soliciting bids from potential buyers. On March 26, 2020, A/NPC WEH Holdings, LLC entered into a definitive stock purchase agreement with the Group and agreed to acquire WEH in an all cash transaction at an enterprise value of approximately €652,426 (US$730,000,000). The board of directors of the Group determined that the enterprise value to be fair and determined the transaction to be in the best interests of the shareholders of the Group. The transaction is expected to be completed by second quarter of 2020, subject to the receipt of antitrust approvals in certain jurisdictions.

On February 28, 2020, in connection with the WEH sale, the Company entered into a conditional agreement with World Triathlon Corporation, or WTC, and senior executives of WTC, to terminate option award agreements relating to options granted to such executives under the Management Equity Incentive Plan.

Dismissal of the Company’s class action

With respect to the Company’s class action filed in 2019, the court appointed a lead plaintiff on March 3, 2020. Subsequently on May 18, 2020, the lead plaintiff filed a notice of dismissal, voluntarily dismissing this case in its entirety, without prejudice. The dismissal was without costs and other award to either party.